Registration No. 333-17641
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                        POST-EFFECTIVE AMENDMENT NO. 1 TO


                                    FORM S-6

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
        OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2


       SEPARATE ACCOUNT FP
                of
     THE EQUITABLE LIFE ASSURANCE                 James M. Benson, President
     SOCIETY OF THE UNITED STATES        The Equitable Life Assurance Society of
        (Exact Name of Trust)                          the United States
     THE EQUITABLE LIFE ASSURANCE                1290 Avenue of the Americas
      SOCIETY OF THE UNITED STATES                 New York, New York 10104
       (Exact Name of Depositor)         (Name and Address of Agent for Service)
      1290 Avenue of the Americas
       New York, New York 10104
  (Address of Depositor's Principal
        Executive Offices)


                     ---------------------------------------

              Telephone Number, Including Area Code: (212) 554-1234

                    ----------------------------------------

                  Please send copies of all communications to:


      MARY P. BREEN, ESQ.                             with a copy to:
      Vice President and                             Thomas C. Lauerman
   Associate General Counsel               Freedman, Levy, Kroll & Simonds
 The Equitable Life Assurance           1050 Connecticut Avenue, N.W., Suite 825
 Society of the United States                      Washington, D.C. 20036
 1290 Avenue of the Americas
   New York, New York 10104


                    ----------------------------------------

      Securities Being Registered: Units of Interest in Separate Account FP

It is proposed that this filing will become effective (check appropriate line):


_____ immediately upon filing pursuant to paragraph (b) of Rule 485

__X__ on May 1, 1997 pursuant to paragraph (b) of Rule 485

_____ 60 days after filing pursuant to paragraph (a) of Rule 485

_____ on (           ) pursuant to paragraph (a) of Rule 485

Pursuant to Rule 24f-2(a)(1) under the Investment Company Act of 1940, the Registrant has registered an indefinite amount of securities under the Securities Act of 1933. The Registrant filed the 24f-2 Notice for the year ended December 31, 1996 on February 27, 1997.

                      THE EQUITABLE LIFE ASSURANCE SOCIETY
                              OF THE UNITED STATES

                        VARIABLE LIFE INSURANCE POLICIES
                       FUNDED THROUGH SEPARATE ACCOUNT FP


                                 IL PROTECTOR(SM)
                                  IL COLI II(SM)
                                     IL COLI
                              INCENTIVE LIFE PLUS(SM)
                                SURVIVORSHIP 2000
                              SPECIAL OFFER POLICY
                               INCENTIVE LIFE 2000
                                  CHAMPION 2000
                                 INCENTIVE LIFE

                     PROSPECTUS SUPPLEMENT DATED MAY 1, 1997

This supplement updates certain information in the prospectus you received for your Equitable variable life insurance policy* and any prior supplements to that prospectus.** Capitalized terms used in this supplement have the same meanings as in the prospectus. You should keep this supplement with your prospectus and any previous prospectus supplement. We will send you another copy of any prospectus or supplement, without charge, on written request.

EQUITABLE. The information under the heading "EQUITABLE" in your prospectus is updated as follows:

EQUITABLE. The Equitable Life Assurance Society of the United States (Equitable), a New York stock life insurance company, has been in business since 1859. We are a wholly-owned subsidiary of The Equitable Companies Incorporated (the Holding Company). The largest shareholder of the Holding Company is AXA-UAP
(AXA), a French insurance holding company. As of December 31, 1996, AXA beneficially owned 63.8% of the outstanding shares of common stock of the Holding Company (assuming conversion of the convertible preferred stock held by
AXA). Under its investment arrangements with Equitable and the Holding Company, AXA is able to exercise significant influence over the operations and capital structure of the Holding Company and its subsidiaries, including Equitable. AXA is the holding company for an international group of insurance and related financial services companies. Equitable, the Holding Company and their subsidiaries managed approximately $239.8 billion of assets as of December 31, 1996, including third party assets of approximately $184.8 billion. Equitable's home office is 1290 Avenue of the Americas, New York, New York 10104. We are licensed to do business in all 50 states, Puerto Rico, the Virgin Islands and the District of Columbia. We maintain local offices throughout the United States. At December 31, 1996, we had approximately $114.6 billion face amount of variable life insurance in force, as compared to $103.9 billion at December 31, 1995. Prior to January 1, 1997, the variable life insurance policies listed above were issued by Equitable's wholly-owned subsidiary, Equitable Variable Life Insurance Company (Equitable Variable). Equitable Variable was merged into Equitable as of January 1, 1997.

-----------------------------
*This supplement updates certain information contained in the IL Prospectuses dated July 25, 1996 and January 1, 1997; IL COLI II Prospectuses dated July 24, 1996 and January 1, 1997; the Incentive Life Plus Prospectuses dated December 19, 1994, May 1, 1995, September 15, 1995, May 1, 1996 and January 1, 1997; the
IL COLI supplements thereto dated September 15, 1995, May 1, 1996 and January 1, 1997, and the Special Offer Policy supplements thereto dated May 1, 1995, September 15, 1995 and May 1, 1996; the Survivorship 2000 Prospectuses dated August 18, 1992, May 1, 1993, 1994 and 1995 and January 1, 1997; the Incentive Life 2000 Prospectuses dated November 27, 1991 and May 1, 1993 and 1994, and the Special Offer Policy supplements thereto dated November 27, 1991, January 29, 1993, May 1, 1993, 1994 and 1995; the Champion 2000 Prospectuses dated November 27, 1991 and May 1, 1993 and 1994; and the Incentive Life Prospectuses dated August 29, 1989, February 27, 1991 and May 1, 1990, 1993 and 1994.

**If the date of your prospectus is prior to January 1, 1997, you received a prospectus supplement dated January 1, 1997. You may have also received a supplement dated May 1, 1996. These supplements are still relevant and should be retained with your prospectus.

EVM-116 Copyright 1997 The Equitable Life Assurance Society of the United States. All rights reserved.

INVESTMENT PORTFOLIOS. As of May 1, 1997, your policy offers the following twenty-four investment portfolios, along with the guaranteed interest option. The twenty-four investment portfolios are as follows:

                                               INVESTMENT PORTFOLIOS
---------------------------------------------------------------------------------------------------------------------
   FIXED INCOME SERIES:                           EQUITY SERIES:                       ASSET ALLOCATION SERIES:
---------------------------------------------------------------------------------------------------------------------
Domestic Fixed Income      Domestic Equity            International Equity           o  Alliance Conservative
   o Alliance Money Market   o T. Rowe Price Equity     o Alliance Global               Investors
   o Alliance Intermediate     Income                   o Alliance International     o  EQ/Putnam Balanced
     Government Securities   o EQ/Putnam Growth &       o T. Rowe Price              o  Alliance Balanced
   o Alliance Quality Bond     Income Value               International Stock        o  Alliance Growth
Aggressive Fixed Income      o Alliance Growth &        o Morgan Stanley                Investors
   o Alliance High Yield       Income                     Emerging Markets           o  Merrill Lynch World
                             o Alliance Equity Index      Equity (available on          Strategy
                             o Merrill Lynch Basic        or about Sept. 2,
                               Value Equity               1997)
                             o Alliance Common Stock  Aggressive Equity
                             o MFS Research             o Alliance Aggressive
                                                          Stock
                                                        o Warburg Pincus Small
                                                          Company Value
                                                        o Alliance Small Cap
                                                          Growth
                                                        o MFS Emerging Growth
                                                          Companies

PERFORMANCE INFORMATION. The performance information under the heading "HUDSON RIVER TRUST RATES OF RETURN" in the prospectus and any illustrations of policy values based on such information are deleted.

THE SEPARATE ACCOUNT AND THE TRUSTS. The information under the heading "THE TRUST," "THE TRUST'S INVESTMENT ADVISER" and "INVESTMENT POLICIES OF THE TRUST'S PORTFOLIOS" in your prospectus is replaced with the following sections:

THE TRUSTS

The Hudson River Trust ("HRT") and the EQ Advisors Trust ("EQAT") consist of the investment portfolios (listed below) in which the Funds of the Separate Account invest according to your instructions.

                         HRT PORTFOLIOS*                                            EQAT PORTFOLIOS
-------------------------------------------------------------------------------------------------------------------------
Fixed Income Series:                                             Equity Series:
o  Alliance Money Market         o  Alliance Quality Bond     o  T. Rowe Price Equity         o  Morgan Stanley
o  Alliance Intermediate         o  Alliance High Yield          Income                          Emerging Markets
   Government Securities                                      o  EQ/Putnam Growth &              Equity (available on
Equity Series:                                                   Income Value                    or about Sept. 2, 1997)
o  Alliance Growth & Income                                   o  Merrill Lynch                o  Warburg Pincus Small
o  Alliance Equity Index         o  Alliance International       Basic Value Equity              Company Value
o  Alliance Common Stock         o  Alliance Aggressive       o  MFS Research                 o  MFS Emerging Growth
o  Alliance Global                  Stock                     o  T. Rowe Price                   Companies
                                 o  Alliance Small Cap           International Stock
                                    Growth                    Asset Allocation Series:
Asset Allocation Series:                                      o  EQ/Putnam Balanced            o  Merrill Lynch
   Investors                                                                                      World Strategy
o  Alliance Balanced             o  Alliance Growth
                                    Investors


*The names of these portfolios have been amended to include "Alliance" in their names.

The Trusts are open-end, management investment companies registered under the 1940 Act, more commonly called mutual funds. As a "series" type of mutual fund, each Trust issues several different series of stock, each of which relates to a different portfolio of that Trust. The HRT commenced operations in January 1976 with a predecessor of its Alliance Common Stock Portfolio. The EQAT commenced operations on May 1, 1997. The Trusts do not impose sales charges or "loads" for buying and selling their shares. All dividends and other distributions on a portfolio's shares are reinvested in full and fractional shares of the portfolio to which they relate. Each Fund invests in either Class IA or Class IB shares of a corresponding portfolio. HRT portfolios sell Class IA shares to the Funds and EQAT portfolios sell Class IB shares to the Funds.

The EQAT sells its shares to Equitable separate accounts in connection with Equitable's variable life insurance and annuity products. The HRT sells its shares to separate accounts of insurance companies, both affiliated and not affiliated with Equitable. We currently do not foresee any disadvantages to our policyowners arising out of this. However, HRT's Board of Trustees intends to monitor events in order to identify any material irreconcilable conflicts that possibly may arise and to determine what action, if any, should be taken in response. If we believe that HRT's response to any of those events insufficiently protects our policyowners, we will see to it that appropriate action is taken to do so. Also, if we ever believe that any of the Trusts' portfolios is so large as to materially impair the investment performance of the portfolio or the Trust involved, we will examine other investment options.

All of the portfolios, except for the Morgan Stanley Emerging Markets Equity Portfolio and Merrill Lynch World Strategy Portfolio, are diversified for 1940 Act purposes. The Trustees of the HRT or the EQAT may establish additional Portfolios at any time. More detailed information about the Trusts, their investment objectives, policies, restrictions, risks, expenses, multiple class distribution systems, the Rule 12b-1 distribution plan relating to Class IB shares and all other aspects of their operations, appears in the HRT prospectus (beginning after this supplement), the EQAT prospectus (beginning after the attached HRT prospectus), or in the related Statements of Additional Information, which are available upon request.

THE HRT'S INVESTMENT ADVISER

The HRT is advised by Alliance Capital Management L.P. (ALLIANCE), which is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act"). Alliance, a publicly-traded limited partnership, is indirectly majority-owned by Equitable. On December 31, 1996, Alliance was managing over $182.8 billion in assets. Alliance acts as investment adviser to various separate accounts and general accounts of Equitable and other affiliated insurance companies. Alliance also provides management and consulting services to mutual funds, endowments funds, insurance companies, foreign entities, qualified and non-tax qualified corporate funds, public and private pension and profit-sharing plans, foundations and tax-exempt organizations.

Alliance's main office is located at 1345 Avenue of the Americas, New York, New York 10105.

THE EQAT'S MANAGER AND INVESTMENT ADVISERS

The EQAT is managed by EQ Financial Consultants, Inc. ("Manager"). The Manager has overall responsibility for the general management of EQAT. The Manager is an investment adviser registered under the Advisers Act. The Manager currently furnishes specialized investment advice to other clients, including individuals, pension and profit-sharing plans, trusts, charitable organizations, corporations, and other business entities. The Manager is a Delaware corporation and an indirect, wholly-owned subsidiary of Equitable.

The Manager is responsible for, among other things, selecting the investment advisers for EQAT's Portfolios, and evaluating and monitoring the investment programs and results of the advisers for each EQAT Portfolio.

Each EQAT Adviser makes investment decisions on behalf of its EQAT Portfolio(s), and places all orders for the purchase and sale of investments for the Portfolio's account.

Rowe Price-Fleming International, Inc., T. Rowe Price Associates, Inc., Putnam Investment Management, Inc., Massachusetts Financial Services Company, Morgan Stanley Asset Management, Inc., Warburg, Pincus Counsellors, Inc. and Merrill Lynch Asset Management, L.P. serve as the investment advisers (each an "EQAT Adviser" and together the "EQAT Advisers") to one or more of the EQAT Portfolios. Each EQAT Adviser is a well known investment adviser and mutual fund manager in the U.S. and/or Europe. Additional information regarding each EQAT Adviser appears in the EQAT prospectus, attached at the end of this supplement.

INVESTMENT POLICIES OF THE TRUSTS' PORTFOLIOS. Each portfolio has a different investment objective which it tries to achieve by following separate investment policies. The objectives and policies of each portfolio will affect its return and its risks. There is no guarantee that these objectives will be achieved. The policies and objectives of the portfolios are as follows:


---------------------------------------------------------------------------------------------------------------------------------
PORTFOLIO                   INVESTMENT POLICY                                       OBJECTIVE
---------------------------------------------------------------------------------------------------------------------------------
FIXED  INCOME SERIES:
DOMESTIC FIXED INCOME:
---------------------

ALLIANCE MONEY              Primarily  high  quality   short-term   money  market   High   level   of   current   income   while
MARKET..................    instruments.                                            preserving assets and maintaining liquidity.

ALLIANCE INTERMEDIATE       Primarily  debt  securities  issued or  guaranteed by   High   current   income    consistent   with
GOVERNMENT                  the    U.S.    Government,     its    agencies    and   relative stability of principal.
SECURITIES..............    instrumentalities.  Each investment will have a final
                            maturity of not more than 10 years or a duration  not
                            exceeding that of a 10-year Treasury note.

ALLIANCE QUALITY BOND...    Primarily investment grade fixed-income securities.     High   current   income    consistent   with
                                                                                    preservation of capital.
AGGRESSIVE FIXED INCOME:
-----------------------

ALLIANCE HIGH YIELD.....    Primarily   a   diversified   mix  of   high   yield,   High  return by  maximizing  current  income
                            fixed-income  securities involving greater volatility   and,  to the  extent  consistent  with  that
                            of price and risk of  principal  and income than high   objective, capital appreciation.
                            quality  fixed-income  securities.   The  medium  and
                            lower quality debt  securities in which the Portfolio
                            may invest are known as "junk bonds."
----------------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------------
PORTFOLIO                   INVESTMENT POLICY                                       OBJECTIVE
----------------------------------------------------------------------------------------------------------------------------------
EQUITY SERIES:
DOMESTIC EQUITY:
---------------
T. ROWE PRICE EQUITY        Primarily    dividend   paying   common   stocks   of    Substantial   dividend   income   and  also
INCOME..................    established companies.                                   capital appreciation.

EQ/PUTNAM GROWTH &          Primarily  common  stocks  that offer  potential  for    Capital  growth and,  secondarily,  current
INCOME VALUE ...........    capital   growth   and  may,   consistent   with  the    income.
                            Portfolio's   investment  objective,   invest  in
                            common  stocks that offer  potential  for current
                            income.

ALLIANCE GROWTH &           Primarily   income   producing   common   stocks  and    High total return  through a combination of
INCOME..................    securities convertible into common stocks.               current income and capital appreciation.

ALLIANCE EQUITY INDEX...    Selected  securities  in the  S&P's  500  Index  (the    Total  return  performance   (before  trust
                            "Index")  which the  adviser  believes  will,  in the    expenses   and  Separate   Account   annual
                            aggregate,  approximate  the  performance  results of    expenses) that  approximates the investment
                            the Index.                                               performance   of   the   Index   (including
                                                                                     reinvestment  of dividends) at a risk level
                                                                                     consistent with that of the Index.

MERRILL LYNCH BASIC         Securities,  primarily  equities,  that the Portfolio    Capital   appreciation  and,   secondarily,
VALUE EQUITY............    adviser   believes  are   undervalued  and  therefore    income.
                            represent basic investment value.

ALLIANCE COMMON             Primarily   common   stock  and   other   equity-type    Long-term  growth of capital and increasing
STOCK...................    instruments.                                             income.

MFS RESEARCH............    A  substantial  portion of assets  invested in common    Long-term  growth  of  capital  and  future
                            stock or securities  convertible into common stock of    income.
                            companies   believed  by  the  Portfolio  adviser  to
                            possess  better than average  prospects for long-term
                            growth.

INTERNATIONAL EQUITY:
--------------------
ALLIANCE GLOBAL.........    Primarily equity  securities of non-United  States as    Long-term growth of capital.
                            well as United States companies.

ALLIANCE INTERNATIONAL..    Primarily equity securities  selected  principally to    Long-term growth of capital.
                            permit  participation in non-United  States companies
                            with prospects for growth.

T. ROWE PRICE               Primarily  common  stocks  of  established   non-United  Long-term growth of capital.
INTERNATIONAL STOCK.....    States companies.

MORGAN STANLEY EMERGING     Primarily equity securities of emerging market country   Long-term capital appreciation.
MARKETS EQUITY..........    (i.e. foreign) issuers.

AGGRESSIVE EQUITY:
-----------------
ALLIANCE AGGRESSIVE         Primarily   common   stocks   and   other   equity-type  Long-term growth of capital.
STOCK...................    securities  issued by medium  and other  smaller  sized
                            companies with strong growth potential.

WARBURG PINCUS SMALL        Primarily in a portfolio of equity  securities of small  Long-term capital appreciation.
COMPANY VALUE...........    capitalization   companies   (i.e.,   companies  having
                            market  capitalizations  of $1  billion or less at
                            the time of initial  purchase)  that the Portfolio
                            adviser considers to be relatively undervalued.

ALLIANCE SMALL CAP          Primarily  U.S.  common  stock  and  other  equity-type  Long-term growth of capital.
GROWTH..................    securities  issued by smaller  companies with favorable
                            growth prospects.
----------------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------------
PORTFOLIO                  INVESTMENT POLICY                                        OBJECTIVE
----------------------------------------------------------------------------------------------------------------------------------
AGGRESSIVE EQUITY (CONT.):

MFS EMERGING               Primarily   in  common   stocks of emerging   growth     Long-term growth of capital.
GROWTH COMPANIES........   companies  that  the  Portfolio  adviser believes are
                           early in  their  life  cycle  but  which  have the
                           potential to become major enterprises.
----------------------------------------------------------------------------------------------------------------------------------
ASSET ALLOCATION SERIES:
ALLIANCE CONSERVATIVE      Diversified mix of  publicly-traded,  fixed-income  and  High   total   return   without,   in  the
INVESTORS...............   equity  securities;  asset mix and  security  selection  adviser's    opinion,    undue   risk   to
                           are  primarily  based upon  factors  expected to reduce  principal.
                           risk.  The  Portfolio  is  generally  expected  to hold
                           approximately   70%  of  its  assets  in  fixed  income
                           securities and 30% in equity securities.

EQ/PUTNAM BALANCED......   A  well-diversified  portfolio of stocks and bonds that  Balanced investment.
                           will produce both capital growth and current income.

ALLIANCE BALANCED.......   Primarily   common   stocks,    publicly-traded    debt  High  return   through  a  combination  of
                           securities  and high quality money market  instruments.  current income and capital appreciation.
                           The Portfolio is generally expected to hold 50% of
                           its assets in equity  securities  and 50% in fixed
                           income securities.

ALLIANCE GROWTH            Diversified mix of  publicly-traded,  fixed-income  and  High  total  return  consistent  with  the
INVESTORS...............   equity  securities;  asset mix and  security  selection  adviser's determination of reasonable risk.
                           based upon factors excepted to increase  possibility of
                           high  long-term  return.  The  Portfolio  is  generally
                           expected  to hold  approximately  70% of its  assets in
                           equity securities and 30% in fixed income securities.

MERRILL LYNCH WORLD        Primarily  of  equity  and  fixed  income   securities,  High total investment return.
STRATEGY................   including convertible securities,  of U. S. and foreign
                           issuers.
----------------------------------------------------------------------------------------------------------------------------------

DEDUCTIONS AND CHARGES

FROM THE TRUSTS. The information under the section "FROM THE TRUST" in your prospectus is revised as follows:

o The Separate Account Funds purchase Class IA shares of corresponding portfolios of the HRT or Class IB shares of corresponding portfolios of the EQAT at net asset value. That price reflects investment management fees, any Rule 12b-1 distribution fees, indirect expenses, such as brokerage commissions, and certain other operating expenses.

   The Hudson River Trust. Effective May 1, 1997, a new investment advisory agreement relating to each of the HRT portfolios was entered into between HRT and Alliance, HRT's Investment Adviser. The table below shows (i) the investment management fees paid by the HRT in 1996 and (ii) other expenses deducted from HRT assets in 1996, both restated to reflect the fees and other expenses that would have been paid to Alliance if the present investment advisory agreement had been in effect as of January 1, 1996. These restated fees and expenses are based on average net assets for 1996. For actual investment management fees and other expenses paid by HRT in 1996, see the HRT prospectus. Investment management fees may increase or decrease based on the level of portfolio net assets. These fees are subject to maximum rates, as described in the attached HRT prospectus. Other HRT expenses are likely to fluctuate from year to year. Both investment management fees and other expenses are expressed in the table on the next page as an annual percentage of each portfolio's daily average net assets:

                                         1996 FEES AND EXPENSES RESTATED AS IF SUBJECT TO 1997 ADVISORY AGREEMENT
                                         --------------------------------------------------------------------------

                                                              RESTATED 1996            RESTATED 1996             RESTATED 1996
                HRT PORTFOLIO                                MANAGEMENT FEE           OTHER EXPENSES            TOTAL EXPENSES
---------------------------------------------------------------------------------------------------------------------------------

                Alliance Money Market                              0.35%                     0.04%                    0.39%
                Alliance Intermediate Govt.                        0.50%                     0.09%                    0.59%
                Securities
                Alliance Quality Bond                              0.53%                     0.05%                    0.58%
                Alliance High Yield                                0.60%                     0.06%                    0.66%
                Alliance Growth & Income                           0.55%                     0.05%                    0.60%
                Alliance Equity Index                              0.33%                     0.05%                    0.38%
                Alliance Common Stock                              0.38%                     0.03%                    0.41%
                Alliance Global                                    0.65%                     0.08%                    0.73%
                Alliance International                             0.90%                     0.18%                    1.08%
                Alliance Aggressive Stock                          0.55%                     0.03%                    0.58%
                Alliance Small Cap Growth*                         0.90%**                   0.10%***                 1.00%***
                Alliance Conservative Investors                    0.48%                     0.07%                    0.55%
                Alliance Balanced                                  0.42%                     0.05%                    0.47%
                Alliance Growth Investors                          0.53%                     0.06%                    0.59%

---------------------------------

*Commenced operations on May 1, 1997.  **Maximum management fee payable.  ***Estimated 1997 expenses.

EQ Advisors Trust. The table below shows (i) the annual rates payable by the EQAT for management fees in 1997, (ii) Rule 12b-1 distribution fees and (iii) other estimated expenses to be deducted from EQAT assets in 1997. Other EQAT expenses are likely to fluctuate from year to year. The management fees are not subject to any reduction based on the level of portfolio net assets. The management fees, 12b-1 fees and other expenses are expressed in the table below as an annual percentage of each portfolio's daily average net assets:



                                                                                             ESTIMATED 1997   ESTIMATED 1997
                EQAT PORTFOLIO                         1997 MANAGEMENT      12B-1 FEES      OTHER EXPENSES*   TOTAL EXPENSES
                -------------------------------------------------------------------------------------------------------------

                T. Rowe Price Equity Income                 0.55%              0.25%             0.05%            0.85%
                EQ/Putnam Growth & Income Value             0.55%              0.25%             0.05%            0.85%
                Merrill Lynch Basic Value Equity            0.55%              0.25%             0.05%            0.85%
                MFS Research                                0.55%              0.25%             0.05%            0.85%
                T. Rowe Price International Stock           0.75%              0.25%             0.20%            1.20%
                Morgan Stanley Emerging Markets             1.15%              0.25%             0.35%            1.75%
                Equity
                Warburg Pincus Small Company Value          0.65%              0.25%             0.10%            1.00%
                MFS Emerging Growth Companies               0.55%              0.25%             0.05%            0.85%
                EQ/Putnam Balanced                          0.55%              0.25%             0.10%            0.90%
                Merrill Lynch World Strategy                0.70%              0.25%             0.25%            1.20%

                -------------------------------------
                * After fee waivers or assumptions by EQAT's Manager pursuant to an expense limitation agreement. See the attached EQAT prospectus.

INVESTMENT PERFORMANCE. Footnote 7 to the Separate Account FP financial statements included herein contains information about the net return for each Fund which commenced operations prior to December 31, 1996. The attached prospectus for The Hudson River Trust contains rates of return and other portfolio performance information of the HRT for various periods ended December 31, 1996. No historical performance information for the EQAT and for the Alliance Small Cap Growth Portfolio of the HRT is available. Remember, the changes in the Policy Account value of your policy depend not only on the performance of the portfolios, but also on the deductions and charges under your policy. To obtain the current unit values of the Separate Account Funds, call
(212) 314-3310.

The values reported in footnote 7 for all Policies are computed using net rates of return for the corresponding portfolios of the HRT. The returns reported in footnote 7 for each of the policy forms are reduced only by any mortality and expense risk charge deducted from Separate Account assets.

YOUR POLICY  ACCOUNT VALUE

HOW WE DETERMINE THE UNIT VALUE. The description of "business day" and the unit values applicable to different types of transactions is revised as follows:

We determine unit values for the Funds at the end of each business day. Generally, a business day is any day the New York Stock Exchange is open for trading.

A transaction date is the day we perform automatic transactions, such as policy anniversary reports and monthly charge deductions, or process requested transactions, such as remittances, disbursements and transfers. If your request for a policy transaction is not accompanied by complete information or is directed to the wrong address, the transaction date will be the date we receive such complete information at our administrative office. If your request for a policy transaction reaches our administrative office on a day we are closed, or after the New York Stock Exchange closes, the transaction date will be the next following business day.

The unit value that applies to a transaction will be the unit value calculated at the close of business on the transaction date. When an automatic transaction is scheduled on a non-business day, the unit value applied will be the unit value calculated for the next business day. The unit value for any business day is equal to the unit value for the preceding business day multiplied by the net investment factor for that Fund on that business day.

DISTRIBUTION. Certain of the information presented under the caption "DISTRIBUTION" in your prospectus is revised as follows: EQ Financial Consultants, Inc. (EQF) is the principal underwriter of the HRT and one of the principal underwriters of the EQAT, and is also a distributor of our variable life insurance policies and variable annuity contracts. EQF is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940 and also is the Manager of the EQAT. EQF's principal business address is 1755 Broadway, New York, NY 10019. EQF is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934 (1934 Act) and is a member of the National Association of Securities Dealers, Inc. In 1995 and 1996, Equitable Variable paid EQF a fee of $325,380 annually for its services as distributor of its policies.

ILLUSTRATIONS OF POLICY BENEFITS. Certain of the information under this caption in your prospectus is revised as follows: The new aggregate expense assumption for the portfolios is 0.63% per annum (0.59% per annum for investment management fees and 0.04% per annum for other expenses). The investment management fee assumption is the average of the advisory fees payable for each HRT Portfolio (except Alliance Small Cap Growth) based on assets as of December 31, 1996, restated to reflect certain changes effective May 1, 1997 in the investment advisory agreement between the HRT and its Investment Adviser, and the maximum advisory fee payable for the EQAT and the Alliance Small Cap Growth Portfolios. The other expense assumption is the weighted average of the restated other expenses of the HRT Portfolios (except Alliance Small Cap Growth) based on assets as of December 31, 1996, and estimates of the annual other expenses expected to be paid by the EQAT and Alliance Small Cap Growth Portfolios
(including any applicable 12b-1 distribution fees). The tables under this caption in your prospectus have not been restated to reflect this new portfolio expense assumption. For a personalized illustration reflecting the fees and expenses under your policy, contact your Equitable agent.

MANAGEMENT. A list of our directors and, to the extent they are responsible for variable life insurance operations, our principal officers and a brief statement of their business experience for the past five years is contained in Appendix A to this supplement.

LONG-TERM MARKET TRENDS. Appendix B to this supplement presents historical return trends for various types of securities which may be useful for understanding how different investment strategies may affect long-term results.


FINANCIAL STATEMENTS. The financial statements of Separate Account FP and Equitable included in this prospectus supplement have been audited for the years ended December 31, 1996, 1995 and 1994 by the accounting firm of Price Waterhouse LLP, independent accountants, as stated in their reports. The financial statements of Separate Account FP and Equitable for the years ended December 31, 1996, 1995 and 1994 included in this prospectus supplement have been so included in reliance on the reports of Price Waterhouse LLP, given on the authority of such firm as experts in accounting and auditing.

The financial statements of Equitable contained in this prospectus supplement should be considered only as bearing upon the ability of Equitable to meet its obligations under the policies. They should not be considered as bearing upon the investment experience of the funds in the Separate Account. The financial statements of Separate Account FP include perniods prior to the merger when
Separate Account FP was part of Equitable Variable Life Insurance Company ("Equitable Variable"). As mentioned in a previously distributed supplement, Equitable Variable was merged with and into Equitable on January 1, 1997.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+


INDEX TO FINANCIAL STATEMENTS


Report of Independent Accounts.....................................................................................      FSA-2
Financial Statements:
      Statements of Assets and Liabilities, December 31, 1996......................................................      FSA-3
      Statements of Operations for the Years Ended December 31, 1996, 1995 and 1994................................      FSA-4
      Statements of Changes in Net Assets for the Years Ended December 31, 1996, 1995 and 1994.....................      FSA-8
      Notes to Financial Statements................................................................................     FSA-12


+ Formerly known as Equitable Variable Life Insurance Company Separate
  Account FP.


                                      FSA-1

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
The Equitable Life Assurance Society of the United States and Policyowners of Separate Account FP of The Equitable Life Assurance Society of the United States

In our opinion, the accompanying statements of assets and liabilities and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of the Money Market Fund, Intermediate Government Securities Fund, Quality Bond Fund, High Yield Fund, Growth & Income Fund, Equity Index Fund, Common Stock Fund, Global Fund, International Fund, Aggressive Stock Fund, Conservative Investors Fund, Balanced Fund and Growth Investors Fund, separate investment funds of The Equitable Life Assurance Society of the United States ("Equitable Life") Separate Account FP (formerly Equitable Variable Life Insurance Company Separate Account FP) at December 31, 1996 and the results of their operations and changes in each of their net assets for the periods indicated, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of shares in The Hudson River Trust at December 31, 1996 with the transfer agent, provide a resonable basis for the opinion expressed above. The rates of return information presented in note 7 for the year ended December 31, 1992, and for each of the periods indicated prior thereto, were audited by other independent accountants whose report dated February 16, 1993 expressed an unqualified opinion on the financial statements containing such information.






Price Waterhouse LLP
New York, New York
February 10, 1997

                                     FSA-2

EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

STATEMENTS OF ASSETS AND LIABILITIES
DECEMBER 31, 1996


                                             INTERMEDIATE
                                 MONEY        GOVERNMENT     QUALITY          HIGH        GROWTH &       EQUITY        COMMON
                                 MARKET       SECURITIES       BOND           YIELD        INCOME         INDEX         STOCK
                                  FUND           FUND          FUND           FUND          FUND          FUND           FUND
                               -----------  -------------  ------------   -------------  -----------   -----------   --------------
ASSETS
Investments in shares of
   The Hudson River
   Trust -- at market
   value (Notes 2 and 6)
   Cost:    $  242,546,651.. $242,570,674
                44,817,781..                 $44,676,302
               127,911,618..                               $125,949,796
                96,502,438..                                              $102,167,262
                32,957,253..                                                             $38,031,591
                73,126,833..                                                                           $94,575,057
             1,277,628,295..                                                                                         $1,572,061,192
               374,535,031..
                39,937,334..
               747,842,158..
               167,148,611..
               388,200,062..
               631,813,336..
Receivable for The Hudson
   River Trust shares sold..           --             --             --             --           --            --           967,531
Receivable for policy
   related transactions ....    8,940,540         77,313             --        105,241       122,406       188,428               --
                             ------------   ------------   ------------   ------------   -----------   -----------   --------------
Total Assets................  251,511,214     44,753,615    125,949,796    102,272,503    38,153,997    94,763,485    1,573,028,723
                             ------------   ------------   ------------   ------------   -----------   -----------   --------------
LIABILITIES
Payable for The Hudson
   River Trust shares
   purchased ...............    9,060,754         87,411         28,516        149,241       129,487       188,527               --
Payable for policy related
   transactions ............           --             --        173,197             --            --            --          983,555
Amount retained by
   Equitable Life
   in Separate Account
   FP (Note 4) .............      577,366        538,792        533,770        733,423       558,057       337,447        1,267,289
                             ------------    -----------   ------------   ------------   -----------   -----------   --------------
Total Liabilities ..........    9,638,120        626,203        735,483        882,664       687,544       525,974        2,250,844
                             ------------    -----------   ------------   ------------   -----------   -----------   --------------
NET ASSETS ATTRIBUTABLE
   TO POLICYOWNERS.......... $241,873,094    $44,127,412   $125,214,313   $101,389,839   $37,466,453   $94,237,511   $1,570,777,879
                             ============    ===========   ============   ============   ===========   ===========   ==============


                                                                                    ASSET ALLOCATION SERIES
                                                                           ------------------------------------------
                                                             AGGRESSIVE     CONSERVATIVE                   GROWTH
                                 GLOBAL       INTERNATIONAL    STOCK          INVESTORS     BALANCED      INVESTORS
                                  FUND            FUND         FUND             FUND          FUND          FUND
                              ------------    ------------- ------------   -------------- ------------   ------------
ASSETS
Investments in shares of
   The Hudson River
   Trust -- at market
   value (Notes 2 and 6)
   Cost:    $  242,546,651..
                44,817,781..
               127,911,618..
                96,502,438..
                32,957,253..
                73,126,833..
             1,277,628,295..
               374,535,031..  $433,153,085
                39,937,334..                  $41,795,127
               747,842,158..                                $794,459,393
               167,148,611..                                               $174,848,746
               388,200,062..                                                              $430,582,886
               631,813,336..                                                                             $698,964,029
Receivable for shares of
   The Hudson River Trust ...      802,100             --      3,729,663        114,675        142,333             --
Receivable for policy
   related transactions .....           --        159,777             --             --             --         41,689
                              ------------    -----------   ------------   ------------   ------------   ------------
Total Assets.................  433,955,185     41,954,904    798,189,056    174,963,421    430,725,219    699,005,718
                              ------------    -----------   ------------   ------------   ------------   ------------
LIABILITIES
Payable for The Hudson
   River Trust shares
   purchased ................           --        135,983             --             --             --        245,089
Payable for policy
   related transactions .....      577,736             --      3,989,373         97,966        399,398             --
Amount retained by
   Equitable Life
   in Separate Account
   FP (Note 4) ..............      600,145        242,714        600,552        526,975        631,766        521,008
                              ------------    -----------   ------------   ------------   ------------   ------------
Total Liabilities ...........    1,177,881        378,697      4,589,925        624,941      1,031,164        766,097
                              ------------    -----------   ------------   ------------   ------------   ------------
NET ASSETS ATTRIBUTABLE
   TO POLICYOWNERS........... $432,777,304    $41,576,207   $793,599,131   $174,338,480   $429,694,055   $698,239,621
                              ============    ===========   ============   ============   ============   ============

See Notes to Financial Statements.

+ Formerly known as Equitable Variable Life Insurance Company Separate Account FP.

                                     FSA-3

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

                                                                                                      INTERMEDIATE GOVERNMENT
                                                                  MONEY MARKET FUND                        SECURITIES FUND
                                                         ------------------------------------  -----------------------------------
                                                             1996        1995         1994        1996        1995         1994
                                                         ----------  -----------  -----------  ----------  ----------  -----------
INCOME AND EXPENSES:
  Investment Income (Note 2):
     Dividends from The Hudson River Trust ............ $9,126,793   $9,225,401   $5,368,883  $2,367,498   $2,010,283  $ 5,671,984

  Expenses (Note 3):
     Mortality and expense risk charges ...............  1,025,149      954,556      826,379     245,038      197,721      527,675
                                                        ----------  -----------  -----------  ----------   ----------  -----------

NET INVESTMENT INCOME .................................  8,101,644    8,270,845    4,542,504   2,122,460    1,812,562    5,144,309
                                                        ----------   ----------- -----------  ----------   ----------  -----------

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS (Note 2):
     Realized gain (loss) on investments ..............   (110,954)    (432,347)      95,530    (490,315)    (810,768) (10,163,976)
     Realized gain distribution from
        The Hudson River Trust ........................         --           --           --          --           --           --
                                                        ----------  -----------  -----------  ----------    ---------  -----------

NET REALIZED GAIN (LOSS) ..............................   (110,954)    (432,347)      95,530    (490,315)    (810,768) (10,163,976)

  Unrealized appreciation/(depreciation) on investments:
     Beginning of period ..............................     89,976       32,760      (14,267)    145,522   (2,736,863)  (1,617,237)
     End of period ....................................     24,023       89,976       32,760    (141,479)     145,522   (2,736,863)
                                                        ----------  -----------  -----------  ----------   ----------  -----------

  Change in unrealized appreciation/(depreciation)
     during the period ................................    (65,953)      57,216       47,027    (287,001)   2,882,385   (1,119,626)
                                                        ----------  -----------  -----------  ----------    ---------   ----------

NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS ......................................   (176,907)    (375,131)     142,557    (777,316)   2,071,617  (11,283,602)
                                                        ----------  -----------  -----------  ----------    ---------   ----------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS ..................................... $7,924,737   $7,895,714   $4,685,061  $1,345,144   $3,884,179  $(6,139,293)
                                                        ==========  ===========  ===========  ==========   ==========  ===========



                                                                       QUALITY BOND FUND
                                                            -----------------------------------------
                                                                1996           1995           1994
                                                            -----------    -----------    -----------
INCOME AND EXPENSES:
  Investment Income (Note 2):
     Dividends from The Hudson River Trust ............      $8,972,983    $ 7,958,285    $ 8,123,722

  Expenses (Note 3):
     Mortality and expense risk charges ...............         869,312        767,627        689,178
                                                            -----------    -----------    -----------

NET INVESTMENT INCOME .................................       8,103,671      7,190,658      7,434,544
                                                            -----------    -----------    -----------

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS (Note 2):
     Realized gain (loss) on investments ..............      (1,130,915)      (632,666)      (410,697)
     Realized gain distribution from
        The Hudson River Trust ........................              --             --             --
                                                            -----------    -----------    -----------

NET REALIZED GAIN (LOSS) ...............................     (1,130,915)      (632,666)      (410,697)

  Unrealized appreciation/(depreciation) on investments:
     Beginning of period ..............................      (2,105,676)   (15,521,200)    (1,886,621)
     End of period ....................................      (1,961,822)    (2,105,676)   (15,521,200)
                                                            -----------    -----------    -----------

  Change in unrealized appreciation/(depreciation)
     during the period ................................         143,854     13,415,524    (13,634,579)
                                                            -----------    -----------    -----------

NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS ......................................        (987,061)    12,782,858    (14,045,276)
                                                            -----------    -----------    -----------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS .....................................     $ 7,116,610    $19,973,516    $(6,610,732)
                                                            ===========    ===========    ===========

See Notes to Financial Statements.

+ Formerly known as Separate Account FP of Equitable Variable Life Insurance Company.

                                     FSA-4

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

STATEMENTS OF OPERATIONS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31,


                                                              HIGH YIELD FUND                       GROWTH & INCOME FUND
                                                 -----------------------------------------   ------------------------------------
                                                     1996          1995           1994          1996        1995         1994
                                                 ------------  ------------  -------------   ----------  -----------  -----------
INCOME AND EXPENSES:
  Investment Income (Note 2):
     Dividends from The Hudson River Trust ....   $ 8,696,039    $ 6,518,568    $ 4,578,946   $  525,200   $  380,677   $ 108,492

  Expenses (Note 3):
     Mortality and expense risk charges .......       518,429        371,369        305,522      155,175       69,716      19,204
                                                  -----------    -----------    -----------   ----------   ----------   ---------

NET INVESTMENT INCOME .........................     8,177,610      6,147,199      4,273,424      370,025      310,961      89,288
                                                  -----------    -----------    -----------   ----------   ----------   ---------

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS (Note 2):
     Realized gain (loss) on investments ......       939,559       (179,454)      (328,199)       5,198        2,791     (11,709)
     Realized gain distribution from
        The Hudson River Trust ................     6,119,053             --             --    1,943,415           --          --
                                                  -----------    -----------    -----------   ----------   ----------   ---------

NET REALIZED GAIN (LOSS) ......................     7,058,612       (179,454)      (328,199)   1,948,613        2,791     (11,709)

  Unrealized appreciation/(depreciation) on
  investments:
     Beginning of period ......................     3,823,981       (873,103)     4,734,999    2,123,346     (141,585)       (904)
     End of period ............................     5,664,824      3,823,981       (873,103)   5,074,338    2,123,346    (141,585)
                                                  -----------    -----------    -----------   ----------   ----------   ---------

  Change in unrealized appreciation/
     (depreciation) during the period .........     1,840,843      4,697,084     (5,608,102)   2,950,992    2,264,931    (140,681)
                                                  -----------    -----------    -----------   ----------   ----------   ---------

NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS ..............................     8,899,455      4,517,630     (5,936,301)   4,899,605    2,267,722    (152,390)
                                                  -----------    -----------    -----------   ----------   ----------   ---------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS ............................   $17,077,065    $10,664,829    $(1,662,877)  $5,269,630   $2,578,683   $ (63,102)
                                                  ===========    ===========    ===========   ==========   ==========   =========



                                                               EQUITY INDEX FUND
                                                   ------------------------------------------
                                                      1996            1995           1994*
                                                   -----------    ------------    ----------
INCOME AND EXPENSES:
  Investment Income (Note 2):
     Dividends from The Hudson River Trust ....    $ 1,751,848     $   964,775     $596,180

  Expenses (Note 3):
     Mortality and expense risk charges .......        605,961         289,199      152,789
                                                   -----------     -----------     --------

NET INVESTMENT INCOME ..........................     1,145,887         675,576      443,391
                                                   -----------     -----------     --------

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS (Note 2):
     Realized gain (loss) on investments ......      8,013,073           3,060       (6,949)
     Realized gain distribution from
        The Hudson River Trust ................      3,889,944         536,890      134,154
                                                   -----------     -----------     --------

NET REALIZED GAIN (LOSS) ......................     11,903,017         539,950      127,205

  Unrealized appreciation/(depreciation) on
  investments:
     Beginning of period ......................     12,451,765        (399,286)          --
     End of period ............................     21,448,224      12,451,765     (399,286)
                                                   -----------     -----------     --------

  Change in unrealized appreciation/
     (depreciation) during the period .........      8,996,459      12,851,051     (399,286)
                                                   -----------     -----------     --------

NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS ..............................     20,899,476      13,391,001     (272,081)
                                                   ------------    -----------     --------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS .............................    $22,045,363     $14,066,577     $171,310
                                                   ===========     ===========     ========

See Notes to Financial Statements.

* Commencement of Operations on October 1, 1994.

+ Formerly known as Equitable Variable Life Insurance Company Separate Account FP.

                                     FSA-5

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

STATEMENTS OF OPERATIONS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31,


                                                            COMMON STOCK FUND                      GLOBAL STOCK FUND
                                             -------------------------------------------  ---------------------------------------
                                                   1996           1995         1994           1996         1995           1994
                                             --------------   ------------  ------------  ------------ ------------   -----------
INCOME AND EXPENSES:
  Investment Income (Note 2):
    Dividends from The
    Hudson River Trust.....................  $ 11,773,551   $ 14,259,262  $ 11,755,355    $ 7,019,392   $ 5,152,442   $2,768,605

  Expenses (Note 3):
    Mortality and expense
      risk charges.........................     8,267,795      6,050,368     4,741,008      2,314,066     1,743,898    1,211,620
                                             ------------   ------------   -----------    -----------   -----------   ----------

NET INVESTMENT INCOME......................     3,505,756      8,208,894     7,014,347      4,705,326     3,408,544    1,556,985
                                             ------------   ------------   -----------    -----------   -----------   ----------
REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS
  (Note 2):
    Realized gain (loss)
    on investments.........................    30,128,838     16,793,683       292,144      4,971,547     3,049,444    3,347,704
    Realized gain distribution
    from The Hudson
    River Trust............................   157,423,606     63,838,178    43,936,280     18,802,992     9,214,950    4,821,242
                                             ------------   ------------   -----------    -----------   -----------   ----------

NET REALIZED GAIN (LOSS)...................   187,552,444     80,631,861    44,228,424     23,774,539    12,264,394    8,168,946

  Unrealized appreciation/
  (depreciation) on investments:
    Beginning of period....................   181,824,279     (2,048,649)   71,350,568     36,525,596     3,130,280    7,062,877
    End of period..........................   294,432,897    181,824,279    (2,048,649)    58,618,054    36,525,596    3,130,280
                                             ------------   ------------   -----------    -----------   -----------   ----------

  Change in unrealized
    appreciation/(depreciation)
    during the period......................   112,608,618    183,872,928   (73,399,217)    22,092,458    33,395,316   (3,932,597)
                                             ------------    -----------  ------------    -----------   -----------   ----------

NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS...........................   300,161,062    264,504,789   (29,170,793)    45,866,997    45,659,710    4,236,349
                                             ------------   ------------  ------------    -----------   -----------   ----------

NET INCREASE (DECREASE)
  IN NET ASSETS RESULTING
  FROM OPERATIONS..........................  $303,666,818   $272,713,683  $(22,156,446)   $50,572,323   $49,068,254   $5,793,334
                                             ============   ============  ============    ===========   ===========   ==========


                                                   INTERNATIONAL FUND                   AGGRESSIVE STOCK FUND
                                               ---------------------------     -----------------------------------------
                                                  1996            1995*          1996           1995            1994
                                               -----------    ------------     -----------   ------------     ----------
INCOME AND EXPENSES:
  Investment Income (Note 2):
    Dividends from The
    Hudson River Trust.....................    $  575,524      $195,500    $  1,661,263    $  1,268,689     $    400,102

  Expenses (Note 3):
    Mortality and expense
      risk charges.........................       164,149        36,471       4,086,388       2,702,978        1,944,639
                                               ----------      --------    ------------    ------------     ------------

NET INVESTMENT INCOME......................       411,375       159,029      (2,425,125)     (1,434,289)      (1,544,537)
                                               ----------      --------    ------------    ------------     ------------
REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS
  (Note 2):
    Realized gain (loss)
    on investments.........................       (28,490)         (790)     30,549,608      11,560,966       (6,075,250)
    Realized gain distribution
    from The Hudson
    River Trust............................       737,771        51,741     133,080,595      61,903,470               --
                                               ----------      --------    ------------    ------------     ------------

NET REALIZED GAIN (LOSS)...................       709,281        50,951     163,630,203      73,464,436       (6,075,250)

  Unrealized appreciation
  (depreciation) on investments:
    Beginning of period....................       667,906            --      80,271,118      30,761,318       35,185,988
    End of period..........................     1,857,793       667,906      46,617,235      80,271,118       30,761,318
                                               ----------      --------    ------------    ------------     ------------

  Change in unrealized
    appreciation (depreciation)
    during the period......................     1,189,887       667,906     (33,653,883)     49,509,800       (4,424,670)
                                               ----------      --------    ------------    ------------     ------------

NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS...........................     1,899,168       718,857     129,976,320     122,974,236      (10,499,920)
                                               ----------      --------    ------------    ------------     ------------

NET INCREASE (DECREASE)
  IN NET ASSETS RESULTING
  FROM OPERATIONS..........................    $2,310,543      $877,886    $127,551,195    $121,539,947     $(12,044,457)
                                               ==========      ========    ============    ============     ============

See Notes to Financial Statements.

* Commencement of Operations on April 3, 1995.

+ Formerly known as Equitable Variable Life Insurance Company Separate Account FP.

                                      FSA-6

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

STATEMENTS OF OPERATIONS (CONCLUDED)
FOR THE YEARS ENDED DECEMBER 31,


                                                                            ASSET ALLOCATION SERIES
                                                -----------------------------------------------------------------------------------
                                                      CONSERVATIVE INVESTORS FUND                      BALANCED FUND
                                                ---------------------------------------   -----------------------------------------
                                                    1996         1995          1994          1996          1995           1994
                                                -----------  -----------  -------------   -----------   -----------   -------------
INCOME AND EXPENSES:
  Investment Income (Note 2):
    Dividends from The Hudson River Trust....    $ 7,737,745  $ 8,169,109    $ 6,205,574   $13,094,730   $12,276,328   $ 10,557,487

  Expenses (Note 3):
    Mortality and expense risk charges.......      1,046,858      921,294        750,164     2,490,188     2,237,982      2,103,510
                                                 -----------  -----------    -----------   -----------   -----------   ------------

NET INVESTMENT INCOME........................      6,690,887    7,247,815      5,455,410    10,604,542    10,038,346      8,453,977
                                                 -----------  -----------    -----------   -----------   -----------   ------------

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS (Note 2):
    Realized gain (loss) on investments......       (752,434)    (378,551)      (421,502)     (873,535)   (2,466,524)       858,164
    Realized gain distribution from
      The Hudson River Trust.................      4,429,977    1,068,272             --    34,113,772    10,894,130             --
                                                 -----------  -----------    -----------   -----------   -----------   ------------

NET REALIZED GAIN (LOSS).....................      3,677,543      689,721       (421,502)   33,240,237     8,427,606        858,164

  Unrealized appreciation/(depreciation)
  on investments:
    Beginning of period......................     10,362,120   (8,767,697)     1,915,037    43,097,187    (2,878,875)    37,960,661
    End of period............................      7,700,135   10,362,120     (8,767,697)   42,382,824    43,097,187     (2,878,875)
                                                 -----------  -----------    -----------   -----------   -----------   ------------

  Change in unrealized appreciation/
  (depreciation) during the period...........     (2,661,985)  19,129,817    (10,682,734)     (714,363)   45,976,062    (40,839,536)
                                                 -----------  -----------    -----------   -----------   -----------   ------------

NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS.............................      1,015,558   19,819,538    (11,104,236)   32,525,874    54,403,668    (39,981,372)
                                                 -----------  -----------    -----------   -----------   -----------   ------------

NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS..................    $ 7,706,445  $27,067,353    $(5,648,826)  $43,130,416   $64,442,014   $(31,527,395)
                                                 ===========  ===========    ===========   ===========   ===========   ============




                                                      ASSET ALLOCATION SERIES
                                              ----------------------------------------
                                                       GROWTH INVESTORS FUND
                                              ----------------------------------------
                                                 1996           1995          1994
                                              -----------   ------------  ------------
INCOME AND EXPENSES:
  Investment Income (Note 2):
    Dividends from The Hudson River Trust.... $15,504,412   $ 15,855,901  $ 10,663,204

  Expenses (Note 3):
    Mortality and expense risk charges.......   3,746,683      2,796,354     1,995,747
                                              -----------   ------------  ------------

NET INVESTMENT INCOME........................  11,757,729     13,059,547     8,667,457
                                              -----------   ------------  ------------

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS (Note 2):
    Realized gain (loss) on investments......   1,799,247      1,752,185       241,591
    Realized gain distribution from
      The Hudson River Trust.................  73,474,967      7,421,853            --
                                              -----------   ------------  ------------

NET REALIZED GAIN (LOSS).....................  75,274,214      9,174,038       241,591

  Unrealized appreciation/(depreciation)
  on investments:
    Beginning of period......................  81,785,873       (770,693)   20,567,604
    End of period............................  67,150,693     81,785,873      (770,693)
                                              -----------   ------------  ------------

  Change in unrealized appreciation/
  (depreciation) during the period........... (14,635,180)    82,556,566   (21,338,297)
                                              -----------   ------------  ------------

NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS.............................  60,639,034     91,730,604   (21,096,706)
                                              -----------   ------------  ------------

NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS.................. $72,396,763   $104,790,151  $(12,429,249)
                                              ===========   ============  ============

See Notes to Financial Statements.

+ Formerly known as Equitable Variable Life Insurance Company Separate Account FP.

                                      FSA-7

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,


                                                        MONEY MARKET FUND                INTERMEDIATE GOVERNMENT SECURITIES FUND
                                          --------------------------------------------  ------------------------------------------
                                               1996           1995           1994          1996            1995          1994
                                          -------------  -------------  --------------  ------------   ------------  -------------
INCREASE (DECREASE) IN NET ASSETS:

FROM OPERATIONS:
  Net investment income ...............    $  8,101,644   $  8,270,845   $  4,542,504    $ 2,122,460    $ 1,812,562   $  5,144,309
  Net realized gain (loss) ............        (110,954)      (432,347)        95,530       (490,315)      (810,768)   (10,163,976)
  Change in unrealized appreciation/
   (depreciation) on investments ......         (65,953)        57,216         47,027       (287,001)     2,882,385     (1,119,626)
                                           ------------   ------------   ------------    -----------    -----------   ------------

  Net increase (decrease)in net assets
    from operations ...................       7,924,737      7,895,714      4,685,061      1,345,144      3,884,179     (6,139,293)
                                           ------------   ------------   ------------    -----------    -----------   ------------

FROM POLICY RELATED TRANSACTIONS:
  Net premiums (Note 3) ...............     101,890,108     96,773,056     82,536,703     10,397,104     11,016,347     18,915,140
  Benefits and other policy related
    transactions (Note 3) .............     (38,404,209)   (39,770,849)   (32,432,771)    (7,387,385)    (6,286,070)    (5,813,181)
  Net transfers among funds ...........     (36,607,946)     4,776,165    (25,466,044)     2,645,675        953,149   (125,116,319)
                                           ------------   ------------   ------------    -----------    -----------   ------------

  Net increase (decrease)in net assets
    from policy related transactions ..      26,877,953     61,778,372     24,637,888      5,655,394      5,683,426   (112,014,360)
                                           ------------   ------------   ------------    -----------    -----------   ------------

  NET (INCREASE) DECREASE IN AMOUNT
    RETAINED BY EQUITABLE LIFE IN
    SEPARATE ACCOUNT FP (Note 4) ......         (63,127)       (36,640)       (24,067)       (22,170)       (72,636)        15,335
                                           ------------   ------------   ------------    -----------    -----------   ------------

  INCREASE (DECREASE) IN NET ASSETS
    ATTRIBUTABLE TO POLICYOWNERS.......      34,739,563     69,637,446     29,298,882      6,978,368      9,494,969   (118,138,318)
  NET ASSETS ATTRIBUTABLE TO
    POLICYOWNERS, BEGINNING OF PERIOD .     207,133,531    137,496,085    108,197,203     37,149,044     27,654,075    145,792,393
                                           ------------   ------------   ------------    -----------    -----------   ------------

  NET ASSETS ATTRIBUTABLE TO
    POLICYOWNERS, END OF PERIOD .......    $241,873,094   $207,133,531   $137,496,085    $44,127,412    $37,149,044   $ 27,654,075
                                           ============   ============   ============    ===========    ===========   ============



                                                         QUALITY BOND FUND
                                          -----------------------------------------------
                                              1996              1995            1994
                                          -------------    -------------    -------------
INCREASE (DECREASE) IN NET ASSETS:

FROM OPERATIONS:
  Net investment income ...............  $  8,103,671     $  7,190,658     $  7,434,544
  Net realized gain (loss) ............    (1,130,915)        (632,666)        (410,697)
  Change in unrealized appreciation/
   (depreciation) on investments ......       143,854       13,415,524      (13,634,579)
                                         ------------     ------------     ------------


  Net increase (decrease) in net assets
    from operations ...................     7,116,610       19,973,516       (6,610,732)
                                         ------------     ------------     ------------

FROM POLICY RELATED TRANSACTIONS:
  Net premiums (Note 3) ...............     5,753,712        2,516,135          850,240
  Benefits and other policy related
    transactions (Note 3) .............   (32,021,058)      (3,189,044)      (2,891,278)
  Net transfers among funds ...........     6,117,471        2,462,969       25,765,197
                                         ------------     ------------     ------------

  Net increase (decrease) in net assets
    from policy related transactions ..   (20,149,875)       1,790,060       23,724,159
                                         ------------     ------------     ------------

  NET (INCREASE) DECREASE IN AMOUNT
    RETAINED BY EQUITABLE LIFE IN
    SEPARATE ACCOUNT FP (Note 4) ......       (39,868)        (712,602)         255,654
                                         ------------     ------------     ------------

  INCREASE (DECREASE) IN NET ASSETS
    ATTRIBUTABLE TO POLICYOWNERS.......   (13,073,133)      21,050,974       17,369,081
  NET ASSETS ATTRIBUTABLE TO
    POLICYOWNERS, BEGINNING OF PERIOD .   138,287,446      117,236,472       99,867,391
                                         ------------     ------------     ------------

  NET ASSETS ATTRIBUTABLE TO
    POLICYOWNERS, END OF PERIOD .......  $125,214,313     $138,287,446     $117,236,472
                                         ============     ============     ============

See Notes to Financial Statements.

+ Formerly known as Equitable Variable Life Insurance Company Separate Account FP.

                                     FSA-8

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31,


                                                          HIGH YIELD FUND                         GROWTH & INCOME FUND
                                           -------------------------------------------   -----------------------------------------
                                               1996             1995          1994           1996          1995           1994
                                           -------------   ------------   ------------   ------------  ------------   ------------
INCREASE (DECREASE) IN NET ASSETS:

FROM OPERATIONS:
  Net investment income .................   $  8,177,610    $ 6,147,199    $ 4,273,424    $   370,025   $   310,961    $   89,288
  Net realized gain (loss) ..............      7,058,612       (179,454)      (328,199)     1,948,613         2,791       (11,709)
  Change in unrealized appreciation/
    (depreciation) on investments .......      1,840,843      4,697,084     (5,608,102)     2,950,992     2,264,931      (140,681)
                                            ------------    -----------    -----------    -----------   -----------    -----------


  Net increase (decrease)in net assets
    from operations......................     17,077,065     10,664,829     (1,662,877)     5,269,630     2,578,683       (63,102)
                                            ------------    -----------    -----------    -----------   -----------    ----------

FROM POLICY RELATED TRANSACTIONS:
  Net premiums (Note 3) .................     19,454,716     15,333,474     14,287,345     11,382,745     6,464,035     2,953,965
  Benefits and other policy
    related transactions (Note 3) .......    (16,165,764)    (8,211,013)    (7,162,537)    (2,909,569)   (1,385,132)     (481,430)
  Net transfers among funds .............      9,301,980      4,789,450    (11,048,174)     5,211,758     5,274,221     3,033,230
                                            ------------    -----------    -----------    -----------   -----------    ----------

  Net increase (decrease) in net assets
    from policy related transactions ....     12,590,932     11,911,911     (3,923,366)    13,684,934    10,353,124     5,505,765
                                            ------------    -----------    -----------    -----------   -----------    ----------

NET (INCREASE) DECREASE IN AMOUNT
  RETAINED BY EQUITABLE LIFE IN
  SEPARATE ACCOUNT FP (Note 4) ..........       (209,120)      (100,679)        16,028       (106,424)     (221,877)        6,113
                                            ------------    -----------    -----------    -----------   -----------    ----------

INCREASE (DECREASE) IN NET ASSETS
  ATTRIBUTABLE TO POLICYOWNERS ..........     29,458,877     22,476,061     (5,570,215)    18,848,140    12,709,930     5,448,776
NET ASSETS ATTRIBUTABLE TO
  POLICYOWNERS, BEGINNING OF PERIOD .....     71,930,962     49,454,901     55,025,116     18,618,313     5,908,383       459,607
                                            ------------    -----------    -----------    -----------   -----------    ----------

NET ASSETS ATTRIBUTABLE TO
  POLICYOWNERS, END OF PERIOD ...........   $101,389,839    $71,930,962    $49,454,901    $37,466,453   $18,618,313    $5,908,383
                                            ============    ===========    ===========    ===========   ===========    ==========



                                                       EQUITY INDEX FUND
                                           --------------------------------------------
                                               1996            1995            1994*
                                           ------------    ------------  --------------
INCREASE (DECREASE) IN NET ASSETS:

FROM OPERATIONS:
  Net investment income .................   $ 1,145,887     $   675,576     $   443,391
  Net realized gain (loss) ..............    11,903,017         539,950         127,205
  Change in unrealized appreciation/
    (depreciation) on investments .......     8,996,459      12,851,051        (399,286)
                                            -----------     -----------     -----------


  Net increase (decrease)
    from operations......................    22,045,363      14,066,577         171,310
                                            -----------     -----------     -----------

FROM POLICY RELATED TRANSACTIONS:
  Net premiums (Note 3) .................    33,692,683      10,308,871         690,540
  Benefits and other policy related
    transactions (Note 3) ...............   (56,493,042)     (2,111,532)       (472,818)
  Net transfers among divisions .........    23,434,912      18,305,589      30,736,505
                                            -----------     -----------     -----------

  Net increase (decrease) in net assets
    policy related transactions .........       634,553      26,502,928      30,954,227
                                            -----------     -----------     -----------

NET (INCREASE) DECREASE IN AMOUNT
  RETAINED BY EQUITABLE LIFE IN
  SEPARATE ACCOUNT FP (Note 4) ..........       (66,020)        (71,293)           (134)
                                            -----------     -----------     -----------

INCREASE (DECREASE) IN NET ASSETS
  ATTRIBUTABLE TO POLICYOWNERS ..........    22,613,896      40,498,212      31,125,403
NET ASSETS ATTRIBUTABLE TO
  POLICYOWNERS, BEGINNING OF PERIOD .....    71,623,615      31,125,403              --
                                            -----------     -----------     -----------

NET ASSETS ATTRIBUTABLE TO
  POLICYOWNERS, END OF PERIOD ...........   $94,237,511     $71,623,615     $31,125,403
                                            ===========     ===========     ===========

See Notes to Financial Statements.

* Commencement of Operations on October 1, 1994.

+ Formerly known as Equitable Variable Life Insurance Company Separate Account FP.

                                     FSA-9

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31,


                                                COMMON STOCK FUND                                GLOBAL STOCK FUND
                                 -------------------------------------------------   ---------------------------------------------
                                      1996              1995             1994            1996            1995            1994
                                 ---------------   ---------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN
  NET ASSETS:
FROM OPERATIONS:
  Net investment income ........  $    3,505,756    $    8,208,894    $  7,014,347    $  4,705,326    $  3,408,544    $  1,556,985
  Net realized gain (loss) .....     187,552,444        80,631,861      44,228,424      23,774,539      12,264,394       8,168,946
  Change in unrealized
    appreciation/(depreciation)
    on investments .............     112,608,618       183,872,928     (73,399,217)     22,092,458      33,395,316      (3,932,597)
                                  --------------    --------------    ------------    ------------    ------------    ------------

  Net increase (decrease)in net
    assets from operations .....     303,666,818       272,713,683     (22,156,446)     50,572,323      49,068,254       5,793,334
                                  --------------    --------------    ------------    ------------    ------------    ------------

FROM POLICY RELATED
  TRANSACTIONS:
  Net premiums (Note 3) ........     271,193,481       216,068,996     171,525,812      96,457,308      92,666,618      77,766,997
  Benefits and other policy
    related transactions
    (Note 3) ...................    (154,302,728)     (118,456,643)    (93,481,219)    (43,292,191)    (37,507,499)    (23,371,745)
Net transfers among funds ......       4,064,266       (34,354,864)     19,730,410      (4,363,741)    (12,472,104)     47,610,957
                                  --------------    --------------    ------------    ------------    ------------    ------------

Net increase (decrease) in net
  assets from policy related
  transactions .................     120,955,019        63,257,489      97,775,003      48,801,376      42,687,015     102,006,209
                                  --------------    --------------    ------------    ------------    ------------    ------------

NET (INCREASE) DECREASE IN
  AMOUNT RETAINED BY
  EQUITABLE LIFE IN
  SEPARATE ACCOUNT FP
  (Note 4) .....................        (429,232)         (392,099)         44,948         (93,415)        (96,720)        (17,737)
                                  --------------    --------------    ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN NET
  ASSETS ATTRIBUTABLE TO
  POLICYOWNERS .................     424,192,605       335,579,073      75,663,505      99,280,284      91,658,549     107,781,806
NET ASSETS ATTRIBUTABLE TO
  POLICYOWNERS,
  BEGINNING OF PERIOD ..........   1,146,585,274       811,006,201     735,342,696     333,497,020     241,838,471     134,056,665
                                  --------------    --------------    ------------    ------------    ------------    ------------

NET ASSETS ATTRIBUTABLE TO
  POLICYOWNERS,
  END OF PERIOD ................  $1,570,777,879    $1,146,585,274    $811,006,201    $432,777,304    $333,497,020    $241,838,471
                                  ==============    ==============    ============    ============    ============    ============


                                     INTERNATIONAL FUND                  AGGRESSIVE STOCK FUND
                                 ---------------------------   ----------------------------------------------
                                     1996           1995*          1996            1995            1994
                                 ------------   ------------   -------------   -------------   --------------
INCREASE (DECREASE) IN
  NET ASSETS:
FROM OPERATIONS:
  Net investment income ........   $   411,375    $   159,029    $ (2,425,125)   $ (1,434,289)   $ (1,544,537)
  Net realized gain (loss) .....       709,281         50,951     163,630,203      73,464,436      (6,075,250)
  Change in unrealized
    appreciation/(depreciation)
    on investments .............     1,189,887        667,906     (33,653,883)     49,509,800      (4,424,670)
                                   -----------    -----------    ------------    ------------    ------------
  Net increase (decrease)in net
    assets from operations .....     2,310,543        877,886     127,551,195     121,539,947     (12,044,457)
                                   -----------    -----------    ------------    ------------    ------------
FROM POLICY RELATED
  TRANSACTIONS:
  Net premiums (Note 3) ........    12,055,154      2,028,670     167,830,465     121,962,483     101,932,221
  Benefits and other policy
    related transactions
    (Note 3) ...................    (2,295,079)      (339,723)    (85,246,883)    (63,165,185)    (48,604,650)
Net transfers among funds ......    17,095,516      9,885,952      28,481,572      19,367,834       4,346,636
                                   -----------    -----------    ------------    ------------    ------------
Net increase (decrease) in net
  assets from policy related
  transactions .................    26,855,591     11,574,899     111,065,154      78,165,132      57,674,207
                                   -----------    -----------    ------------    ------------    ------------
NET (INCREASE) DECREASE IN
  AMOUNT RETAINED BY
  EQUITABLE LIFE IN
  SEPARATE ACCOUNT FP
  (Note 4) .....................       (21,865)       (20,847)       (205,349)       (188,813)         35,791
                                   -----------    -----------    ------------    ------------    ------------
INCREASE (DECREASE) IN NET
  ASSETS ATTRIBUTABLE TO
  POLICYOWNERS .................    29,144,269     12,431,938     238,411,000     199,516,266      45,665,541
NET ASSETS ATTRIBUTABLE TO
  POLICYOWNERS,
  BEGINNING OF PERIOD ..........    12,431,938             --     555,188,131     355,671,865     310,006,324
                                   -----------    -----------    ------------    ------------    ------------
NET ASSETS ATTRIBUTABLE TO
  POLICYOWNERS,
  END OF PERIOD ................   $41,576,207    $12,431,938    $793,599,131    $555,188,131    $355,671,865
                                   ===========    ===========    ============    ============    ============

See Notes to Financial Statements.

* Commencement of Operations on April 3, 1995.

+ Formerly known as Separate Account FP of Equitable Variable Life Insurance Company.

                                     FSA-10

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

STATEMENTS OF CHANGES IN NET ASSETS (CONCLUDED)
FOR THE YEARS ENDED DECEMBER 31,



                                                                     ASSET ALLOCATION SERIES
                                     ---------------------------------------------------------------------------------------------
                                             CONSERVATIVE INVESTORS FUND                          BALANCED FUND
                                     ---------------------------------------------   ---------------------------------------------
                                           1996           1995            1994            1996            1995            1994
                                     -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS:

FROM OPERATIONS:
  Net investment income ...........   $  6,690,887    $  7,247,815    $  5,455,410    $ 10,604,542    $ 10,038,346    $  8,453,977
  Net realized gain (loss) ........      3,677,543         689,721        (421,502)     33,240,237       8,427,606         858,164
  Change in unrealized appreciation/
    (depreciation) on investments..     (2,661,985)     19,129,817     (10,682,734)       (714,363)     45,976,062     (40,839,536)
                                      ------------    ------------    ------------    ------------    ------------    ------------
  Net increase(decrease)in net
    assets from operations ........      7,706,445      27,067,353      (5,648,826)     43,130,416      64,442,014     (31,527,395)
                                      ------------    ------------    ------------    ------------    ------------    ------------
FROM POLICY RELATED TRANSACTIONS:
  Net premiums (Note 3) ...........     38,133,118      41,419,959      48,492,315      60,530,048      63,451,955      70,116,900
  Benefits and other policy related
    transactions (Note 3) .........    (25,456,269)    (22,866,003)    (21,612,430)    (50,274,632)    (48,742,571)    (45,655,363)
  Net transfers among funds .......    (18,095,700)     (3,379,296)     (2,076,793)    (22,122,080)    (18,908,540)    (19,954,097)
                                      ------------    ------------    ------------    ------------    ------------    ------------
  Net increase (decrease) in net
    assets from policy related
    transactions ..................      5,418,851      15,174,660      24,803,092     (11,866,664)     (4,199,156)      4,507,440
                                      ------------    ------------    ------------    ------------    ------------    ------------
NET (INCREASE) DECREASE IN AMOUNT
  RETAINED BY EQUITABLE LIFE
  IN SEPARATE ACCOUNT FP (Note 4) .        (36,213)        (95,412)         22,600        (134,906)        (93,214)         47,322
                                      ------------    ------------    ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN NET ASSETS
  ATTRIBUTABLE TO POLICYOWNERS ....      2,251,381      42,146,601      19,176,866      31,128,846      60,149,644     (26,972,633)
NET ASSETS ATTRIBUTABLE TO POLICY
  OWNERS, BEGINNING OF PERIOD .....    172,087,099     129,940,498     110,763,632     398,565,209     338,415,565     365,388,198
                                      ------------    ------------    ------------    ------------    ------------    ------------
NET ASSETS ATTRIBUTABLE TO POLICY
  OWNERS, END OF PERIOD ...........   $174,338,480    $172,087,099    $129,940,498    $429,694,055    $398,565,209    $338,415,565
                                      ============    ============    ============    ============    ============    ============




                                                ASSET ALLOCATION SERIES
                                       ---------------------------------------------
                                                 GROWTH INVESTORS FUND
                                       ---------------------------------------------
                                           1996             1995           1994
                                       -------------   -------------   -------------

INCREASE (DECREASE) IN NET ASSETS:

FROM OPERATIONS:
  Net investment income ...........     $ 11,757,729    $ 13,059,547    $  8,667,457
  Net realized gain (loss) ........       75,274,214       9,174,038         241,591
  Change in unrealized appreciation/
    (depreciation) on investments..      (14,635,180)     82,556,566     (21,338,297)
                                        ------------    ------------    ------------
  Net increase (decrease) in net
    assets from operations ........       72,396,763     104,790,151     (12,429,249)
                                        ------------    ------------    ------------
FROM POLICY RELATED TRANSACTIONS:
  Net premiums (Note 3) ...........      159,654,177     155,616,059     139,140,391
  Benefits and other policy related
    transactions (Note 3) .........      (81,943,749)    (68,357,709)    (54,863,821)
  Net transfers among funds .......       (7,652,116)     (3,269,896)     20,294,785
                                        ------------    ------------    ------------
  Net increase (decrease) in net
    assets from policy related
    transactions ..................       70,058,312      83,988,454     104,571,355
                                        ------------    ------------    ------------
NET (INCREASE) DECREASE IN AMOUNT
  RETAINED BY EQUITABLE LIFE
  IN SEPARATE ACCOUNT FP (Note 4) .          (93,120)       (120,493)         15,372
                                        ------------    ------------    ------------
INCREASE (DECREASE) IN NET ASSETS
  ATTRIBUTABLE TO POLICYOWNERS ....      142,361,955     188,658,112      92,157,478
NET ASSETS ATTRIBUTABLE TO POLICY
  OWNERS, BEGINNING OF PERIOD .....      555,877,666     367,219,554     275,062,076
                                        ------------    ------------    ------------
NET ASSETS ATTRIBUTABLE TO POLICY
  OWNERS, END OF PERIOD ...........     $698,239,621    $555,877,666    $367,219,554
                                        ============    ============    ============

See Notes to Financial Statements.

+ Formerly known as Equitable Variable Life Insurance Company Separate Account FP.

                                     FSA-11

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 1996

1.  General

     On September 19, 1996 the Board of Directors of The Equitable Life Assurance Society of the United States ( "Equitable Life") approved an Agreement and Plan of Merger by and between Equitable Life and Equitable Variable Life Insurance Company (the "Merger Agreement"). The merger was completed on January 1, 1997. On that date, and in accordance with the provisions of the Merger Agreement, the separate existence of Equitable Variable Life Insurance Company ("Equitable Variable Life") was ceased and Equitable Life survived the merger. From January 1, 1997, Equitable Life is liable in place of Equitable Variable Life for the liabilities and obligations of Equitable Variable Life, including liabilities under policies and contracts issued by Equitable Variable Life, and all of Equitable Variable Life's assets became assets of Equitable Life.

     Equitable Variable Life, a wholly-owned subsidiary of Equitable Life, established Separate Account FP (the Account) as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940. The Account consists of thirteen investment funds: the Money Market Fund, the Intermediate Government Securities Fund, the Quality Bond Fund, the High Yield Fund, the Growth & Income Fund, the Equity Index Fund, the Common Stock Fund, the Global Fund, the International Fund, the Aggressive Stock Fund, the Conservative Investors Fund, the Balanced Fund, and the Growth Investors Fund. The assets in each Fund are invested in Class IA shares of a designated portfolio (Portfolio) of a mutual fund, The Hudson River Trust (the Trust). Each Portfolio has separate investment objectives.

    The Account  supports the  operations of Incentive  Life,  flexible  premium variable life insurance policies, Incentive Life 2000, flexible premium variable life insurance policies, Champion 2000, modified premium variable whole life insurance policies, Survivorship 2000, flexible premium joint survivorship variable life insurance policies, Incentive Life Plus,(SM)
    flexible premium variable life insurance policies, IL Protector,(SM) flexible premium variable life insurance policies, IL COLI, flexible premium variable life insurance policies, IL COLI II, flexible premium variable life insurance policies, and SP-Flex, variable life insurance policies with additional premium option, collectively, the Policies, and the Incentive
    Life 2000, Champion 2000 and Survivorship 2000 policies are referred to as the Series 2000 Policies. Incentive Life Plus policies offered with a prospectus dated on or after September 15, 1995, are referred to as Incentive Life Plus Second Series. Incentive Life Plus policies issued with a prior prospectus are referred to as Incentive Life Plus Original Series. All Policies are issued by Equitable Life. The assets of the Account are the property of Equitable Life. However, the portion of the Account's assets attributable to the Policies will not be chargeable with liabilities arising out of any other business Equitable Life may conduct.

    Policyowners may allocate amounts in their individual accounts to the Funds of the Account and/or (except for SP-Flex policies) to the guaranteed interest rate account of Equitable Life's General Account. Net transfers to
    (from) the guaranteed interest rate account of the General Account and other Separate Accounts of ($7,511,567), $6,569,672 and $35,120,632 for the years ended 1996, 1995 and 1993, respectively, are included in Net Transfers Among Funds. The net assets of any Fund of the Account may not be less than the aggregate of the policyowners' accounts allocated to that Fund. Additional assets are set aside in Equitable Life's General Account to provide for (1) the unearned portion of the monthly charges for mortality costs, and (2) other policy benefits, as required under the state insurance law.

2.  Significant Accounting Policies

    The accompanying financial statements are prepared in conformity with generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Investments are made in shares of the Trust and are valued at the net asset values per share of the respective Portfolios. The net asset value is determined by the Trust using the market or fair value of the underlying assets of the Portfolio.

    Investment transactions are recorded on the trade date. Realized gains and losses include gains and losses on redemptions of the Trust's shares (determined on the identified cost basis) and Trust distributions representing the net realized gains on Trust investment transactions.

    Dividends are recorded as income at the end of each quarter on the ex-dividend date. Capital gains are distributed by the Trust at the end of each year.


+   Formerly known as Equitable Variable Life Insurance Company Separate
    Account FP.

                                     FSA-12

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

DECEMBER 31, 1996

    The operations of the Account are included in the consolidated Federal income tax return of Equitable Life. Under the provisions of the Policies, Equitable Life has the right to charge the Account for Federal income tax attributable to the Account. No charge is currently being made against the Account for such tax since, under current tax law, Equitable Life pays no tax on investment income and capital gains reflected in variable life insurance policy reserves. However, Equitable Life retains the right to charge for any Federal income tax incurred which is attributable to the Account if the law is changed. Charges for state and local taxes, if any, attributable to the Account also may be made.

3.  Asset Charges

    Under the Policies, Equitable Life assumes mortality and expense risks and, to cover these risks, deducts charges from the assets of the Account currently at annual rates of 0.60% of the net assets attributable to Incentive Life, Incentive Life 2000, Incentive Life Plus Second Series and Champion 2000 policyowners, 0.90% of net assets attributable to Survivorship 2000 policyowners, 0.80% for IL Protector policyowners, and 0.85% for SP-Flex policyowners, Incentive Life Plus Original Series, IL COLI, and IL COLI II deduct this charge from the Policy Account. Under SP-Flex, Equitable Life also deducts charges from the assets of the Account for mortality and administrative costs of 0.60% and 0.35%, respectively, of net assets attributable to SP-Flex policies.

    Under Incentive Life, Incentive Life Plus, Series 2000, IL Protector and IL COLI II policies, mortality and administrative charges are assessed in a different manner than SP-Flex policies.

    Before amounts are allocated to the Account for Incentive Life, Incentive Life Plus, IL COLI, IL COLI II and the Series 2000 Policies, Equitable Life deducts a charge for taxes and either an initial policy fee (Incentive Life) or a premium sales charge (Incentive Life Plus, IL COLI II and Series 2000 Policies) from premiums. Under SP-Flex, the entire initial premium is allocated to the Account. Before any additional premiums under SP-Flex are allocated to the Account, however, an administrative charge is deducted.

    The amounts attributable to Incentive Life, Incentive Life Plus, IL Protector, IL COLI, IL COLI II and the Series 2000 policyowners' accounts are assessed monthly by Equitable Life for mortality and administrative charges. These charges are withdrawn from the Account along with amounts for additional benefits. Under the Policies, amounts for certain policy-related transactions (such as policy loans and surrenders) are transferred out of the Separate Account.

4.  Amounts Retained by Equitable Life in Separate Account FP

    The amount retained by Equitable Life in the Account arises principally from
    (1) contributions from Equitable Life, and (2) that portion, determined ratably, of the Account's investment results applicable to those assets in the Account in excess of the net assets for the Policies. Amounts retained by Equitable Life are not subject to charges for mortality and expense risks or mortality and administrative costs.

    Amounts retained by Equitable Life in the Account may be transferred at any time by Equitable Life to its General Account.

    The following table shows the surplus contributions (withdrawals) by Equitable Life by investment fund:

                                                  Years Ended December 31,
                                           -------------------------------------
     INVESTMENT FUND                          1996         1995          1994
     ---------------                          ----         ----          ----
     Money Market                               --     $  (250,000)         --
     Intermediate Government Securities         --        (165,000)         --
     Quality Bond                        $  (125,000)   (4,800,000)         --
     High Yield                                 --        (100,000)         --
     Growth & Income                         (75,000)     (685,000)         --
     Equity Index                               --            --    $   200,000
     Common Stock                           (185,000)  $  (630,000)         --
     Global                                     --        (130,000)         --
     International                              --         200,000          --
     Aggressive Stock                       (125,000)     (350,000)         --
     Conservative Investors                  (80,000)         --            --
     Balanced                                (90,000)         --            --
     Growth Investors                       (175,000)         --            --
     Short-Term World Income                    --            --     (5,165,329)
                                         -----------   -----------   -----------
                                         $  (855,000)  $(6,910,000) $(4,965,329)
                                         ===========   ===========   ===========


+ Formerly  known as Equitable  Variable Life  Insurance Company Separate
  Account FP.
                                     FSA-13

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

DECEMBER 31, 1996

5.  Distribution and Servicing Agreements

    Equitable Life has entered into a Distribution and Servicing Agreement with EQ Financial Consultants Inc., whereby registered representatives of EQ Financial Consultants Inc., authorized as variable life insurance agents under applicable state insurance laws, sell the Policies. The registered representatives are compensated on a commission basis by Equitable Life.

6.  Share Substitution

     On February 22, 1994, Equitable Variable Life, the Account and the Trust substituted shares of the Trust's Intermediate Government Securities Portfolio for shares of the Trust's Short-Term World Income Portfolio. The amount transferred to Intermediate Government Securities Portfolio was $2,192,109. The statements of operations and statements of changes in net assets for the Intermediate Government Securities Portfolio is combined with the Short-Term World Income Portfolio for periods prior to the merger on February 22, 1994. The Short-Term World Income Fund is not available for future investment.

7.  Investment Returns

    The Separate Account rates of return attributable to Incentive Life, Incentive Life 2000, Incentive Life Plus Second Series and Champion 2000 policyowners are different than those attributable to Survivorship 2000, Incentive Life Plus Original Series, IL Protector, IL COLI, IL COLI II and to SP-Flex policyowners because asset charges are deducted at different rates under each policy (see Note 3).

    The tables on the following pages show the gross and net investment returns with respect to the Funds for the periods shown. The net return for each Fund is based upon net assets for a policy whose policy commences with the beginning date of such period and is not based on the average net assets in the Fund during such period. Gross return is equal to the total return earned by the underlying Trust investment.

+ Formerly  known as Equitable  Variable Life  Insurance Company Separate
  Account FP.
                                     FSA-14

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

December 31, 1996

RATES OF RETURN:
INCENTIVE LIFE,
---------------
INCENTIVE LIFE 2000,
--------------------
INCENTIVE LIFE PLUS SECOND SERIES
---------------------------------
AND CHAMPION 2000*
------------------


                                                                YEARS ENDED DECEMBER 31,
                              -----------------------------------------------------------------------------------------------
MONEY MARKET FUND               1996     1995     1994      1993     1992     1991     1990      1989     1988      1987
-----------------               ----     ----     ----      ----     ----     ----     ----      ----     ----      ----
Gross return..............      5.33%    5.74%    4.02%    3.00%     3.56%    6.18%    8.24%    9.18%     7.32%     6.63%
Net return................      4.70%    5.11%    3.39%    2.35%     2.94%    5.55%    7.59%    8.53%     6.68%     5.99%


                                                                         APRIL 1(A) TO
                                      YEARS ENDED DECEMBER 31,            DECEMBER 31,
INTERMEDIATE GOVERNMENT       -----------------------------------------------------------
SECURITIES FUND                 1996    1995    1994    1993    1992          1991
---------------                 ----    ----    ----    ----    ----          ----
Gross return..............     3.78%   13.33% (4.37)%  10.58%   5.60%        12.26%
Net return................     3.15%   12.65% (4.95)%   9.88%   4.96%        11.60%

                                       YEARS ENDED          OCTOBER 1(A) TO
                                      DECEMBER 31,            DECEMBER 31,
                              ------------------------------------------------
QUALITY BOND FUND               1996     1995      1994           1993
-----------------               ----     ----      ----           ----
Gross return..............     5.36%    17.02%    (5.10)%       (0.51)%
Net return................     4.73%    16.32%    (5.67)%       (0.66)%


                                                                YEARS ENDED DECEMBER 31,
                              ---------------------------------------------------------------------------------------------
HIGH YIELD FUND                 1996     1995     1994      1993     1992     1991     1990      1989     1988     1987
---------------                 ----     ----     ----      ----     ----     ----     ----      ----     ----     ----
Gross return..............     22.89%   19.92%   (2.79)%   23.15%   12.31%   24.46%   (1.12)%   5.13%     9.73%    4.68%
Net return................     22.14%   19.20%   (3.37)%   22.41%   11.64%   23.72%   (1.71)%   4.50%     9.08%    4.05%

                                     YEARS ENDED        OCTOBER 1(A) TO
                                     DECEMBER 31,         DECEMBER 31,
                              -------------------------------------------
GROWTH & INCOME FUND            1996      1995    1994        1993
--------------------            ----      ----    ----        ----
Gross return..............     20.09%    24.07% (0.58)%     (0.25)%
Net return................     19.36%    23.33% (1.17)%     (0.41)%


                                         YEARS ENDED            SEPTEMBER 30(A)
                                         DECEMBER 31,           TO DECEMBER 31,
                              ---------------------------------------------------
EQUITY INDEX FUND                    1996             1995            1994
-----------------                    ----             ----            ----
Gross return..............          22.39%           36.48%          1.08%
Net return................          21.65%           35.66%          0.58%


                                                                YEARS ENDED DECEMBER 31,
                              ---------------------------------------------------------------------------------------------
COMMON STOCK FUND               1996     1995     1994      1993     1992     1991     1990      1989     1988     1987
-----------------               ----     ----     ----      ----     ----     ----     ----      ----     ----     ----
Gross return..............     24.28%   32.45%   (2.14)%   24.84%    3.22%   37.88%   (8.12)%   25.59%   22.43%    7.49%
Net return................     23.53%   31.66%   (2.73)%   24.08%    2.60%   37.06%   (8.67)%   24.84%   21.70%    6.84%


                                                                                                                 AUGUST 31(A) TO
                                                           YEARS ENDED DECEMBER 31,                               DECEMBER 31,
                              ----------------------------------------------------------------------------------------------------
GLOBAL FUND                     1996     1995     1994     1993      1992     1991     1990     1989     1988         1987
-----------                     ----     ----     ----     ----      ----     ----     ----     ----     ----         ----
Gross return..............     14.60%   18.81%    5.23%   32.09%   (0.50)%   30.55%   (6.07)%  26.93%   10.88%      (13.27)%
Net return................     13.91%   18.11%    4.60%   31.33%   (1.10)%   29.77%   (6.63)%  26.17%   10.22%      (13.45)%


                              YEARS ENDED  APRIL 3(A) TO
                               DECEMBER     DECEMBER 31,
                                  31,
                              ----------------------------
INTERNATIONAL FUND               1996           1995
------------------               ----           ----
Gross return..............       9.82%         11.29%
Net return................       9.15%         10.79%

----------
*   Sales of Incentive Life 2000 and Champion 2000 commenced on March 2, 1992.  Sales of Incentive Life Plus Second Series commenced on September 15, 1995.

(a) Date as of which net premiums  under the policies were first  allocated to the Fund. The gross return and the net return for the periods indicated are not annual rates of return.

+   Formerly known as Equitable Variable Life Insurance Company Separate Account FP.

                                     FSA-15

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

DECEMBER 31, 1996


                                                                YEARS ENDED DECEMBER 31,
                              ---------------------------------------------------------------------------------------------
AGGRESSIVE STOCK FUND           1996     1995     1994      1993     1992     1991     1990      1989     1988     1987
---------------------           ----     ----     ----      ----     ----     ----     ----      ----     ----     ----
Gross return..............     22.20%   31.63%   (3.81)%   16.77%   (3.16)%  86.86%    8.17%    43.50%    1.17%    7.31%
Net return................     21.46%   30.85%   (4.39)%   16.05%   (3.74)%  85.75%    7.51%    42.64%    0.53%    6.66%

ASSET ALLOCATION SERIES
                                                                                             OCTOBER 2(A)
                                                                                                  TO
                                              YEARS ENDED DECEMBER 31,                      DECEMBER 31,
CONSERVATIVE               --------------------------------------------------------------------------------
INVESTORS FUND                1996     1995     1994      1993     1992     1991     1990        1989
--------------                ----     ----     ----      ----     ----     ----     ----        ----
Gross return..............   5.21%    20.40%   (4.10)%   10.76%    5.72%   19.87%    6.37%      3.09%
Net return................   4.57%    19.68%   (4.67)%   10.15%    5.09%   19.16%    5.73%      2.94%

                                                                YEARS ENDED DECEMBER 31,
                              ---------------------------------------------------------------------------------------------
BALANCED FUND                   1996     1995     1994      1993     1992     1991     1990      1989     1988     1987
-------------                   ----     ----     ----      ----     ----     ----     ----      ----     ----     ----
Gross return..............     11.68%   19.75%   (8.02)%   12.28%   (2.84)%  41.26%    0.24 %   25.83%   13.27%   (0.85)%
Net return................     11.00%   19.03%   (8.57)%   11.64%   (3.42)%  40.42%   (0.36)%   25.08%   12.59%   (1.45)%

GROWTH INVESTORS FUND         1996     1995     1994      1993     1992     1991     1990        1989
---------------------         ----     ----     ----      ----     ----     ----     ----        ----
Gross return..............   12.61%   26.37%   (3.15)%   15.26%    4.90%   48.89%   10.66%      3.98%
Net return................   11.93%   25.62%   (3.73)%   14.58%    4.27%   48.01%   10.00%      3.82%


RATES OF RETURN:
SURVIVORSHIP 2000
-----------------
                                                                             AUGUST 17(A) TO
                                        YEARS ENDED DECEMBER 31,               DECEMBER 31,
                             -----------------------------------------------------------------
MONEY MARKET FUND               1996        1995        1994        1993           1992
-----------------               ----        ----        ----        ----           ----
Gross return..............      5.33%      5.74%       4.02%       3.00%          1.11%
Net return................      4.38%      4.80%       3.08%       2.04%          0.77%

INTERMEDIATE GOVERNMENT
SECURITIES FUND                 1996        1995        1994        1993           1992
---------------                 ----        ----        ----        ----           ----
Gross return..............      3.78%      13.33%     (4.37)%      10.58%         0.90%
Net return................      2.84%      12.31%     (5.23)%       9.55%         0.56%

                                                                 OCTOBER 1(A) TO
                                  YEARS ENDED DECEMBER 31,        DECEMBER 31,
                             -----------------------------------------------------
QUALITY BOND FUND               1996        1995        1994          1993
-----------------               ----        ----        ----          ----
Gross return..............      5.36%      17.02%     (5.10)%        (0.51)%
Net return................      4.41%      15.97%     (5.95)%        (0.73)%

                                                                            AUGUST 17(A) TO
                                        YEARS ENDED DECEMBER 31,              DECEMBER 31,
                             -----------------------------------------------------------------
HIGH YIELD FUND                 1996        1995        1994        1993          1992
---------------                 ----        ----        ----        ----          ----
Gross return..............     22.89%      19.92%     (2.79)%      23.15%         1.84%
Net return................     21.77%      18.84%     (3.66)%      22.04%         1.50%

                                                                OCTOBER 1(A) TO
                                  YEARS ENDED DECEMBER 31,        DECEMBER 31,
                             -----------------------------------------------------
GROWTH & INCOME FUND            1996        1995        1994          1993
--------------------            ----        ----        ----          ----
Gross return..............     20.09%      24.07%     (0.58)%        (0.25)%
Net return................     19.00%      22.96%     (1.47)%        (0.48)%

----------

*   Sales of Incentive Life 2000 and Champion 2000 commenced on March 2, 1992.  Sales of Incentive Life Plus Second Series commenced on September 15, 1995.

(a) Date as of which net premiums  under the policies were first  allocated to the Fund. The gross return and the net return for the periods indicated are not annual rates of return.

+   Formerly known as Equitable Variable Life Insurance Company Separate Account FP.

                                     FSA-16

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

DECEMBER 31, 1996

                                      YEARS ENDED          MARCH 1(A) TO
                                     DECEMBER 31,          DECEMBER 31,
                             ---------------------------------------------
EQUITY INDEX FUND                 1996          1995           1994
-----------------                 ----          ----           ----
Gross return..............       22.39%        36.48%         1.08%
Net return................       21.28%        35.26%         0.33%

                                                                            AUGUST 17(A) TO
                                        YEARS ENDED DECEMBER 31,              DECEMBER 31,
                             -----------------------------------------------------------------
COMMON STOCK FUND               1996        1995        1994        1993          1992
-----------------               ----        ----        ----        ----          ----
Gross return..............     24.28%      32.45%     (2.14)%      24.84%          5.28%
Net return................     23.15%      31.26%     (3.02)%      23.70%          4.93%

GLOBAL FUND
-----------
Gross return..............     14.60%      18.81%      5.23%       32.09%          4.87%
Net return................     13.56%      17.75%      4.29%       30.93%          4.52%

AGGRESSIVE STOCK FUND
---------------------
Gross return..............     22.20%      31.63%     (3.81)%      16.77%         11.49%
Net return................     21.09%      30.46%     (4.68)%      15.70%         11.11%


                               YEARS ENDED       APRIL 3(A) TO
                              DECEMBER 31,        DECEMBER 31,
                             ----------------------------------
INTERNATIONAL FUND                1996               1995
------------------                ----               ----
Gross return..............        9.82%             11.29%
Net return................        8.82%             10.55%

ASSET ALLOCATION SERIES
                                                                            AUGUST 17(A) TO
                                        YEARS ENDED DECEMBER 31,              DECEMBER 31,
CONSERVATIVE INVESTORS       -----------------------------------------------------------------
FUND                            1996        1995        1994        1993          1992
----                            ----        ----        ----        ----          ----
Gross return..............      5.21%      20.40%     (4.10)%      10.76%         1.38%
Net return................      4.26%      19.32%     (4.96)%       9.81%         1.04%

BALANCED FUND                   1996        1995        1994        1993          1992
-------------                   ----        ----        ----        ----          ----
Gross return..............     11.68%      19.75%     (8.02)%      12.28%         5.37%
Net return................     10.67%      18.68%     (8.84)%      11.30%         5.02%

GROWTH INVESTORS FUND           1996        1995        1994        1993          1992
---------------------           ----        ----        ----        ----          ----
Gross return..............     12.61%      26.37%     (3.15)%      15.26%         6.89%
Net return................     11.59%      25.24%     (4.02)%      14.24%         6.53%

----------------
(a) Date as of which net premiums  under the policies were first  allocated to the Fund. The gross return and the net return for the periods indicated are not annual rates of return.

+   Formerly known as Equitable Variable Life Insurance Company Separate Account FP.

                                     FSA-17

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

DECEMBER 31, 1996

RATES OF RETURN:
INCENTIVE LIFE PLUS ORIGINAL SERIES*(B)
---------------------------------------


                                           YEARS ENDED DECEMBER 31,
                               -------------------------------------------------
                                         1996                    1995
                                         ----                    ----
Money Market Fund..............         5.33%                    5.69%


Intermediate Government
Securities Fund................         3.78%                   13.31%


Quality Bond Fund..............         5.36%                   17.13%


High Yield Fund................         22.89%                  19.95%


Growth & Income Fund...........         20.09%                  24.38%


Equity Index Fund..............         22.38%                  36.53%


Common Stock Fund..............         24.28%                  33.07%


Global Fund....................         14.60%                  19.38%


                            YEAR ENDED DECEMBER 31, APRIL 30 TO DECEMBER 31, (A)
                            ----------------------------------------------------
                                         1996                    1995
                                         ----                    ----
International Fund.............         9.81%                   11.29%


                                           YEARS ENDED DECEMBER 31,
                            ----------------------------------------------------
                                         1996                    1995
                                         ----                    ----
Aggressive Stock Fund..........         22.20%                  33.00%


ASSET ALLOCATION SERIES
                                           YEARS ENDED DECEMBER 31,
                             ---------------------------------------------------
                                         1996                    1995
                                         ----                    ----

Conservative Investors Fund....         5.21%                   20.59%


Balanced Fund..................         11.68%                  20.32%


Growth Investors Fund..........         12.61%                  26.92%


---------------------------
*Sales of Incentive Life Plus Original Series commenced on January 6, 1995.

(a) Date as of which net premiums under the policies were first allocated to the Fund. The returns for the periods indicated are not annual rates of return.

(b) There are no Separate Account asset charges for this policy and therefore the gross and net rates of return are the same. The rate of return for the year ended December 31, 1995 indicated is not an annual rate of return.

+   Formerly known as Equitable  Variable Life Insurance Company Separate
    Account FP.

                                     FSA-18

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

DECEMBER 31, 1996

RATES OF RETURN:
IL PROTECTOR*(b)
----------------



                                        AUGUST 5 TO DECEMBER 31,(A)
                                       ----------------------------
                                                  1996
                                                  ----
Money Market Fund.....................            2.98%


Intermediate Government
Securities Fund.......................           4.49%


Quality Bond Fund.....................           7.86%


High Yield Fund.......................           13.90%


Growth & Income Fund..................           15.63%


Equity Index Fund.....................           16.25%


Common Stock Fund.....................           17.44%


Global Fund...........................           6.78%


Inernational Fund.....................           2.11%


Aggressive Stock Fund.................           6.22%


ASSET ALLOCATION SERIES

                                        AUGUST 5 TO DECEMBER 31,(A)
                                       ----------------------------
                                                  1996
                                                  ----

Conservative Investors Fund...........           7.94%


Balanced Fund.........................           8.67%


Growth Investors Fund.................           9.38%


----------
*Sales of Incentive Life Protector commenced on August 5, 1996.

(a) Date as of which net premiums under the policies were first allocated to the Fund. The returns for the periods indicated are not annual rates of return.

(b) There are no Separate Account asset changes for this policy and therefore the gross and net rates of return are the same.

+   Formerly known as Equitable  Variable Life Insurance Company Separate
    Account FP.

                                     FSA-19

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+


NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

DECEMBER 31, 1996

RATES OF RETURN:
SP-FLEX
-------

                                                                                                                 AUGUST 31(A) TO
                                                          YEARS ENDED DECEMBER 31,                                DECEMBER 31,
                             -----------------------------------------------------------------------------------------------------
MONEY MARKET FUND              1996     1995     1994      1993     1992     1991      1990     1989     1988         1987
-----------------              ----     ----     ----      ----     ----     ----      ----     ----     ----         ----
Gross return..............     5.33%    5.74%    4.02%    3.00%     3.56%    6.17%    8.24%     9.18%    7.32%        2.15%
Net return................     3.44%    3.86%    2.17%    1.13%     1.71%    4.29%    6.30%     7.24%    5.41%        1.62%


                                                                    APRIL 1(A)
                                                                       TO
                                    YEARS ENDED DECEMBER 31,       DECEMBER 31,
INTERMEDIATE GOVERNMENT      --------------------------------------------------
SECURITIES FUND               1996    1995    1994    1993    1992      1991
---------------               ----    ----    ----    ----    ----      ----
Gross return..............    3.78%  13.33% (4.37)%  10.58%  5.60%     12.10%
Net return................    1.91%  11.31% (6.08)%   8.57%  3.71%     10.59%


                                                           SEPTEMBER 1(A)
                                     YEARS ENDED                TO
                                     DECEMBER 31,           DECEMBER 31,
                             ----------------------------------------------
QUALITY BOND FUND                 1996           1995           1994
-----------------                 ----           ----           ----
Gross return..............        5.36%         17.02%         (2.20)%
Net return................        3.47%         14.94%         (2.35)%


                                                                                                                 AUGUST 31(A) TO
                                                          YEARS ENDED DECEMBER 31,                                DECEMBER 31,
                             -----------------------------------------------------------------------------------------------------
HIGH YIELD FUND                1996     1995     1994      1993     1992     1991      1990     1989     1988         1987
---------------                ----     ----     ----      ----     ----     ----      ----     ----     ----         ----
Gross return..............    22.89%   19.92%   (2.79)%   23.15%   12.31%   24.46%   (1.12)%    5.13%    9.73%        1.95%
Net return................    20.68%   17.79%   (4.52)%   20.96%   10.30%   22.25%   (2.89)%    3.26%    7.78%        1.39%



                                                            SEPTEMBER 1(A)
                                     YEARS ENDED                TO
                                     DECEMBER 31,           DECEMBER 31,
                             ----------------------------------------------
GROWTH & INCOME FUND              1996           1995           1994
--------------------              ----           ----           ----
Gross return..............       20.09%         24.07%         (3.40)%
Net return................       17.93%         21.87%         (3.55)%

EQUITY INDEX FUND                 1996           1995           1994
-----------------                 ----           ----           ----
Gross return..............       22.39%         36.48%         (2.54)%
Net return................       20.19%         34.06%         (2.69)%

                                                                                                                 AUGUST 31(A) TO
                                                          YEARS ENDED DECEMBER 31,                                DECEMBER 31,
                             -----------------------------------------------------------------------------------------------------
COMMON STOCK FUND              1996     1995     1994      1993     1992     1991      1990     1989     1988         1987
-----------------              ----     ----     ----      ----     ----     ----      ----     ----     ----         ----
Gross return..............    24.28%   32.45%   (2.14)%   24.84%    3.23%   37.87%   (8.12)%   25.59%   22.43%      (22.57)%
Net return................    22.04%   30.10%   (3.88)%   22.60%    1.38%   35.43%   (9.76)%   23.36%   20.26%      (23.00)%

GLOBAL FUND                    1996     1995     1994      1993     1992     1991      1990     1989     1988         1987
-----------                    ----     ----     ----      ----     ----     ----      ----     ----     ----         ----
Gross return..............    14.60%   18.81%    5.23%    32.09%   (0.50)%  30.55%   (6.07)%   26.93%   10.88%      (11.40)%
Net return................    12.54%   16.70%    3.36%    29.77%   (2.28)%  28.23%   (7.75)%   24.67%    8.90%      (11.86)%


                              YEARS ENDED   APRIL 3(A) TO
                              DECEMBER 31,  DECEMBER 31,
                             ------------------------------
INTERNATIONAL FUND                1996          1995
------------------                ----          ----
Gross return..............       9.82%         11.29%
Net return................       7.84%          9.82%

                                                                                                                 AUGUST 31(A) TO
                                                          YEARS ENDED DECEMBER 31,                                DECEMBER 31,
                             -----------------------------------------------------------------------------------------------------
AGGRESSIVE STOCK FUND          1996     1995     1994      1993     1992     1991      1990     1989     1988         1987
---------------------          ----     ----     ----      ----     ----     ----      ----     ----     ----         ----
Gross return..............    22.20%   31.63%   (3.81)%   16.77%   (3.16)%  86.86%    8.17%    43.50%    1.17 %     (24.28)%
Net return................    20.00%   29.30%   (5.53)%   14.67%   (4.89)%  83.54%    6.23%    40.95%   (0.66)%     (24.68)%

----------
(a) Date as of which net premiums  under the policies were first  allocated to the Fund. The gross return and the net return for the periods indicated are not annual rates of return.

+   Formerly known as Equitable Variable Life Insurance Company Separate Account FP.

                                     FSA-20

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

DECEMBER 31, 1996



                                    YEARS ENDED            SEPTEMBER 1(A) TO
ASSET ALLOCATION SERIES            DECEMBER 31,               DECEMBER 31,
CONSERVATIVE INVESTORS  ------------------------------------------------------
FUND                          1996              1995              1994
----                          ----              ----              ----
Gross return..........        5.21%            20.40%           (1.83)%
Net return............        3.32%            18.26%           (1.98)%

                                                                                                                 AUGUST 31(A) TO
                                                        YEARS ENDED DECEMBER 31,                                  DECEMBER 31,
                        ----------------------------------------------------------------------------------------------------------
BALANCED FUND              1996     1995      1994      1993      1992     1991      1990      1989      1988         1987
-------------              ----     ----      ----      ----      ----     ----      ----      ----      ----         ----
Gross return..........    11.68%   19.75%   (8.02)%    12.28%    (2.83)%  41.27%    0.24 %    25.83%    13.27%      (20.26)%
Net return............     9.67%   17.62%   (9.66)%    10.31%    (4.57)%  38.75%   (1.56)%    23.59%    11.25%      (20.71)%


                                    YEARS ENDED            SEPTEMBER 1(A) TO
                                   DECEMBER 31,               DECEMBER 31,
GROWTH INVESTORS        ------------------------------------------------------
FUND                          1996              1995              1994
----                          ----              ----              ----
Gross return...........      12.61%            26.37%           (3.16)%
Net return.............      10.58%            24.12%           (3.31)%

----------

(a) Date as of which net premiums under the policies were first allocated to the Fund. The gross return and the net return for the periods indicated are not annual rates of return.

+   Formerly known as Equitable  Variable Life Insurance Company Separate
    Account FP.

                                     FSA-21

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholder of The Equitable Life Assurance Society of the United States

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of shareholder's equity and of cash flows present fairly, in all material respects, the financial position of The Equitable Life Assurance Society of the United States and its subsidiaries ("Equitable Life") at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 2 to the consolidated financial statements, Equitable Life changed its methods of accounting for long-duration participating life insurance contracts and long-lived assets in 1996, for loan impairments in 1995 and for postemployment benefits in 1994.


Price Waterhouse LLP
New York, New York
February 10, 1997
                                      F-1

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1996 AND 1995

                                                                        1996                 1995
                                                                  -----------------    -----------------
                                                                              (IN MILLIONS)
ASSETS
Investments:
  Fixed maturities:
    Available for sale, at estimated fair value.................   $    18,077.0        $    15,899.9
  Mortgage loans on real estate.................................         3,133.0              3,638.3
  Equity real estate............................................         3,297.5              3,916.2
  Policy loans..................................................         2,196.1              1,976.4
  Investment in and loans to affiliates.........................           685.0                636.6
  Other equity investments......................................           597.3                621.1
  Other invested assets.........................................           288.7                706.1
                                                                  -----------------    -----------------
      Total investments.........................................        28,274.6             27,394.6
Cash and cash equivalents.......................................           538.8                774.7
Deferred policy acquisition costs...............................         3,104.9              3,075.8
Amounts due from discontinued GIC Segment.......................           996.2              2,097.1
Other assets....................................................         2,552.2              2,718.1
Closed Block assets.............................................         8,495.0              8,582.1
Separate Accounts assets........................................        29,646.1             24,566.6
                                                                  -----------------    -----------------
TOTAL ASSETS....................................................   $    73,607.8        $    69,209.0
                                                                  =================    =================

LIABILITIES
Policyholders' account balances.................................   $    21,865.6        $    21,911.2
Future policy benefits and other policyholders' liabilities.....         4,416.6              4,007.3
Short-term and long-term debt...................................         1,766.9              1,899.3
Other liabilities...............................................         2,785.1              3,380.7
Closed Block liabilities........................................         9,091.3              9,221.4
Separate Accounts liabilities...................................        29,598.3             24,531.0
                                                                  -----------------    -----------------
      Total liabilities.........................................        69,523.8             64,950.9
                                                                  -----------------    -----------------

Commitments and contingencies (Notes 10, 12, 13, 14 and 15)

SHAREHOLDER'S EQUITY
Common stock, $1.25 par value 2.0 million shares
  authorized, issued and outstanding............................             2.5                  2.5
Capital in excess of par value..................................         3,105.8              3,105.8
Retained earnings...............................................           798.7                788.4
Net unrealized investment gains.................................           189.9                396.5
Minimum pension liability.......................................           (12.9)               (35.1)
                                                                  -----------------    -----------------
      Total shareholder's equity................................         4,084.0              4,258.1
                                                                  -----------------    -----------------

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY......................   $    73,607.8        $    69,209.0
                                                                  =================    =================

                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                       CONSOLIDATED STATEMENTS OF EARNINGS
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                                1996               1995               1994
                                                          -----------------  -----------------  -----------------
                                                                              (IN MILLIONS)
REVENUES
Universal life and investment-type product policy fee
  income................................................   $      874.0       $       788.2      $       715.0
Premiums................................................          597.6               606.8              625.6
Net investment income...................................        2,175.9             2,088.2            1,998.6
Investment (losses) gains, net..........................           (9.8)                5.3               91.8
Commissions, fees and other income......................        1,081.8               897.1              847.4
Contribution from the Closed Block......................          125.0               143.2              137.0
                                                          -----------------  -----------------  -----------------

      Total revenues....................................        4,844.5             4,528.8            4,415.4
                                                          -----------------  -----------------  -----------------

BENEFITS AND OTHER DEDUCTIONS
Interest credited to policyholders' account balances....        1,270.2             1,248.3            1,201.3
Policyholders' benefits.................................        1,317.7             1,008.6              914.9
Other operating costs and expenses......................        2,048.0             1,775.8            1,857.7
                                                          -----------------  -----------------  -----------------

      Total benefits and other deductions...............        4,635.9             4,032.7            3,973.9
                                                          -----------------  -----------------  -----------------

Earnings from continuing operations before Federal
  income taxes, minority interest and cumulative
  effect of accounting change...........................          208.6               496.1              441.5
Federal income taxes....................................            9.7               120.5              100.2
Minority interest in net income of consolidated
  subsidiaries..........................................           81.7                62.8               50.4
                                                          -----------------  -----------------  -----------------
Earnings from continuing operations before
  cumulative effect of accounting change................          117.2               312.8              290.9
Discontinued operations, net of Federal income taxes....          (83.8)                -                  -
Cumulative effect of accounting change, net of Federal
  income taxes..........................................          (23.1)                -                (27.1)
                                                          -----------------  -----------------  -----------------

Net Earnings............................................   $       10.3       $       312.8      $       263.8
                                                          =================  =================  =================


                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                                      1996               1995               1994
                                                                -----------------  -----------------  -----------------
                                                                                    (IN MILLIONS)

Common stock, at par value, beginning and end of year.........   $        2.5       $         2.5      $         2.5
                                                                -----------------  -----------------  -----------------

Capital in excess of par value, beginning of year as
  previously reported.........................................        2,913.6             2,913.6            2,613.6
Cumulative effect on prior years of retroactive restatement
  for accounting change.......................................          192.2               192.2              192.2
                                                                -----------------  -----------------  -----------------
Capital in excess of par value, beginning of year as restated.        3,105.8             3,105.8            2,805.8
Additional capital in excess of par value.....................            -                   -                300.0
                                                                -----------------  -----------------  -----------------
Capital in excess of par value, end of year...................        3,105.8             3,105.8            3,105.8
                                                                -----------------  -----------------  -----------------

Retained earnings, beginning of year as previously reported...          781.6               484.0              217.6
Cumulative effect on prior years of retroactive restatement
  for accounting change.......................................            6.8                (8.4)              (5.8)
                                                                -----------------  -----------------  -----------------
Retained earnings, beginning of year as restated..............          788.4               475.6              211.8
Net earnings..................................................           10.3               312.8              263.8
                                                                -----------------  -----------------  -----------------
Retained earnings, end of year................................          798.7               788.4              475.6
                                                                -----------------  -----------------  -----------------

Net unrealized investment gains (losses), beginning of year
  as previously reported......................................          338.2              (203.0)             131.9
Cumulative effect on prior years of retroactive restatement
  for accounting change.......................................           58.3               (17.5)              12.7
                                                                -----------------  -----------------  -----------------
Net unrealized investment gains (losses), beginning of
  year as restated............................................          396.5              (220.5)             144.6
Change in unrealized investment (losses) gains................         (206.6)              617.0             (365.1)
                                                                -----------------  -----------------  -----------------
Net unrealized investment gains (losses), end of year.........          189.9               396.5             (220.5)
                                                                -----------------  -----------------  -----------------

Minimum pension liability, beginning of year..................          (35.1)               (2.7)             (15.0)
Change in minimum pension liability...........................           22.2               (32.4)              12.3
                                                                -----------------  -----------------  -----------------
Minimum pension liability, end of year........................          (12.9)              (35.1)              (2.7)
                                                                -----------------  -----------------  -----------------

TOTAL SHAREHOLDER'S EQUITY, END OF YEAR.......................   $    4,084.0       $     4,258.1      $     3,360.7
                                                                =================  =================  =================


                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                                      1996               1995               1994
                                                                -----------------  -----------------  -----------------
                                                                                    (IN MILLIONS)

Net earnings..................................................   $       10.3       $       312.8      $       263.8
Adjustments to reconcile net earnings to net cash
  provided by operating activities:
  Interest credited to policyholders' account balances........        1,270.2             1,248.3            1,201.3
  Universal life and investment-type policy fee income........         (874.0)             (788.2)            (715.0)
  Investment losses (gains)...................................            9.8                (5.3)             (91.8)
  Change in Federal income taxes payable......................         (197.1)              221.6               38.3
  Other, net..................................................          364.4               127.3              (19.4)
                                                                -----------------  -----------------  -----------------

Net cash provided by operating activities.....................          583.6             1,116.5              677.2
                                                                -----------------  -----------------  -----------------

Cash flows from investing activities:
  Maturities and repayments...................................        2,275.1             1,897.4            2,323.8
  Sales.......................................................        8,964.3             8,867.1            5,816.6
  Return of capital from joint ventures and limited
    partnerships..............................................           78.4                65.2               39.0
  Purchases...................................................      (12,559.6)          (11,675.5)          (7,564.7)
  Decrease (increase) in loans to discontinued GIC Segment....        1,017.0             1,226.9              (40.0)
  Other, net..................................................           56.7              (624.7)            (478.1)
                                                                -----------------  -----------------  -----------------

Net cash (used) provided by investing activities..............         (168.1)             (243.6)              96.6
                                                                -----------------  -----------------  -----------------

Cash flows from financing activities:
  Policyholders' account balances:
    Deposits..................................................        1,925.4             2,586.5            2,082.5
    Withdrawals...............................................       (2,385.2)           (2,657.1)          (2,864.4)
  Net decrease in short-term financings.......................            (.3)              (16.4)            (173.0)
  Additions to long-term debt.................................            -                 599.7               51.8
  Repayments of long-term debt................................         (124.8)              (40.7)            (199.8)
  Proceeds from issuance of Alliance units....................            -                   -                100.0
  Payment of obligation to fund accumulated deficit of
    discontinued GIC Segment..................................            -              (1,215.4)               -
  Capital contribution from the Holding Company...............            -                   -                300.0
  Other, net..................................................          (66.5)              (48.4)              26.5
                                                                -----------------  -----------------  -----------------

Net cash (used) by financing activities.......................         (651.4)             (791.8)            (676.4)
                                                                -----------------  -----------------  -----------------

Change in cash and cash equivalents...........................         (235.9)               81.1               97.4
Cash and cash equivalents, beginning of year..................          774.7               693.6              596.2
                                                                -----------------  -----------------  -----------------

Cash and Cash Equivalents, End of Year........................   $      538.8       $       774.7      $       693.6
                                                                =================  =================  =================

Supplemental cash flow information
  Interest Paid...............................................   $      109.9       $        89.6      $        34.9
                                                                =================  =================  =================
  Income Taxes (Refunded) Paid................................   $      (10.0)      $       (82.7)     $        49.2
                                                                =================  =================  =================


                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


 1)     ORGANIZATION

        The Equitable Life Assurance Society of the United States ("Equitable Life") converted to a stock life insurance company on July 22, 1992 and became a wholly owned subsidiary of The Equitable Companies Incorporated (the "Holding Company"). Equitable Life's insurance business is conducted principally by Equitable Life and its wholly owned life insurance subsidiary, Equitable Variable Life Insurance Company ("EVLICO"). Effective January 1, 1997, EVLICO was merged into Equitable Life, which will continue to conduct the Company's insurance business. Equitable Life's investment management business, which comprises the Investment Services segment, is conducted principally by Alliance Capital Management L.P. ("Alliance"), Equitable Real Estate Investment Management, Inc. ("EREIM") and Donaldson, Lufkin & Jenrette, Inc. ("DLJ"), an investment banking and brokerage affiliate. AXA-UAP ("AXA"), a French holding company for an international group of insurance and related financial services companies, is the Holding Company's largest shareholder, owning approximately 60.8% at December 31, 1996 (63.6% assuming conversion of Series E Convertible Preferred Stock held by AXA and 54.4% if all securities convertible into, and options on, common stock were to be converted or exercised).

 2)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Presentation and Principles of Consolidation
        -----------------------------------------------------

        The accompanying consolidated financial statements are prepared in conformity with generally accepted accounting principles ("GAAP").

        The accompanying consolidated financial statements include the accounts of Equitable Life and its wholly owned life insurance subsidiaries (collectively, the "Insurance Group"); non-insurance subsidiaries, principally Alliance, an investment advisory subsidiary, and EREIM, a real estate investment management subsidiary; and those partnerships and joint ventures in which Equitable Life or its subsidiaries has control and a majority economic interest (collectively, including its consolidated subsidiaries, the "Company"). The Company's investment in DLJ is reported on the equity basis of accounting. Closed Block assets and liabilities and results of operations are presented in the consolidated financial statements as single line items (see Note 6). Unless specifically stated, all disclosures contained herein supporting the consolidated financial statements exclude the Closed Block related amounts.

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        All significant intercompany transactions and balances have been eliminated in consolidation other than intercompany transactions and balances with the Closed Block and the discontinued Guaranteed Interest Contract ("GIC") Segment (see Note 7).

        The years "1996," "1995" and "1994" refer to the years ended December 31, 1996, 1995 and 1994, respectively.

        Certain reclassifications have been made in the amounts presented for prior periods to conform these periods with the 1996 presentation.

        Closed Block
        ------------

        As of July 22, 1992, Equitable Life established the Closed Block for the benefit of certain classes of individual participating policies for which Equitable Life had a dividend scale payable in 1991 and which were in force on that date. Assets were allocated to the Closed Block in an amount which, together with anticipated revenues from policies included in the Closed Block, was reasonably expected to be sufficient to support such business, including provision for payment of claims, certain expenses and taxes, and for continuation of dividend scales payable in 1991, assuming the experience underlying such scales continues.

        Assets allocated to the Closed Block inure solely to the benefit of the holders of policies included in the Closed Block and will not revert to the benefit of the Holding Company. The plan of demutualization prohibits the reallocation, transfer, borrowing or lending of assets between the Closed Block and other portions of Equitable Life's General Account, any of its Separate Accounts or to any affiliate of Equitable Life without the approval of the New York Superintendent of Insurance (the "Superintendent"). Closed Block assets and liabilities are carried on the same basis as similar assets and liabilities held in the General Account. The excess of Closed Block liabilities over Closed Block assets represents the expected future post-tax contribution from the Closed Block which would be recognized in income over the period the policies and contracts in the Closed Block remain in force.

        Discontinued Operations
        -----------------------

        In 1991, the Company's management adopted a plan to discontinue the business operations of the GIC Segment, consisting of the Group Non-Participating Wind-Up Annuities ("Wind-Up Annuities") and Guaranteed Interest Contract ("GIC") lines of business. The Company established a pre-tax provision for the estimated future losses of the GIC line of business and a premium deficiency reserve for the Wind-Up Annuities. Subsequent losses incurred have been charged to the two loss provisions. Management reviews the adequacy of the allowance and reserve each quarter. During the fourth quarter 1996 review, management determined it was necessary to increase the allowance for expected future losses of the GIC Segment. Management believes the loss provisions for GIC contracts and Wind-Up Annuities at December 31, 1996 are adequate to provide for all future losses; however, the determination of loss provisions continues to involve numerous estimates and subjective judgments regarding the expected performance of discontinued operations investment assets. There can be no assurance the losses provided for will not differ from the losses ultimately realized (See Note 7).

        Accounting Changes
        ------------------

        In 1996, the Company changed its method of accounting for long-duration participating life insurance contracts, primarily within the Closed Block, in accordance with the provisions prescribed by Statement of
        Financial Accounting Standards ("SFAS") No. 120, "Accounting and Reporting by Mutual Life Insurance Enterprises and by Insurance Enterprises for Certain Long-Duration Participating Contracts". The effect of this change, including the impact on the Closed Block, was to increase earnings from continuing operations before cumulative effect of accounting change by $19.2 million, net of Federal income taxes of $10.3 million for 1996. The financial statements for 1995 and 1994 have been retroactively restated for the change which resulted in an increase (decrease) in earnings before cumulative effect of accounting change of $15.2 million, net of Federal income taxes of $8.2 million, and $(2.6) million, net of Federal income tax benefit of $1.0 million, respectively. Shareholder's equity increased $199.1 million as of January 1, 1994 for the effect of retroactive application of the new method. (See "Deferred Policy Acquisition Costs," "Policyholders' Account Balances and Future Policy Benefits" and Note 6.)

        The Company implemented SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," as of January 1, 1996. The statement requires long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate the carrying value of such assets may not be recoverable. Effective with SFAS No. 121's adoption, impaired real estate is written down to fair value with the impairment loss being included in investment gains (losses), net. Before implementing SFAS No. 121, valuation allowances on real estate held for the production of income were computed using the forecasted cash flows of the respective properties discounted at a rate equal to the Company's cost of funds. The adoption of the statement resulted in the release of valuation allowances of $152.4 million and recognition of impairment losses of $144.0 million on real estate held and used. Real estate which management has committed to disposing of by sale or abandonment is classified as real estate to be disposed of. Valuation allowances on real estate to be disposed of continue to be computed using the lower of estimated fair value or depreciated cost, net of disposition costs. Implementation of the SFAS No. 121 impairment requirements relative to other assets to be disposed of resulted in a charge for the cumulative effect of an accounting change of $23.1 million, net of a Federal income tax benefit of $12.4 million, due to the writedown to fair value of building improvements relating to facilities being vacated beginning in 1996.

        In the  first  quarter  of 1995,  the  Company  adopted  SFAS  No.  114,
        "Accounting by Creditors for Impairment of a Loan". This statement applies to all loans, including loans restructured in a troubled debt restructuring involving a modification of terms. This statement addresses the accounting for impairment of a loan by specifying how allowances for credit losses should be determined. Impaired loans within the scope of this statement are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The Company provides for impairment of loans through an allowance for possible losses. The adoption of this statement did not have a material effect on the level of these allowances or on the Company's consolidated statements of earnings and shareholder's equity.

        Beginning coincident with issuance of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," implementation guidance in November 1995, the Financial Accounting Standards Board ("FASB") permitted companies a one-time opportunity, through December 31, 1995, to reassess the appropriateness of the classification of all securities held at that time. On December 1, 1995, the Company transferred $4,794.9 million of securities classified as held to maturity to the available for sale portfolio. As a result, consolidated shareholder's equity increased by $149.4 million, net of deferred policy acquisition costs ("DAC"), amounts attributable to participating group annuity contracts and deferred Federal income taxes.

        In the fourth quarter of 1994 (effective as of January 1, 1994), the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits," which required employers to recognize the obligation to provide postemployment benefits. Implementation of this statement resulted in a charge for the cumulative effect of accounting change of $27.1 million, net of a Federal income tax benefit of $14.6 million.

        New Accounting Pronouncements
        -----------------------------

        The FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant or, alternatively, to continue to apply the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Companies which elect to continue to apply APB Opinion No. 25 must provide pro forma net income disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company accounts for stock option plans sponsored by the Holding Company, DLJ and Alliance in accordance with the provisions of APB Opinion No. 25 (see Note 21).

        In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". SFAS No. 125 specifies the accounting and reporting requirements for transfers of financial assets, the recognition and measurement of servicing assets and liabilities and extinguishments of liabilities. SFAS No. 125 is effective for transactions occurring after December 31, 1996 and is to be applied prospectively. In December 1996, the FASB issued SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125," which defers for one year the effective date of provisions relating to secured borrowings and collateral and transfers of financial assets that are part of repurchase agreements, dollar-roll, securities lending and similar transactions. Management has not yet determined the effect of implementing SFAS No. 125.

        Valuation of Investments
        ------------------------

        Fixed maturities identified as available for sale are reported at estimated fair value. The amortized cost of fixed maturities is adjusted for impairments in value deemed to be other than temporary.

        Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and valuation allowances. Effective with the adoption of SFAS No. 114 on January 1, 1995, the valuation allowances are based on the present value of expected future cash flows discounted at the loan's original effective interest rate or the collateral value if the loan is collateral dependent. However, if foreclosure is or becomes probable, the measurement method used is collateral value. Prior to the adoption of SFAS No. 114, the valuation allowances were based on losses expected by management to be realized on transfers of mortgage loans to real estate (upon foreclosure or in-substance foreclosure), on the disposition or settlement of mortgage loans and on mortgage loans management believed may not be collectible in full. In establishing valuation allowances, management previously considered, among other things the estimated fair value of the underlying collateral.

        Real estate, including real estate acquired in satisfaction of debt, is stated at depreciated cost less valuation allowances. At the date of foreclosure (including in-substance foreclosure), real estate acquired in satisfaction of debt is valued at estimated fair value. Impaired real estate is written down to fair value with the impairment loss being included in investment gains (losses) net. Valuation allowances on real estate available for sale are computed using the lower of current estimated fair value or depreciated cost, net of disposition costs. Prior to the adoption of SFAS No. 121, valuation allowances on real estate held for the production of income were computed using the forecasted cash flows of the respective properties discounted at a rate equal to the Company's cost of funds.

        Policy loans are stated at unpaid principal balances.

        Partnerships and joint venture interests in which the Company does not have control and a majority economic interest are reported on the equity basis of accounting and are included either with equity real estate or other equity investments, as appropriate.

        Common stocks are carried at estimated fair value and are included in other equity investments.

        Short-term investments are stated at amortized cost which approximates fair value and are included with other invested assets.

        Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

        All securities are recorded in the consolidated financial statements on a trade date basis.

        Investment Results and Unrealized Investment Gains (Losses)
        -----------------------------------------------------------

        Net investment income and realized investment gains and losses (collectively, "investment results") related to certain participating group annuity contracts which are passed through to the contractholders are reflected as interest credited to policyholders' account balances.

        Realized investment gains and losses are determined by specific identification and are presented as a component of revenue. Valuation allowances are netted against the asset categories to which they apply and changes in the valuation allowances are included in investment gains or losses.

        Unrealized investment gains and losses on fixed maturities available for sale and equity securities held by the Company are accounted for as a separate component of shareholder's equity, net of related deferred Federal income taxes, amounts attributable to the discontinued GIC Segment, participating group annuity contracts, and DAC related to universal life and investment-type products and participating traditional life contracts.

        Recognition of Insurance Income and Related Expenses
        ----------------------------------------------------

        Premiums from universal life and investment-type contracts are reported as deposits to policyholders' account balances. Revenues from these contracts consist of amounts assessed during the period against policyholders' account balances for mortality charges, policy administration charges and surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policyholders' account balances.

        Premiums from participating and non-participating traditional life and annuity policies with life contingencies generally are recognized as income when due. Benefits and expenses are matched with such income so as to result in the recognition of profits over the life of the contracts. This match is accomplished by means of the provision for liabilities for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

        For contracts with a single premium or a limited number of premium payments due over a significantly shorter period than the total period over which benefits are provided, premiums are recorded as income when due with any excess profit deferred and recognized in income in a constant relationship to insurance in force or, for annuities, the amount of expected future benefit payments.

        Premiums from individual health contracts are recognized as income over the period to which the premiums relate in proportion to the amount of insurance protection provided.

        Deferred Policy Acquisition Costs
        ---------------------------------

        The costs of acquiring new business, principally commissions, underwriting, agency and policy issue expenses, all of which vary with and are primarily related to the production of new business, are deferred. DAC is subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period.

        For universal life products and investment-type products, DAC is amortized over the expected total life of the contract group (periods ranging from 15 to 35 years and 5 to 17 years, respectively) as a constant percentage of estimated gross profits arising principally from investment results, mortality and expense margins and surrender charges based on historical and anticipated future experience, updated at the end of each accounting period. The effect on the amortization of DAC of revisions to estimated gross profits is reflected in earnings in the period such estimated gross profits are revised. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to unrealized gains (losses) in consolidated shareholder's equity as of the balance sheet date.

        For participating traditional life policies (substantially all of which are in the Closed Block), DAC is amortized over the expected total life of the contract group (40 years) as a constant percentage based on the present value of the estimated gross margin amounts expected to be realized over the life of the contracts using the expected investment yield. At December 31, 1996, the expected investment yield ranged from 7.30% grading to 7.68% over 13 years. Estimated gross margin includes anticipated premiums and investment results less claims and administrative expenses, changes in the net level premium reserve and expected annual policyholder dividends. Deviations of actual results from estimated experience are reflected in earnings in the period such deviations occur. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to unrealized gains (losses) in consolidated shareholder's equity as of the balance sheet date.

        For non-participating traditional life and annuity policies with life contingencies, DAC is amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are estimated at the date of policy issue and are consistently applied during the life of the contracts. Deviations from estimated experience are reflected in earnings in the period such deviations occur. For these contracts, the amortization periods generally are for the total life of the policy.

        For individual health benefit insurance, DAC is amortized over the expected average life of the contracts (10 years for major medical policies and 20 years for disability income ("DI") products) in proportion to anticipated premium revenue at time of issue. In the fourth quarter of 1996, the DAC related to DI contracts issued prior to July 1993 was written off.

        Policyholders' Account Balances and Future Policy Benefits
        ----------------------------------------------------------

        Policyholders' account balances for universal life and investment-type contracts are equal to the policy account values. The policy account values represent an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals.

        For participating traditional life policies, future policy benefit liabilities are calculated using a net level premium method on the basis of actuarial assumptions equal to guaranteed mortality and dividend fund interest rates. The liability for annual dividends represents the accrual of annual dividends earned. Terminal dividends are accrued in proportion to gross margins over the life of the contract.

        For non-participating traditional life insurance policies, future policy benefit liabilities are estimated using a net level premium method on the basis of actuarial assumptions as to mortality, persistency and interest established at policy issue. Assumptions established at policy issue as to mortality and persistency are based on the Insurance Group's experience which, together with interest and expense assumptions, include a margin for adverse deviation. When the liabilities for future policy benefits plus the present value of expected future gross premiums for a product are insufficient to provide for expected future policy benefits and expenses for that product, DAC is written off and thereafter, if required, a premium deficiency reserve is established by a charge to earnings. Benefit liabilities for traditional annuities during the accumulation period are equal to accumulated contractholders' fund balances and after annuitization are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 2.25% to 11.5% for life insurance liabilities and from 2.25% to 13.5% for annuity liabilities.

        During the fourth quarter of 1996, a loss recognition study on participating group annuity contracts and conversion annuities ("Pension Par") was completed which included management's revised estimate of assumptions, including expected mortality and future investment returns. The study's results prompted management to establish a premium deficiency reserve which decreased earnings from continuing operations and net earnings by $47.5 million ($73.0 million pre-tax).

        Individual health benefit liabilities for active lives are estimated using the net level premium method, and assumptions as to future morbidity, withdrawals and interest. Benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest.

        During  the  fourth  quarter  of  1996,  the  Company  completed  a loss recognition study of the DI business which incorporated management's revised estimates of future experience with regard to morbidity, investment returns, claims and administration expenses and other factors. The study indicated DAC was not recoverable and the reserves were not sufficient. Earnings from continuing operations and net earnings decreased by $208.0 million ($320.0 million pre-tax) as a result of strengthening DI reserves by $175.0 million and writing off unamortized DAC of $145.0 million. The determination of DI reserves requires making assumptions and estimates relating to a variety of factors, including morbidity and interest rates, claims experience and lapse rates based on then known facts and circumstances. Such factors as claim incidence and termination rates can be affected by changes in the economic, legal and regulatory environments and work ethic. While management believes its DI reserves have been calculated on a reasonable basis and are adequate, there can be no assurance reserves will be sufficient to provide for future liabilities.

        Claim reserves and associated liabilities for individual disability income and major medical policies were $711.8 million and $639.6 million at December 31, 1996 and 1995, respectively (excluding $175.0 million of reserve strengthening in 1996). Incurred benefits (benefits paid plus changes in claim reserves) and benefits paid for individual DI and major medical policies (excluding $175.0 million of reserve strengthening in 1996) are summarized as follows:

                                                                  1996               1995                1994
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Incurred benefits related to current year..........  $       189.0       $      176.0       $      188.6
        Incurred benefits related to prior years...........           69.1               67.8               28.7
                                                            -----------------   ----------------   -----------------
        Total Incurred Benefits............................  $       258.1       $      243.8       $      217.3
                                                            =================   ================   =================
        Benefits paid related to current year..............  $        32.6       $       37.0       $       43.7
        Benefits paid related to prior years...............          153.3              137.8              132.3
                                                            -----------------   ----------------   -----------------
        Total Benefits Paid................................  $       185.9       $      174.8       $      176.0
                                                            =================   ================   =================

        Policyholders' Dividends
        ------------------------

        The amount of policyholders' dividends to be paid (including those on policies included in the Closed Block) is determined annually by
        Equitable   Life's  Board  of  Directors.   The   aggregate   amount  of
        policyholders' dividends is related to actual interest, mortality, morbidity and expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by Equitable Life.

        Equitable Life is subject to limitations on the amount of statutory profits which can be retained with respect to certain classes of individual participating policies that were in force on July 22, 1992 which are not included in the Closed Block and with respect to participating policies issued subsequent to July 22, 1992. Excess statutory profits, if any, will be distributed over time to such policyholders and will not be available to Equitable Life's shareholder. Earnings in excess of limitations, if any, would be accrued as policyholders' dividends.

        At December 31, 1996, participating policies, including those in the Closed Block, represent approximately 24.2% ($52.3 billion) of directly written life insurance in force, net of amounts ceded.

        Federal Income Taxes
        --------------------

        The Company files a consolidated Federal income tax return with the Holding Company and its non-life insurance subsidiaries. Current Federal income taxes were charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities were recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

        Separate Accounts
        -----------------

        Separate Accounts are established in conformity with the New York State Insurance Law and generally are not chargeable with liabilities that arise from any other business of the Insurance Group. Separate Accounts assets are subject to General Account claims only to the extent the value of such assets exceeds the Separate Accounts liabilities.

        Assets and liabilities of the Separate Accounts, representing net deposits and accumulated net investment earnings less fees, held primarily for the benefit of contractholders, and for which the Insurance Group does not bear the investment risk, are shown as separate captions in the consolidated balance sheets. The Insurance Group bears the investment risk on assets held in one Separate Account, therefore, such assets are carried on the same basis as similar assets held in the General Account portfolio. Assets held in the other Separate Accounts are carried at quoted market values or, where quoted values are not available, at estimated fair values as determined by the Insurance Group.

        The investment results of Separate Accounts on which the Insurance Group does not bear the investment risk are reflected directly in Separate Accounts liabilities. For 1996, 1995 and 1994, investment results of such Separate Accounts were $2,970.6 million, $1,963.2 million and $665.2 million, respectively.

        Deposits to Separate Accounts are reported as increases in Separate Accounts liabilities and are not reported in revenues. Mortality, policy administration and surrender charges on all Separate Accounts are included in revenues.

 3)     INVESTMENTS

        The following tables provide additional information relating to fixed maturities and equity securities:

                                                                        GROSS               GROSS
                                                   AMORTIZED          UNREALIZED         UNREALIZED         ESTIMATED
                                                      COST              GAINS              LOSSES           FAIR VALUE
                                                -----------------  -----------------   ----------------   ---------------
                                                                             (IN MILLIONS)
        DECEMBER 31, 1996
        -----------------
        Fixed Maturities:
          Available for Sale:
            Corporate..........................  $    13,645.2      $       451.5       $      121.0       $   13,975.7
            Mortgage-backed....................        2,015.9               11.2               20.3            2,006.8
            U.S. Treasury securities and
              U.S. government and
              agency securities................        1,539.4               39.2               19.3            1,559.3
            States and political subdivisions..           77.0                4.5                -                 81.5
            Foreign governments................          302.6               18.0                2.2              318.4
            Redeemable preferred stock.........          139.1                3.3                7.1              135.3
                                                -----------------  -----------------   ----------------   ---------------
        Total Available for Sale...............  $    17,719.2      $       527.7       $      169.9       $   18,077.0
                                                =================  =================   ================   ===============
        Equity Securities:
          Common stock.........................  $        98.7      $        49.3       $       17.7       $      130.3
                                                =================  =================   ================   ===============

        December 31, 1995
        -----------------
        Fixed Maturities:
          Available for Sale:
            Corporate..........................  $    10,910.7      $       617.6       $      118.1       $   11,410.2
            Mortgage-backed....................        1,838.0               31.2                1.2            1,868.0
            U.S. Treasury securities and
              U.S. government and
              agency securities................        2,257.0               77.8                4.1            2,330.7
            States and political subdivisions..           45.7                5.2                -                 50.9
            Foreign governments................          124.5               11.0                 .2              135.3
            Redeemable preferred stock.........          108.1                5.3                8.6              104.8
                                                -----------------  -----------------   ----------------   ---------------
        Total Available for Sale...............  $    15,284.0      $       748.1       $      132.2       $   15,899.9
                                                =================  =================   ================   ===============
        Equity Securities:
          Common stock.........................  $        97.3      $        49.1       $       18.0       $      128.4
                                                =================  =================   ================   ===============

        For publicly traded fixed maturities and equity securities, estimated fair value is determined using quoted market prices. For fixed maturities without a readily ascertainable market value, the Company has determined an estimated fair value using a discounted cash flow approach, including provisions for credit risk, generally based upon the assumption such securities will be held to maturity. Estimated fair value for equity securities, substantially all of which do not have a readily ascertainable market value, has been determined by the Company. Such estimated fair values do not necessarily represent the values for which these securities could have been sold at the dates of the consolidated balance sheets. At December 31, 1996 and 1995, securities without a readily ascertainable market value having an amortized cost of $3,915.7 million and $3,748.9 million, respectively, had estimated fair values of $4,024.6 million and $3,981.8 million, respectively.

        The contractual maturity of bonds at December 31, 1996 is shown below:

                                                   AVAILABLE FOR SALE
                                           ------------------------------------
                                              AMORTIZED          ESTIMATED
                                                COST             FAIR VALUE
                                           ----------------   -----------------
                                                      (IN MILLIONS)

        Due in one year or less...........  $      539.6       $      542.5
        Due in years two through five.....       2,776.2            2,804.0
        Due in years six through ten......       6,044.7            6,158.1
        Due after ten years...............       6,203.7            6,430.3
        Mortgage-backed securities........       2,015.9            2,006.8
                                           ----------------   -----------------
        Total.............................  $   17,580.1       $   17,941.7
                                           ================   =================

        Bonds not due at a single maturity date have been included in the above table in the year of final maturity. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

        The Insurance Group's fixed maturity investment portfolio includes corporate high yield securities consisting of public high yield bonds, redeemable preferred stocks and directly negotiated debt in leveraged buyout transactions. The Insurance Group seeks to minimize the higher than normal credit risks associated with such securities by monitoring the total investments in any single issuer or total investment in a particular industry group. Certain of these corporate high yield securities are classified as other than investment grade by the various rating agencies, i.e., a rating below Baa or National Association of Insurance Commissioners ("NAIC") designation of 3 (medium grade), 4 or 5 (below investment grade) or 6 (in or near default). At December 31, 1996, approximately 14.20% of the $17,563.7 million aggregate amortized cost of bonds held by the Insurance Group were considered to be other than investment grade.

        In addition to its holdings of corporate high yield securities, the Insurance Group is an equity investor in limited partnership interests which primarily invest in securities considered to be other than investment grade.

        The Company has restructured or modified the terms of certain fixed maturity investments. The fixed maturity portfolio includes amortized costs of $5.5 million and $15.9 million at December 31, 1996 and 1995, respectively, of such restructured securities. These amounts include fixed maturities which are in default as to principal and/or interest payments, are to be restructured pursuant to commenced negotiations or where the borrowers went into bankruptcy subsequent to acquisition (collectively, "problem fixed maturities") of $2.2 million and $1.6 million as of December 31, 1996 and 1995, respectively. Gross interest income that would have been recorded in accordance with the original terms of restructured fixed maturities amounted to $1.4 million, $3.0 million and $7.5 million in 1996, 1995 and 1994, respectively. Gross interest income on these fixed maturities included in net investment income aggregated $1.3 million, $2.9 million and $6.8 million in 1996, 1995 and 1994, respectively.

        Investment valuation allowances and changes thereto are shown below:

                                                                  1996               1995                1994
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Balances, beginning of year........................  $       325.3       $      284.9       $      355.6
        SFAS No. 121 release...............................         (152.4)               -                  -
        Additions charged to income........................          125.0              136.0               51.0
        Deductions for writedowns and
          asset dispositions...............................         (160.8)             (95.6)            (121.7)
                                                            -----------------   ----------------   -----------------
        Balances, End of Year..............................  $       137.1       $      325.3       $      284.9
                                                            =================   ================   =================
        Balances, end of year comprise:
          Mortgage loans on real estate....................  $        50.4       $       65.5       $       64.2
          Equity real estate...............................           86.7              259.8              220.7
                                                            -----------------   ----------------   -----------------
        Total..............................................  $       137.1       $      325.3       $      284.9
                                                            =================   ================   =================

        At December 31, 1996, the carrying values of investments held for the production of income which were non-income producing for the twelve months preceding the consolidated balance sheet date were $25.0 million of fixed maturities and $2.6 million of mortgage loans on real estate.

        At December 31, 1996 and 1995, mortgage loans on real estate with scheduled payments 60 days (90 days for agricultural mortgages) or more past due or in foreclosure (collectively, "problem mortgage loans on real estate") had an amortized cost of $12.4 million (0.4% of total mortgage loans on real estate) and $87.7 million (2.4% of total mortgage loans on real estate), respectively.

        The payment terms of mortgage loans on real estate may from time to time be restructured or modified. The investment in restructured mortgage loans on real estate, based on amortized cost, amounted to $388.3 million and $531.5 million at December 31, 1996 and 1995, respectively. These amounts include $1.0 million and $3.8 million of problem mortgage loans on real estate at December 31, 1996 and 1995, respectively. Gross interest income on restructured mortgage loans on real estate that would have been recorded in accordance with the original terms of such loans amounted to $35.5 million, $52.1 million and $44.9 million in 1996, 1995 and 1994, respectively. Gross interest income on these loans included in net investment income aggregated $28.2 million, $37.4 million and $32.8 million in 1996, 1995 and 1994, respectively.

        Impaired mortgage loans (as defined under SFAS No. 114) along with the related provision for losses were as follows:

                                                                                         DECEMBER 31,
                                                                            ----------------------------------------
                                                                                   1996                 1995
                                                                            -------------------  -------------------
                                                                                         (IN MILLIONS)

        Impaired mortgage loans with provision for losses..................  $        340.0       $        310.1
        Impaired mortgage loans with no provision for losses...............           122.3                160.8
                                                                            -------------------  -------------------
        Recorded investment in impaired mortgage loans.....................           462.3                470.9
        Provision for losses...............................................            46.4                 62.7
                                                                            -------------------  -------------------
        Net Impaired Mortgage Loans........................................  $        415.9       $        408.2
                                                                            ===================  ===================

        Impaired mortgage loans with no provision for losses are loans where the fair value of the collateral or the net present value of the expected future cash flows related to the loan equals or exceeds the recorded investment. Interest income earned on loans where the collateral value is used to measure impairment is recorded on a cash basis. Interest income on loans where the present value method is used to measure impairment is accrued on the net carrying value amount of the loan at the interest rate used to discount the cash flows. Changes in the present value attributable to changes in the amount or timing of expected cash flows are reported as investment gains or losses.

        During 1996 and 1995, respectively, the Company's average recorded investment in impaired mortgage loans was $552.1 million and $429.0 million. Interest income recognized on these impaired mortgage loans totaled $38.8 million and $27.9 million for 1996 and 1995, respectively, including $17.9 million and $13.4 million recognized on a cash basis.

        The Insurance Group's investment in equity real estate is through direct ownership and through investments in real estate joint ventures. At December 31, 1996 and 1995, the carrying value of equity real estate available for sale amounted to $345.6 million and $255.5 million, respectively. For 1996, 1995 and 1994, respectively, real estate of $58.7 million, $35.3 million and $189.8 million was acquired in satisfaction of debt. At December 31, 1996 and 1995, the Company owned $771.7 million and $862.7 million, respectively, of real estate acquired in satisfaction of debt.

        Depreciation of real estate is computed using the straight-line method over the estimated useful lives of the properties, which generally range from 40 to 50 years. Accumulated depreciation on real estate was $587.5 million and $662.4 million at December 31, 1996 and 1995, respectively. Depreciation expense on real estate totaled $91.8 million, $121.7 million and $117.0 million for 1996, 1995 and 1994, respectively. As a result of the implementation of SFAS No. 121, during 1996 no depreciation expense has been recorded on real estate available for sale.

 4)     JOINT VENTURES AND PARTNERSHIPS

        Summarized combined financial information of real estate joint ventures (34 and 38 individual ventures as of December 31, 1996 and 1995, respectively) and of limited partnership interests accounted for under the equity method, in which the Company has an investment of $10.0 million or greater and an equity interest of 10% or greater is as follows:

                                                                                           DECEMBER 31,
                                                                                ------------------------------------
                                                                                     1996                1995
                                                                                ----------------   -----------------
                                                                                           (IN MILLIONS)
        FINANCIAL POSITION
        Investments in real estate, at depreciated cost........................  $    1,883.7       $    2,684.1
        Investments in securities, generally at estimated fair value...........       2,430.6            2,459.8
        Cash and cash equivalents..............................................          98.0              489.1
        Other assets...........................................................         427.0              270.8
                                                                                ----------------   -----------------
        Total assets...........................................................       4,839.3            5,903.8
                                                                                ----------------   -----------------
        Borrowed funds - third party...........................................       1,574.3            1,782.3
        Borrowed funds - the Company...........................................         137.9              220.5
        Other liabilities......................................................         415.8              593.9
                                                                                ----------------   -----------------
        Total liabilities......................................................       2,128.0            2,596.7
                                                                                ----------------   -----------------

        Partners' Capital......................................................  $    2,711.3       $    3,307.1
                                                                                ================   =================

        Equity in partners' capital included above.............................  $      806.8       $      902.2
        Equity in limited partnership interests not included above.............         201.8              212.8
        Other..................................................................           9.8                8.9
                                                                                ----------------   -----------------
        Carrying Value.........................................................  $    1,018.4       $    1,123.9
                                                                                ================   =================

                                                                  1996               1995                1994
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        STATEMENTS OF EARNINGS
        Revenues of real estate joint ventures.............  $       348.9       $      463.5       $      537.7
        Revenues of other limited partnership interests....          386.1              242.3              103.4
        Interest expense - third party.....................         (111.0)            (135.3)            (114.9)
        Interest expense - the Company.....................          (30.0)             (41.0)             (36.9)
        Other expenses.....................................         (282.5)            (397.7)            (430.9)
                                                            -----------------   ----------------   -----------------
        Net Earnings.......................................  $       311.5       $      131.8       $       58.4
                                                            =================   ================   =================
        Equity in net earnings included above..............  $        73.9       $       49.1       $       18.9
        Equity in net earnings of limited partnerships
          interests not included above.....................           35.8               44.8               25.3
        Other..............................................             .9                1.0                1.8
                                                            -----------------   ----------------   -----------------
        Total Equity in Net Earnings.......................  $       110.6       $       94.9       $       46.0
                                                            =================   ================   =================

 5)     NET INVESTMENT INCOME AND INVESTMENT GAINS (LOSSES)

        The sources of net investment income are summarized as follows:

                                                   1996               1995                1994
                                             -----------------   ----------------   -----------------
                                                                  (IN MILLIONS)

        Fixed maturities....................  $     1,307.4       $    1,151.1       $    1,036.5
        Mortgage loans on real estate.......          303.0              329.0              385.7
        Equity real estate..................          442.4              560.4              561.8
        Other equity investments............           94.3               76.9               36.1
        Policy loans........................          160.3              144.4              122.7
        Other investment income.............          217.4              273.0              322.4
                                             -----------------   ----------------   -----------------

          Gross investment income...........        2,524.8            2,534.8            2,465.2
                                             -----------------   ----------------   -----------------

          Investment expenses...............          348.9              446.6              466.6
                                             -----------------   ----------------   -----------------

        Net Investment Income...............  $     2,175.9       $    2,088.2       $    1,998.6
                                             =================   ================   =================

        Investment gains (losses), net, including changes in the valuation allowances, are summarized as follows:

                                                                  1996               1995                1994
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Fixed maturities...................................  $        60.5       $      119.9       $      (14.3)
        Mortgage loans on real estate......................          (27.3)             (40.2)             (43.1)
        Equity real estate.................................          (79.7)             (86.6)              20.6
        Other equity investments...........................           18.9               12.8               75.9
        Issuance and sales of Alliance Units...............           20.6                -                 52.4
        Other..............................................           (2.8)               (.6)                .3
                                                            -----------------   ----------------   -----------------
        Investment (Losses) Gains, Net.....................  $        (9.8)      $        5.3       $       91.8
                                                            =================   ================   =================

        Writedowns of fixed maturities amounted to $29.9 million, $46.7 million and $30.8 million for 1996, 1995 and 1994, respectively, and writedowns of equity real estate subsequent to the adoption of SFAS No. 121 amounted to $23.7 million for the year ended December 31, 1996.

        For 1996, 1995 and 1994, respectively, proceeds received on sales of fixed maturities classified as available for sale amounted to $8,353.5 million, $8,206.0 million and $5,253.9 million. Gross gains of $154.2 million, $211.4 million and $65.2 million and gross losses of $92.7 million, $64.2 million and $50.8 million, respectively, were realized on these sales. The change in unrealized investment (losses) gains related to fixed maturities classified as available for sale for 1996, 1995 and 1994 amounted to $(258.0) million, $1,077.2 million and $(742.2)
        million, respectively.

        During each of 1995 and 1994, one security classified as held to maturity was sold. During the eleven months ended November 30, 1995 and the year ended December 31, 1994, respectively, twelve and six securities so classified were transferred to the available for sale portfolio. All actions were taken as a result of a significant deterioration in creditworthiness. The aggregate amortized costs of the securities sold were $1.0 million and $19.9 million with a related investment gain of $-0- million and $.8 million recognized in 1995 and 1994, respectively; the aggregate amortized cost of the securities transferred was $116.0 million and $42.8 million with gross unrealized investment losses of $3.2 million and $3.1 million charged to consolidated shareholder's equity for the eleven months ended November 30, 1995 and the year ended December 31,

        1994, respectively. On December 1, 1995, the Company transferred $4,794.9 million of securities classified as held to maturity to the available for sale portfolio. As a result, unrealized gains on fixed maturities increased $395.6 million, offset by DAC of $126.5 million, amounts attributable to participating group annuity contracts of $39.2 million and deferred Federal income taxes of $80.5 million.

        For 1996, 1995 and 1994, investment results passed through to certain participating group annuity contracts as interest credited to policyholders' account balances amounted to $136.7 million, $131.2 million and $175.8 million, respectively.

        In 1996, Alliance acquired the business of Cursitor-Eaton Asset Management Company and Cursitor Holdings Limited (collectively, "Cursitor") for approximately $159.0 million. The purchase price consisted of $94.3 million in cash, 1.8 million of Alliance's publicly traded units ("Alliance Units"), 6% notes aggregating $21.5 million payable ratably over four years, and substantial additional consideration which will be determined at a later date. The excess of the purchase price, including acquisition costs and minority interest, over the fair value of Cursitor's net assets acquired resulted in the recognition of intangible assets consisting of costs assigned to contracts acquired and goodwill of approximately $122.8 million and $38.3 million, respectively, which are being amortized over the estimated useful lives of 20 years. The Company recognized an investment gain of $20.6 million as a result of the issuance of Alliance Units in this transaction. At December 31, 1996, the Company's ownership of Alliance Units was approximately 57.3%.

        In 1994, Alliance sold 4.96 million newly issued Alliance Units to third parties at prevailing market prices. The Company continues to hold its 1% general partnership interest in Alliance. The Company recognized an investment gain of $52.4 million as a result of these transactions.

        Net unrealized investment gains (losses), included in the consolidated balance sheets as a component of equity and the changes for the corresponding years, are summarized as follows:

                                                                  1996               1995                1994
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Balance, beginning of year as restated.............  $       396.5       $     (220.5)      $      144.6
        Changes in unrealized investment (losses) gains....         (297.6)           1,198.9             (856.7)
        Changes in unrealized investment losses
          (gains) attributable to:
            Participating group annuity contracts..........            -                (78.1)              40.8
            DAC............................................           42.3             (216.8)             273.6
            Deferred Federal income taxes..................           48.7             (287.0)             177.2
                                                            -----------------   ----------------   -----------------
        Balance, End of Year...............................  $       189.9       $      396.5       $     (220.5)
                                                            =================   ================   =================
        Balance, end of year comprises:
          Unrealized investment gains (losses) on:
            Fixed maturities...............................  $       357.8       $      615.9       $     (461.3)
            Other equity investments.......................           31.6               31.1                7.7
            Other, principally Closed Block................           53.1               93.1               (5.1)
                                                            -----------------   ----------------   -----------------
              Total........................................          442.5              740.1             (458.7)
          Amounts of unrealized investment (gains)
            losses attributable to:
              Participating group annuity contracts........          (72.2)             (72.2)               5.9
              DAC..........................................          (52.0)             (94.3)             122.4
              Deferred Federal income taxes................         (128.4)            (177.1)             109.9
                                                            -----------------   ----------------   -----------------
        Total..............................................  $       189.9       $      396.5       $     (220.5)
                                                            =================   ================   =================

 6)     CLOSED BLOCK

        Summarized financial information of the Closed Block follows:

                                                                                     DECEMBER 31,
                                                                         --------------------------------------
                                                                               1996                 1995
                                                                         -----------------    -----------------
                                                                                     (IN MILLIONS)
        Assets
        Fixed Maturities:
          Available for sale, at estimated fair value (amortized cost,
            $3,820.7 and $3,662.8)......................................  $    3,889.5         $    3,896.2
        Mortgage loans on real estate...................................       1,380.7              1,368.8
        Policy loans....................................................       1,765.9              1,797.2
        Cash and other invested assets..................................         336.1                440.9
        DAC.............................................................         876.5                792.6
        Other assets....................................................         246.3                286.4
                                                                         -----------------    -----------------
        Total Assets....................................................  $    8,495.0         $    8,582.1
                                                                         =================    =================

        Liabilities
        Future policy benefits and policyholders' account balances......  $    8,999.7         $    8,923.5
        Other liabilities...............................................          91.6                297.9
                                                                         -----------------    -----------------
        Total Liabilities...............................................  $    9,091.3         $    9,221.4
                                                                         =================    =================

                                                                  1996               1995                1994
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Revenues
        Premiums and other revenue.........................  $       724.8       $      753.4       $      798.1
        Investment income (net of investment
          expenses of $27.3, $26.7 and $19.0)..............          546.6              538.9              523.0
        Investment losses, net.............................           (5.5)             (20.2)             (24.0)
                                                            -----------------   ----------------   -----------------
              Total revenues...............................        1,265.9            1,272.1            1,297.1
                                                            -----------------   ----------------   -----------------
        Benefits and Other Deductions
        Policyholders' benefits and dividends..............        1,106.3            1,077.6            1,121.6
        Other operating costs and expenses.................           34.6               51.3               38.5
                                                            -----------------   ----------------   -----------------
              Total benefits and other deductions..........        1,140.9            1,128.9            1,160.1
                                                            -----------------   ----------------   -----------------
        Contribution from the Closed Block.................  $       125.0       $      143.2       $      137.0
                                                            =================   ================   =================

        In the fourth quarter of 1996, the Company adopted SFAS No. 120, which prescribes the accounting for individual participating life insurance contracts, most of which are included in the Closed Block. The implementation of SFAS No. 120 resulted in an increase (decrease) in the contribution from the Closed Block of $27.5 million, $18.8 million and $(14.0) million in 1996, 1995 and 1994, respectively.

        The fixed maturity portfolio, based on amortized cost, includes $.4 million and $4.3 million at December 31, 1996 and 1995, respectively, of restructured securities which includes problem fixed maturities of $.3 million and $1.9 million, respectively.

        During the eleven months ended November 30, 1995, one security classified as held to maturity was sold and ten securities classified as held to maturity were transferred to the available for sale portfolio. All actions resulted from significant deterioration in creditworthiness. The amortized cost of the security sold was $4.2 million. The aggregate amortized cost of the securities transferred was $81.3 million with gross unrealized investment losses of $.1 million transferred to equity. At December 1, 1995, $1,750.7 million of securities classified as held to maturity were transferred to the available for sale portfolio. As a result, unrealized gains of $88.5 million on fixed maturities were recognized, offset by DAC amortization of $52.6 million.

        At December 31, 1996 and 1995, problem mortgage loans on real estate had an amortized cost of $4.3 million and $36.5 million, respectively, and mortgage loans on real estate for which the payment terms have been restructured had an amortized cost of $114.2 million and $137.7 million, respectively. At December 31, 1996 and 1995, the restructured mortgage loans on real estate amount included $.7 million and $8.8 million, respectively, of problem mortgage loans on real estate.

        Impaired mortgage loans (as defined under SFAS No. 114) along with the related provision for losses were as follows:

                                                                              DECEMBER 31,
                                                                   ------------------------------------
                                                                        1996                1995
                                                                   ----------------   -----------------
                                                                              (IN MILLIONS)

        Impaired mortgage loans with provision for losses.........  $       128.1      $       106.8
        Impaired mortgage loans with no provision for losses......             .6               10.1
                                                                   ----------------   -----------------
        Recorded investment in impaired mortgages.................          128.7              116.9
        Provision for losses......................................           12.9               17.9
                                                                   ----------------   -----------------
        Net Impaired Mortgage Loans...............................  $       115.8      $        99.0
                                                                   ================   =================

        During 1996 and 1995, respectively, the Closed Block's average recorded investment in impaired mortgage loans was $153.8 million and $146.9 million, respectively. Interest income recognized on these impaired mortgage loans totaled $10.9 million and $5.9 million for 1996 and 1995, respectively, including $4.7 million and $1.3 million recognized on a cash basis.

        Valuation allowances amounted to $13.8 million and $18.4 million on mortgage loans on real estate and $3.7 million and $4.3 million on equity real estate at December 31, 1996 and 1995, respectively. Writedowns of fixed maturities amounted to $12.8 million, $16.8 million and $15.9 million for 1996, 1995 and 1994, respectively. As of January 1, 1996, the adoption of SFAS No. 121 resulted in the recognition of impairment losses of $5.6 million on real estate held and used.

        Many expenses related to Closed Block operations are charged to operations outside of the Closed Block; accordingly, the contribution from the Closed Block does not represent the actual profitability of the Closed Block operations. Operating costs and expenses outside of the Closed Block are, therefore, disproportionate to the business outside of the Closed Block.

 7)     DISCONTINUED OPERATIONS

        Summarized financial information of the GIC Segment follows:

                                                             DECEMBER 31,
                                                 --------------------------------------
                                                       1996                 1995
                                                 -----------------    -----------------
                                                             (IN MILLIONS)
        Assets
        Mortgage loans on real estate...........  $    1,111.1         $    1,485.8
        Equity real estate......................         925.6              1,122.1
        Other invested assets...................         474.0                665.2
        Other assets............................         226.1                579.3
                                                 -----------------    -----------------
        Total Assets............................  $    2,736.8         $    3,852.4
                                                 =================    =================

        Liabilities
        Policyholders' liabilities..............  $    1,335.9         $    1,399.8
        Allowance for future losses.............         262.0                164.2
        Amounts due to continuing operations....         996.2              2,097.1
        Other liabilities.......................         142.7                191.3
                                                 -----------------    -----------------
        Total Liabilities.......................  $    2,736.8         $    3,852.4
                                                 =================    =================

                                                                  1996               1995                1994
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Revenues
        Investment income (net of investment expenses
          of $127.5, $153.1 and $183.3)....................  $       245.4       $      323.6       $      394.3
        Investment (losses) gains, net.....................          (18.9)             (22.9)              26.8
        Policy fees, premiums and other income.............             .2                 .7                 .4
                                                            -----------------   ----------------   -----------------
        Total revenues.....................................          226.7              301.4              421.5
        Benefits and other deductions......................          250.4              326.5              443.2
        Losses charged to allowance for future losses......          (23.7)             (25.1)             (21.7)
                                                            -----------------   ----------------   -----------------
        Pre-tax loss from operations.......................            -                  -                  -
        Pre-tax loss from strengthening of the
          allowance for future losses......................         (129.0)               -                  -
        Federal income tax benefit.........................           45.2                -                  -
                                                            -----------------   ----------------   -----------------
        Loss from Discontinued Operations..................  $       (83.8)      $        -         $        -
                                                            =================   ================   =================

        In  1991,   management  adopted  a  plan  to  discontinue  the  business operations of the GIC Segment consisting of group non-participating Wind-Up Annuities and the GIC lines of business. The loss allowance and premium deficiency reserve of $569.6 million provided for in 1991 were based on management's best judgment at that time.

        The Company's quarterly process for evaluating the loss provisions applies the current period's results of the discontinued operations against the allowance, re-estimates future losses, and adjusts the provisions, if appropriate. Additionally, as part of the Company's annual planning process which takes place in the fourth quarter of each year, investment and benefit cash flow projections are prepared. These updated assumptions and estimates resulted in the need to strengthen the loss provisions by $129.0 million, resulting in a post-tax charge of $83.8 million to discontinued operations' results in the fourth quarter of 1996.

        Management believes the loss provisions for Wind-Up Annuities and GIC contracts at December 31, 1996 are adequate to provide for all future losses; however, the determination of loss provisions continues to involve numerous estimates and subjective judgments regarding the expected performance of discontinued operations investment assets. There can be no assurance the losses provided for will not differ from the losses ultimately realized. To the extent actual results or future projections of the discontinued operations differ from management's current best estimates and assumptions underlying the loss provisions, the difference would be reflected in the consolidated statements of earnings in discontinued operations. In particular, to the extent income, sales proceeds and holding periods for equity real estate differ from management's previous assumptions, periodic adjustments to the loss provisions are likely to result.

        In January 1995, continuing operations transferred $1,215.4 million in cash to the GIC Segment in settlement of its obligation to provide assets to fund the accumulated deficit of the GIC Segment. Subsequently, the GIC Segment remitted $1,155.4 million in cash to continuing operations in partial repayment of borrowings by the GIC Segment. No gains or losses were recognized on these transactions. Amounts due to continuing operations at December 31, 1996, consisted of $1,080.0 million borrowed by the discontinued GIC Segment offset by $83.8 million representing an obligation of continuing operations to provide assets to fund the accumulated deficit of the GIC Segment.

        Investment income included $88.2 million of interest income for 1994 on amounts due from continuing operations. Benefits and other deductions include $114.3 million, $154.6 million and $219.7 million of interest expense related to amounts borrowed from continuing operations in 1996, 1995 and 1994, respectively.

        Valuation allowances amounted to $9.0 million and $19.2 million on mortgage loans on real estate and $20.4 million and $77.9 million on equity real estate at December 31, 1996 and 1995, respectively. As of January 1, 1996, the adoption of SFAS No. 121 resulted in a release of existing valuation allowances of $71.9 million on equity real estate and recognition of impairment losses of $69.8 million on real estate held and used. Writedowns of fixed maturities amounted to $1.6 million, $8.1 million and $17.8 million for 1996, 1995 and 1994, respectively and writedowns of equity real estate subsequent to the adoption of SFAS No. 121 amounted to $12.3 million for 1996.

        The fixed maturity portfolio, based on amortized cost, includes $6.2 million and $15.1 million at December 31, 1996 and 1995, respectively, of restructured securities. These amounts include problem fixed maturities of $.5 million and $6.1 million at December 31, 1996 and 1995, respectively.

        At December 31, 1996 and 1995, problem mortgage loans on real estate had amortized costs of $7.9 million and $35.4 million, respectively, and mortgage loans on real estate for which the payment terms have been restructured had amortized costs of $208.1 million and $289.3 million, respectively.

        Impaired mortgage loans (as defined under SFAS No. 114) along with the related provision for losses were as follows:

                                                                            DECEMBER 31,
                                                                 ------------------------------------
                                                                      1996                1995
                                                                 ----------------   -----------------
                                                                            (IN MILLIONS)
        Impaired mortgage loans with provision for losses.......  $        83.5      $       105.1
        Impaired mortgage loans with no provision for losses....           15.0               18.2
                                                                 ----------------   -----------------
        Recorded investment in impaired mortgages...............           98.5              123.3
        Provision for losses....................................            8.8               17.7
                                                                 ----------------   -----------------
        Net Impaired Mortgage Loans.............................  $        89.7      $       105.6
                                                                 ================   =================

        During 1996 and 1995, the GIC Segment's average recorded investment in impaired mortgage loans was $134.8 million and $177.4 million, respectively. Interest income recognized on these impaired mortgage loans totaled $10.1 million and $4.5 million for 1996 and 1995, respectively, including $7.5 million and $.4 million recognized on a cash basis.

        At December 31, 1996 and 1995, the GIC Segment had $263.0 million and $310.9 million, respectively, of real estate acquired in satisfaction of debt.

8)      SHORT-TERM AND LONG-TERM DEBT

        Short-term and long-term debt consists of the following:

                                                                        DECEMBER 31,
                                                            --------------------------------------
                                                                  1996                 1995
                                                            -----------------    -----------------
                                                                        (IN MILLIONS)

        Short-term debt....................................  $      174.1         $        -
                                                            -----------------    -----------------
        Long-term debt:
        Equitable Life:
          6.95% surplus notes scheduled to mature 2005.....         399.4                399.3
          7.70% surplus notes scheduled to mature 2015.....         199.6                199.6
          Eurodollar notes, 10.5% due 1997.................           -                   76.2
          Zero coupon note, 11.25% due 1997................           -                  120.1
          Other............................................            .5                 16.3
                                                            -----------------    -----------------
              Total Equitable Life.........................         599.5                811.5
                                                            -----------------    -----------------
        Wholly Owned and Joint Venture Real Estate:
          Mortgage notes, 4.92% - 12.50% due through 2006..         968.6              1,084.4
                                                            -----------------    -----------------
        Alliance:
          Other............................................          24.7                  3.4
                                                            -----------------    -----------------
        Total long-term debt...............................       1,592.8              1,899.3
                                                            -----------------    -----------------
        Total Short-term and Long-term Debt................  $    1,766.9         $    1,899.3
                                                            =================    =================

        Short-term Debt
        ---------------

        Equitable Life has a $350.0 million bank credit facility available to fund short-term working capital needs and to facilitate the securities settlement process. The credit facility consists of two types of borrowing options with varying interest rates. The interest rates are based on external indices dependent on the type of borrowing and at December 31, 1996 range from 5.73% (the London Interbank Offering Rate ("LIBOR") plus 22.5 basis points) to 8.25% (the prime rate). There were no borrowings outstanding under this bank credit facility at December 31, 1996.

        Equitable Life has a commercial paper program with an issue limit of $500.0 million. This program is available for general corporate purposes used to support Equitable Life's liquidity needs and is supported by Equitable Life's existing $350.0 million five-year bank credit facility. There were no borrowings outstanding under this program at December 31, 1996.

        In February 1996, Alliance entered into a new $250.0 million five-year revolving credit facility with a group of banks which replaced its
        $100.0  million   revolving  credit  facility  and  its  $100.0  million
        commercial paper back-up revolving credit facility. Under the new revolving credit facility, the interest rate, at the option of Alliance, is a floating rate generally based upon a defined prime rate, a rate related to the LIBOR or the Federal Funds rate. A facility fee is payable on the total facility. The revolving credit facility will be used to provide back-up liquidity for commercial paper to be used under Alliance's $100.0 million commercial paper program, to fund commission payments to financial intermediaries for the sale of Class B and C shares under Alliance's mutual fund distribution system, and for general working capital purposes. As of December 31, 1996, Alliance had not issued any commercial paper under its $100.0 million commercial paper program and there were no borrowings outstanding under Alliance's revolving credit facility.

        At December 31, 1996, long-term debt expected to mature in 1997 totaling $174.1 million was reclassified as short-term debt.

        Long-term Debt
        --------------

        Several of the long-term debt agreements have restrictive covenants related to the total amount of debt, net tangible assets and other matters. The Company is in compliance with all debt covenants.

        On December 18, 1995, Equitable Life issued, in accordance with Section 1307 of the New York Insurance Law, $400.0 million of surplus notes having an interest rate of 6.95% scheduled to mature in 2005 and $200.0 million of surplus notes having an interest rate of 7.70% scheduled to mature in 2015 (together, the "Surplus Notes"). Proceeds from the issuance of the Surplus Notes were $596.6 million, net of related issuance costs. The unamortized discount on the Surplus Notes was $1.0 million at December 31, 1996. Payments of interest on or principal of the Surplus Notes are subject to prior approval by the Superintendent.

        The Company has pledged real estate, mortgage loans, cash and securities amounting to $1,406.4 million and $1,629.7 million at December 31, 1996 and 1995, respectively, as collateral for certain long-term debt.

        At December 31, 1996, aggregate maturities of the long-term debt based on required principal payments at maturity for 1997 and the succeeding four years are $494.9 million, $316.7 million, $19.7 million, $5.4 million, $0 million, respectively, and $946.7 million thereafter.

 9)     FEDERAL INCOME TAXES

        A  summary  of  the  Federal   income  tax  expense   (benefit)  in  the
        consolidated statements of earnings is shown below:

                                                       1996               1995                1994
                                                 -----------------   ----------------   -----------------
                                                                      (IN MILLIONS)
        Federal income tax expense (benefit):
          Current...............................  $        97.9       $      (11.7)      $        4.0
          Deferred..............................          (88.2)             132.2               96.2
                                                 -----------------   ----------------   -----------------
        Total...................................  $         9.7       $      120.5       $      100.2
                                                 =================   ================   =================

        The Federal income taxes attributable to consolidated operations are different from the amounts determined by multiplying the earnings before Federal income taxes and minority interest by the expected Federal income tax rate of 35%. The sources of the difference and the tax effects of each are as follows:

                                                       1996               1995                1994
                                                 -----------------   ----------------   -----------------
                                                                      (IN MILLIONS)
        Expected Federal income tax expense.....  $        73.0       $      173.7       $      154.5
        Non-taxable minority interest...........          (28.6)             (22.0)             (17.6)
        Differential earnings amount............            -                  -                (16.8)
        Adjustment of tax audit reserves........            6.9                4.1               (4.6)
        Equity in unconsolidated subsidiaries...          (32.3)             (19.4)             (12.5)
        Other...................................           (9.3)             (15.9)              (2.8)
                                                 -----------------   ----------------   -----------------
        Federal Income Tax Expense..............  $         9.7       $      120.5       $      100.2
                                                 =================   ================   =================

        Prior to the date of demutualization, Equitable Life reduced its deduction for policyholder dividends by the differential earnings amount. This amount was computed, for each tax year, by multiplying Equitable Life's average equity base, as determined for tax purposes, by an estimate of the excess of an imputed earnings rate for stock life insurance companies over the average mutual life insurance companies' earnings rate. The differential earnings amount for each tax year was subsequently recomputed when actual earnings rates were published by the Internal Revenue Service. As a stock life insurance company, Equitable Life no longer is required to reduce its policyholder dividend deduction by the differential earnings amount, but differential earnings amounts for pre-demutualization years were still being recomputed in 1994.

        The components of the net deferred Federal income tax account are as follows:

                                                       DECEMBER 31, 1996                  December 31, 1995
                                                ---------------------------------  ---------------------------------
                                                    ASSETS         LIABILITIES         Assets         Liabilities
                                                ---------------  ----------------  ---------------   ---------------
                                                                           (IN MILLIONS)
        DAC, reserves and reinsurance..........  $       -        $      166.0      $        -        $     304.4
        Investments............................          -               328.6               -              326.9
        Compensation and related benefits......        259.2               -               293.0              -
        Other..................................          -                 1.8               -               32.3
                                                ---------------  ----------------  ---------------   ---------------
        Total..................................  $     259.2      $      496.4      $      293.0      $     663.6
                                                ===============  ================  ===============   ===============

        The deferred Federal income taxes impacting operations reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of these temporary differences and the tax effects of each are as follows:

                                                     1996               1995                1994
                                               -----------------   ----------------   -----------------
                                                                    (IN MILLIONS)
        DAC, reserves and reinsurance.........  $      (156.2)      $       63.3       $       12.0
        Investments...........................           78.6               13.0               89.3
        Compensation and related benefits.....           22.3               30.8               10.0
        Other.................................          (32.9)              25.1              (15.1)
                                               -----------------   ----------------   -----------------
        Deferred Federal Income Tax
          (Benefit) Expense...................  $       (88.2)      $      132.2       $       96.2
                                               =================   ================   =================

        The Internal Revenue Service is in the process of examining the Holding Company's consolidated Federal income tax returns for the years 1989 through 1991. Management believes these audits will have no material adverse effect on the Company's results of operations.

10)     REINSURANCE AGREEMENTS

        The Insurance Group assumes and cedes reinsurance with other insurance companies. The Insurance Group evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. The effect of reinsurance (excluding group life and health) is summarized as follows:

                                                                  1996               1995                1994
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Direct premiums....................................  $       461.4       $      474.2       $      476.7
        Reinsurance assumed................................          177.5              171.3              180.5
        Reinsurance ceded..................................          (41.3)             (38.7)             (31.6)
                                                            -----------------   ----------------   -----------------
        Premiums...........................................  $       597.6       $      606.8       $      625.6
                                                            =================   ================   =================
        Universal Life and Investment-type Product
          Policy Fee Income Ceded..........................  $        48.2       $       44.0       $       27.5
                                                            =================   ================   =================
        Policyholders' Benefits Ceded......................  $        54.1       $       48.9       $       20.7
                                                            =================   ================   =================
        Interest Credited to Policyholders' Account
          Balances Ceded...................................  $        32.3       $       28.5       $       25.4
                                                            =================   ================   =================

        Effective January 1, 1994, all in force business above $5.0 million was reinsured. During 1996, the Company's retention limit on joint survivorship policies was increased to $15.0 million. The Insurance Group also reinsures the entire risk on certain substandard underwriting risks as well as in certain other cases.

        The Insurance Group cedes 100% of its group life and health business to a third party insurance company. Premiums ceded totaled $2.4 million, $260.6 million and $241.0 million for 1996, 1995 and 1994, respectively. Ceded death and disability benefits totaled $21.2 million, $188.1 million and $235.5 million for 1996, 1995 and 1994, respectively. Insurance liabilities ceded totaled $652.4 million and $724.2 million at December 31, 1996 and 1995, respectively.

11)     EMPLOYEE BENEFIT PLANS

        The Company sponsors qualified and non-qualified defined benefit plans covering substantially all employees (including certain qualified part-time employees), managers and certain agents. The pension plans are non-contributory. Equitable Life's and EREIM's benefits are based on a cash balance formula or years of service and final average earnings, if greater, under certain grandfathering rules in the plans. Alliance's benefits are based on years of credited service, average final base salary and primary social security benefits. The Company's funding policy is to make the minimum contribution required by the Employee Retirement Income Security Act of 1974.

        Components of net periodic pension cost (credit) for the qualified and non-qualified plans are as follows:

                                                                  1996               1995                1994
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Service cost.......................................  $        33.8       $       30.0       $       30.3
        Interest cost on projected benefit obligations.....          120.8              122.0              111.0
        Actual return on assets............................         (181.4)            (309.2)              24.4
        Net amortization and deferrals.....................           43.4              155.6             (142.5)
                                                            -----------------   ----------------   -----------------
        Net Periodic Pension Cost (Credit).................  $        16.6       $       (1.6)      $       23.2
                                                            =================   ================   =================

        The funded status of the qualified and non-qualified pension plans is as follows:

                                                                              DECEMBER 31,
                                                                   ------------------------------------
                                                                        1996                1995
                                                                   ----------------   -----------------
                                                                              (IN MILLIONS)
        Actuarial present value of obligations:
          Vested..................................................  $    1,672.2       $    1,642.4
          Non-vested..............................................          10.1               10.9
                                                                   ----------------   -----------------
        Accumulated Benefit Obligation............................  $    1,682.3       $    1,653.3
                                                                   ================   =================
        Plan assets at fair value.................................  $    1,626.0       $    1,503.8
        Projected benefit obligation..............................       1,765.5            1,743.0
                                                                   ----------------   -----------------
        Projected benefit obligation in excess of plan assets.....        (139.5)            (239.2)
        Unrecognized prior service cost...........................         (17.9)             (25.5)
        Unrecognized net loss from past experience different
          from that assumed.......................................         280.0              368.2
        Unrecognized net asset at transition......................           4.7               (7.3)
        Additional minimum liability..............................         (19.3)             (51.9)
                                                                   ----------------   -----------------
        Prepaid Pension Cost......................................  $      108.0       $       44.3
                                                                   ================   =================

        The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of projected benefit obligations were 7.5% and 4.25%, respectively, at December 31, 1996 and 7.25% and 4.50%, respectively, at December 31, 1995. As of January 1, 1996 and 1995, the expected long-term rate of return on assets for the retirement plan was 10.25% and 11%, respectively.

        The Company recorded, as a reduction of shareholder's equity, an additional minimum pension liability of $12.9 million and $35.1 million, net of Federal income taxes, at December 31, 1996 and 1995, respectively, representing the excess of the accumulated benefit obligation over the fair value of plan assets and accrued pension liability.

        The  pension  plan's  assets  include   corporate  and  government  debt
        securities, equity securities, equity real estate and shares of Group Trusts managed by Alliance.

        Prior to 1987, the qualified plan funded participants' benefits through the purchase of non-participating annuity contracts from Equitable Life. Benefit payments under these contracts were approximately $34.7 million, $36.4 million and $38.1 million for 1996, 1995 and 1994, respectively.

        The Company provides certain medical and life insurance benefits (collectively, "postretirement benefits") for qualifying employees, managers and agents retiring from the Company on or after attaining age 55 who have at least 10 years of service. The life insurance benefits are related to age and salary at retirement. The costs of postretirement benefits are recognized in accordance with the provisions of SFAS No.
        106. The Company continues to fund postretirement benefits costs on a pay-as-you-go basis and, for 1996, 1995 and 1994, the Company made estimated postretirement benefits payments of $18.9 million, $31.1 million and $29.8 million, respectively.

        The following table sets forth the postretirement benefits plan's status, reconciled to amounts recognized in the Company's consolidated financial statements:

                                                                  1996               1995                1994
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Service cost.......................................  $         5.3       $        4.0       $        3.9
        Interest cost on accumulated postretirement
          benefits obligation..............................           34.6               34.7               28.6
        Net amortization and deferrals.....................            2.4               (2.3)              (3.9)
                                                            -----------------   ----------------   -----------------
        Net Periodic Postretirement Benefits Costs.........  $        42.3       $       36.4       $       28.6
                                                            =================   ================   =================

                                                                              DECEMBER 31,
                                                                   ------------------------------------
                                                                        1996                1995
                                                                   ----------------   -----------------
                                                                              (IN MILLIONS)
        Accumulated postretirement benefits obligation:
          Retirees................................................  $      381.8       $      391.8
          Fully eligible active plan participants.................          50.7               50.4
          Other active plan participants..........................          60.7               64.2
                                                                   ----------------   -----------------
                                                                           493.2              506.4
        Unrecognized prior service cost...........................          50.5               56.3
        Unrecognized net loss from past experience different
          from that assumed and from changes in assumptions.......        (150.5)            (181.3)
                                                                   ----------------   -----------------
        Accrued Postretirement Benefits Cost......................  $      393.2       $      381.4
                                                                   ================   =================

        At January 1, 1994, medical benefits available to retirees under age 65 are the same as those offered to active employees and medical benefits will be limited to 200% of 1993 costs for all participants.

        The assumed health care cost trend rate used in measuring the accumulated postretirement benefits obligation was 9.5% in 1996, gradually declining to 3.5% in the year 2009 and in 1995 was 10%, gradually declining to 3.5% in the year 2008. The discount rate used in determining the accumulated postretirement benefits obligation was 7.50% and 7.25% at December 31, 1996 and 1995, respectively.

        If the health care cost trend rate assumptions were increased by 1%, the accumulated postretirement benefits obligation as of December 31, 1996 would be increased 7%. The effect of this change on the sum of the service cost and interest cost would be an increase of 8%.

12)     DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

        Derivatives
        -----------

        The Insurance Group primarily uses derivatives for asset/liability risk management and for hedging individual securities. Derivatives mainly are utilized to reduce the Insurance Group's exposure to interest rate fluctuations. Accounting for interest rate swap transactions is on an accrual basis. Gains and losses related to interest rate swap transactions are amortized as yield adjustments over the remaining life of the underlying hedged security. Income and expense resulting from interest rate swap activities are reflected in net investment income. The notional amount of matched interest rate swaps outstanding at December 31, 1996 was $649.9 million. The average unexpired terms at December 31, 1996 range from 2.2 to 2.7 years. At December 31, 1996, the cost of terminating outstanding matched swaps in a loss position was $8.3 million and the unrealized gain on outstanding matched swaps in a gain position was $11.4 million. The Company has no intention of terminating these contracts prior to maturity. During 1996, 1995 and 1994, net gains (losses) of $.2 million, $1.4 million and $(.2) million, respectively, were recorded in connection with interest rate swap activity. Equitable Life has implemented an interest rate cap program designed to hedge crediting rates on interest-sensitive individual annuities contracts. The outstanding notional amounts at December 31, 1996 of contracts purchased and sold were $5,050.0 million and $500.0 million, respectively. The net premium paid by Equitable Life on these contracts was $22.5 million and is being amortized ratably over the contract periods ranging from 3 to 5 years. Income and expense resulting from this program are reflected as an adjustment to interest credited to policyholders' account balances.

        Substantially all of DLJ's business related to derivatives is by its nature trading activities which are primarily for the purpose of customer accommodations. DLJ's derivative activities consist primarily of option writing and trading in forward and futures contracts. Derivative financial instruments have both on-and-off balance sheet implications depending on the nature of the contracts. DLJ's involvement in swap contracts is not significant.

        Fair Value of Financial Instruments
        -----------------------------------

        The Company defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, including estimates of timing, amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

        Certain financial instruments are excluded, particularly insurance liabilities other than financial guarantees and investment contracts. Fair market value of off-balance-sheet financial instruments of the Insurance Group was not material at December 31, 1996 and 1995.

        Fair value for mortgage loans on real estate are estimated by discounting future contractual cash flows using interest rates at which loans with similar characteristics and credit quality would be made. Fair values for foreclosed mortgage loans and problem mortgage loans are limited to the estimated fair value of the underlying collateral if lower.

        The estimated fair values for the Company's liabilities under GIC and association plan contracts are estimated using contractual cash flows discounted based on the T. Rowe Price GIC Index Rate for the appropriate duration. For durations in excess of the published index rate, the appropriate Treasury rate is used plus a spread equal to the longest duration GIC rate spread published.

        The estimated fair values for those group annuity contracts which are classified as universal life type contracts are measured at the estimated fair value of the underlying assets. The estimated fair values for single premium deferred annuities ("SPDA") are estimated using projected cash flows discounted at current offering rates. The estimated fair values for supplementary contracts not involving life contingencies ("SCNILC") and annuities certain are derived using discounted cash flows based upon the estimated current offering rate.

        Fair value for long-term debt is determined using published market values, where available, or contractual cash flows discounted at market interest rates. The estimated fair values for non-recourse mortgage debt are determined by discounting contractual cash flows at a rate which takes into account the level of current market interest rates and collateral risk. The estimated fair values for recourse mortgage debt are determined by discounting contractual cash flows at a rate based upon current interest rates of other companies with credit ratings similar to the Company. The Company's fair value of short-term borrowings approximates their carrying value.

        The following table discloses carrying value and estimated fair value for financial instruments not otherwise disclosed in Notes 3, 6 and 7:

                                                                          DECEMBER 31,
                                                --------------------------------------------------------------------
                                                              1996                               1995
                                                ---------------------------------  ---------------------------------
                                                   CARRYING         ESTIMATED         Carrying         Estimated
                                                    VALUE          FAIR VALUE          Value           Fair Value
                                                ---------------  ----------------  ---------------   ---------------
                                                                        (IN MILLIONS)
        Consolidated Financial Instruments:
        -----------------------------------
        Mortgage loans on real estate..........  $    3,133.0     $     3,394.6     $     3,638.3     $    3,973.6
        Other joint ventures...................         467.0             467.0             492.7            492.7
        Policy loans...........................       2,196.1           2,221.6           1,976.4          2,057.5
        Policyholders' account balances:
          Association plans....................          78.1              77.3             101.0            100.0
          Group annuity contracts..............       2,141.0           1,954.0           2,335.0          2,395.0
          SPDA.................................       1,062.7           1,065.7           1,265.8          1,272.0
          Annuities certain and SCNILC.........         654.9             736.2             646.4            716.7
        Long-term debt.........................       1,592.8           1,557.7           1,899.3          1,962.9

        Closed Block Financial Instruments:
        -----------------------------------
        Mortgage loans on real estate..........       1,380.7           1,425.6           1,368.8          1,461.4
        Other equity investments...............         105.0             105.0             151.6            151.6
        Policy loans...........................       1,765.9           1,798.0           1,797.2          1,891.4
        SCNILC liability.......................          30.6              34.9              34.8             39.6

        GIC Segment Financial Instruments:
        ----------------------------------
        Mortgage loans on real estate..........       1,111.1           1,220.3           1,485.8          1,666.1
        Fixed maturities.......................          42.5              42.5             107.4            107.4
        Other equity investments...............         300.5             300.5             455.9            455.9
        Guaranteed interest contracts..........         290.7             300.5             329.0            352.0
        Long-term debt.........................         102.1             102.2             135.1            136.0

13)     COMMITMENTS AND CONTINGENT LIABILITIES

        The Company has provided, from time to time, certain guarantees or commitments to affiliates, investors and others. These arrangements include commitments by the Company, under certain conditions: to make capital contributions of up to $244.9 million to affiliated real estate joint ventures; to provide equity financing to certain limited partnerships of $205.8 million at December 31, 1996, under existing loan or loan commitment agreements; and to provide short-term financing loans which at December 31, 1996 totaled $14.6 million. Management believes the Company will not incur any material losses as a result of these commitments.

        Equitable Life is the obligor under certain structured settlement agreements which it had entered into with unaffiliated insurance companies and beneficiaries. To satisfy its obligations under these agreements, Equitable Life owns single premium annuities issued by previously wholly owned life insurance subsidiaries. Equitable Life has directed payment under these annuities to be made directly to the beneficiaries under the structured settlement agreements. A contingent liability exists with respect to these agreements should the previously wholly owned subsidiaries be unable to meet their obligations. Management believes the satisfaction of those obligations by Equitable Life is remote.

        At December 31, 1996, the Insurance Group had $51.6 million of letters of credit outstanding.

14)     LITIGATION

        A number of lawsuits has been filed against life and health insurers in the jurisdictions in which Equitable Life and its subsidiaries do business involving insurers' sales practices, alleged agent misconduct, failure to properly supervise agents, and other matters. Some of the lawsuits have resulted in the award of substantial judgments against other insurers, including material amounts of punitive damages, or in substantial settlements. In some states, juries have substantial discretion in awarding punitive damages. Equitable Life, EVLICO and The Equitable of Colorado, Inc. ("EOC"), like other life and health insurers, from time to time are involved in such litigation. To date, no such lawsuit has resulted in an award or settlement of any material amount against the Company. Among litigations pending against Equitable Life, EVLICO and EOC of the type referred to in this paragraph are the litigations described in the following eight paragraphs.

        An action entitled Golomb et al. v. The Equitable Life Assurance Society of the United States was filed on January 20, 1995 in New York County Supreme Court. The action purports to be brought on behalf of a class of persons insured after 1983 under Lifetime Guaranteed Renewable Major Medical Insurance Policies issued by Equitable Life (the "policies"). The complaint alleges that premium increases for these policies after 1983, all of which were filed with and approved by the New York State Insurance Department and certain other state insurance departments, breached the terms of the policies, and that statements in the policies and elsewhere concerning premium increases constituted fraudulent concealment, misrepresentations in violation of New York Insurance Law
        Section 4226 and deceptive practices under New York General Business Law
        Section 349. The complaint seeks a declaratory judgment, injunctive relief restricting the methods by which Equitable Life increases premiums on the policies in the future, a refund of premiums, and punitive damages. Plaintiffs also have indicated that they will seek damages in an unspecified amount. Equitable Life moved to dismiss the complaint in its entirety on the grounds that it fails to state a claim and that uncontroverted documentary evidence establishes a complete defense to the claims. On May 29, 1996, the New York County Supreme Court entered a judgment dismissing the complaint with prejudice. Plaintiffs have filed a notice of appeal of that judgment.

        In January 1996, separate actions were filed in Pennsylvania and Texas state courts (entitled, respectively, Malvin et al. v. The Equitable Life Assurance Society of the United States and Bowler et al. v. The Equitable Life Assurance Society of the United States), making claims similar to those in the New York action described above. The Texas action also claims that Equitable Life misrepresented to Texas policyholders that the Texas Insurance Department had approved Equitable Life's rate increases. These actions are asserted on behalf of proposed classes of Pennsylvania issued or renewed policyholders and Texas issued or renewed policyholders, insured under the policies. The Pennsylvania and Texas actions seek compensatory and punitive damages and injunctive relief restricting the methods by which Equitable Life increases premiums in the future based on the common law and statutes of those states. On February 9, 1996, Equitable Life removed the Pennsylvania action, Malvin, to the United States District Court for the Middle District of Pennsylvania. Following the decision granting Equitable Life's motion to dismiss the New York action (Golomb), on the consent of the parties the District Court ordered an indefinite stay of all proceedings in the Pennsylvania action, pending either party's right to reinstate the proceeding, and ordered that for administrative purposes the case be deemed administratively closed. On February 2, 1996, Equitable Life removed the Texas action, Bowler, to the United States District Court for the Northern District of Texas. On May 20, 1996, the plaintiffs in Bowler amended their complaint by adding allegations of misrepresentation regarding premium increases on other types of guaranteed renewable major medical insurance policies issued by Equitable Life up to and including 1983. On July 1, 1996, Equitable Life filed a motion for summary judgment dismissing the first amended complaint in its entirety. In August, 1996, the court granted plaintiffs leave to file a supplemental complaint on behalf of a proposed class of Texas policyholders claiming unfair discrimination, breach of contract and other claims arising out of alleged differences between premiums charged to Texas policyholders and premiums charged to similarly situated policyholders in New York and certain other states. Plaintiffs seek refunds of alleged overcharges, exemplary or additional damages citing

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        Texas statutory  provisions  which among other things,  permit two times the amount of actual damage plus additional penalties if the acts complained of are found to be knowingly committed, and injunctive relief. Equitable Life has also filed a motion for summary judgment dismissing the supplemental complaint in its entirety. Plaintiffs also obtained permission to add another plaintiff to the first amended and supplemental complaints. Plaintiffs have opposed both motions for summary judgment and requested that certain issues be found in their favor. Equitable Life is in the process of replying.

        On May 22, 1996, a separate action entitled Bachman v. The Equitable Life Assurance Society of the United States, was filed in Florida state court making claims similar to those in the previously reported Golomb action. The Florida action is asserted on behalf of a proposed class of Florida issued or renewed policyholders insured after 1983 under Lifetime Guaranteed Renewable Major Medical Insurance Policies issued by Equitable Life. The Florida action seeks compensatory and punitive damages and injunctive relief restricting the methods by which Equitable Life increases premiums in the future based on various common law claims. On June 20, 1996, Equitable Life removed the Florida action to Federal court. Equitable Life has answered the complaint, denying the material allegations and asserting certain affirmative defenses. On December 6, 1996, Equitable Life filed a motion for summary judgment and plaintiff is expected to file its response to that motion shortly.

        On November 6, 1996, a proposed class action entitled  Fletcher,  et al.
        v. The Equitable Life Assurance Society of the United States, was filed in California Superior Court for Fresno County, making substantially the same allegations concerning premium rates and premium rate increases on guaranteed renewable policies made in the Bowler action. The complaint alleges, among other things, that differentials between rates charged California policyholders and policyholders in New York and certain other states, and the methods used by Equitable Life to calculate premium increases, breached the terms of its policies, that Equitable Life misrepresented and concealed the facts pertaining to such differentials and methods in violation of California law, and that Equitable Life also misrepresented that its rate increases were approved by the California Insurance Department. Plaintiffs seek compensatory damages in an unspecified amount, rescission, injunctive relief and attorneys' fees. Equitable Life removed the action to Federal court; plaintiff has moved to remand the case to state court. Although the outcome of any litigation cannot be predicted with certainty, particularly in the early stages of an action, the Company's management believes that the ultimate resolution of the Golomb, Malvin, Bowler, Bachman and Fletcher litigations should not have a material adverse effect on the financial position of the Company. Due to the early stage of such litigations, the Company's management cannot make an estimate of loss, if any, or predict whether or not such litigations will have a material adverse effect on the Company's results of operations in any particular period.

        An action was instituted on April 6, 1995 against Equitable Life and its wholly owned subsidiary, EOC, in New York state court, entitled Sidney
        C. Cole et al. v. The Equitable Life Assurance Society of the United States and The Equitable of Colorado, Inc., No. 95/108611 (N. Y. County). The action is brought by the holders of a joint survivorship whole life policy issued by EOC. The action purports to be on behalf of a class consisting of all persons who from January 1, 1984 purchased life insurance policies sold by Equitable Life and EOC based upon their allegedly uniform sales presentations and policy illustrations. The complaint puts in issue various alleged sales practices that plaintiffs assert, among other things, misrepresented the stated number of years that the annual premium would need to be paid. Plaintiffs seek damages in an unspecified amount, imposition of a constructive trust, and seek to enjoin Equitable Life and EOC from engaging in the challenged sales practices. On June 28, 1996, the court issued a decision and order dismissing with prejudice plaintiff's causes of action for fraud, constructive fraud, breach of fiduciary duty, negligence, and unjust enrichment, and dismissing without prejudice plaintiff's cause of action under the New York State consumer protection statute. The only remaining causes of action are for breach of contract and negligent misrepresentation. Plaintiffs made a motion for reargument with respect to this order, which was submitted to the court in October 1996. This motion was denied by the court on December 16, 1996.

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

        On May 21, 1996, an action entitled Elton F. Duncan, III v. The Equitable Life Assurance Society of the United States, was commenced against Equitable Life in the Civil District Court for the Parish of Orleans, State of Louisiana. The action is brought by an individual who purchased a whole life policy. Plaintiff alleges misrepresentations concerning the extent to which the policy was a proper replacement policy and the number of years that the annual premium would need to be paid. Plaintiff purports to represent a class consisting of all persons who purchased whole life or universal life insurance policies from Equitable Life from January 1, 1982 to the present. Plaintiff seeks damages, including punitive damages, in an unspecified amount. On July 26, 1996, an action entitled Michael Bradley v. Equitable Variable Life Insurance Company, was commenced in New York state court. The action is brought by the holder of a variable life insurance policy issued by EVLICO. The plaintiff purports to represent a class consisting of all persons or entities who purchased one or more life insurance policies issued by EVLICO from January 1, 1980. The complaint puts at issue various alleged sales practices and alleges misrepresentations concerning the extent to which the policy was a proper replacement policy and the number of years that the annual premium would need to be paid. Plaintiff seeks damages, including punitive damages, in an unspecified amount and also seeks injunctive relief prohibiting EVLICO from canceling policies for failure to make premium payments beyond the alleged stated number of years that the annual premium would need to be paid. On September 21, 1996 Equitable Life, EVLICO and EOC made a motion to have this proceeding moved from Kings County Supreme Court to New York County for joint trial or consolidation with the Cole action. The motion was denied by the court on January 9, 1997. On January 10, 1997, plaintiffs moved for certification of a nationwide class consisting of all persons or entities who were sold one or more life insurance products on a "vanishing premium" basis and/or were allegedly induced to purchase additional policies from EVLICO, using the cash value accumulated in existing policies, from January 1, 1980 through and including December 31, 1996. Plaintiffs further moved to have Michael Bradley designated as the class representative. Discovery regarding class certification is underway.

        On December 12, 1996, an action entitled Robert E. Dillon v. The Equitable Life Assurance Society of the United States and The Equitable of Colorado, was commenced in the United States District Court for the Southern District of Florida. The action is brought by an individual who purchased a joint whole life policy from EOC. The complaint puts at issue various alleged sales practices and alleges misrepresentations concerning the alleged impropriety of replacement policies issued by Equitable Life and EOC and alleged misrepresentations regarding the number of years premiums would have to be paid on the defendants' policies. Plaintiff brings claims for breach of contract, fraud, negligent misrepresentation, money had and received, unjust enrichment and imposition of a constructive trust. Plaintiff purports to represent two classes of persons. The first is a "contract class," consisting of all persons who purchased whole or universal life insurance policies from Equitable Life and EOC and from whom Equitable Life and EOC have sought additional payments beyond the number of years allegedly promised by Equitable Life and EOC. The second is a "fraud class," consisting of all persons with an interest in policies issued by Equitable Life and EOC at any time since October 1, 1986. Plaintiff seeks damages in an unspecified amount, and also seeks injunctive relief attaching Equitable Life's and EOC's profits from their alleged sales practices. Equitable Life's and EOC's time to answer or move with respect to the complaint has been extended until February 24, 1997. Although the outcome of litigation cannot be predicted with certainty, particularly in the early stages of an action, the Company's management believes that the ultimate resolution of the Cole, Duncan, Bradley and Dillon litigations should not have a material adverse effect on the financial position of the Company. Due to the early stages of such litigations, the Company's management cannot make an estimate of loss, if any, or predict whether or not any such litigation will have a material adverse effect on the Company's results of operations in any particular period.

        On January 3, 1996, an amended complaint was filed in an action entitled Frank Franze Jr. and George Busher, individually and on behalf of all others similarly situated v. The Equitable Life Assurance Society of the United States, and Equitable Variable Life Insurance Company, No. 94-2036 in the United States District Court for the Southern District of Florida. The action was brought by two individuals who purchased variable life insurance policies. The plaintiffs purport to represent a nationwide class consisting of all persons who purchased variable life insurance policies from Equitable Life and EVLICO since September 30, 1991. The basic allegation of the amended complaint is that Equitable Life's and EVLICO's agents were trained not to

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        disclose  fully  that  the  product  being  sold  was  life   insurance.
        Plaintiffs allege violations of the Federal securities laws and seek rescission of the contracts or compensatory damages and attorneys' fees and expenses. The court denied Equitable Life and EVLICO's motion to dismiss the amended complaint on September 24, 1996. Equitable Life and EVLICO have answered the amended complaint, denying the material allegations and asserting certain affirmative defenses. Currently, the parties are conducting discovery in connection with plaintiffs' attempt to certify a class. On January 9, 1997, an action entitled Rosemarie Chaviano, individually and on behalf of all others similarly situated v. The Equitable Life Assurance Society of the United States, and Equitable Variable Life Insurance Company, was filed in Massachusetts state court making claims similar to those in the Franze action and alleging violations of the Massachusetts securities laws. The plaintiff purports to represent all persons in Massachusetts who purchased variable life insurance contracts from Equitable Life and EVLICO from January 9, 1993 to the present. The Massachusetts action seeks rescission of the
        contracts  or  compensatory  damages,   attorneys'  fees,  expenses  and
        injunctive relief. Although the outcome of any litigation cannot be predicted with certainty, particularly in the early stages of an action, the Company's management believes that the ultimate resolution of the litigations discussed in this paragraph should not have a material adverse effect on the financial position of the Company. Due to the early stages of such litigation, the Company's management cannot make an estimate of loss, if any, or predict whether or not any such litigation will have a material adverse effect on the Company's results of operations in any particular period.

        Equitable Life recently responded to a subpoena from the U.S. Department of Labor ("DOL") requesting copies of any third-party appraisals in Equitable Life's possession relating to the ten largest properties (by value) in the Prime Property Fund ("PPF"). PPF is an open-end, commingled real estate separate account of Equitable Life for pension clients. Equitable Life serves as investment manager in PPF and has retained EREIM as advisor. In early 1995, the DOL commenced a national investigation of commingled real estate funds with pension investors, including PPF. The investigation now appears to be focused principally on appraisal and valuation procedures in respect of fund properties. The most recent request from the DOL seems to reflect, at least in part, an interest in the relationship between the valuations for those properties reflected in appraisals prepared for local property tax proceedings and the valuations used by PPF for other purposes. At no time has the DOL made any specific allegation that Equitable Life or EREIM has acted improperly and Equitable Life and EREIM believe that any such allegation would be without foundation. While the outcome of this investigation cannot be predicted with certainty, in the opinion of management, the ultimate resolution of this matter should not have a material adverse effect on the Company's consolidated financial position or results of operations in any particular period.

        Equitable Casualty Insurance Company ("Casualty"), an indirect wholly owned subsidiary of Equitable Life, is party to an arbitration proceeding that commenced in August 1995. The proceeding relates to a dispute among Casualty, Houston General Insurance Company ("Houston
        General") and GEICO General Insurance Company ("GEICO General") regarding the interpretation of a reinsurance agreement. The arbitration panel issued a final award in favor of Casualty and GEICO General on June 17, 1996. Casualty and GEICO General moved in the pending Texas state court action, with Houston General's consent, for an order confirming the arbitration award and entering judgment dismissing the action. The motion was granted on January 29, 1997. The parties have also stipulated to the dismissal without prejudice of a related Texas Federal court action brought by Houston General against GEICO General and Equitable Life. In connection with confirmation of the arbitration award, Houston General paid to Casualty approximately $839,600 in settlement of certain reimbursement claims by Casualty against Houston General.

        On July 25, 1995, a Consolidated and Supplemental Class Action Complaint ("Complaint") was filed against the Alliance North American Government Income Trust, Inc. (the "Fund"), Alliance and certain other defendants affiliated with Alliance, including the Holding Company, alleging violations of Federal securities laws, fraud and breach of fiduciary duty in connection with the Fund's investments in Mexican and Argentine securities. The Complaint, which seeks certification of a plaintiff class of persons who purchased or owned Class A, B or C shares of the Fund from March 27, 1992 through December 23, 1994, seeks an unspecified amount of damages, costs, attorneys' fees and punitive damages. The principal allegations of the Complaint are that the Fund purchased debt securities issued by the Mexican and Argentine governments in amounts that were not permitted by the Fund's investment objective, and that there was no shareholder vote to change the investment objective to permit purchases in such amounts. The Complaint further alleges that the decline in the value of the Mexican and Argentine securities held by the Fund caused the Fund's net asset value to decline to the detriment of the Fund's shareholders. On September 26, 1996, the United States District Court for the Southern District of New York granted the defendants' motion to dismiss all counts of the complaint. On October 11, 1996, plaintiffs filed a motion for reconsideration of the court's decision granting defendants' motion to dismiss the Complaint. On November 25, 1996, the court denied plaintiffs' motion for reconsideration. On October 29, 1996, plaintiffs filed a motion for leave to file an amended complaint. The principal allegations of the proposed amended complaint are that the Fund did not properly disclose that it planned to invest in mortgage-backed derivative securities and that two advertisements used by the Fund misrepresented the risks of investing in the Fund. Plaintiffs also reiterated allegations in the Complaint that the Fund failed to hedge against the risks of investing in foreign securities despite representations that it would do so. Alliance believes that the allegations in the Complaint are without merit and intends to vigorously defend against these claims. While the ultimate outcome of this matter cannot be determined at this time, management of Alliance does not expect that it will have a material adverse effect on Alliance's results of operations or financial condition.

        On January 26, 1996, a purported purchaser of certain notes and warrants to purchase shares of common stock of Rickel Home Centers, Inc. ("Rickel") filed a class action complaint against Donaldson, Lufkin & Jenrette Securities Corporation ("DLJSC") and certain other defendants for unspecified compensatory and punitive damages in the United States District Court for the Southern District of New York. The suit was brought on behalf of the purchasers of 126,457 units consisting of $126,457,000 aggregate principal amount of 13 1/2% senior notes due 2001 and 126,457 warrants to purchase shares of common stock of Rickel issued by Rickel in October 1994. The complaint alleges violations of Federal securities laws and common law fraud against DLJSC, as the underwriter of the units and as an owner of 7.3% of the common stock of Rickel, Eos Partners, L.P., and General Electric Capital Corporation, each as owners of 44.2% of the common stock of Rickel, and members of the Board of Directors of Rickel, including a DLJSC Managing Director. The complaint seeks to hold DLJSC liable for alleged misstatements and omissions contained in the prospectus and registration statement filed in connection with the offering of the units, alleging that the defendants knew of financial losses and a decline in value of Rickel in the months prior to the offering and did not disclose such information. The complaint also alleges that Rickel failed to pay its semi-annual interest payment due on the units on December 15, 1995 and that Rickel filed a voluntary petition for reorganization pursuant to Chapter 11 of the United States Bankruptcy Code on January 10, 1996. DLJSC intends to defend itself vigorously against all of the allegations contained in the complaint. Although there can be no assurance, DLJ does not believe the outcome of this litigation will have a material adverse effect on its financial condition. Due to the early stage of this litigation, based on the information currently available to it, DLJ's management cannot make an estimate of loss, if any, or predict whether or not such litigation will have a material adverse effect on DLJ's results of operations in any particular period.

        In October 1995, DLJSC was named as a defendant in a purported class action filed in a Texas State Court on behalf of the holders of $550.0 million principal amount of subordinated redeemable discount debentures of National Gypsum Corporation ("NGC") canceled in connection with a Chapter 11 plan of reorganization for NGC consummated in July 1993. The named plaintiff in the State Court action also filed an adversary proceeding in the Bankruptcy Court for the Northern District of Texas seeking a declaratory judgment that the confirmed NGC plan of reorganization does not bar the class action claims. Subsequent to the consummation of NGC's plan of reorganization, NGC's shares traded for values substantially in excess of, and in 1995 NGC was acquired for a value substantially in excess of, the values upon which NGC's plan of reorganization was based. The two actions arise out of DLJSC's activities as financial advisor to NGC in the course of NGC's Chapter 11 reorganization proceedings. The class action complaint alleges that the plan of reorganization submitted by NGC was based upon projections by NGC and DLJSC which intentionally understated forecasts, and provided misleading and incorrect information in order to hide NGC's true value and that defendants breached their fiduciary duties by, among other things, providing false, misleading or incomplete information to deliberately understate the value of NGC. The class action complaint seeks compensatory and punitive damages purportedly sustained by the class. The Texas State Court action, which had been removed to the Bankruptcy Court, has been remanded back to the state court, which remand is being opposed by DLJSC. DLJSC intends to defend itself vigorously against all of the allegations contained in the complaint. Although there can be no assurance, DLJ does not believe that the ultimate outcome of this litigation will have a material adverse effect on its financial condition. Due to the early stage of such litigation, based upon the information currently available to it, DLJ's management cannot make an estimate of loss, if any, or predict whether or not such litigation will have a material adverse effect on DLJ's results of operations in any particular period.

        In November and December 1995, DLJSC, along with various other parties, was named as a defendant in a number of purported class actions filed in the U.S. District Court for the Eastern District of Louisiana. The complaints allege violations of the Federal securities laws arising out of a public offering in 1994 of $435.0 million of first mortgage notes of Harrah's Jazz Company and Harrah's Jazz Finance Corp. The complaints seek to hold DLJSC liable for various alleged misstatements and omissions contained in the prospectus dated November 9, 1994. DLJSC intends to defend itself vigorously against all of the allegations contained in the complaints. Although there can be no assurance, DLJ does not believe that the ultimate outcome of this litigation will have a material adverse effect on its financial condition. Due to the early stage of this litigation, based upon the information currently available to it, DLJ's management cannot make an estimate of loss, if any, or predict whether or not such litigation will have a material adverse effect on DLJ's results of operations in any particular period.

        In addition to the matters described above, Equitable Life and its subsidiaries and DLJ and its subsidiaries are involved in various legal actions and proceedings in connection with their businesses. Some of the actions and proceedings have been brought on behalf of various alleged classes of claimants and certain of these claimants seek damages of unspecified amounts. While the ultimate outcome of such matters cannot be predicted with certainty, in the opinion of management no such matter is likely to have a material adverse effect on the Company's consolidated financial position or results of operations.

15)     LEASES

        The Company has entered into operating leases for office space and certain other assets, principally data processing equipment and office furniture and equipment. Future minimum payments under noncancelable leases for 1997 and the succeeding four years are $113.7 million, $110.6 million, $100.3 million, $72.3 million, $59.3 million and $427.3 million thereafter. Minimum future sublease rental income on these noncancelable leases for 1997 and the succeeding four years are $9.8 million, $6.0 million, $4.5 million, $2.4 million, $.8 million and $.1 million thereafter.

        At December 31, 1996, the minimum future rental income on noncancelable operating leases for wholly owned investments in real estate for 1997 and the succeeding four years are $263.0 million, $242.1 million, $219.8 million, $194.3 million, $174.6 million and $847.1 million thereafter.

16)     OTHER OPERATING COSTS AND EXPENSES

        Other operating costs and expenses consisted of the following:

                                                                  1996               1995                1994
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Compensation costs.................................  $       647.3       $      595.9       $      687.5
        Commissions........................................          329.5              314.3              313.0
        Short-term debt interest expense...................            8.0               11.4               19.0
        Long-term debt interest expense....................          137.3              108.1               98.3
        Amortization of policy acquisition costs...........          405.2              317.8              313.4
        Capitalization of policy acquisition costs.........         (391.9)            (391.0)            (410.9)
        Rent expense, net of sub-lease income..............          113.7              109.3              116.0
        Other..............................................          798.9              710.0              721.4
                                                            -----------------   ----------------   -----------------
        Total..............................................  $     2,048.0       $    1,775.8       $    1,857.7
                                                            =================   ================   =================

        During 1996, 1995 and 1994, the Company restructured certain operations in connection with cost reduction programs and recorded pre-tax provisions of $24.4 million, $32.0 million and $20.4 million, respectively. The amounts paid during 1996, associated with cost reduction programs, totaled $17.7 million. At December 31, 1996, the liabilities associated with cost reduction programs amounted to $44.5 million. The 1996 cost reduction program included restructuring costs related to the consolidation of insurance operations' service centers. The 1995 cost reduction program included relocation expenses, including the accelerated amortization of building improvements associated with the relocation of the home office. The 1994 cost reduction program included costs associated with the termination of operating leases and employee severance benefits in connection with the consolidation of 16 insurance agencies. Amortization of DAC included $145.0 million writeoff of DAC related to DI contracts in the fourth quarter of 1996.

17)     INSURANCE GROUP STATUTORY FINANCIAL INFORMATION

        Equitable Life is restricted as to the amounts it may pay as dividends to the Holding Company. Under the New York Insurance Law, the Superintendent has broad discretion to determine whether the financia1 condition of a stock life insurance company would support the payment of dividends to its shareholders. For 1996, 1995 and 1994, statutory net
        (loss) earnings totaled $(351.1) million, $(352.4) million and $67.5 million, respectively. No amounts are expected to be available for dividends from Equitable Life to the Holding Company in 1997.

        At December 31, 1996, the Insurance Group, in accordance with various government and state regulations, had $21.9 million of securities deposited with such government or state agencies.

        Accounting practices used to prepare statutory financial statements for regulatory filings of stock life insurance companies differ in certain instances from GAAP. The New York Insurance Department (the "Department") recognizes only statutory accounting practices for determining and reporting the financial condition and results of operations of an insurance company, for determining its solvency under the New York Insurance Law, and for determining whether its financial condition warrants the payment of a dividend to its stockholders. No consideration is given by the Department to financial statements prepared in accordance with GAAP in making such determinations. The following reconciles the Company's statutory change in surplus and capital stock and statutory surplus and capital stock determined in accordance with accounting practices prescribed by the Department with net earnings and equity on a GAAP basis.

                                                                  1996               1995                1994
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Net change in statutory surplus and capital stock..  $        56.0       $       78.1       $      292.4
        Change in asset valuation reserves.................          (48.4)             365.7             (285.2)
                                                            -----------------   ----------------   -----------------
        Net change in statutory surplus, capital stock
          and asset valuation reserves.....................            7.6              443.8                7.2
        Adjustments:
          Future policy benefits and policyholders'
            account balances...............................         (298.5)             (66.0)              (5.3)
          DAC..............................................          (13.3)              73.2               97.5
          Deferred Federal income taxes....................          108.0             (158.1)             (58.7)
          Valuation of investments.........................          289.8              189.1               45.2
          Valuation of investment subsidiary...............         (117.7)            (188.6)             396.6
          Limited risk reinsurance.........................           92.5              416.9               74.9
          Contribution from the Holding Company............            -                  -               (300.0)
          Issuance of surplus notes........................            -               (538.9)               -
          Postretirement benefits..........................           28.9              (26.7)              17.1
          Other, net.......................................           12.4              115.1              (44.0)
          GAAP adjustments of Closed Block.................           (9.8)              15.7               (9.5)
          GAAP adjustments of discontinued GIC
            Segment........................................          (89.6)              37.3               42.8
                                                            -----------------   ----------------   -----------------
        Net Earnings of the Insurance Group................  $        10.3       $      312.8       $      263.8
                                                            =================   ================   =================

                                                                                 DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  1996               1995                1994
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Statutory surplus and capital stock................  $     2,258.9       $    2,202.9       $    2,124.8
        Asset valuation reserves...........................        1,297.5            1,345.9              980.2
                                                            -----------------   ----------------   -----------------
        Statutory surplus, capital stock and asset
          valuation reserves...............................        3,556.4            3,548.8            3,105.0
        Adjustments:
          Future policy benefits and policyholders'
            account balances...............................       (1,305.0)          (1,006.5)            (940.5)
          DAC..............................................        3,104.9            3,075.8            3,219.4
          Deferred Federal income taxes....................         (306.1)            (452.0)             (29.4)
          Valuation of investments.........................          286.8              417.7             (794.1)
          Valuation of investment subsidiary...............         (782.8)            (665.1)            (476.5)
          Limited risk reinsurance.........................         (336.5)            (429.0)            (845.9)
          Issuance of surplus notes........................         (539.0)            (538.9)               -
          Postretirement benefits..........................         (314.4)            (343.3)            (316.6)
          Other, net.......................................          126.3                4.4              (79.2)
          GAAP adjustments of Closed Block.................          783.7              830.8              740.4
          GAAP adjustments of discontinued GIC
            Segment........................................         (190.3)            (184.6)            (221.9)
                                                            -----------------   ----------------   -----------------
        Equity of the Insurance Group......................  $     4,084.0       $    4,258.1       $    3,360.7
                                                            =================   ================   =================

18)     BUSINESS SEGMENT INFORMATION

        The Company has two major business segments: Insurance Operations and Investment Services. Interest expense related to debt not specific to either business segment is presented as Corporate interest expense. Information for all periods is presented on a comparable basis.

        The Insurance Operations segment offers a variety of traditional, variable and interest-sensitive life insurance products, disability income, annuity products, mutual fund and other investment products to individuals and small groups and administers traditional participating group annuity contracts with conversion features, generally for corporate qualified pension plans, and association plans which provide full service retirement programs for individuals affiliated with professional and trade associations. This segment includes Separate Accounts for individual insurance and annuity products.

        The Investment Services segment provides investment fund management, primarily to institutional clients. This segment includes the Company's equity interest in DLJ and Separate Accounts which provide various investment options for group clients through pooled or single group accounts.

        Intersegment investment advisory and other fees of approximately $127.5 million, $124.1 million and $135.3 million for 1996, 1995 and 1994, respectively, are included in total revenues of the Investment Services segment. These fees, excluding amounts related to the discontinued GIC Segment of $15.7 million, $14.7 million and $27.4 million for 1996, 1995 and 1994, respectively, are eliminated in consolidation.

                                                                  1996               1995                1994
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Revenues
        Insurance operations...............................  $     3,742.9       $    3,614.6       $    3,507.4
        Investment services................................        1,126.1              949.1              935.2
        Consolidation/elimination..........................          (24.5)             (34.9)             (27.2)
                                                            -----------------   ----------------   -----------------
        Total..............................................  $     4,844.5       $    4,528.8       $    4,415.4
                                                            =================   ================   =================
        Earnings (loss) from continuing  operations
          before Federal income taxes, minority interest
          and cumulative effect of accounting change
        Insurance operations...............................  $       (36.6)      $      303.1       $      327.5
        Investment services................................          311.9              224.0              227.9
        Consolidation/elimination..........................             .2               (3.1)                .3
                                                            -----------------   ----------------   -----------------
              Subtotal.....................................          275.5              524.0              555.7
        Corporate interest expense.........................          (66.9)             (27.9)            (114.2)
                                                            -----------------   ----------------   -----------------
        Total..............................................  $       208.6       $      496.1       $      441.5
                                                            =================   ================   =================

                                                   DECEMBER 31,
                                        ------------------------------------
                                             1996                1995
                                        ----------------   -----------------
                                                   (IN MILLIONS)

        Assets
        Insurance operations...........  $    60,464.9      $    56,720.5
        Investment services............       13,542.5           12,842.9
        Consolidation/elimination......         (399.6)            (354.4)
                                        ----------------   -----------------
        Total..........................  $    73,607.8      $    69,209.0
                                        ================   =================

19)     QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

        The quarterly results of operations for 1996 and 1995, are summarized below:

                                                                      THREE MONTHS ENDED
                                       ------------------------------------------------------------------------------
                                           MARCH 31           JUNE 30           SEPTEMBER 30          DECEMBER 31
                                       -----------------  -----------------   ------------------   ------------------
                                                                        (IN MILLIONS)
        1996
        ----
        Total Revenues................  $     1,169.7      $     1,193.6       $    1,193.6         $    1,287.6
                                       =================  =================   ==================   ==================
        Earnings (Loss) from
          Continuing Operations
          before Cumulative Effect
          of Accounting Change........  $        94.8      $        87.1       $       93.2         $     (157.9)
                                       =================  =================   ==================   ==================
        Net Earnings (Loss)...........  $        71.7      $        87.1       $       93.2         $     (241.7)
                                       =================  =================   ==================   ==================
        1995
        ----
        Total Revenues................  $     1,079.1      $     1,164.0       $    1,138.8         $    1,146.9
                                       =================  =================   ==================   ==================
        Net Earnings..................  $        66.3      $       101.7       $      100.2         $       44.6
                                       =================  =================   ==================   ==================

        The quarterly results of operations for 1996 and 1995 have been restated to reflect the Company's accounting change adopted in the fourth quarter of 1996 for long-duration participating life contracts in accordance with the provisions prescribed by SFAS No. 120. Net earnings for the three months ended December 31, 1996 includes a charge of $339.3 million related to writeoffs of DAC on DI contracts of $94.3 million, reserve strengthening on DI business of $113.7 million, pension par of $47.5 million and the discontinued GIC Segment of $83.8 million.

20)     INVESTMENT IN DLJ

        On December 15, 1993, the Company sold a 61% interest in DLJ to the Holding Company for $800.0 million in cash and securities. The excess of the proceeds over the book value in DLJ at the date of sale of $340.2 million has been reflected as a capital contribution. In 1995, DLJ completed the initial public offering ("IPO") of 10.58 million shares of its common stock, which included 7.28 million of the Holding Company's shares in DLJ, priced at $27 per share. Concurrent with the IPO, the Company contributed equity securities to DLJ having a market value of $21.2 million. Upon completion of the IPO, the Company's ownership percentage was reduced to 36.1%. The Company's ownership interest will be further reduced upon the issuance of common stock after the vesting of forfeitable restricted stock units acquired by and/or the exercise of options granted to certain DLJ employees. DLJ restricted stock units represents forfeitable rights to receive approximately 5.2 million shares of DLJ common stock through February 2000.

        The results of operations of DLJ are accounted for on the equity basis and are included in commissions, fees and other income in the consolidated statements of earnings. The Company's carrying value of DLJ is included in investment in and loans to affiliates in the consolidated balance sheets.

        Summarized balance sheets information for DLJ, reconciled to the Company's carrying value of DLJ, are as follows:

                                                                                           DECEMBER 31,
                                                                                ------------------------------------
                                                                                     1996                1995
                                                                                ----------------   -----------------
                                                                                           (IN MILLIONS)
        Assets:
        Trading account securities, at market value............................  $   15,728.1       $   10,821.3
        Securities purchased under resale agreements...........................      20,598.7           18,748.2
        Broker-dealer related receivables......................................      16,525.9           13,023.7
        Other assets...........................................................       2,651.0            1,983.3
                                                                                ----------------   -----------------
        Total Assets...........................................................  $   55,503.7       $   44,576.5
                                                                                ================   =================
        Liabilities:
        Securities sold under repurchase agreements............................  $   29,378.3       $   26,744.8
        Broker-dealer related payables.........................................      19,409.7           12,915.5
        Short-term and long-term debt..........................................       2,704.5            1,742.0
        Other liabilities......................................................       2,164.0            1,750.5
                                                                                ----------------   -----------------
        Total liabilities......................................................      53,656.5           43,152.8
        Cumulative exchangeable preferred stock................................           -                225.0
        DLJ's company-obligated mandatorily redeemed preferred
          securities of subsidiary trust holding solely debentures of DLJ......         200.0                -
        Total shareholders' equity.............................................       1,647.2            1,198.7
                                                                                ----------------   -----------------
        Total Liabilities, Cumulative Exchangeable Preferred Stock and
          Shareholders' Equity.................................................  $   55,503.7       $   44,576.5
                                                                                ================   =================
        DLJ's equity as reported...............................................  $    1,647.2       $    1,198.7
        Unamortized cost in excess of net assets acquired in 1985
          and other adjustments................................................          23.9               40.5
        The Holding Company's equity ownership in DLJ..........................        (590.2)            (499.0)
        Minority interest in DLJ...............................................        (588.6)            (324.3)
                                                                                ----------------   -----------------
        The Company's Carrying Value of DLJ....................................  $      492.3       $      415.9
                                                                                ================   =================

        Summarized statements of earnings information for DLJ reconciled to the Company's equity in earnings of DLJ is as follows:

                                                                                     1996                1995
                                                                                ----------------   -----------------
                                                                                           (IN MILLIONS)
        Commission, fees and other income......................................  $    1,818.2       $    1,325.9
        Net investment income..................................................       1,074.2              904.1
        Dealer, trading and investment gains, net..............................         598.4              528.6
                                                                                ----------------   -----------------
        Total revenues.........................................................       3,490.8            2,758.6
        Total expenses including income taxes..................................       3,199.5            2,579.5
                                                                                ----------------   -----------------
        Net earnings...........................................................         291.3              179.1
        Dividends on preferred stock...........................................          18.7               19.9
                                                                                ----------------   -----------------
        Earnings Applicable to Common Shares...................................  $      272.6       $      159.2
                                                                                ================   =================
        DLJ's earnings applicable to common shares as reported.................  $      272.6       $      159.2
        Amortization of cost in excess of net assets acquired in 1985..........          (3.1)              (3.9)
        The Holding Company's equity in DLJ's earnings.........................        (107.8)             (90.4)
        Minority interest in DLJ...............................................         (73.4)              (6.5)
                                                                                ----------------   -----------------
        The Company's Equity in DLJ's Earnings.................................  $       88.3       $       58.4
                                                                                ================   =================

21)     ACCOUNTING FOR STOCK-BASED COMPENSATION

        The Holding Company sponsors a stock option plan for employees of Equitable Life. DLJ and Alliance each sponsor their own stock option plans for certain employees. The Company elected to continue to account for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25. Had compensation expense of the Company's stock option incentive plans for options granted after December 31, 1994 been determined based on the estimated fair value at the grant dates for awards under those plans, the Company's pro forma net earnings for 1996 and 1995 would have been as follows:

                                    1996              1995
                               ---------------   ---------------
                                        (IN MILLIONS)
        Net Earnings
          As Reported.........  $       10.3      $     312.8
          Pro Forma...........  $        3.2      $     311.3

        The fair value of options and units granted after December 31, 1994, used as a basis for the above pro forma disclosures, was estimated as of the date of grants using Black-Scholes option pricing models. The option and unit pricing assumptions for 1996 and 1995 are as follows:

                                      HOLDING COMPANY                    DLJ                        ALLIANCE
                                  -------------------------   --------------------------  -----------------------------
                                     1996          1995          1996          1995           1996            1995
                                  -----------   -----------   -----------   ------------  -------------   -------------
        Dividend yield...........     0.80%         0.96%         1.54%         1.85%         8.0%            8.0%
        Expected volatility......    20.00%        20.00%        25.00%        25.00%        23.00%          23.00%
        Risk-free interest rate..     5.92%         6.83%         6.07%         5.86%         5.80%           6.00%

        Expected Life............  5 YEARS       5 years       5 YEARS        5 years      7.43 YEARS      7.43 years
        Weighted fair value
          per option granted.....    $6.94         $5.90         $9.35          -            $2.69           $2.24

        A summary of the Holding Company and DLJ stock option plans and Alliance's Unit option plans are as follows:

                                          HOLDING COMPANY                       DLJ                           ALLIANCE
                                    -----------------------------   -----------------------------   -----------------------------
                                                      Options                         Options                         Options
                                                    Outstanding                     Outstanding                     Outstanding
                                                      Weighted                        Weighted                        Weighted
                                                      Average                         Average                         Average
                                      Shares         Exercise          Shares        Exercise           Units         Exercise
                                    (In Millions)      Price        (In Millions)     Price         (In Millions)      Price
                                    -------------   -------------   -------------   -------------   -------------   -------------
        Balance as of
          January 1, 1994........         6.1                             -                               3.2
          Granted................          .7                             -                               1.2
          Exercised..............         -                               -                               (.5)
          Forfeited..............         -                               -                               (.1)
                                    -------------                   -------------                   -------------
        Balance as of
          December 31, 1994......         6.8                             -                               3.8
          Granted................          .4                             9.2                             1.8
          Exercised..............         (.1)                            -                               (.5)
          Expired................         (.1)                            -                               -
          Forfeited..............         (.3)                            -                               (.3)
                                    -------------                   -------------                   -------------
        Balance as of
          December 31, 1995......         6.7           $20.27            9.2          $27.00             4.8           $17.72
          Granted................          .7           $24.94            2.1          $32.54              .7           $25.12
          Exercised..............         (.1)          $19.91            -              -                (.4)          $13.64
          Expired................         (.6)          $20.21            -              -                -               -
          Forfeited..............         -               -               (.2)         $27.00             (.1)          $19.32
                                    -------------                   -------------                   -------------
        Balance as of
          December 31, 1996......         6.7           $20.79           11.1          $28.06             5.0           $19.07
                                    =============   =============   =============   =============   =============   =============

        Information with respect to stock and unit options outstanding and exercisable at December 31, 1996 is as follows:

                                      Options Outstanding                                          Options Exercisable
        -------------------------------------------------------------------------------    --------------------------------------
                                                       Weighted
                                                        Average           Weighted                                 Weighted
              Range of               Number            Remaining           Average               Number             Average
              Exercise            Outstanding         Contractual         Exercise            Exercisable           Exercise
               Prices            (In Millions)        Life (Years)          Price            (In Millions)           Price
        ---------------------   -----------------   ---------------   -----------------    -------------------   ----------------
               Holding
               Company
        ---------------------
        $18.125-$27.75                 6.7                 7.00             $20.79                3.4                $20.18
                                =================   ===============   =================    ===================   ================

                 DLJ
        ---------------------
        $27.00-$33.50                 11.1                 9.00             $28.06                -                    -
                                =================   ===============   =================    ===================   ================

              Alliance
        ---------------------
        $ 6.0625-$15.9375              1.3                 4.76             $12.97                1.2                $12.58
        $16.3125-$19.75                1.1                 8.19             $19.13                 .2                $18.69
        $19.875 -$19.875               1.0                 7.36             $19.88                 .4                $19.88
        $20.75  -$24.375                .9                 8.46             $22.05                 .3                $21.84
        $24.375 -$25.125                .7                 9.96             $25.13                -                    -
                                -----------------                                          -------------------
        $ 6.0625-$25.125               5.0                 7.43             $19.07                2.1                $15.84
                                =================   ===============   =================    ===================   ================

MANAGEMENT                                                            APPENDIX A

Here is a list of our directors and, to the extent they are responsible for variable life insurance operations, our principal officers and a brief statement of their business experience for the past five years. Unless otherwise noted, their address is 1290 Avenue of the Americas, New York, New York 10104.


------------------------------------------------------------------------------------------------------------------------------------
NAME AND PRINCIPAL                    BUSINESS EXPERIENCE
BUSINESS ADDRESS                      WITHIN PAST FIVE YEARS
------------------------------------------------------------------------------------------------------------------------------------
DIRECTORS
------------------------------------------------------------------------------------------------------------------------------------
Claude Bebear                         Director  of  Equitable  since  July  1991.  Chairman  of the  Board of the  Holding  Company
AXA-UAP                               (February  1996-present)  and a Director of other  affiliates of  Equitable.  Chairman of the
23, Avenue Matignon                   Executive Board of AXA-UAP  ("AXA-UAP")  since January 1997.  Prior thereto,  he was Chairman
75008 Paris, France                   and Chief  Executive  Officer  of AXA S.A.  Chief  Executive  Officer  of the  AXA-UAP  Group
                                      (formerly  known  as the  AXA  Group)  since  1974  and   Chairman  or  Director  of numerous
                                      subsidiaries  and  affiliated companies of the AXA-UAP Group.
------------------------------------------------------------------------------------------------------------------------------------
Christopher J. Brocksom               Director  of  Equitable  since  July 1992.  Chief  Executive  Officer,  AXA Equity & Law Life
AXA Equity & Law                      Assurance  Society PLC ("AXA Equity & Law") and various  directorships  and officerships with
Elbury 9                              AXA Equity & Law affiliated companies.
Weedon Lane
Buckinghamshire HP 6505
England
------------------------------------------------------------------------------------------------------------------------------------
Francoise Colloc'h                    Director of Equitable  since July 1992.  Senior  Executive Vice President Human Resources and
AXA-UAP                               Communications of AXA-UAP, and various positions with AXA-UAP affiliated companies.  Director
23, Avenue Matignon                   of the Holding Company.
75008 Paris, France
------------------------------------------------------------------------------------------------------------------------------------
Henri de Castries                     Director  of  Equitable  since  September  1993.  Vice  Chairman  of the Board of the Holding
AXA-UAP                               Company since February 1996.  Senior  Executive  Vice President  Financial  Services and Life
23, Avenue Matignon                   Insurance  Activities of AXA-UAP since 1996. Also Director or Officer of various subsidiaries
75008 Paris, France                   and affiliates of the AXA-UAP Group.  Director of the Holding  Company and of other Equitable affiliates.  Previously held other officerships with the AXA Group.
------------------------------------------------------------------------------------------------------------------------------------
Joseph L. Dionne                      Director  of  Equitable  since May 1982.  Chairman  (since  April  1988) and Chief  Executive
The McGraw-Hill Companies             Officer (since April 1983) of The McGraw-Hill Companies.  Director of the Holding Company.
1221 Avenue of the Americas
New York, NY 10020
------------------------------------------------------------------------------------------------------------------------------------
William T. Esrey                      Director of  Equitable  since July 1986.  Chairman  (since  April  1990) and Chief  Executive
Sprint Corporation                    Officer (since 1985) of Sprint Corporation.  Director of the Holding Company.
P.O. Box 11315
Kansas City, MO 64112
------------------------------------------------------------------------------------------------------------------------------------

Jean-Rene Fourtou                     Director of Equitable since July 1992.  Chairman and Chief Executive  Officer,  Rhone-Poulenc
Rhone-Poulenc S.A.                    S.A.  since  1986.  Member of the  Supervisory  Board of  AXA-UAP.  Director  of the  Holding
25, Quai Paul Doumer                  Company.
92408 Courbevoie Cedex
France
------------------------------------------------------------------------------------------------------------------------------------
Norman C. Francis                     Director of Equitable since March 1989.  President, Xavier University of Louisiana.
Xavier University of Louisiana
7325 Palmetto Street
New Orleans, LA  70125
------------------------------------------------------------------------------------------------------------------------------------
Donald J. Greene                      Director of Equitable since July 1991.  Partner,  LeBoeuf,  Lamb, Greene & MacRae since 1965.
LeBouef, Lamb, Greene & MacRae        Director of the Holding Company.
125 West 55th Street
New York, NY  10019-4513
------------------------------------------------------------------------------------------------------------------------------------


                                      A-1


------------------------------------------------------------------------------------------------------------------------------------
NAME AND PRINCIPAL                    BUSINESS EXPERIENCE
BUSINESS ADDRESS                      WITHIN PAST FIVE YEARS
------------------------------------------------------------------------------------------------------------------------------------
DIRECTORS (continued)
------------------------------------------------------------------------------------------------------------------------------------
John T. Hartley                       Director of Equitable  since August 1987.  Retired  Chairman and Chief  Executive  Officer of
Harris Corporation                    Harris Corporation (retired since July 1995); previously held  other officerships with Harris
1025 NASA Boulevard                   Corporation.  Director of the Holding Company.
Melbourne, FL  32919
------------------------------------------------------------------------------------------------------------------------------------
John H.F. Haskell, Jr.                Director of Equitable since July 1992.  Managing  Director of Dillon,  Read & Co., Inc. since
Dillon, Read & Co., Inc.              1975 and member of its Board of Directors. Director of the Holding Company.
535 Madison Avenue
New York, NY  10022
------------------------------------------------------------------------------------------------------------------------------------
Mary R. (Nina) Henderson              Director of Equitable  since December 1996.  President of CPC Specialty  Markets Group of CPC
CPC Specialty Markets Group           International,  Inc. since 1993. Prior thereto,  President of CPC Specialty Products and Best
700 Sylvan Avenue                     Foods Exports. Director of the Holding Company
Englewood Cliffs, NJ 07632
------------------------------------------------------------------------------------------------------------------------------------
W. Edwin Jarmain                      Director of Equitable  since July 1992.  President of Jarmain Group Inc. since 1979;  also an
Jarmain Group Inc.                    Officer  or  Director  of  several  affiliated  companies.   Chairman  and  Director  of  FCA
121 King Street West                  International  Ltd.  Director  of various AXA  affiliated  companies.  Previously  held other
Suite 2525, Box 36                    officerships with FCA International. Director of the Holding Company.
Toronto, Ontario M5H 3T9,
Canada
------------------------------------------------------------------------------------------------------------------------------------
G. Donald Johnston, Jr.               Director of Equitable since January 1986. Retired Chairman and Chief Executive  Officer,  JWT
184-400 Ocean Road                    Group, Inc. and J. Walter Thompson Company.
John's Island
Vero Beach, FL  32963
------------------------------------------------------------------------------------------------------------------------------------
Winthrop Knowlton                     Director of Equitable since October 1973.  Chairman of the Board of Knowlton  Brothers,  Inc.
Knowlton Brothers, Inc.               since May 1989; also President of Knowlton  Associates,  Inc. since September 1987;  Director
530 Fifth Avenue                      of the Holding Company.
New York, NY  10036
------------------------------------------------------------------------------------------------------------------------------------
Arthur L. Liman                       Director of Equitable since March 1984.  Partner,  Paul, Weiss,  Rifkind,  Wharton & Garrison
Paul, Weiss, Rifkind,                 since 1966. Director of the Holding Company.
Wharton and Garrison
1285 Avenue of the Americas
New York, NY  10019
------------------------------------------------------------------------------------------------------------------------------------
George T. Lowy                        Director of Equitable since July 1992.  Partner, Cravath, Swaine & Moore since 1965.
Cravath, Swaine & Moore
825 Eighth Avenue
New York, NY  10019
------------------------------------------------------------------------------------------------------------------------------------
Didier Pineau-Valencienne             Director  of  Equitable  since  February  1996.  Chairman  and  Chief  Executive  Officer  of
Schneider S.A.                        Schneider  S.A. since 1981 and Chairman or Director of numerous  subsidiaries  and affiliated
64-70, Avenue Jean-Baptiste Clement   companies of Schneider.  Director of AXA-UAP and the Holding Company.
92646 Boulogne-Billancourt Cedex
France
------------------------------------------------------------------------------------------------------------------------------------
George J. Sella, Jr.                  Director  of  Equitable  since May 1987.  Retired  Chairman  and Chief  Executive  Officer of
P.O. Box 397                          American  Cyanamid  Company  (until  April 1993);  previously  held other  officerships  with
Newton, NJ  07860                     American Cyanamid. Director of the Holding Company.
------------------------------------------------------------------------------------------------------------------------------------
Dave H. Williams                      Director of  Equitable  since March 1991.  Chairman and Chief  Executive  Officer of Alliance
Alliance Capital  Management          since  1977  and  Chairman  or Director of numerous  subsidiaries  and affiliated  companies
Corporation                           of Alliance. Director of the Holding Company.
1345 Avenue of the Americas
New York, NY  10105
------------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------
NAME AND PRINCIPAL                      BUSINESS EXPERIENCE
BUSINESS ADDRESS                        WITHIN PAST FIVE YEARS
------------------------------------------------------------------------------------------------------------------------------------
OFFICERS and DIRECTORS
------------------------------------------------------------------------------------------------------------------------------------
William  T. McCaffrey                   Director,  Senior  Executive  Vice President and Chief  Operating  Officer of Equitable (all
                                        since  February  1996).  Executive Vice  President and Chief  Administrative  Officer (since
                                        February 1994) of the Holding Company.  Director of various Equitable affiliated  companies.
                                        Previously held other officerships with Equitable and its affiliates.
------------------------------------------------------------------------------------------------------------------------------------

Joseph J. Melone                        Chairman, Chief Executive Officer and President of Equitable. Chief Executive Officer of the
                                        Holding  Company since February 1996 and Director and President of the Holding Company since
                                        May 1992. Director of various Equitable and AXA-UAP affiliated companies.
------------------------------------------------------------------------------------------------------------------------------------
OTHER OFFICERS
------------------------------------------------------------------------------------------------------------------------------------

A. Frank Beaz                           Senior Vice President,  Equitable.  Executive Vice President, EQ Financial Consultants, Inc.
                                        ("EQF") (since May 1995). Director, Equitable Realty Assets Corporation since December 1996.
                                        Previously held other officerships with Equitable.
------------------------------------------------------------------------------------------------------------------------------------
Leon B. Billis                          Senior Vice President, Equitable. Previously held other officerships with Equitable.
------------------------------------------------------------------------------------------------------------------------------------
Harvey Blitz                            Senior  Vice  President  and  Deputy  Chief   Financial   Officer,  Equitable.  Senior  Vice
                                        President,  the Holding  Company;  Vice  President and Director,  EQ Advisors  Trust (EQAT);
                                        Chairman of Frontier Trust Company and Director of various Equitable  affiliated  companies.
                                        Previously held other officerships with Equitable and its affiliates.
------------------------------------------------------------------------------------------------------------------------------------
Kevin R. Byrne                          Vice President and Treasurer,  Equitable and the Holding Company; Treasurer,  EquiSource and
                                        Frontier Trust Company.  Vice President and Treasurer,  Equitable Casualty Insurance Company
                                        and EQAT. Previously held other officerships with Equitable and its affiliates.
------------------------------------------------------------------------------------------------------------------------------------
Jerry M. de St. Paer                    Executive Vice President,  Equitable.  Senior  Executive Vice President (since May 1996) and
                                        Chief Financial  Officer (since May 1992) of the Holding  Company.  Executive Vice President
                                        and Chief  Operating  Officer (since  September 1994) of Equitable  Investment  Corporation.
                                        Director of various Equitable  affiliated  companies.  Previously held various  officerships with Equitable and its affiliates.
------------------------------------------------------------------------------------------------------------------------------------
Gordon G. Dinsmore                      Senior Vice  President,  Equitable.  Executive Vice President,  EQF. Vice  President,  EQAT.
                                        Director of other Equitable  affiliated  companies.  Previously held other officerships with
                                        Equitable and its affiliates.

------------------------------------------------------------------------------------------------------------------------------------
Alvin H. Fenichel                       Senior Vice President and  Controller,  Equitable and the Holding  Company.  Previously held other officerships with Equitable and its affiliates.

------------------------------------------------------------------------------------------------------------------------------------
Paul J. Flora                           Senior Vice President and Auditor,  Equitable.  Vice President and Auditor,  Holding Company
                                        (since September 1994). Vice President/Auditor,  National Westminster Bank (November 1984 to
                                        June 1993).

------------------------------------------------------------------------------------------------------------------------------------
Robert E. Garber                        Executive Vice President and General Counsel, Equitable and the Holding Company.  Previously
                                        held other officerships with Equitable and its affiliates.
------------------------------------------------------------------------------------------------------------------------------------
Donald R. Kaplan                        Vice President and Chief Compliance Officer,  Equitable.  Previously held other officerships with Equitable.

------------------------------------------------------------------------------------------------------------------------------------
Michael S. Martin                       Senior Vice President, Equitable. Chairman and Chief Executive Officer, EQF. Vice President,
                                        EQAT and HRT. Director,  Equitable Underwriting and Sales Agency (Bahamas),  Ltd. (since May
                                        1996) and Colorado (since January 1995).  Previously held other  officerships with Equitable and its affiliates.
------------------------------------------------------------------------------------------------------------------------------------
Peter D. Noris                          Executive Vice President and Chief Investment Officer,  Equitable.  Executive Vice President
                                        (since May 1995) and Chief Investment Officer (since July 1995),  Holding Company.  Trustee,
                                        HRT and  President  and  Trustee,  EQAT.  Director of Alliance  and  Equitable  Real Estate.
                                        Executive Vice President EQF. Prior to May 1995, Vice President/Manager, Insurance Companies
                                        Investment  Strategies  Group,  Salomon  Brothers,  Inc. Prior to November 1992, with Morgan
                                        Stanley & Co., Inc., as Principal, Fixed Income Insurance Group.
------------------------------------------------------------------------------------------------------------------------------------


                                                                A-3


------------------------------------------------------------------------------------------------------------------------------------
NAME AND PRINCIPAL                      BUSINESS EXPERIENCE
BUSINESS ADDRESS                        WITHIN PAST FIVE YEARS
------------------------------------------------------------------------------------------------------------------------------------
OTHER OFFICERS (continued)
------------------------------------------------------------------------------------------------------------------------------------
Anthony C. Pasquale                     Senior Vice President, Equitable. Director of Equitable Agri-Business,  Inc. Previously held other officerships with Equitable and its affiliates.

------------------------------------------------------------------------------------------------------------------------------------

Michael J. Rich                         Senior Vice President,  Equitable.  Prior to October 1994,  Vice President of  Underwriting,
                                        John Hancock Mutual Life Insurance Co.

------------------------------------------------------------------------------------------------------------------------------------
Pauline  Sherman                        Company, Vice President,  Secretary and Associate General Counsel, Equitable and the Holding
                                        both since September 1995. Previously held other officerships with Equitable.
------------------------------------------------------------------------------------------------------------------------------------
Samuel B. Shlesinger                    Senior Vice  President  and  Actuary,  Equitable.  Director,  Chairman  and Chief  Executive
                                        Officer,  The  Equitable  of  Colorado,  Inc.  since  1985.  Vice  President,  HRT and EQAT.
                                        Previously held other officerships with Equitable and its affiliates.
------------------------------------------------------------------------------------------------------------------------------------
Jose S. Suquet                          Executive  Vice  President and Chief Agency  Officer,  Equitable,  since August 1994.  Prior thereto, with Equitable as Sales/Agency Manager.
------------------------------------------------------------------------------------------------------------------------------------
Stanley B. Tulin                        Senior  Executive Vice President and Chief  Financial  Officer,  Equitable since April 1996.
                                        Executive Vice President,  Holding Company. Vice President,  EQAT. Prior thereto,  Chairman,
                                        Insurance Consulting and Actuarial Practice, Coopers & Lybrand.
------------------------------------------------------------------------------------------------------------------------------------


COMMUNICATING PERFORMANCE DATA                                      APPENDIX B

In reports or other communications to policyowners or in advertising material, we may describe general economic and market conditions affecting the Separate Account and the Trusts and may compare the performance or ranking of the
Separate Account Funds and the Trusts' portfolios with (1) that of other insurance company separate accounts or mutual funds included in the rankings prepared by Lipper Analytical Services, Inc., Morningstar, Inc. or similar investment services that monitor the performance of insurance company separate accounts or mutual funds, (2) other appropriate indices of investment securities and averages for peer universes of funds, or (3) data developed by us derived from such indices or averages. Advertisements or other communications furnished to present or prospective policyowners may also include evaluations of a Separate Account Fund or Trust portfolio by financial publications that are nationally recognized such as Barron's, Morningstar's Variable Annuities / Life, Business Week, Forbes, Fortune, Institutional Investor, Money, Kiplinger's Personal Finance, Financial Planning, Investment Adviser, Investment Management Weekly, Money Management Letter, Investment Dealers Digest, National Underwriter, Pension & Investments, USA Today, Investor's Daily, The New York Times, The Wall Street Journal, the Los Angeles Times and the Chicago Tribune.

Performance data for peer universes of funds with similar investment objectives are compiled by Lipper Analytical Services, Inc. (Lipper) in its Lipper Variable Insurance Products Performance Analysis Service (Lipper Survey) and Morningstar, Inc. in the Morningstar Variable Annuity / Life Report (Morningstar Report).

The Lipper Survey records performance data as reported to it by over 800 funds underlying variable annuity and life insurance products. The Lipper Survey divides these actively managed funds into 25 categories by portfolio objectives. The Lipper Survey contains two different universes, which differ in terms of the types of fees reflected in performance data. The "Separate Account" universe reports performance data net of investment management fees, direct operating expenses and asset-based charges applicable under variable insurance and annuity contracts. The "Mutual Fund" universe reports performance net only of investment management fees and direct operating expenses, and therefore reflects asset-based charges that relate only to the underlying mutual fund.

The Morningstar Report consists of over 700 variable life and annuity funds, all of which report their data net of investment management fees, direct operating expenses and separate account level charges.

LONG-TERM  MARKET TRENDS

As a tool for understanding how different investment strategies may affect long-term results, it may be useful to consider the historical returns on different types of assets. The following chart presents historical return trends for various types of securities. The information presented, while not directly related to the performance of the Funds of the Separate Account or the Trusts' portfolios, may help to provide a perspective on the potential returns of different asset classes over different periods of time. By combining this information with your knowledge of your own financial needs, you may be able to better determine how you wish to allocate your Incentive Life Plus premiums.

Historically, the investment performance of common stocks over the long term has generally been superior to that of long or short-term debt securities, although common stocks have been subject to more dramatic changes in value over short periods of time. The Common Stock Fund of the Separate Account may, therefore, be a desirable selection for policyowners who are willing to accept such risks. Policyowners who have a need to limit short-term risk, may find it preferable to allocate a smaller percentage of their net premiums to those funds that invest primarily in common stock. Any investment in securities, whether equity or debt, involves varying degrees of potential risk, in addition to offering varying degrees of potential reward.

The chart on page B-2 illustrates the average annual compound rates of return over selected time periods between December 31, 1926 and December 31, 1996 for common stocks, long-term government bonds, long-term corporate bonds, intermediate-term government bonds and Treasury Bills. The Consumer Price Index is shown as a measure of inflation for comparison purposes. The average annual returns assume the reinvestment of dividends, capital gains and interest.

The information presented is an historical record of unmanaged groups of securities and is neither an estimate nor a guarantee of future results. In addition, investment management fees and expenses and charges associated with a variable life insurance policy, are not reflected.

The rates of return illustrated do not represent returns of the Separate Account or the Trusts and do not constitute a representation that the performance of the Separate Account Funds or the Trusts' portfolios will correspond to rates of return such as those illustrated in the chart. For a comparative illustration of performance results of The Hudson River Trust, see page B-1 of the HRT prospectus. For a comparative illustration of performance results of certain public mutual funds which are similar to the EQAT portfolios and managed by EQAT's Advisers, see page A-1 of the EQAT prospectus.

                                                   AVERAGE ANNUAL RATES OF RETURN

FOR THE
FOLLOWING                                       LONG-TERM        LONG-TERM      INTERMEDIATE-        U.S.           CONSUMER
PERIODS ENDING                  COMMON         GOVERNMENT        CORPORATE       TERM GOV'T        TREASURY           PRICE
12/31/96:                       STOCKS            BONDS            BONDS            BONDS            BILLS            INDEX
--------                        ------            -----            -----            -----            -----            -----
 1 year..................        23.07%           -0.93%            1.40%            2.10%            5.21%            3.58%
 3 years.................        19.66             6.36             6.72             4.19             4.90             2.93
 5 years.................        15.20             8.98             8.52             6.17             4.22             2.89
10 years.................        15.28             9.39             9.48             7.77             5.46             3.70
20 years.................        14.55             9.54             9.71             9.14             7.28             5.15
30 years.................        11.85             7.75             8.24             8.27             6.73             5.39
40 years.................        11.18             6.51             6.99             7.08             5.80             4.47
50 years.................        12.59             5.33             5.76             5.89             4.89             4.08
60 years.................        11.19             5.06             5.38             5.32             4.10             4.13
Since 1926...............        10.71             5.08             5.64             5.21             3.74             3.12
Inflation Adjusted
Since 1926...............         7.36             1.90             2.44             2.02             0.60

----------------------------
*Source: Ibbotson, Roger G. and Rex A. Sinquefield, STOCKS, BONDS, BILLS, AND INFLATION (SBBI), 1982, updated in STOCKS, BONDS, BILLS, AND INFLATION 1997 YEARBOOK,(TM) Ibbotson Associates, Inc., Chicago. All rights reserved.

Common Stocks (S&P 500) -- Standard and Poor's Composite Index, an unmanaged weighted index of the stock performance of 500 industrial, transportation, utility and financial companies.

Long-term Government Bonds -- Measured using a one-bond portfolio constructed each year containing a bond with approximately a twenty year maturity and a reasonably current coupon.

Long-term Corporate Bonds -- For the period 1969 - 1996, represented by the Salomon Brothers Long-Term, High-Grade Corporate Bond Index; for the period 1946
- 1968, the Salomon Brothers' Index was backdated using Salomon Brothers' monthly yield data and a methodology similar to that used by Salomon for 1969 - 1996; for the period 1926 - 1945, the Standard and Poor's monthly High-Grade Corporate Composite yield data were used, assuming a 4 percent coupon and a twenty-year maturity.

Intermediate-term   Government  Bonds  --  Measured  by  a  one-bond   portfolio
constructed each year containing a bond with approximately a five-year maturity.

U.S. Treasury Bills -- Measured by rolling over each month a one-bill portfolio containing, at the beginning of each month, the bill having the shortest maturity not less than one month.

Inflation -- Measured by the Consumer Price Index for all Urban Consumers (CPI-U), not seasonally adjusted.

                                  SURVIVORSHIP
                                      2000

                          Prospectus Dated May 1, 1997

        Survivorship 2000 is a flexible premium joint survivorship variable life insurance policy issued by The Equitable Life Assurance Society of the United States (Equitable).


        You may decide the amount of premiums to invest and when, within limits. Other than the initial premium, there are no required premiums (however, under certain conditions, additional premiums may be needed to keep the policy in effect). Net premiums are deposited in a Policy Account. Policy Account values increase or decrease with investment experience and reflect certain deductions and charges. You may allocate your Policy Account value to a guaranteed fixed return and the following twenty-four investment portfolios:



                                                        INVESTMENT PORTFOLIOS
 -----------------------------------------------------------------------------------------------------------------------------------
         FIXED INCOME SERIES:                                    EQUITY SERIES:                            ASSET ALLOCATION SERIES:
 -------------------------------  -------------------------------------------------------------------- -----------------------------

 Domestic Fixed Income            Domestic Equity                  International Equity                o   Alliance Conservative
 ---------------------            ---------------                  --------------------                      Investors
     o  Alliance Money Market       o  T. Rowe Price Equity           o  Alliance Global               o   EQ/Putnam Balanced
     o  Alliance Intermediate          Income                         o  Alliance International        o   Alliance Balanced
        Government Securities       o  EQ/Putnam Growth &             o  T. Rowe Price                 o   Alliance Growth Investors
     o  Alliance Quality Bond          Income Value                      International Stock           o   Merrill Lynch World
 Aggressive Fixed Income            o  Alliance Growth &              o  Morgan Stanley Emerging           Strategy
     o  Alliance High Yield            Income                            Markets Equity (available
                                    o  Alliance Equity Index             on or about Sept. 2, 1997)
                                    o  Merrill Lynch Basic          Aggressive Equity
                                       Value Equity                   o  Alliance Aggressive Stock
                                    o  Alliance Common Stock          o  Warburg Pincus Small
                                    o  MFS Research                      Company Value
                                                                      o  Alliance Small Cap
                                                                         Growth
                                                                      o  MFS Emerging Growth
                                                                         Companies



        We do not guarantee the investment performance of these investment portfolios, which involve varying degrees of risk.

        Survivorship 2000 provides life insurance coverage on two insureds, with a death benefit payable when the last surviving insured person dies while the policy is in effect. You may choose either a fixed benefit equal to the Face Amount of the policy or a variable benefit equal to the Face Amount plus the Policy Account. You can reduce the Face Amount and change the death benefit option, within limits.

        The policy may go into default if the Net Cash Surrender Value (Policy Account value less any loan and accrued loan interest) is insufficient to pay the policy's monthly deductions. When this condition exists, we guarantee that the policy will remain in-force under the death benefit guarantee provision (if available) as long as the accumulated premiums you've paid, less withdrawals, are at least equal to a guaranteed minimum death benefit premium fund and any policy loan does not exceed the Cash Surrender Value (Policy Account value). Otherwise, your policy will end without value unless you make a required payment.

        Ask your Equitable agent to determine if changing, or adding to, your existing insurance coverage with Survivorship 2000 would be to your advantage. You may examine the policy for a limited period after your initial payment and if you are not satisfied for any reason, you may return the policy for a full refund of premiums paid.


        PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. THIS PROSPECTUS CONTAINS INFORMATION THAT SHOULD BE KNOWN BEFORE INVESTING IN SURVIVORSHIP 2000. THIS PROSPECTUS IS NOT VALID UNLESS IT IS ATTACHED TO CURRENT PROSPECTUSES FOR BOTH THE HUDSON RIVER TRUST AND THE EQ ADVISORS TRUST.


        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   Copyright 1997 The Equitable Life Assurance Society of the United States.
                              All rights reserved.

EVM-115 CAT. NO. 12796

                                TABLE OF CONTENTS




                                                                            PAGE


SUMMARY OF SURVIVORSHIP 2000 FEATURES..........................................1


PART 1 --   DETAILED INFORMATION ABOUT EQUITABLE AND
             SURVIVORSHIP 2000 INVESTMENT CHOICES..............................7
             THE COMPANY THAT ISSUES SURVIVORSHIP 2000.........................7
             THE SEPARATE ACCOUNT AND THE TRUSTS...............................7
                The Separate Account...........................................7
                The Trusts.....................................................7
                The HRT's Investment Adviser...................................8
                The EQAT's Manager and Investment Advisers.....................8
                Investment Policies Of The Trusts' Portfolios..................8
             THE GUARANTEED INTEREST ACCOUNT..................................10
                Amounts In The Guaranteed Interest Account....................11
                Adding Interest In The Guaranteed Interest Account............11
                Transfers Out Of The Guaranteed Interest Account..............11

PART 2 --   DETAILED INFORMATION ABOUT SURVIVORSHIP 2000......................11
             FLEXIBLE PREMIUMS................................................11
             DEATH BENEFITS...................................................12
             CHANGES IN INSURANCE PROTECTION..................................13
                Reducing The Face Amount......................................13
                Changing The Death Benefit Option.............................13
                When Policy Changes Go Into Effect............................13
             MATURITY BENEFITS................................................13
             LIVING BENEFIT OPTION............................................13
             ADDITIONAL BENEFITS MAY BE AVAILABLE.............................14
             YOUR POLICY ACCOUNT VALUE........................................14
                Amounts In The Separate Account...............................14
                How We Determine The Unit Value...............................14
                Transfers Of Policy Account Value.............................14
                Automatic Transfer Service....................................15
                Telephone Transfers...........................................15
                Charge For Transfers..........................................15
             BORROWING FROM YOUR POLICY ACCOUNT...............................15
                How To Request A Loan.........................................15
                Policy Loan Interest..........................................15
                When Interest Is Due..........................................16
                Repaying The Loan.............................................16
                The Effects Of A Policy Loan..................................16
             PARTIAL WITHDRAWALS AND SURRENDER................................16
                Partial Withdrawals...........................................16
                Allocation Of Partial Withdrawals And Charges.................16
                The Effects Of A Partial Withdrawal...........................16
                Surrender For Net Cash Surrender Value........................17
             DEDUCTIONS AND CHARGES...........................................17
                Deductions From Your Premiums.................................17
                Deductions From Your Policy Account...........................17

                                                                            PAGE

             DEDUCTIONS AND CHARGES (CONTINUED)
                How Policy Account Charges Are Allocated......................18
                Charge Against The Separate Account...........................18
                Charges Of The Trusts.........................................18
             ADDITIONAL INFORMATION ABOUT SURVIVORSHIP 2000...................19
                Your Policy Can Terminate.....................................19
                You May Restore A Policy After It Terminates..................19
                Policy Periods, Anniversaries, Dates And Ages.................19
             TAX EFFECTS......................................................20
                Policy Proceeds...............................................20
                Policy Terminations...........................................21
                Living Benefits...............................................21
                Diversification...............................................21
                Riders........................................................21
                Policy Changes................................................21
                Tax Changes...................................................22
                Estate And Generation Skipping Taxes..........................22
                Our Taxes.....................................................22
                When We Withhold Income Taxes.................................22

PART 3 --   ADDITIONAL INFORMATION............................................22
             YOUR VOTING PRIVILEGES...........................................22
                Trust Voting Privileges.......................................22
                How We Determine Your Voting Shares...........................22
                Separate Account Voting Rights................................23
             OUR RIGHT TO CHANGE HOW WE OPERATE...............................23
             OUR REPORTS TO POLICYOWNERS......................................23
             LIMITS ON OUR RIGHT TO CHALLENGE THE POLICY......................23
             YOUR PAYMENT OPTIONS.............................................23
             YOUR BENEFICIARY.................................................24
             ASSIGNING YOUR POLICY............................................24
             WHEN WE PAY POLICY PROCEEDS......................................24
             DIVIDENDS........................................................24
             REGULATION.......................................................24
             SPECIAL CIRCUMSTANCES............................................24
             DISTRIBUTION.....................................................24
             LEGAL PROCEEDINGS................................................25
             ACCOUNTING AND ACTUARIAL EXPERTS.................................25
             ADDITIONAL INFORMATION...........................................25
             MANAGEMENT.......................................................26

PART 4 --  ILLUSTRATIONS OF POLICY BENEFITS...................................30
             INDIVIDUAL ILLUSTRATIONS.........................................30

SEPARATE ACCOUNT FP FINANCIAL STATEMENTS...................................FSA-1

EQUITABLE FINANCIAL STATEMENTS...............................................F-1

APPENDIX A -- COMMUNICATING PERFORMANCE DATA.................................A-1
              LONG-TERM MARKET TRENDS........................................A-1




--------------------------------------------------------------------------------
In this prospectus "we", "our" and "us" mean Equitable, a New York stock life insurance company. "You" and "your" mean the owner(s) of the policy. We refer to the persons who are covered by the policy as the "insured persons", because the insured persons and the policyowner(s) may not be the same. Unless indicated otherwise, the discussion in this prospectus assumes that there is no policy loan outstanding and that the policy is not in a grace period.

THE POLICY IS NOT AVAILABLE IN ALL JURISDICTIONS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. EQUITABLE DOES NOT AUTHORIZE ANY INFORMATION OR REPRESENTATIONS REGARDING THE OFFERING DESCRIBED IN THIS PROSPECTUS OTHER THAN AS CONTAINED IN THIS PROSPECTUS OR ANY ATTACHED SUPPLEMENT THERETO OR IN ANY SUPPLEMENTAL SALES MATERIAL AUTHORIZED BY EQUITABLE.

                      SUMMARY OF SURVIVORSHIP 2000 FEATURES

THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE TERMS OF THE POLICY WHEN ISSUED AND THE MORE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS (SEE TABLE OF CONTENTS ON OPPOSITE PAGE).

INVESTMENT FEATURES

FLEXIBLE PREMIUMS


o Premiums may be invested whenever and in whatever amount you determine, within limits. Other than the initial premium, there are no scheduled or required premium payments (however, under certain conditions, additional premiums may be needed to keep a policy in effect). See FLEXIBLE PREMIUMS on page 11.


POLICY ACCOUNT


o After certain charges are deducted from your premium payment, the balance, called your net premium, is put in your Policy Account. Net premiums can be allocated to a Guaranteed Interest Account and to one or more funds of Equitable's Separate Account FP (each a Fund, and together, the Funds or the Separate Account). The Funds invest in corresponding portfolios of The Hudson River Trust (HRT), or the EQ Advisors Trust (EQAT), each of which is a mutual fund. Subject to certain conditions, you have access to the Policy Account value through loans, partial withdrawals or by surrendering the policy. You may also adjust your allocation to the various investment options by changing your allocation percentages or by making transfers among the Funds and the Guaranteed Interest Account. If the policy is owned by two or more persons, we will require authorization from each owner before taking any action under the policy.

o REQUESTS FOR TRANSFERS OUT OF THE GUARANTEED INTEREST ACCOUNT CAN ONLY BE MADE ON OR WITHIN 30 DAYS OF A POLICY ANNIVERSARY. SUCH TRANSFERS WILL BE EFFECTIVE AS OF THE DATE WE RECEIVE YOUR REQUEST, BUT NO EARLIER THAN THE POLICY ANNIVERSARY. TRANSFERS INTO THE GUARANTEED INTEREST ACCOUNT AND AMONG THE FUNDS MAY BE REQUESTED AT ANY TIME. Transfers are subject to the rules discussed under TRANSFERS OUT OF THE GUARANTEED INTEREST ACCOUNT on page 11 and TRANSFERS OF POLICY ACCOUNT VALUE on page 14.


o There is no minimum guaranteed cash value for amounts allocated to the Funds. The value of amounts allocated to the Guaranteed Interest Account will depend on deductions from that Account and on the interest rates declared each year by Equitable (4% minimum, before deductions).

REDEMPTION


o Loans may be taken against 90% of a policy's Cash Surrender Value (equal to the Policy Account value) subject to certain conditions. Loan interest accrues daily at a rate determined annually. Currently, amounts set aside to secure the loan earn interest at a rate 1% lower than the rate charged for policy loan interest. See BORROWING FROM YOUR POLICY ACCOUNT on page 15.


o Partial withdrawals of Net Cash Surrender Value may be taken after the first policy year, subject to our approval and certain conditions. See PARTIAL WITHDRAWALS AND SURRENDER on page 16.


o The policy may be surrendered for its Net Cash Surrender Value (Policy Account value less any loan and accrued loan interest), less any lien securing a Living Benefit payment, at which time insurance coverage will end.

INSURANCE PROTECTION FEATURES

DEATH BENEFITS

o   Option A, a fixed benefit equal to the policy's Face Amount.

o Option B, a variable benefit that equals the Face Amount plus the Policy Account.


o In some cases a higher death benefit may apply in order to meet Federal income tax law requirements. See DEATH BENEFITS on page 12.

o After the first year, you may reduce the Face Amount or change the death benefit option, within limits. The minimum Face Amount is $200,000. See CHANGES IN INSURANCE PROTECTION on page 13.


o The death benefit is payable when the last surviving insured person dies while the policy is in effect.

DEATH BENEFIT GUARANTEE


o The death benefit is guaranteed if the amount of premiums you've paid, accumulated at 4% interest, less withdrawals, also accumulated at 4% interest, is at least equal to a guaranteed minimum death benefit premium fund and any policy loan does not exceed the Cash Surrender Value (Policy Account Value). The death benefit guarantee is not available in some jurisdictions, including New York and New Jersey. You should check with your Equitable Agent to determine whether the guaranteed minimum death benefit is available in your state. See DEATH BENEFITS on page 12.


MATURITY BENEFITS


o A maturity benefit equal to the Net Cash Surrender Value, less any lien securing a Living Benefit payment and accrued interest, is payable on the policy anniversary nearest the younger insured person's 100th birthday, if either or both of the insured persons are still living on that date. See MATURITY BENEFITS on page 13.

LIVING BENEFIT


o The Living Benefit rider enables the policyowner to receive a portion of the policy's death benefit (excluding death benefits payable under certain riders) if the sole surviving insured has a terminal illness. The Living Benefit rider will be added to most policies at issue for no additional cost. See LIVING BENEFIT OPTION on page 13.


ADDITIONAL BENEFITS


o Estate Protector, Option to Split Upon Divorce and Option to Split Upon Federal Tax Law Change riders are available. See ADDITIONAL BENEFITS MAY BE AVAILABLE on page 14.


DEDUCTIONS AND CHARGES


FROM PREMIUMS (See DEDUCTIONS FROM YOUR PREMIUMS on page 17.)


o Charge for taxes imposed by states and other jurisdictions. Such charges currently range between .75% and 5% (Virgin Islands).

o Premium Sales Charge in the first policy year equal to 30% of premiums paid up to one "target premium" and 3% of premiums paid in excess of the target premium in that year. The Premium Sales Charge in each subsequent policy year is equal to 7.5% of premiums paid up to one target premium (6% for certain combinations of insured persons) and 3% of premiums paid on any excess over the target premium in each year. Equitable currently intends to stop deducting this charge at the end of the twentieth policy year. See DEDUCTIONS FROM YOUR PREMIUMS on page 17 for a detailed discussion, including an explanation of "target premium."

FROM THE POLICY ACCOUNT (See DEDUCTIONS FROM YOUR POLICY ACCOUNT on page 17.)


o Monthly administrative charge of $0.07 per $1,000 of Face Amount during the first policy year, plus a current monthly administrative charge of $6 during each policy year. We may increase this latter charge, but we guarantee that it will never exceed $8 per month.

o Current monthly cost of insurance rates for standard risk insureds range from less than $0.01 per thousand of net amount at risk at the youngest ages to $83.33 per thousand of net amount at risk at the oldest ages (age 99 of each insured). The net amount at risk is the difference between the Policy Account value and the current death benefit. Guaranteed cost of insurance rates for standard risk insureds range from less than $0.01 (youngest ages) to $83.33 (oldest ages).

o   Monthly charge for any additional insurance benefits.

o   Certain policy transactions will result in the following charges:

    o Transfers -- Currently, we charge $25 per transfer after the twelfth transfer in a policy year. We reserve the right to charge $25 per transfer.

    o Partial Withdrawals -- An expense charge of $25 or 2% of the amount requested, whichever is less, is made for each partial withdrawal.

o Monthly guaranteed minimum death benefit charge equal to $0.01 per $1,000 of Face Amount for policies with a guaranteed minimum death benefit provision.


FROM THE SEPARATE ACCOUNT (See CHARGE AGAINST THE SEPARATE ACCOUNT on page 18.)


o   Charge for certain mortality and expense risks of .90% per annum.

FROM THE TRUSTS


o The Separate Account Funds purchase Class IA shares of corresponding portfolios of the HRT or Class IB shares of corresponding portfolios of the EQAT at net asset value. That price reflects investment management fees, any Rule 12b-1 distribution fees, indirect expenses, such as brokerage commissions, and certain other operating expenses.

    The Hudson River Trust. Effective May 1, 1997, a new investment advisory agreement relating to each of the HRT portfolios was entered into between HRT and Alliance, HRT's Investment Adviser. The table below shows (i) the investment management fees paid by the HRT in 1996 and (ii) other expenses deducted from HRT assets in 1996, both restated to reflect the fees and other expenses that would have been paid by the portfolios if the present investment advisory agreement had been in effect as of January 1, 1996. These restated fees and expenses are based on average net assets for 1996. For actual investment management fees and other expenses paid by HRT in 1996, see the HRT prospectus. Investment management fees may increase or decrease based on the level of portfolio net assets. These fees are subject to maximum rates, as described in the attached HRT prospectus. Other HRT expenses are likely to fluctuate from year to year. Both investment management fees and other expenses are expressed in the table below as an annual percentage of each portfolio's daily average net assets:




                                                      1996 FEES AND EXPENSES RESTATED AS IF SUBJECT TO 1997 ADVISORY AGREEMENT
                                                ------------------------------------------------------------------------------------

                                                            RESTATED 1996            RESTATED 1996              RESTATED 1996
          HRT PORTFOLIO                                    MANAGEMENT FEE           OTHER EXPENSES             TOTAL EXPENSES
          --------------------------------------------------------------------------------------------------------------------------

          Alliance Money Market                                  0.35%                     0.04%                     0.39%
          Alliance Intermediate Govt. Securities                 0.50%                     0.09%                     0.59%
          Alliance Quality Bond                                  0.53%                     0.05%                     0.58%
          Alliance High Yield                                    0.60%                     0.06%                     0.66%
          Alliance Growth & Income                               0.55%                     0.05%                     0.60%
          Alliance Equity Index                                  0.33%                     0.05%                     0.38%
          Alliance Common Stock                                  0.38%                     0.03%                     0.41%
          Alliance Global                                        0.65%                     0.08%                     0.73%
          Alliance International                                 0.90%                     0.18%                     1.08%
          Alliance Aggressive Stock                              0.55%                     0.03%                     0.58%
          Alliance Small Cap Growth*                             0.90%**                   0.10%***                  1.00%***
          Alliance Conservative Investors                        0.48%                     0.07%                     0.55%
          Alliance Balanced                                      0.42%                     0.05%                     0.47%
          Alliance Growth Investors                              0.53%                     0.06%                     0.59%

          ----------------------------------------------

          *Commenced operations on May 1, 1997.  **Maximum management fee payable.  ***Estimated 1997 expenses.

EQ Advisors Trust. The table below shows (i) the annual rates payable by the EQAT for management fees in 1997, (ii) Rule 12b-1 distribution fees and (iii) other estimated expenses to be deducted from EQAT assets in 1997. Other EQAT expenses are likely to fluctuate from year to year. The management fees are not subject to any reduction based on the level of portfolio net assets. The management fees, 12b-1 fees and other expenses are expressed in the table below as an annual percentage of each portfolio's daily average net assets:


                                                                                         ESTIMATED 1997           ESTIMATED 1997
    EQAT PORTFOLIO                                1997 MANAGEMENT FEE     12B-1 FEES     OTHER EXPENSES*          TOTAL EXPENSES
------------------------------------------------------------------------------------------------------------------------------------

    T. Rowe Price Equity Income                          0.55%              0.25%             0.05%                   0.85%
    EQ/Putnam Growth & Income Value                      0.55%              0.25%             0.05%                   0.85%
    Merrill Lynch Basic Value Equity                     0.55%              0.25%             0.05%                   0.85%
    MFS Research                                         0.55%              0.25%             0.05%                   0.85%
    T. Rowe Price International Stock                    0.75%              0.25%             0.20%                   1.20%
    Morgan Stanley Emerging Markets Equity               1.15%              0.25%             0.35%                   1.75%
    Warburg Pincus Small Company Value                   0.65%              0.25%             0.10%                   1.00%
    MFS Emerging Growth Companies                        0.55%              0.25%             0.05%                   0.85%
    EQ/Putnam Balanced                                   0.55%              0.25%             0.10%                   0.90%
    Merrill Lynch World Strategy                         0.70%              0.25%             0.25%                   1.20%

    ------------------------------------------
    * After fee waivers or assumptions by EQAT's Manager pursuant to an expense limitation agreement. See the attached EQAT prospectus.


VARIATIONS

o Equitable is subject to the insurance laws and regulations in every jurisdiction in which Survivorship 2000 is sold. As a result, the terms of Survivorship 2000 may vary from jurisdiction to jurisdiction. The terms of Survivorship 2000 may also vary where special circumstances result in a reduction in our costs.

ADDITIONAL INFORMATION

CANCELLATION RIGHT

o You have the right to examine the policy. If for any reason you are not satisfied with it, you may cancel the policy within the time limit described below. You may cancel the policy by sending it to our Administrative Office with a written request to cancel. Insurance coverage ends when you send your request.

o Your request to cancel the policy must be postmarked no later than 10 days after you receive the policy.

o If you cancel the policy, we will refund the premiums you paid. In certain cases where the policy was purchased as a result of an exchange of an existing life insurance policy, we may reinstate the prior policy. The cancellation right may vary in certain states. There may be income tax and withholding implications associated with cancellation.

DEFAULT AND TERMINATION


o If the Net Cash Surrender Value is insufficient to pay the policy's monthly deductions the policy will go into default unless the operation of the policy's guaranteed minimum death benefit provision results in a waiver of the monthly deductions. In order to benefit from the guaranteed minimum death benefit provision, accumulated premiums you've paid, less withdrawals, must be at least equal to a guaranteed minimum death benefit premium fund and any policy loan must not exceed the Cash Surrender Value. The guaranteed death benefit provision is not available in some jurisdictions, including New York and New Jersey. If the policy goes into default, it will terminate without value unless you make a required payment. See YOUR POLICY CAN TERMINATE on page 19.

o You will be notified if a default occurs and given the opportunity to maintain the policy in force by paying the amount specified in the notice. You may be able to restore a terminated policy within a limited time period, but this will require additional evidence of insurability. See YOU MAY RESTORE A POLICY AFTER IT TERMINATES on page 19.

TAX EFFECTS

o Generally, under current Federal income tax law, death benefits are not subject to income tax and Policy Account earnings are not subject to income tax so long as they remain in the Policy Account. Loans, partial withdrawals, surrender, maturity or policy termination may result in recognition of income for tax purposes. See TAX EFFECTS on page 20.


                           RATES OF RETURN OF THE HRT

The rates of return shown in the table below are based on the actual investment performance of The Hudson River Trust Portfolios (other than the Alliance Small Cap Growth Portfolio), after deduction for investment management fees and direct operating expenses of the Trust, for periods ending December 31, 1996. The historical performance of the Alliance Common Stock and Alliance Money Market
Portfolios for periods prior to March 22, 1985, when these funds were managed separate accounts and subject to a different fee structure, has been restated to reflect the investment management fees and estimated direct operating expenses that commenced on that date. The Alliance Common Stock Portfolio and its predecessors have been in existence since 1976. No shares of the Alliance Small Cap Growth Portfolio were outstanding as of December 31, 1996.

The HRT yields shown below are derived from the actual rate of return of the HRT portfolio for the period, which is then adjusted to omit capital changes in the portfolio during the period. We show the SEC standardized 7-day yield for the Alliance Money Market Portfolio and 30-day yield for the Alliance Intermediate Government Securities, Alliance Quality Bond and Alliance High Yield Portfolios.

These rates of return and yields are not illustrative of how actual investment performance would affect the benefits under your policy. Moreover, these rates of return and yields are not an estimate or guarantee of future performance.

THESE RATES OF RETURN AND YIELDS ARE FOR THE HRT ONLY AND DO NOT REFLECT THE ADMINISTRATIVE AND COST OF INSURANCE CHARGES, SALES CHARGES, TAX CHARGES AND THE MORTALITY AND EXPENSE RISK CHARGE APPLICABLE UNDER A SURVIVORSHIP 2000 POLICY. SUCH CHARGES WOULD REDUCE THE RETURNS AND YIELDS SHOWN. SEE ILLUSTRATIONS OF SURVIVORSHIP 2000 POLICY ACCOUNT AND CASH SURRENDER VALUES BASED ON HISTORICAL INVESTMENT RESULTS BELOW.


                                                                        RATES OF RETURN FOR PERIODS ENDING DECEMBER 31, 1996
                                                                 -------------------------------------------------------------------
                                                        SEC
    HRT PORTFOLIO                                      YIELDS   1 YEAR   3 YEARS   5 YEARS   10 YEARS  20 YEARS  SINCE INCEPTION(A)
                                                      ------------------------------------------------------------------------------
    The Fixed Income Series:
    Alliance Money Market.............................  5.18%     5.33%   5.03%    4.31%     5.90%        --             7.28%
    Alliance Intermediate Government Securities.......  5.60      3.78    3.99     5.60        --         --             6.95
    Alliance Quality Bond.............................  5.94      5.36    5.38      --         --         --             4.79
    Alliance High Yield............................... 10.65     22.89   12.73    14.66        --         --            11.41

    The Equity Series:
    Alliance Growth & Income..........................           20.09   14.00      --         --         --            12.77
    Alliance Equity Index.............................           22.39   --         --         --         --            20.25
    Alliance Common Stock.............................           24.28   17.22    15.72     15.83       15.49%          15.22
    Alliance Global...................................           14.60   12.74    13.50        --         --            11.70
    Alliance International............................            9.82   --         --         --         --            12.14
    Alliance Aggressive Stock.........................           22.20   15.66    11.83     18.60         --            20.22

    The Asset Allocation Series:
    Alliance Conservative Investors...................            5.21    6.70     7.32        --         --             9.03
    Alliance Balanced.................................           11.68    7.15     6.06     10.38         --            12.05
    Alliance Growth Investors.........................           12.61   11.29    10.76        --         --            15.57

    -----------------

    (a) The Alliance  International  Portfolio received its initial funding on April 3, 1995; the Alliance Equity Index Portfolio on
        March 1, 1994;  the  Alliance  Growth & Income and  Alliance  Quality  Bond  Portfolios  on  October 1, 1993;  the  Alliance
        Intermediate  Government Securities Portfolio on April 1, 1991; the Alliance Conservative  Investors and the Alliance Growth
        Investors Portfolios on October 2, 1989; the Alliance Global Portfolio on August 27, 1987; the Alliance High Yield Portfolio
        on January 2, 1987; the Alliance  Aggressive Stock and Alliance Balanced  Portfolios on January 27, 1986; the predecessor of the Alliance Money Market  Portfolio on July 13, 1981; and the predecessor of the Alliance Common Stock Portfolio on January
        13, 1976.

Additional investment performance information appears in the attached HRT prospectus.

NEW PORTFOLIOS. The EQAT portfolios and the Alliance Small Cap Growth Portfolio of the HRT commenced operations beginning May 1, 1997. Therefore, no actual historical rates of return for these portfolios are available. For investment performance of public mutual funds (or combinations thereof) advised by the same EQAT or HRT Investment Adviser that have investment objectives, policies, strategies and risks that their advisers believe to be substantially similar to those of corresponding portfolios of the EQAT or HRT, see the respective EQAT or HRT prospectus, attached to this prospectus. Such results are intended to show a potential investor the past results of a similar style of investment management and are not intended to be a substitute for actual performance, nor are such results an estimate or guarantee of future results for the EQAT or Alliance Small Cap Growth Portfolios. Keep in mind that such results do not reflect the deductions and charges under your policy, which, if applied, would reduce the returns shown.

ILLUSTRATIONS OF CASH SURRENDER VALUES BASED ON HISTORICAL INVESTMENT RESULTS. The table on the next page was developed to demonstrate how the actual investment experience of the HRT and its predecessors would have affected the Cash Surrender Value of hypothetical Survivorship 2000 policies held for specified periods of time. The table illustrates premiums and Cash Surrender Values of thirteen hypothetical Survivorship 2000 policies, each with a 100% premium allocation to a different Fund. The illustration also assumes that the insureds are a standard risk 55-year-old male and a standard risk 50-year-old female, both non-smokers, and that each policy has a level death benefit, a $1,000,000 face amount and a $13,580 annual premium. The table does not reflect any allocation to any of the EQAT portfolios or the Alliance Small Cap Growth Portfolio because those portfolios had not commenced operations prior to May 1, 1997.

The table assumes that each policy was purchased on the first day of a calendar year. For Trust portfolios whose inception dates fall before June 30, the policy is assumed to have been purchased at the beginning of, and earned the actual return over, that entire calendar year of inception. For Trust portfolios whose inception dates fall after June 30, the policy is assumed to have been purchased at the beginning of the first full calendar year of that portfolio's operation. The table then illustrates what the Cash Surrender Value would have been after one policy year, after five policy years, after 10 policy years and as of December 31, 1996.


                             ILLUSTRATIONS OF SURVIVORSHIP 2000 POLICY ACCOUNT AND CASH SURRENDER VALUES
                         BASED ON HISTORICAL INVESTMENT RESULTS, $1,000,000 OF INITIAL INSURANCE PROTECTION
                                                       AND CURRENT CHARGES(1)

                                                     MALE AGE 55 / FEMALE AGE 50
                                                         STANDARD NON-SMOKER

                                   ASSUMED POLICY                  AT THE END OF                                AT THE END OF
                                  PURCHASE DATE(2)             THE FIRST POLICY YEAR                        THE FIFTH POLICY YEAR
                                  -------------------  --------------------------------------      ---------------------------------

                                                            TOTAL           POLICY ACCOUNT              TOTAL        POLICY ACCOUNT
                                    BEGINNING OF           PREMIUM          VALUE AND CASH             PREMIUM       VALUE AND CASH
PORTFOLIO                              YEAR:                PAID           SURRENDER VALUE               PAID        SURRENDER VALUE
------------                      -------------------  ---------------  ---------------------     ----------------------------------

THE FIXED INCOME SERIES:
---------------------------


Alliance Money Market.............      1982              $13,580                $ 9,210              $67,900           $  69,295
Alliance Int. Gov't Securities....      1991               13,580                  9,132               67,900              65,623
Alliance Quality Bond.............      1994               13,580                  7,606                  --                 --
Alliance High Yield...............      1987               13,580                  8,450               67,900              71,624

THE EQUITY SERIES:
--------------------
Alliance Growth & Income..........      1994               13,580                  8,012                  --                --
Alliance Equity Index.............      1994               13,580                  8,215                  --                --
Alliance Common Stock.............      1976               13,580                  8,883               67,900             103,137
Alliance Global...................      1988               13,580                  8,997               67,900              71,608
Alliance International............      1995               13,580                  9,095                  --                --
Alliance Aggressive Stock.........      1986               13,580                 11,037               67,900              85,489

THE ASSET ALLOCATION SERIES:
----------------------------
Alliance Conservative Investors...      1990               13,580                  8,614               67,900              63,299
Alliance Balanced.................      1986               13,580                 10,521               67,900              73,063
Alliance Growth Investors.........      1990               13,580                  8,979               67,900              73,021



                                                           AT THE END OF                         FROM POLICY PURCHASE THROUGH
                                                        THE TENTH POLICY YEAR                           DECEMBER 31, 1996
                                         ----------------------------------------      ----------------------------------------

                                                TOTAL           POLICY ACCOUNT               TOTAL             POLICY ACCOUNT
                                               PREMIUM          VALUE AND CASH              PREMIUM            VALUE AND CASH
PORTFOLIO                                        PAID          SURRENDER VALUE                PAID            SURRENDER VALUE
------------                             -----------------  ---------------------      -----------------  ---------------------

THE FIXED INCOME SERIES:
---------------------------


Alliance Money Market.............            $135,800             $164,484               $203,700             $  254,809
Alliance Int. Gov't Securities....               --                   --                    81,480                 79,565
Alliance Quality Bond.............               --                   --                    40,740                 36,291
Alliance High Yield...............             135,800              223,071                135,800                223,071

THE EQUITY SERIES:
---------------------
Alliance Growth & Income..........               --                   --                    40,740                 43,619
Alliance Equity Index.............               --                   --                    40,740                 47,875
Alliance Common Stock.............             135,800              269,838                285,180              1,502,951
Alliance Global...................               --                   --                   122,220                197,178
Alliance International............               --                   --                    27,160                 22,996
Alliance Aggressive Stock.........             135,800              308,124                149,380                386,778

THE ASSET ALLOCATION SERIES:
-------------------------------
Alliance Conservative Investors...               --                   --                    95,060                105,565
Alliance Balanced.................             135,800              189,726                149,380                222,403
Alliance Growth Investors.........               --                   --                    95,060                131,581





THE DEATH BENEFIT GUARANTEE PREMIUM FOR THIS POLICY WOULD BE $13,580. SEE DEATH BENEFITS ON PAGE 12.

THESE VALUES ARE NOT AN ESTIMATE OR GUARANTEE OF FUTURE PERFORMANCE.

(1) Policy values reflect all charges assessed under the policy and by the HRT, including an assumed charge for taxes of 2%. Current non-guaranteed charges have been used for the cost of insurance charges, Premium Sales Charge and monthly administrative charge. Such charges may be increased in the future, but will never exceed the guaranteed maximum charges set forth in DEDUCTIONS AND CHARGES on page 17. If the guaranteed maximum cost of insurance charges, Premium Sales Charge and monthly administrative charge were used, the results would be lower.

(2) Assumed Policy Purchase Date is based upon inception date of the HRT portfolio. Please refer to the explanation of this table on the previous page.

PART 1: DETAILED INFORMATION ABOUT EQUITABLE AND SURVIVORSHIP 2000 INVESTMENT CHOICES

THE COMPANY THAT ISSUES SURVIVORSHIP 2000

EQUITABLE. Equitable, a New York stock life insurance company, has been in business since 1859. We are a wholly-owned subsidiary of The Equitable Companies Incorporated (the Holding Company). The largest shareholder of the Holding

Company is AXA-UAP (AXA), a French insurance holding company. As of December 31, 1996, AXA beneficially owned 63.8% of the outstanding shares of common stock of the Holding Company (assuming conversion of the convertible preferred stock held by AXA). Under its investment arrangements with Equitable and the Holding Company, AXA is able to exercise significant influence over the operations and capital structure of the Holding Company and its subsidiaries, including Equitable. AXA is the holding company for an international group of insurance and related financial services companies. Equitable, the Holding Company and their subsidiaries managed approximately $239.8 billion of assets as of December 31, 1996, including third party assets of approximately $184.8 billion. Equitable's home office is 1290 Avenue of the Americas, New York, New York 10104. We are licensed to do business in all 50 states, Puerto Rico, the Virgin Islands and the District of Columbia. We maintain local offices throughout the United States. At December 31, 1996, we had approximately $114.6 billion face amount of variable life insurance in force, as compared to $103.9 billion at December 31, 1995. Prior to January 1, 1997, Survivorship 2000 policies were issued by Equitable's wholly-owned subsidiary, Equitable Variable Life Insurance Company (Equitable Variable). Equitable Variable was merged into Equitable as of January 1, 1997.

THE SEPARATE ACCOUNT AND THE TRUSTS

THE SEPARATE ACCOUNT. The Separate Account was established on September 21, 1995 under the Insurance Law of the State of New York. The Separate Account is a type of investment company called a unit investment trust and is registered with the Securities and Exchange Commission (SEC) under the Investment Company Act of 1940 (1940 Act). This registration does not involve any supervision by the SEC of the management or investment policies of the Separate Account. The Separate Account is a successor to a separate account that was established by Equitable Variable on April 19, 1985. The assets of that separate account became assets of the Separate Account on January 1, 1997 when Equitable Variable was merged into Equitable.

Under New York law, we own the assets of the Separate Account and use them to support your policy and other variable life insurance policies. The portion of the Separate Account's assets supporting these policies may not be used to satisfy liabilities arising out of any other business we may conduct. This means that the assets supporting Policy Account values maintained in the Separate Account are not subject to the claims of our other creditors.

The Separate Account has several Funds, each of which invests in either Class IA shares of a corresponding portfolio of the HRT or Class IB shares of a corresponding portfolio of the EQAT. You may allocate some or all premiums among the Funds.

In addition to premiums made under the policies, we may allocate to the Separate Account monies received under other variable life insurance policies. Owners of all such policies will participate in the Separate Account in proportion to the amounts they have in the Funds that relate to their policies. We may also retain in the Separate Account assets that are in excess of the reserves and other liabilities relating to Policy Account values, or we may transfer them to our general account.

If any changes are made that result in a material change in the underlying investments of a Fund, policy owners will be notified. We may make other changes in the policies that do not reduce any Cash Surrender Value, Death Benefit, Policy Account value, or other accrued rights or benefits.

THE TRUSTS

The Hudson River Trust ("HRT") and the EQ Advisors Trust ("EQAT") consist of the investment portfolios (listed below) in which the Funds of the Separate Account invest according to your instructions.


                          HRT PORTFOLIOS                                                   EQAT PORTFOLIOS

 ---------------------------------------------------------------------    ----------------------------------------------------------
Fixed Income Series:                                                     Equity Series:
 o  Alliance Money Market              o  Alliance Quality Bond           o  T. Rowe Price Equity Income      o  Morgan Stanley
 o  Alliance Intermediate Government   o  Alliance High Yield             o  EQ/Putnam Growth & Income Value     Emerging Markets
    Securities                                                            o  Merrill Lynch                       Equity
                                                                             Basic Value Equity               o  Warburg Pincus
 Equity Series:                                                           o  MFS Research                        Small Company Value
 o  Alliance Growth & Income           o  Alliance International          o  T. Rowe Price                    o  MFS Emerging
 o  Alliance Equity Index              o  Alliance Aggressive Stock          International Stock                 Growth Companies
 o  Alliance Common Stock              o  Alliance Small Cap Growth
 o  Alliance Global                                                       Asset Allocation Series:
                                                                          o  EQ/Putnam Balanced               o  Merrill Lynch
 Asset Allocation Series:                                                                                        World Strategy
 o  Alliance Conservative              o  Alliance Growth Investors
    Investors
 o  Alliance Balanced


The Trusts are open-end, management investment companies registered under the 1940 Act, more commonly called mutual funds. As a "series" type of mutual fund, each Trust issues several different series of stock, each of which relates to a different portfolio of that Trust. The HRT commenced operations in January 1976 with a predecessor of its Alliance Common Stock Portfolio. The EQAT commenced operations on May 1, 1997. The Trusts do not impose sales charges or "loads" for buying and selling their shares. All dividends and other distributions on a portfolio's shares are reinvested in full and fractional shares of the portfolio to which they relate. Each Fund invests in either Class IA or Class IB shares of a corresponding portfolio. HRT portfolios sell Class IA shares to the Funds and EQAT portfolios sell Class IB shares to the Funds.


The EQAT sells its shares to Equitable separate accounts in connection with Equitable's variable life insurance and annuity products. The HRT sells its shares to separate accounts of insurance companies, both affiliated and not affiliated with Equitable. We currently do not foresee any disadvantages to our policyowners arising out of this. However, HRT's Board of Trustees intends to monitor events in order to identify any material irreconcilable conflicts that possibly may arise and to determine what action, if any, should be taken in response. If we believe that HRT's response to any of those events insufficiently protects our policyowners, we will see to it that appropriate action is taken to do so. Also, if we ever believe that any of the Trusts' portfolios is so large as to materially impair the investment performance of the portfolio or the Trust involved, we will examine other investment options.

All of the portfolios, except for the Morgan Stanley Emerging Markets Equity Portfolio and Merrill Lynch World Strategy Portfolio, are diversified for 1940 Act purposes. The Trustees of the HRT or the EQAT may establish additional Portfolios at any time. More detailed information about the Trusts, their investment objectives, policies, restrictions, risks, expenses, multiple class distribution systems, the Rule 12b-1 distribution plan relating to Class IB shares and all other aspects of their operations, appears in the HRT prospectus (beginning after this prospectus), the EQAT prospectus (beginning after the HRT prospectus), or in the related Statements of Additional Information, which are available upon request.

THE HRT'S INVESTMENT ADVISER

The HRT is advised by Alliance Capital Management L.P. (ALLIANCE), which is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act"). Alliance, a publicly-traded limited partnership, is indirectly majority-owned by Equitable. On December 31, 1996, Alliance was managing over $182.8 billion in assets. Alliance acts as investment adviser to various separate accounts and general accounts of Equitable and other affiliated insurance companies. Alliance also provides management and consulting services to mutual funds, endowments funds, insurance companies, foreign entities, qualified and non-tax qualified corporate funds, public and private pension and profit-sharing plans, foundations and tax-exempt organizations.

Alliance's main office is located at 1345 Avenue of the Americas, New York, New York 10105.

THE EQAT'S MANAGER AND INVESTMENT ADVISERS

The EQAT is managed by EQ Financial Consultants, Inc. ("Manager"). The Manager has overall responsibility for the general management of EQAT. The Manager is an investment adviser registered under the Advisers Act. The Manager currently furnishes specialized investment advice to other clients, including individuals, pension and profit-sharing plans, trusts, charitable organizations, corporations, and other business entities. The Manager is a Delaware corporation and an indirect, wholly-owned subsidiary of Equitable.

The Manager is responsible for, among other things, selecting the investment advisers for EQAT's Portfolios, and evaluating and monitoring the investment programs and results of the advisers for each EQAT Portfolio.

Each EQAT Adviser makes investment decisions on behalf of its EQAT Portfolio(s), and places all orders for the purchase and sale of investments for the Portfolio's account.

Rowe Price-Fleming International, Inc., T. Rowe Price Associates, Inc., Putnam Investment Management, Inc., Massachusetts Financial Services Company, Morgan Stanley Asset Management, Inc., Warburg, Pincus Counsellors, Inc. and Merrill Lynch Asset Management, L.P. serve as the investment advisers (each an "EQAT Adviser" and together the "EQAT Advisers") to one or more of the EQAT portfolios. Each EQAT Adviser is a well known investment adviser and mutual fund manager in the U.S. and/or Europe. Additional information regarding each EQAT Adviser appears in the EQAT prospectus, attached at the end of this prospectus.


INVESTMENT POLICIES OF THE TRUSTS' PORTFOLIOS. Each portfolio has a different investment objective which it tries to achieve by following separate investment policies. The objectives and policies of each portfolio will affect its return and its risks. There is no guarantee that these objectives will be achieved. The policies and objectives of the portfolios are as follows:


    PORTFOLIO                      INVESTMENT POLICY                                                           OBJECTIVE
    --------------------------------------------------------------------------------------------------------------------------------
    FIXED  INCOME SERIES:
    DOMESTIC FIXED INCOME:
    ----------------------

    ALLIANCE MONEY                 Primarily high quality short-term money market               High level of current income  while
    MARKET......................   instruments.                                                 preserving assets and maintaining
                                                                                                liquidity.

    ALLIANCE INTERMEDIATE          Primarily debt securities issued or guaranteed by the U.S.   High current income consistent with
    GOVERNMENT                     Government, its agencies and instrumentalities. Each         relative stability of principal
    SECURITIES..................   investment will have a final maturity of not more than 10
                                   Years or a duration not exceeding that of a 10-year
                                   Treasury note.

    ALLIANCE QUALITY BOND.......   Primarily investment grade fixed-income securities.          High current income consistent with
                                                                                                preservation of capital.

    AGGRESSIVE FIXED INCOME:
    ------------------------
    ALLIANCE HIGH YIELD.........   Primarily a diversified mix of high yield, fixed-income      High return by maximizing  current
                                   securities involving greater volatility of price and risk    income and, to the extent consistent
                                   of principal and income than high quality fixed-income       with that objective, capital
                                   securities. The medium and lower quality debt securities     appreciation.
                                   in which the Portfolio may invest are known as "junk bonds."
    --------------------------------------------------------------------------------------------------------------------------------


   EQUITY SERIES:
    DOMESTIC EQUITY:
    ----------------

    T. ROWE PRICE EQUITY           Primarily dividend paying common stocks of established       Substantial dividend income and
    INCOME......................   companies                                                    also capital appreciation.

    EQ/PUTNAM GROWTH &             Primarily  common stocks that offer potential for capital    Capital growth and, secondarily,
    INCOME VALUE ...............   growth and may, consistent with the Portfolio's              current income.
                                   investment  objective,  invest in common stocks that offer potential for current income.

    ALLIANCE GROWTH &              Primarily income producing common stocks and                 High total return  through a
    INCOME......................   securities  convertible into common stocks.                  combination  of current income
                                                                                                and capital appreciation.

    ALLIANCE EQUITY INDEX.......   Selected securities in the S&P's 500 Index (the "Index")     Total return performance (before
                                   which the  adviser  believes will, in the  aggregate,        trust expenses and Separate
                                   approximate  the  performance results of the Index.          Account annual  expenses) that
                                                                                                approximates  the   investment
                                                                                                performance of the Index (including
                                                                                                reinvestment of dividends) at a risk
                                                                                                level  consistent with that of the
                                                                                                Index.

    MERRILL LYNCH BASIC            Securities,  primarily equities, that the Portfolio adviser  Capital appreciation and,
    VALUE EQUITY................   believes are undervalued and therefore represent basic       secondarily, income.
                                   investment value.

    ALLIANCE COMMON
    STOCK.......................   Primarily common stock and other equity-type instruments.    Long-term growth of capital and
                                                                                                increasing income.

    MFS RESEARCH................   A  substantial  portion of assets  invested in common stock  Long-term growth of capital and
                                   or securities convertible  into common  stock of             future income.
                                   companies  believed by the  Portfolio adviser to possess
                                   better than average prospects for long-term growth.


    INTERNATIONAL EQUITY:
    ---------------------
    ALLIANCE GLOBAL.............   Primarily equity securities of non-United States as well as  Long-term growth of capital.
                                   United States companies.

    ALLIANCE INTERNATIONAL......   Primarily equity securities selected  principally to permit  Long-term growth of capital.
                                   participation in non-United States companies with
                                   prospects for growth.

------------------------------------------------------------------------------------------------------------------------------------



    PORTFOLIO                            INVESTMENT POLICY                                           OBJECTIVE
------------------------------------------------------------------------------------------------------------------------------------
    INTERNATIONAL EQUITY: (CONT)
    ---------------------

    T. ROWE PRICE INTERNATIONAL STOCK    Primarily common stocks of established non-United States    Long-term growth of capital.
                                         companies.

    MORGAN STANLEY EMERGING MARKETS      Primarily equity securities of emerging market country      Long-term capital
    EQUITY..........................     (i.e. foreign) issuers.                                     appreciation.

    AGGRESSIVE EQUITY:

    ALLIANCE AGGRESSIVE                 Primarily common stocks and other equity-type  securities    Long-term growth of capital.
    STOCK...........................    issued by medium and other smaller sized companies with
                                        strong growth potential.

    WARBURG PINCUS SMALL                Primarily in a portfolio of equity securities of small       Long-term capital appreciation.
    COMPANY VALUE                       capitalization companies (i.e., companies having market
                                        capitalization of $1 billion or less at the time of initial purchase) that the Portfolio adviser considers to be
                                        relatively undervalued.

    ALLIANCE SMALL CAP                  Primarily U.S.  common stock and other  equity-type          Long-term growth of capital.
    GROWTH..........................    securities  issued by smaller companies with favorable
                                        growth prospects.

    MFS EMERGING                        Primarily  in  common  stocks  of  emerging  growth          Long-term growth of capital.
    GROWTH COMPANIES................    companies that the Portfolio adviser believes are early in their life cycle but which have the potential to become
                                        major enterprises.
------------------------------------------------------------------------------------------------------------------------------------
    ASSET ALLOCATION SERIES:
    ------------------------
    ALLIANCE CONSERVATIVE               Diversified mix of publicly-traded, fixed-income and equity    High  total  return  without,
    INVESTORS.......................    securities; asset mix and security  selection are primarily    in the  adviser's  opinion,
                                        based upon factors expected to reduce risk. The Portfolio is   undue risk to principal.
                                        generally expected to hold approximately 70% of its assets in fixed income securities and 30% in equity securities.

    EQ/PUTNAM BALANCED..............    A  well-diversified  portfolio  of stocks and bonds that will  Balanced investment.
                                        produce both capital growth and current income.

    ALLIANCE BALANCED...............    Primarily common stocks,  publicly-traded  debt securities     High return  through a
                                        and high quality money market  instruments.  The Portfolio     combination of current income
                                        is generally expected to hold 50% of its assets in equity      and capital appreciation.
                                        securities and 50% in fixed income securities.

    ALLIANCE GROWTH INVESTORS.......    Diversified mix of  publicly-traded,  fixed-income  and        High total return consistent
                                        equity securities; asset mix and security  selection  based    with the adviser's
                                        upon factors  expected to increase possibility of high         determination of reasonable
                                        long-term return.  The Portfolio is generally expected to      risk.
                                        hold approximately 70% of its assets in equity securities
                                        and 30% in fixed income securities.


    MERRILL LYNCH WORLD STRATEGY....    Primarily equity and fixed income securities, including        High total investment return.
                                        convertible securities, of U. S. and foreign issuers.
------------------------------------------------------------------------------------------------------------------------------------




Because you may invest Policy Account values in the Fund options described above, Survivorship 2000 offers an opportunity for the Policy Account value to appreciate more rapidly than it would under comparable fixed-benefit whole-life insurance. You must, however, accept the risk that if investment performance is unfavorable, the Policy Account value may not appreciate as rapidly and indeed, may decrease in value.


THE GUARANTEED INTEREST ACCOUNT

You may allocate some or all of your Policy Account to the Guaranteed Interest Account, which is funded by our general account and pays interest at a declared rate guaranteed for each policy year. The principal, after deductions, is also guaranteed. The general account supports our insurance and annuity guarantees, including the Guaranteed Interest Account, as well as our general obligations. The general account is subject to regulation and supervision by the Insurance Department of the State of New York and to the insurance laws and regulations of all jurisdictions where we are authorized to do business. Because of applicable exemptive and exclusionary provisions, interests in the general account have not been registered under the Securities Act of 1933 (1933 Act), nor is the general account an investment company under the 1940 Act. Accordingly, neither the general account, the Guaranteed Interest Account nor any interests therein are generally subject to regulation under these Acts. We have been advised that the staff of the SEC has not made a review of the disclosures that are included in the prospectus for your information and that relate to the general account and the Guaranteed Interest Account. These disclosures, however, may be subject to certain generally applicable provisions of the Federal securities law relating to the accuracy and completeness of statements made in prospectuses.


AMOUNTS IN THE GUARANTEED INTEREST ACCOUNT. You may accumulate amounts in the Guaranteed Interest Account by allocating net premiums and loan repayments to that Account, transferring amounts from the Funds to the Guaranteed Interest Account or earning interest on amounts you already have in the Guaranteed Interest Account. A Living Benefit payment will also result in amounts being transferred to the Guaranteed Interest Account. See LIVING BENEFIT OPTION on page 13. In addition, any policy loan is secured by an amount in your Policy Account equal to the outstanding loan. This amount remains part of the Policy Account but is assigned to the Guaranteed Interest Account. We refer to this amount as the loaned amount in the Guaranteed Interest Account.


The amount you have in the Guaranteed Interest Account at any time is the sum of all net premiums and loan repayments allocated to that Account, all transfers into that Account (including amounts securing any policy loan or Living Benefit payment) plus earned interest, less amounts transferred out or withdrawn, and monthly deductions allocated to, that Account.


ADDING INTEREST IN THE GUARANTEED INTEREST ACCOUNT. We pay a declared interest rate on all amounts that you have in the Guaranteed Interest Account. At policy issuance, and prior to each policy anniversary, we declare the rates that will apply to amounts in the Guaranteed Interest Account for the following policy year. Different rates may apply to policies currently being issued and previously issued policies. These annual interest rates will never be less than the minimum guaranteed interest rate of 4% (before deductions). Different rates are also paid on unloaned and loaned amounts in the Guaranteed Interest Account. We reserve the right to declare higher interest rates for higher Face Amount policies. See POLICY LOAN INTEREST on page 15. Amounts securing a Living Benefit payment are considered unloaned amounts for purposes of crediting interest.


Interest is compounded daily at an effective annual rate that equals the declared rate for each policy year. We credit interest on unloaned amounts in the Guaranteed Interest Account at the end of each policy month. Interest is credited on any loaned amount in the Guaranteed Interest Account on each policy anniversary and at any time you repay a policy loan in full. Credited interest on the loaned amount is allocated to the Funds and to the unloaned portion of the Guaranteed Interest Account in accordance with your premium allocation percentages.

TRANSFERS OUT OF THE GUARANTEED INTEREST ACCOUNT. Once during each policy year, you may request a transfer from your unloaned amount in the Guaranteed Interest Account to one or more of the Funds. If we receive your transfer request within 30 days prior to your policy anniversary, the transfer will be made on your policy anniversary. If we receive your request on or within 30 days after your policy anniversary, the transfer will be made as of the date we receive your request. You may transfer up to 25% of your unloaned value in the Guaranteed Interest Account as of the transfer date or the minimum transfer amount shown in your policy, whichever is more. The minimum transfer amount is the minimum transfer amount shown in the policy or your total unloaned value in the Guaranteed Interest Account on the transfer date, whichever is less. Amounts securing a Living Benefit payment may not be transferred from the Guaranteed Interest Account.


PART 2: DETAILED INFORMATION ABOUT SURVIVORSHIP 2000

FLEXIBLE PREMIUMS


You may choose the amount and frequency of premium payments, as long as they are within the limits described below. We determine the applicable minimum initial premium based on the age, sex, rating class and smoker/non-smoker status of each of the insured persons, the initial Face Amount of the policy (the minimum Face Amount is $200,000) and any additional benefits selected. In certain situations, however, no distinction is made based on the sex of either insured person. See COST OF INSURANCE CHARGE on page 17. You may choose to pay a higher initial premium.


The full initial premium you indicated on your application must be paid on or before the date on which the policy is delivered to you. No insurance under your policy will take effect (a) until a policy is delivered and the full initial premium is paid while the persons proposed to be insured are living and (b) unless the information in the application continues to be true and complete, without material change, as of the time the initial premium is paid.

Your first premium payment should be given to your agent or broker and must be by check or money order drawn on a U.S. bank in U.S. dollars and made payable to Equitable. Any additional premiums must be sent directly to our Administrative Office. We will not accept cash payments. If you have submitted the full initial premium with your application, we may, subject to certain conditions, provide a limited amount of temporary insurance on the proposed insureds. You may review a copy of our Temporary Insurance Agreement on request.


On your application you provide us with initial instructions as to how to allocate your net premiums and monthly charges among the Funds and the Guaranteed Interest Account. Allocation percentages may be any whole number from zero to 100, but the sum must equal 100. Allocations to the Funds take effect on the first business day that follows the 20th calendar day after the Issue Date of your policy. The Issue Date is shown on the Information Page of your policy (the Policy Information Page), and is the date we actually issue your policy. The date your allocation instructions take effect is called the Allocation Date. Our business days are described in HOW WE DETERMINE THE UNIT VALUE on page 14.

Until the Allocation Date, any net premiums allocated to a Fund will be allocated to the Money Market Fund, and all monthly charges allocable to the Separate Account will be deducted from the Money Market Fund. On the Allocation Date, amounts in the Money Market Fund will be allocated to the Funds in accordance with your policy application. See TRANSFERS OF POLICY ACCOUNT VALUE on page 14 and POLICY PERIODS, ANNIVERSARIES, DATES AND AGES on page 19. We may delay the Allocation Date for the same reasons that we would delay effecting a transfer request. There will be no charge for the transfer out of the Money
Market Fund on the Allocation Date. See TRANSFERS OF POLICY ACCOUNT VALUE on page 14.


You may change  the  allocation  percentages  for either  your  current  premium payment or the current and future premium payments by writing to our Administrative Office and indicating the changes you wish to make. Your request must be signed. These changes will go into effect as of the date your request is received at our Administrative Office, but no earlier than the first business day following the Allocation Date, and will affect transactions after such date.

Although  premiums are flexible,  page 3 of your policy (the Policy  Information
Page) will show a "planned" periodic premium. You determine the planned premium (within limits set by us) when you apply for the policy. The planned premium is not necessarily designed to equal the amount of premium that will keep your policy in effect. You may make or skip a planned premium. We will send premium notices if you selected annual, semi-annual or quarterly planned premiums.


The Policy Information Page will also show a "specified premium" if the policy's guaranteed minimum death benefit provision is available in your state. This specified premium is what we refer to in this prospectus as the guaranteed minimum death benefit premium. We measure actual premium payments against these hypothetical premiums in order to determine whether your policy is in default when the Net Cash Surrender Value is insufficient to pay monthly charges in any month. These are not required premium payments. See YOUR POLICY CAN TERMINATE on page 19.


The guaranteed minimum death benefit premium is actuarially determined at issue based on the age, sex, smoker status and rating class of the insured persons. The guaranteed minimum death benefit premium will change if you request a Face Amount decrease, add or eliminate a rider, or if there is a change in either insured person's rating or smoker classification. We reserve the right to limit the amount of any premium payments you make which are in addition to your guaranteed minimum death benefit premium.


Generally, premiums may be paid at any time and in any amount, as long as each payment is at least $100. (Policies issued in some states or automatic payment plans may require different minimum premium payments.) Except for Texas policyowners, this minimum may be increased if we give you 90 days written notice. We may return premium payments if we determine that they would cause your policy to become a modified endowment contract or to cease to qualify as life insurance under Federal income tax law. We may also make such changes to the policy as we deem necessary to continue to qualify the policy as life insurance. See TAX EFFECTS on page 20 for an explanation of modified endowment contracts, the special tax consequences of such contracts, and how your policy might become a modified endowment contract.


DEATH BENEFITS

We pay a benefit to the beneficiary of the policy when the last surviving insured person dies. This benefit will be equal to the death benefit under your policy plus any additional benefits included in your policy and then due, less any unpaid policy loan, any lien securing a Living Benefit payment and accrued interest. If the last surviving insured person dies during a grace period we will also deduct any overdue monthly deductions.

You may choose between two death benefit options:

o OPTION A provides a death benefit equal to the policy's Face Amount. Except as described below, the Option A benefit is fixed.

o OPTION B provides a variable death benefit equal to the policy's Face Amount PLUS the amount in your Policy Account on the day the last surviving insured person dies. Under Option B, the value of the benefit is variable and fluctuates with the amount in your Policy Account.

Policyowners who prefer to have favorable investment experience reflected in increased insurance coverage should choose Option B. Policyowners who prefer to have insurance coverage that generally does not vary in amount and lower cost of insurance charges should choose Option A.


Under both options, a higher death benefit may apply. This higher death benefit is a percentage multiple of the amount in your Policy Account. The percentage is designed to ensure that the policy meets the provisions of Federal tax law which require a minimum death benefit in relation to cash value for your policy to qualify as life insurance. We may apply a higher percentage multiple than that required by Federal tax law. This means that when the death benefit is calculated using those higher percentage multiples, the benefit will be higher than that otherwise necessary to continue to qualify your policy as life insurance. See TAX EFFECTS on page 20. Since cost of insurance charges are assessed on the difference between the Policy Account value and the death benefit, these charges will increase if the higher death benefit takes effect.


The higher death benefit will be the amount in your Policy Account on the day the last surviving insured person dies times a percentage based on the younger insured person's age (nearest birthday) at the beginning of the policy year of the last surviving insured person's death. The percentages decline with age and are shown on the Policy Information Page of your policy.

The death benefit is guaranteed if the amount of premiums you've paid, accumulated at 4% interest, less withdrawals, also accumulated at 4% interest, is at least equal to a guaranteed minimum death benefit premium fund and any policy loan does not exceed the Cash Surrender Value. In other words, we will guarantee your death benefit coverage, regardless of the policy's investment performance, if you have paid a certain amount of premiums into your policy, as long as you have not withdrawn or overloaned those amounts. This guaranteed minimum death benefit provision is not available in some jurisdictions, including New York and New Jersey. You should check with your Equitable Agent to determine whether the guaranteed minimum death benefit is available in your state.

CHANGES IN INSURANCE PROTECTION


REDUCING THE FACE AMOUNT. You may request a Face Amount decrease any time after the first policy year by sending a signed written request to our Administrative Office. Any change will be subject to our approval. You may not reduce the Face Amount below the minimum we require to issue this policy at the time of the reduction. Any reduction must be at least $10,000. Our current procedure is to disapprove a requested decrease if it would cause a death benefit based upon the Policy Account percentage multiple to apply. See DEATH BENEFITS on page 12. See TAX EFFECTS on page 20 for the tax consequences of reducing the Face Amount. If you reduce the Face Amount while the Estate Protector rider is in effect, the face amount of that rider will generally be reduced proportionately. See ADDITIONAL BENEFITS MAY BE AVAILABLE on page 14. Monthly deductions from your Policy Account for the cost of insurance will generally decrease, beginning on the date the reduction in Face Amount takes effect.

CHANGING THE DEATH BENEFIT OPTION. At any time after the first policy year while your policy is in force, you may request a change in the death benefit option by sending a signed written request to our Administrative Office. See TAX EFFECTS on page 20 for the tax consequences of changing the death benefit option.


o If you change from OPTION A TO OPTION B, the Face Amount will be decreased by the amount in your Policy Account on the date of the change. We may not allow such a change if it would reduce the Face Amount below the minimum required to issue this policy at the time of the reduction.

o If you change from OPTION B TO OPTION A, the Face Amount of insurance will be increased by the amount in the Policy Account on the date of the change.


These increases and decreases in Face Amount are made so that the amount of the death benefit remains the same on the date of the change. When the death benefit remains the same, there is no change in the net amount at risk, which is the amount on which cost of insurance charges are based. See COST OF INSURANCE CHARGE on page 17. If your death benefit is determined by a percentage multiple of the Policy Account, however, the new Face Amount will be determined differently.

WHEN POLICY CHANGES GO INTO EFFECT. A reduction in Face Amount or change in death benefit option will go into effect at the beginning of the policy month that coincides with or follows the date we approve the request for the change. In some cases we may not approve a change because it might disqualify your policy as life insurance under applicable Federal income tax law. In other cases there may be tax consequences as a result of the change. See TAX EFFECTS on page 20.


MATURITY BENEFITS


If either or both of the insured persons are still living on the policy anniversary nearest the younger insured person's 100th birthday (the Maturity
Date), we will pay you a benefit in an amount equal to the Net Cash Surrender Value as of the Maturity Date, less any lien securing a Living Benefit payment and accrued interest. The policy will then terminate. You may choose to have this benefit paid in installments. See TAX EFFECTS on page 20 and YOUR PAYMENT OPTIONS on page 23.


LIVING BENEFIT OPTION

Subject to regulatory approval in your state and our underwriting guidelines, our Living Benefit rider will be included with your policy at issue. The Living Benefit rider enables the policyowner to receive a portion of the policy's death benefit (excluding death benefits payable under certain riders) if the sole surviving insured has a terminal illness. Certain eligibility requirements apply when you submit a Living Benefit claim (for example, satisfactory evidence of less than six month life expectancy). There is no additional charge for the rider, but we will deduct an administrative charge of up to $250 from the proceeds of the Living Benefit payment. In addition, if you tell us that you do not wish to have the rider added at issue, but you later ask to add it, additional underwriting will be required and there will be a $100 administrative charge.


When a Living Benefit claim is paid, Equitable establishes a lien against the policy. The amount of the lien is the sum of the Living Benefit payment and any accrued interest on that payment. Interest will be charged at a rate equal to the greater of: (i) the yield on a 90-day Treasury bill and (ii) the maximum adjustable policy loan interest rate permitted in the state your policy is delivered. See BORROWING FROM YOUR POLICY ACCOUNT -- POLICY LOAN INTEREST on page 15.

Until a death benefit is paid, or the policy is surrendered, a portion of the lien is allocated to the policy's Cash Surrender Value. This liened amount will be transferred to the Guaranteed Interest Account where it will earn interest at the same rate as unloaned amounts. See THE GUARANTEED INTEREST ACCOUNT on page
10. This liened amount will not be available for loans, transfers or partial withdrawals. Any death benefit, maturity benefit or Net Cash Surrender Value payable upon policy surrender will be reduced by the amount of the lien.


The receipt of a Living Benefit payment may be able to qualify for exclusion from income tax. See TAX EFFECTS on page 20. Consult your tax adviser. Receipt of a Living Benefit payment may also affect a policyowner's eligibility for certain government benefits or entitlements. You should contact your Equitable agent if you wish to make a claim under the rider.

ADDITIONAL BENEFITS MAY BE AVAILABLE

Your policy may include additional benefits. These benefits are subject to our rules. More details will be included in your policy if you choose any of these benefits. The following additional benefits are currently available:

o ESTATE PROTECTOR RIDER under which an additional benefit is payable during the first four policy years if both insured persons die during this period. A monthly charge will be deducted from the Policy Account for this rider. This rider may not be cancelled but will automatically terminate four years from the policy's Register Date or the date the policy terminates, whichever is earlier.

o OPTION TO SPLIT UPON DIVORCE RIDER permits you to split the Survivorship 2000 policy into two other individual life insurance policies upon divorce, without evidence of insurability. A monthly charge will be deducted from the Policy Account for this rider. Certain conditions, as described in the rider, must be met before the rider's benefit can be exercised.

o OPTION TO SPLIT UPON FEDERAL TAX LAW CHANGE RIDER also permits you to split the Survivorship 2000 policy into two other individual life insurance policies, without evidence of insurability, if certain Federal tax law changes occur. These changes are described in the rider. There is no charge for this rider.


See TAX EFFECTS -- RIDERS on page 21 for possible tax consequences of splitting a Survivorship 2000 policy.


YOUR POLICY ACCOUNT VALUE


The amount in your Policy Account is the sum of the amounts you have in the Guaranteed Interest Account and in the various Funds. Your Policy Account also reflects various charges. See DEDUCTIONS AND CHARGES on page 17.


AMOUNTS IN THE SEPARATE ACCOUNT. Amounts allocated, transferred or added to a Fund are used to purchase units of that Fund. Units are redeemed from a Fund when amounts are withdrawn, transferred or deducted for charges or capitalized loan interest. The number of units purchased or redeemed in a Fund is calculated by dividing the dollar amount of the transaction by the Fund's unit value calculated after the close of business that day. On any given day, the value you have in a Fund is the unit value for that Fund times the number of units credited to you in that Fund.


HOW WE DETERMINE THE UNIT VALUE. We determine unit values for the Funds at the end of each business day. Generally, a business day is any day the New York Stock Exchange is open for trading.

A transaction date is the day we perform automatic transactions, such as policy anniversary reports and monthly charge deductions, or process requested transactions, such as remittances, disbursements and transfers. If your request for a policy transaction is not accompanied by complete information or is directed to the wrong address, the transaction date will be the date we receive such complete information at our administrative office. If your request for a policy transaction reaches our administrative office on a day we are closed, or after the New York Stock Exchange closes, the transaction date will be the next following business day.

The unit value that applies to a transaction will be the unit value calculated at the close of business on the transaction date. When an automatic transaction is scheduled on a non-business day, the unit value applied will be the unit value calculated for the next business day. The unit value for any business day is equal to the unit value for the preceding business day multiplied by the net investment factor for that Fund on that business day.

A net investment factor is determined for each Fund every business day as follows: first, we take the net asset value of a share in the corresponding Trust portfolio at the close of business that day, as reported by the Trust, and we add the per share amount of any dividends or capital gains distributions paid by the Trust on that day. We divide this amount by the per share net asset value on the preceding business day. Then, we subtract a daily mortality and expense risk charge for each calendar day between business days (for example, a Monday calculation will include charges for Saturday, Sunday and Monday). The daily mortality and expense risk charge is guaranteed not to exceed the current annual rate of .90%. See CHARGE AGAINST THE SEPARATE ACCOUNT on page 18. Finally, we reserve the right to subtract any daily charge for taxes or amounts set aside as a reserve for taxes. For current Survivorship 2000 unit values, call (212) 314-3310.

TRANSFERS OF POLICY ACCOUNT VALUE. You may request a transfer of amounts from any Fund to any other Fund or to the Guaranteed Interest Account. Special rules apply to transfers out of the Guaranteed Interest Account. See TRANSFERS OUT OF THE GUARANTEED INTEREST ACCOUNT on page 11. You may make a transfer by telephone or by submitting a signed written transfer request to our Administrative Office. Transfer request forms are available from your Equitable agent or from our Administrative Office. Special rules apply to telephone transfers. See TELEPHONE TRANSFERS on page 15.


The minimum amount which may be transferred on any date will be shown on the Policy Information Page and is usually $500. This minimum need not come from any one Fund or be transferred to any one Fund as long as the total amount transferred that day, including any amount transferred to or from the Guaranteed Interest Account, is at least equal to the minimum. However, we will transfer the entire amount in any Fund even if it is less than the minimum specified in your policy. A lower minimum amount applies to our Automatic Transfer Service, which is described below.

Transfers take effect on the date we receive your request, but no earlier than the first business day following the Allocation Date. When part of a transfer request cannot be processed, we will not process any part of the request. This could occur, for example, where the request does not comply with our transfer limitations, or where the request is for a transfer of an amount greater than currently allocated to that fund. We may delay making a transfer if the New York Stock Exchange is closed or the SEC has declared that an emergency exists. In addition, we may delay transfers where permitted under applicable law.

AUTOMATIC TRANSFER SERVICE. The Automatic Transfer Service enables you to make automatic monthly transfers out of the Alliance Money Market Fund into the other Funds.

To start using this service you must first complete a special election form that is available from your agent or our Administrative Office. You must also have a minimum of $5,000 in the Alliance Money Market Fund on the date the Automatic Transfer Service is scheduled to begin. You can elect up to eight Funds for monthly transfers, but the minimum amount that may be transferred to each Fund each month is $50.

If you elect the Automatic  Transfer Service with your policy  application,  the automatic transfers will begin in the second policy month following the Allocation Date. If you elect the Automatic Transfer Service after your application has been submitted, automatic transfers will begin on the next monthly processing date after we receive your election form at our Administrative Office. See POLICY PERIODS, ANNIVERSARIES, DATES AND AGES on page 19.


The Automatic Transfer Service will remain in effect until the earliest of the following events: (1) the amount in the Money Market Fund is insufficient to cover the automatic transfer amount; (2) the policy is in a grace period; (3) we receive at our Administrative Office your written instruction to cancel the Automatic Transfer Service; or (4) we receive notice of the sole surviving insured's death under the policy.

Using the Automatic Transfer Service does not guarantee a profit or protect against loss in a declining market.

TELEPHONE TRANSFERS. In order to make a transfer by telephone, each policyowner must first complete and return an authorization form. Authorization forms can be obtained from your Equitable agent or our Administrative Office. The completed signed form MUST be returned to our Administrative Office before requesting a telephone transfer.

Telephone transfers may be requested on each day we are open to transact business. You will receive the Fund's unit value as of the close of business on the day you call. We do not accept telephone transfer requests after 4:00 P.M. EASTERN TIME. Only one telephone transfer request is permitted per day and it may not be revoked at any time. Telephone transfer requests are automatically recorded and are invalid if incomplete information is given, portions of the request are inaudible, no authorization form is on file, or the request does not comply with the transfer limitations described above.

We have established reasonable procedures designed to confirm that instructions communicated by telephone are genuine. Such procedures include requiring certain personal identification information prior to acting on telephone instructions and providing written confirmation of instructions communicated by telephone. If we do not employ reasonable procedures to confirm that instructions communicated by telephone are genuine, we may be liable for any losses arising out of any act or any failure to act resulting from our own negligence, lack of good faith, or willful misconduct. In light of the procedures established, we will not be liable for following telephone instructions that we reasonably believe to be genuine.

During times of extreme market activity it may be impossible to contact us to make a telephone transfer. If this occurs, you should submit a written transfer request to our Administrative Office. Our rules on telephone transfers are subject to change and we reserve the right to discontinue telephone transfers in the future.

CHARGE FOR TRANSFERS. We have reserved the right under your policy to make a charge of up to $25 for transfers of Policy Account value. You will be able to make 12 free transfers in any policy year, but we will charge $25 per transfer after the twelfth transfer. All transfers made on one transfer request form will count as one transfer, and all transfers made in one telephone request will count as one transfer. Transfers made through the Automatic Transfer Service or on the Allocation Date will not count toward the twelve free transfers. No charge will ever apply to the transfer of all of your amounts in the Separate Account to the Guaranteed Interest Account.

BORROWING FROM YOUR POLICY ACCOUNT

You may borrow up to 90% of your policy's Cash Surrender Value using only your policy as security for the loan. Any new loan must be at least the minimum amount shown on the Policy Information Page, usually $500. If you request an additional loan, the additional amount requested will be added to the amount of any outstanding loan and accrued loan interest. Any amount that secures a loan remains part of your Policy Account but is assigned to the Guaranteed Interest Account. This loaned amount earns an interest rate expected to be different from the interest rate for unloaned amounts. Amounts securing a Living Benefit payment are not available for policy loans.

HOW TO REQUEST A LOAN. You may request a loan by sending a signed written request to our Administrative Office. You should tell us how much of the requested loan you want taken from your unloaned amount in the Guaranteed Interest Account and how much you want taken from your amounts in the Funds. If you request a loan from a Fund, we will redeem units sufficient to cover that part of the loan and transfer the amount to the loaned portion of the Guaranteed Interest Account. The amounts you have in each Fund or the Account will be determined as of the day your request for a loan is received at our Administrative Office.


If you do not indicate how you wish to allocate the loan, it will be allocated according to the deduction allocation percentages applicable to your Policy Account. See FLEXIBLE PREMIUMS on page 11. If the loan cannot be allocated based on these percentages, it will be allocated based on the proportions that your unloaned amounts in the Guaranteed Interest Account and your value in each Fund bear to the unloaned value of your Policy Account.


POLICY LOAN INTEREST. Interest on a policy loan accrues daily at an adjustable interest rate. We determine the rate at the beginning of each policy year. The same rate applies to any outstanding policy loan and any additional amounts you borrow during the year. You will be notified of the current rate when you apply for a loan. The maximum rate is the greater of 5%, or the "Published Monthly Average" for the month that ends two months before the interest rate is set. The "Published Monthly Average" is the Monthly Average Corporates yield shown in Moody's Corporate Bond Yield Averages published by Moody's Investors Service, Inc. If this average is no longer published, we will use any successor or the average established by the insurance supervisory official of the jurisdiction in which the policy is delivered. We will not charge more than the maximum rate permitted by applicable law. We may also set a rate lower than the maximum.

Any change in the rate from one year to the next will be at least 1/2%. Your maximum loan interest rate will only change, therefore, if the Published Monthly Average differs from the previous interest rate by at least 1/2 of 1%. You will be notified in advance of any increase in the interest rate on any loan you have outstanding.

When you borrow on your policy, the amount of your loan is set aside in the Guaranteed Interest Account where it earns a declared rate for loaned amounts. Loaned amounts will earn interest at a lower rate than the rate you are charged for policy loan interest. Currently the rate we credit on loaned amounts is 1% less than the rate we charge for policy loan interest. Beginning in the twenty-first policy year, the rate we currently credit on loaned amounts is 1/2 of 1% less than the rate we charge for policy loan interest. Because Survivorship 2000 was offered for the first time in 1992, no reduction in the loan spread in the twenty-first policy year has yet been attained. These loan spreads are those currently in effect and are not guaranteed. However, the interest credited on loaned amounts will never be less than 4%.

Interest accrues daily on any loaned amount in the Guaranteed Interest Account. On each policy anniversary and any time you repay a policy loan in full, accrued interest on the loaned amount is allocated to the Separate Account Funds and to the unloaned portion of the Guaranteed Interest Account in accordance with your premium allocation percentages.

WHEN INTEREST IS DUE. Interest is due on each policy anniversary. If you do not pay the interest when it is due, it will be added to your outstanding loan and allocated based on the deduction allocation percentages for your Policy Account which are then in effect. This means an additional loan is made to pay the interest and amounts are transferred from the Funds to make the loan. If the interest cannot be allocated on this basis, it will be allocated as described above for allocating your loan.

REPAYING THE LOAN. You may repay all or part of a policy loan at any time while your policy is in force. While you have a policy loan and your policy is not in grace, we assume that any money you send us is meant to repay the loan. If you wish to have any of these payments applied as premium payments, you must specifically so indicate in writing at the time you make your payment. Any amount not needed to repay a loan and accrued loan interest will be applied as a premium payment. We will first allocate loan repayments to our Guaranteed
Interest Account until the amount of any loan originally allocated to that Account has been repaid. After you have repaid this amount, you may choose how you want us to allocate the balance of any additional repayments. If you do not provide specific instructions, repayments will be allocated on the basis of your premium allocation percentages.


THE EFFECTS OF A POLICY LOAN. A loan will have a permanent effect on the value of your Policy Account and, therefore, on the benefits under your policy, even if the loan is repaid. The loaned amount in the Guaranteed Interest Account will not be available for investment in the Funds or in the unloaned portion of the Guaranteed Interest Account. Whether you earn more or less with the loaned amount set aside depends on the investment experience of the Funds and the rates declared for the unloaned portion of the Guaranteed Interest Account. The amount of any policy loan and accrued loan interest will reduce the proceeds paid from your policy upon the death of the last surviving insured person, maturity or policy surrender. In addition, a loan will reduce the amount available for you to withdraw from your policy. A loan may also affect the length of time that your insurance remains in force because the amount set aside to secure your loan cannot be used to cover the monthly deductions. See YOUR POLICY CAN TERMINATE on page 19. See TAX EFFECTS on page 20 for the tax consequences of a policy loan.


PARTIAL WITHDRAWALS AND SURRENDER

PARTIAL WITHDRAWALS. At any time after the first policy year while either of the insured persons is living, you may request a partial withdrawal of your Net Cash Surrender Value by sending a signed written request to our Administrative Office. When you make a partial withdrawal, an expense charge of $25 or 2% of the amount withdrawn, whichever is less, will be deducted from your Policy
Account. Any such withdrawal is subject to our approval and to certain conditions. Amounts securing a Living Benefit payment are not available for partial withdrawals. In addition, we reserve the right to decline a request for a partial withdrawal. Under our current rules, a withdrawal must:

o   be at least $500,

o not cause the Face Amount to fall below the minimum for which we would issue the policy at the time, and

o not cause the policy to fail to qualify as life insurance under applicable tax law.

ALLOCATION OF PARTIAL WITHDRAWALS AND CHARGES. You may specify how much of the withdrawal you want taken from amounts you have in each Fund and the unloaned portion of the Guaranteed Interest Account. The related expense charge will also be deducted from the amount withdrawn. If you do not specifically indicate, we will make the withdrawal and deduct the related expense charge on the basis of your deduction allocation percentages. If we cannot make the withdrawal and deduct the expense charge in the manner described above, we will make the withdrawal and deduction based on the proportions that your unloaned amounts in the Guaranteed Interest Account and the Funds bear to the total unloaned value of your Policy Account.


THE EFFECTS OF A PARTIAL WITHDRAWAL. A partial withdrawal reduces the amount you have in your Policy Account and your Net Cash Surrender Value on a dollar-for-dollar basis. Normally, it also reduces the death benefit on a dollar-for-dollar basis, but does not affect the net amount at risk, which is the difference between the current death benefit and the amount in your Policy Account. If you selected death benefit Option A, the Face Amount of your policy will generally be reduced so that there will be no change in the net amount at risk. However, under either option, if the death benefit is based on the Policy Account percentage multiple, the reduction in death benefit would be greater and the net amount at risk would be reduced. See DEATH BENEFITS on page 12. The partial withdrawal and these reductions will be effective as of the date your withdrawal request is received at our Administrative Office. See TAX EFFECTS on page 20 for the tax consequences of a reduction in benefits or a partial withdrawal.

SURRENDER FOR NET CASH SURRENDER VALUE. You may surrender your policy for its Net Cash Surrender Value (Policy Account minus any loan and accrued loan interest) at any time while either of the insured persons are living. We will deduct from the Net Cash Surrender Value any amount securing a Living Benefit payment. You may surrender the policy by sending a written request and the policy to our Administrative Office. We will compute the Net Cash Surrender
Value as of the date we receive your request and the policy at our Administrative Office. All insurance coverage under your policy will end on that date. See TAX EFFECTS on page 20 for the tax consequences of a policy surrender.


DEDUCTIONS AND CHARGES

DEDUCTIONS FROM YOUR PREMIUMS. Charges for certain taxes are deducted from all premiums. In addition, a Premium Sales Charge will be deducted from your premiums as specified below. The balance of each premium (the net premium) is placed in your Policy Account.

Charge For Taxes. We deduct a charge designed to approximate certain taxes and additional charges imposed upon us by states and other jurisdictions. Such charges currently range from .75% to 5% (Virgin Islands).

This charge may be increased or decreased to reflect any changes in our taxes. In addition, if an insured person changes his or her place of residence, you should notify us to change our records so that the charge will reflect the new jurisdiction. Any change will take effect on the next policy anniversary, if received at least 60 days prior to the policy anniversary.

Premium Sales Charge. This charge is intended to compensate us in part for sales and promotional expenses in connection with selling Survivorship 2000, such as commissions, advertising, and the cost of preparing and printing sales literature and prospectuses. We pay these expenses from our own resources, including the Premium Sales Charge and any profit we may earn on other charges deducted under the policy, such as the mortality and expense risk charge.


The Premium Sales Charge in the first policy year is equal to 30% of premiums paid up to one "target premium" and 3% of premiums paid in excess of the target premium in that year. The target premium is actuarially determined based upon the age, sex and smoker status of each of the insured persons. The target premium is established at issue, and will be reduced if you request a Face Amount decrease or if there is a change from smoker to non-smoker status of an insured person. See COST OF INSURANCE CHARGE below. If your policy has a guaranteed minimum death benefit provision, a target premium equals one guaranteed minimum death benefit premium at issue, excluding premiums for riders and substandard ratings.


The Premium Sales Charge in each subsequent policy year is 7.5% of premiums paid up to one target premium (6% for joint insureds whose combined issue ages equal 134 or more) and 3% of premiums paid in excess of the target premium. Equitable currently intends to stop deducting this charge at the end of the twentieth policy year. However, this is our current intention and is not guaranteed.

Paying less than one target premium in the first policy year or paying more than one target premium in any policy year (including the first year) could reduce the policyowner's total Premium Sales Charge. For example, assume that the target premium is $10,000 and that the policyowner would like to pay ten target premiums in a way that does not cause the policy to become a modified endowment contract. If the policyowner paid $20,000 (i.e., two times the amount of the target premium) in every other policy year up to the ninth policy year, the total Premium Sales Charge would be $7,500. If, however, the policyowner paid $10,000 in each of the first ten policy years, the total Premium Sales Charge would be $9,750.


Attempting to structure the timing and amount of premium payments to reduce the potential Premium Sales Charge is not recommended as it could increase the risk that your policy will terminate without value. Remember, a target premium is generally the equivalent of a guaranteed minimum death benefit premium. Therefore, delaying the payment of target premiums to later years could adversely effect the availability of the guaranteed minimum death benefit provision if, as a result of the delay, actual premium payments were less than the accumulation of guaranteed minimum death benefit premiums. If the policy's guaranteed minimum death benefit provision is not in effect and the Net Cash Surrender Value is insufficient to pay monthly deductions, the policy will lapse unless a required premium payment is made. See YOUR POLICY CAN TERMINATE on page
19. In addition, any acceleration of premium payments to early years should take into account the modified endowment seven-pay premium limit. If at any time the aggregate premiums paid exceed the policy's cumulative seven-pay limit, the policy will become a modified endowment and the policyowner may incur adverse tax consequences when distributions are made. See TAX EFFECTS on page 20.


DEDUCTIONS FROM YOUR POLICY ACCOUNT. At the beginning of each policy month, the following charges are deducted from your Policy Account:

Monthly Administrative Charges. $0.07 per $1,000 of Face Amount during the first policy year, plus a $6 per month charge in each policy year to compensate us for administrative activities in connection with issuing and maintaining your policy, such as billing, policy transactions and policyowner communications. We may increase this latter charge, but we guarantee that it will never exceed $8 per month. All administrative charges are designed to reimburse us for expenses, and we do not expect to profit from them.


Cost Of Insurance Charge. The cost of insurance charge is calculated by multiplying the net amount at risk at the beginning of the policy month by the monthly cost of insurance rate applicable to the insured persons at that time. The net amount at risk is the difference between the current death benefit and the amount in your Policy Account. We may earn a profit from this charge.


Your cost of insurance charge will vary from month to month with changes in the net amount at risk. For example, if the current death benefit for the month is increased because the death benefit is based on a percentage multiple of the Policy Account, then the net amount at risk for the month will increase. Assuming the percentage multiple is not in effect, increases or decreases to the Policy Account will result in a corresponding decrease or increase to the net amount at risk under Option A policies, but no change to the net amount at risk under Option B policies.
Increases or decreases to the Policy Account can result from making premium payments, investment experience or the deduction of charges.

The monthly cost of insurance rate applicable to your policy will be based on our current monthly cost of insurance rates. The current monthly cost of insurance rates may be changed from time to time. However, the current rates will never be more than the guaranteed maximum rates set forth in your policy. The guaranteed rates are based on the Commissioner's 1980 Standard Ordinary Male and Female, Smoker and Non-Smoker Mortality Tables. The current monthly cost of insurance rates are determined based on the sex, age, rating class and smoker/non-smoker status of each of the insured persons and the policy year. Lower cost of insurance rates apply for insured persons who qualify as non-smokers. To qualify, an insured person must meet additional requirements that relate to smoking habits.

There will be no distinctions based on sex in the cost of insurance rates for Survivorship 2000 policies sold in Montana and in other states for other special circumstances. In these cases the references to sex in this prospectus should be disregarded. Cost of insurance rates applicable to a policy issued with unisex rates would not be greater than the comparable male rates set forth or illustrated in this prospectus. Similarly, illustrated policy values in Part 4 would be no less favorable for comparable policies issued with unisex rates. The guaranteed cost of insurance rates for Survivorship 2000 are based on the Commissioner's 1980 Standard Ordinary SD Smoker and ND Non-Smoker Mortality Table. Congress and the legislatures of various states have from time to time considered legislation that would require insurance rates to be the same for males and females of the same age and rating class.

Charges For Additional Benefits. The charges for any additional benefits you choose will be deducted monthly. The amount and duration of these charges are shown on the Policy Information Page.


Guaranteed Minimum Death Benefit Charge. One cent per $1,000 of Face Amount of insurance is deducted monthly to compensate us for the risk we assume by guaranteeing a death benefit, no matter how unfavorable investment experience may be, as long as the accumulated premiums you've paid, less withdrawals, exceed a guaranteed minimum death benefit premium fund and any policy loan does not exceed the Cash Surrender Value. This charge will be deducted only for those policies that contain a guaranteed minimum death benefit provision regardless of whether the guaranteed minimum death benefit premiums are paid. See YOUR POLICY CAN TERMINATE on page 19. This charge will be assessed as long as your policy remains in force.


Any changes in the cost of insurance rates, charges for additional benefits, Premium Sales Charge, mortality and expense risk charge or administrative charges will be by class of insured persons and will be based on changes in future expectations about such factors as investment earnings, mortality, the length of time policies will remain in effect, expenses and taxes.


In addition to the monthly deductions from your Policy Account described above, we may charge fees for certain policy transactions. See PARTIAL WITHDRAWALS AND SURRENDER on page 16, LIVING BENEFIT OPTION on page 13 and TRANSFERS OF POLICY ACCOUNT VALUE on page 14 for a description of policy transaction fees. Also, if you request more than one illustration in a policy year, we may charge a fee. See INDIVIDUAL ILLUSTRATIONS on page 30.

HOW POLICY ACCOUNT CHARGES ARE ALLOCATED. Generally, deductions from your Policy Account for monthly charges are made from the Funds and the unloaned portion of our Guaranteed Interest Account in accordance with the deduction allocation percentages specified in your application unless you instruct us in writing to do otherwise. See FLEXIBLE PREMIUMS on page 11. If a deduction cannot be made in accordance with these percentages, it will be made based on the proportions that your unloaned amounts in the Guaranteed Interest Account and your amounts in the Funds bear to the total unloaned value of your Policy Account.

CHARGE AGAINST THE SEPARATE ACCOUNT. This charge is reflected in the unit values for the Funds of the Separate Account. See HOW WE DETERMINE THE UNIT VALUE on page 14.


o A daily charge for assuming MORTALITY AND EXPENSE RISKS will be made. The annual rate is .90%. We are committed to fulfilling our obligations under the policy and providing service to you over the lifetime of your policy.
    Despite the uncertainty of future events, we guarantee that monthly administrative and cost of insurance deductions from your Policy Account will never be greater than the maximum amounts shown in your policy. In making this guarantee, we assume the mortality risk that insured persons will live for shorter periods than we estimated. When this happens, we have to pay a greater amount of death benefit than we expected to pay in relation to the cost of insurance charges we received. We also assume the expense risk that the cost of issuing and administering policies will be greater than we expected. We make a charge for these mortality and expense risks at an effective annual rate applied to the value of the assets in the Separate Account attributable to Survivorship 2000. If the amount collected from this charge exceeds losses from the risks assumed, it will be to our profit.


o We reserve the right to make a charge in the future for taxes or reserves set aside for taxes, which will reduce the investment experience of the Funds. See TAX EFFECTS on page 20.

CHARGES OF THE TRUSTS. The Funds purchase Class IA shares of the HRT or Class IB shares of the EQAT, respectively, at net asset value. That price reflects investment management fees, indirect expenses, such as brokerage commissions, 12b-1 distribution fee charges (for Class IB shares) and certain other operating expenses. The Trusts do not impose a sales charge. See DEDUCTIONS AND CHARGES in the Summary on page 2 and THE HRT'S INVESTMENT ADVISER and THE EQAT'S MANAGER AND INVESTMENT ADVISERS on page 8.

ADDITIONAL INFORMATION ABOUT SURVIVORSHIP 2000

YOUR POLICY CAN TERMINATE. Your insurance coverage will continue as long as the Net Cash Surrender Value of the policy is enough to pay the monthly deductions. If the Net Cash Surrender Value at the beginning of a policy month is less than such deductions for that month, your policy will go into default unless the operation of the guaranteed minimum death benefit provision results in a waiver of the monthly deductions. The guaranteed minimum death benefit provision is not available in some jurisdictions, including New York and New Jersey.

Under the guaranteed minimum death benefit provision, we compare the guaranteed minimum death benefit premium fund with the actual premium fund in order to determine whether your coverage remains in effect. If the actual premium fund is equal to or greater than the guaranteed minimum death benefit premium fund and any policy loan outstanding does not exceed the Cash Surrender Value, then monthly deductions in excess of the Net Cash Surrender Value will be waived for that policy month and the policy will not go into default. If there is a loan outstanding that exceeds the Cash Surrender Value, the policy will be in default. The policy will also be in default if the actual premium fund is less than the guaranteed minimum death benefit premium fund.

The guaranteed minimum death benefit premium fund for any policy month is the accumulation of all the "specified premiums" shown on the Policy Information Page up to that month, at 4% interest. The actual premium fund for any policy month is the accumulation of all the premiums actually paid under the policy at 4% interest, less all withdrawals accumulated at 4% interest.

If your policy goes into default, we will notify you, and any assignees on our records, in writing, that a 61-day grace period has begun and indicate the payment that is needed to avoid policy termination at the end of the grace period. The required payment will approximate an amount which would increase the Net Cash Surrender Value to cover total monthly deductions for three months (without regard to any investment performance in the Policy Account). The required payment and any residual Policy Account value will be used to cover the overdue deductions. However, if your Policy Account has unfavorable investment experience, the required payment may not be sufficient to cover the overdue deductions on the date we receive the payment. In this case, a new 61-day grace period will begin. While a policy is in a grace period you may not transfer Policy Account value, decrease the Face Amount, make a partial withdrawal or change the death benefit option.


If we do not receive payment within the 61 days, your policy will terminate without value. We will withdraw any amount left in your Policy Account and apply this amount to the overdue deductions and any unpaid loan and accrued loan interest. We will inform you, and any assignees, at last known addresses, that your policy has ended without value. See TAX EFFECTS on page 20 for the potential tax consequences of a policy termination.


YOU MAY RESTORE A POLICY AFTER IT TERMINATES. Subject to certain state variations, you may restore a policy within six months after it terminates if the insured persons who were living on the date the policy terminates are still alive, you provide evidence of insurability on those insured persons that is satisfactory to us, and you make the premium payment that we require to restore the policy. The required premium will not be more than an amount sufficient to cover (i) total monthly deductions for 3 months, calculated from the effective date of restoration; (ii) the monthly administrative charges from the date of default to the effective date of restoration; and (iii) the charge for taxes and the Premium Sales Charge associated with this payment. We will determine the amount of this required premium as if no interest or investment performance were credited to, or charged against, your Policy Account.

The policy will be restored as of the beginning of the policy month which coincides with or follows the date we approve your application. Your restored policy will not have any loan balance even if there was a loan outstanding under the terminated policy.


From the required payment we will deduct the charge for applicable taxes and the Premium Sales Charge. On the effective date of restoration, the Policy Account will be equal to the balance of the required payment. We will start to make monthly deductions as of the effective date of restoration. On that date, the monthly administrative charges from the beginning of the grace period to the effective date of restoration will be deducted from the Policy Account. See TAX EFFECTS on page 20 for the potential tax consequences of restoring a terminated policy. Some states may vary the time period and conditions of policy restoration.


POLICY PERIODS, ANNIVERSARIES, DATES AND AGES. When the applications for a Survivorship 2000 policy are completed and submitted to us, we decide whether or not to issue the policy. This decision is made based on the information in the applications and our standards for issuing insurance and classifying risks. If we decide not to issue a policy, we will either refund any premium paid or reinstate a prior policy.

The Issue Date, shown on the Policy Information Page, is the date your policy is actually issued, but if we have advanced the Register Date, the Issue Date will be the same as the Register Date. Generally, contestability is measured from the Issue Date, as is the suicide exclusion.


The Register Date, also shown on the Policy Information Page, is used to measure policy years, months and anniversaries (annual and monthly). Charges and deductions under the policy are first made as of the Register Date. As to when coverage under the policy begins, see FLEXIBLE PREMIUMS on page 11.


Generally, we determine the Register Date based upon when we receive your full initial premium. In most cases:

o If you submit the full initial premium to your Equitable agent at the time you sign the application, and we issue the policy as it was applied for, then the Register Date will be the later of (a) the date part I of the policy application was signed or, (b) the date part II of the policy application was signed by a medical professional.

o If we do not receive your full initial premium at our Administrative Office before the Issue Date or, if the policy is not issued as applied for, the Register Date will be the same as the Issue Date.

An early Register Date may be permitted for employer-sponsored cases in order to accommodate a common Register Date for all employees. An early Register Date may also be permitted to provide a younger age at issue. We may also permit policyowners to delay a Register Date (up to three months) in employer-sponsored cases.


The investment start date is the date that your initial net premium begins to vary with the investment performance of the Funds or accrue interest in the Guaranteed Interest Account. Generally, the investment start date will be the same as the Register Date if the full initial premium is received at our Administrative Office before the Register Date. Otherwise, the investment start date will be the date the full initial premium is received at our Administrative Office. Thus, to the extent that your first premium is received before the Register Date, there will be a period during which the initial premium will not be experiencing investment performance. The investment start date for policies with early Register Dates will also be the date the full initial premium is received at our Administrative Office. Remember, the amount of your first net premium to be allocated to the Funds will initially be allocated to the Money Market Fund of the Separate Account until the Allocation Date. See FLEXIBLE PREMIUMS on page 11. Any subsequent premium payment received after the investment start date will begin to experience investment performance as of the date such payment is received at our Administrative Office.


Generally, when we refer to the age of an insured person, we mean his or her age on the birthday nearest to the beginning of the particular policy year.

TAX EFFECTS

This discussion is based on our understanding of the effect of the current Federal income tax laws as currently interpreted on Survivorship 2000 policies owned by U.S. resident individuals. The tax effects on corporate taxpayers, subject to the Federal alternative minimum tax, other non-natural persons such as trusts, non-U.S. residents or non-U.S. citizens may be different. This discussion is general in nature and should not be considered tax advice, for which you should consult your legal or tax adviser.

POLICY PROCEEDS. A Survivorship 2000 policy will be treated as "life insurance" for Federal income tax purposes if it meets the definitional requirement of the Internal Revenue Code (the Code) and as long as the portfolios of the Trust satisfy the diversification requirements under the Code. We believe that Survivorship 2000 will meet these requirements, and that:

o the death benefit received by the beneficiary under your Survivorship 2000 policy will not be subject to Federal income tax; and

o as long as your policy remains in force, increases in the Policy Account value as a result of interest or investment experience will not be subject to Federal income tax unless and until there is a distribution from your policy, such as a loan or a partial withdrawal.

Special tax rules may apply, however, if you transfer your ownership of the policy. Consult your tax adviser before any transfer of your policy.

The Federal income tax consequences of a distribution from your policy will depend on whether your policy is determined to be a "modified endowment." The character of any income recognized will be ordinary income as opposed to capital gain.

A MODIFIED ENDOWMENT IS a life insurance policy which fails to meet a "seven-pay" test. In general, a policy will fail the seven-pay test if the cumulative amount of premiums paid under the policy at any time during the first seven policy years exceeds a calculated premium level. The calculated seven-pay premium level is based on a hypothetical policy issued on the same insured persons and for the same initial death benefit which, under specified conditions (which include the absence of expense and administrative charges), would be fully paid for after seven level annual payments. Your policy will be treated as a modified endowment unless the cumulative premiums paid under your policy, at all times during the first seven policy years, are less than or equal to the cumulative seven-pay premiums which would have been paid under the hypothetical policy on or before such times.

Whenever there is a "material change" under a policy, it will generally be treated as a new contract for purposes of determining whether the policy is a modified endowment, and subjected to a new seven-pay period and a new seven-pay limit. The new seven-pay limit would be determined taking into account, under a downward adjustment formula, the Policy Account value of the policy at the time of such change. A materially changed policy would be considered a modified endowment if it failed to satisfy the new seven-pay limit. A material change could occur as a result of a change in death benefit option, the selection of additional benefits, the restoration of a terminated policy and certain other changes.

If the benefits under your policy are reduced for example, by requesting a decrease in Face Amount, or in some cases by making partial withdrawals, terminating additional benefits under a rider, changing the death benefit option, or as a result of policy termination, the calculated seven-pay premium level will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. If the premiums previously paid are greater than the recalculated seven-pay premium level limit, the policy will become a modified endowment. Generally, a life insurance policy which is received in exchange for a modified endowment or a modified endowment which terminates and is restored, will also be considered a modified endowment.


Changes made to a life insurance policy, for example, a decrease in benefits or the termination of or restoration of a terminated policy, may have other effects on your policy, including impacting the maximum amount of premiums that can be paid under the policy, as well as the maximum amount of Policy Account value that may be maintained under the policy. In some cases, this may cause us to take action in order to assure your policy continues to qualify as life insurance, including distribution of amounts that may be includable as income. See POLICY CHANGES on page 21.


IF YOUR SURVIVORSHIP 2000 POLICY IS NOT A MODIFIED ENDOWMENT, as long as it remains in force, a loan under your policy will be treated as indebtedness and no part of the loan will be subject to current Federal income tax. Interest on the loan will generally not be tax deductible. After the first fifteen policy years, the proceeds from a partial withdrawal will not be subject to Federal income tax except to the extent such proceeds exceed your "Basis" in your policy. Your Basis in your policy generally will equal the premiums you have paid less any amounts previously recovered through tax-free policy distributions. During the first fifteen policy years, the proceeds from a partial withdrawal could be subject to Federal income tax to the extent your Policy Account value exceeds your Basis in your policy. The portion subject to tax will depend upon the ratio of your death benefit to the Policy Account value (or, in some cases, the premiums paid) under your policy and the ages of the insured persons at the time of the withdrawal. If at any time your policy is surrendered, the excess, if any, of your Cash Surrender Value (which includes the amount of any policy loan and accrued loan interest) over your Basis will be subject to Federal income tax. In addition, if a policy terminates while there is a policy loan, the cancellation of such loan and accrued loan interest will be treated as a distribution and could be subject to tax under the above rules. Upon the Maturity Date of the policy, the excess of the amount of any benefit paid, not taking into account any reduction for any loan and accrued loan interest, over your Basis in the policy will be subject to Federal income tax.

IF YOUR POLICY IS A MODIFIED ENDOWMENT, any distribution from your policy will be taxed on an "income-first" basis. Distributions for this purpose include a loan (including any increase in the loan amount to pay interest on an existing loan or an assignment or a pledge to secure a loan) or partial withdrawal. Any such distribution will be considered taxable income to you to the extent your Policy Account value exceeds your Basis in the policy. For modified endowments, your Basis would be increased by the amount of any prior loan under your policy that was considered taxable income to you. For purposes of determining the taxable portion of any distribution, all modified endowments issued by the same insurer or an affiliate to the same policyowner during any calendar year are to be aggregated. The Secretary of the Treasury has authority to prescribe additional rules to prevent avoidance of "income-first" taxation on distributions from modified endowments.

A 10% penalty tax will apply to the taxable portion of a distribution from a modified endowment. The penalty tax will not, however, apply to distributions
(i) to taxpayers 59 1/2 years of age or older, (ii) in the case of disability (as defined in the Code) or (iii) received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and beneficiary. If your policy is surrendered, the excess, if any, of your Cash Surrender Value over your Basis will be subject to Federal income tax and, unless one of the above exceptions applies, the 10% penalty tax. If your policy terminates while there is a policy loan, the cancellation of such loan and accrued loan interest will be treated as a distribution to the extent not previously treated as such and could be subject to tax, including the penalty tax, as described under the above rules. In addition, upon the Maturity Date of the policy, the excess of the amount of any benefit paid, not taking into account any reduction for any loan and accrued loan interest, over your Basis in the policy will be subject to Federal income tax, and, unless an exception applies, a 10% penalty tax.

If your policy becomes a modified endowment, distributions that occur during the policy year it becomes a modified endowment and any subsequent policy year will be taxed as described in the two preceding paragraphs. In addition, distributions from a policy within two years before it becomes a modified endowment will be subject to tax in this manner. THIS MEANS THAT A DISTRIBUTION MADE FROM A POLICY THAT IS NOT A MODIFIED ENDOWMENT COULD LATER BECOME TAXABLE AS A DISTRIBUTION FROM A MODIFIED ENDOWMENT. The Secretary of the Treasury has been authorized to prescribe rules which would treat similarly other distributions made in anticipation of a policy becoming a modified endowment.


POLICY TERMINATIONS. A policy which has terminated without value may have the tax consequences described under POLICY PROCEEDS on page 20 even though you may be able to restore your policy. For tax purposes, some restorations may be treated as the purchase of a new insurance contract.


LIVING BENEFITS. Amounts received under a life insurance contract on the life of individuals who are terminally ill, as defined by the tax law, are generally excludable from gross income as amounts paid by reason of the death of the insured. We believe that the living benefit which may be payable under your policy meets the law's definition of terminally ill and can qualify for this exclusion. This exclusion does not apply, however, to amounts paid to someone other than the insured if the payee has an insurable interest in the insured's life because the insured is a director, officer or employee of the payee or by reason of the insured being financially interested in any trade or business carried on by the payee.

DIVERSIFICATION. Under Section 817(h) of the Code, the Secretary of the Treasury has the authority to set standards for diversification of the investments underlying variable life insurance policies. The Treasury Department has issued final regulations regarding the diversification requirements. Failure to meet these requirements would disqualify your policy as a variable life insurance policy under Section 7702 of the Code. If this were to occur, you would be subject to Federal income tax on the income under the policy for the period of the disqualification and subsequent periods. The Separate Account, through the Trust, intends to comply with these requirements in order to avoid such occurrence.

In connection with the issuance of the then temporary diversification regulations, the Treasury Department stated that it anticipated the issuance of regulations or rulings prescribing the circumstances in which the ability of a policyowner to direct his investment to particular divisions of a separate account may cause the policyowner, rather than the insurance company, to be treated as the owner of the assets in the account. If you were considered the owner of the assets of the Separate Account, income and gains from the Separate Account would be included in your gross income for Federal income tax purposes. Under current law we believe that Equitable, and not the owner of the policy, would be considered the owner of the assets of the Separate Account.

RIDERS. Certain riders permit the splitting of a policy into two other individual policies on the lives of a husband and wife, upon a divorce or certain changes in the Federal estate tax law. This splitting of a policy could have adverse tax consequences including but not limited to, the recognition of taxable income in an amount up to any gain in the policy at the time of the split.

POLICY CHANGES. For you and your beneficiary to receive the tax treatment discussed above, your policy must initially qualify and continue to qualify as life insurance under Sections 7702 and 817(h) of the Code. We may make changes in the policy or its riders or make distributions from the policy to the extent we deem necessary to qualify your policy as life insurance for tax purposes. Any such change will apply uniformly to all policies that are affected. You will be given advance written notice of such changes.

TAX CHANGES. Proposed Treasury Regulations concerning what constitutes reasonable mortality and expense charges in testing whether a policy qualifies as life insurance would, if finalized as now proposed, provide stricter rules for policies covering more than one life. As currently drafted the rules would only apply to policies issued after the regulations are finalized, causing such policies to generally provide increased levels of death benefits relative to policy account values. The United States Congress has in the past considered, is currently considering and may in the future consider legislation that, if enacted, could change the tax treatment of life insurance policies. In addition, the Treasury Department may amend existing regulations, issue new regulations, or adopt new interpretations of existing laws. State tax laws or, if you are not a United States resident, foreign tax laws, may affect the tax consequences to you, the insured or your beneficiary. These laws may change from time to time without notice and, as a result, the tax consequences may be altered. There is no way of predicting whether, when or in what form any such change would be adopted. Any such change could have a retroactive effect regardless of the date of enactment. We suggest you consult your legal or tax adviser.

ESTATE AND GENERATION SKIPPING TAXES. When the last surviving insured dies, the death benefit will generally be includable in the policyowner's estate for purposes of Federal estate tax if the insured owned the policy. If the policyowner is not the insured person, under certain conditions only the fair market value of the policy would be included. Federal estate tax is integrated with Federal gift tax under a unified rate schedule. In general, estates less than $600,000 will not incur a Federal estate tax liability. In addition, an unlimited marital deduction may be available for Federal estate and gift tax purposes.

As a general rule, if a "transfer" is made to a person two or more generations younger than the policyowner, a generation skipping tax may be payable at rates similar to the maximum estate tax rate in effect at the time. The generation skipping tax provisions generally apply to "transfers" which would be subject to the gift and estate tax rules. Individuals are generally allowed an aggregate generation skipping tax exemption of $1 million. Because these rules are complex, you should consult with your tax adviser for specific information, especially where benefits are passing to younger generations.

The particular situation of each policyowner, insured or beneficiary will determine how ownership or receipt of policy proceeds will be treated for purposes of Federal estate and generation skipping taxes as well as state and local estate, inheritance, generation skipping and other taxes.

OUR TAXES. Under the life insurance company tax provisions of the Code, variable life insurance is treated in a manner consistent with fixed life insurance. The operations of the Separate Account are reported in our Federal income tax return but we currently pay no income tax on investment income and capital gains reflected in variable life insurance policy reserves. Therefore, no charge is currently being made to any Fund of the Separate Account for taxes. We reserve the right to make a charge in the future for taxes incurred, for example, a charge to the Separate Account for income taxes incurred by us that are allocable to the policy.

We may have to pay state, local or other taxes in addition to applicable taxes based on premiums. At present, these taxes are not substantial. If they increase, charges may be made for such taxes when they are attributable to the Separate Account or allocable to the policy.

WHEN WE WITHHOLD INCOME TAXES. Generally, unless you provide us with a written election to the contrary before we make the distribution, we are required to withhold income tax from any portion of the money you receive if the withdrawal of money from your Policy Account or the surrender or the maturity of your policy is a taxable transaction. If you do not wish us to withhold tax from the payment, or if enough is not withheld, you may have to make tax payments later. You may also have to pay penalties under the tax rules if your withholding and estimated tax payments are insufficient. In some cases, where generation skipping taxes may apply, we may also be required to withhold for such taxes unless we are provided satisfactory written notification that no such taxes are due.

PART 3:  ADDITIONAL INFORMATION

YOUR VOTING PRIVILEGES

TRUST VOTING PRIVILEGES. As explained in Part 1, we invest the assets in the Funds in Class IA or Class IB shares of the corresponding portfolios of the HRT or the EQAT, respectively. Equitable is the legal owner of the shares of each Trust and will attend, and has the right to vote at, any meeting of the HRT's or EQAT's shareholders. Among other things, we may vote on any matters described in either Trust's prospectus or requiring a vote by shareholders under the 1940 Act.

Even though we own the shares, to the extent required by the 1940 Act, you will have the opportunity to tell us how to vote the number of shares that can be attributed to your policy. We will vote those shares at meetings of HRT or EQAT shareholders according to your instructions. If we do not receive instructions in time from all policyowners, we will vote shares in a portfolio for which no instructions have been received in the same proportion as we vote shares for which we have received instructions in that portfolio. We will vote any HRT or EQAT shares that we are entitled to vote directly due to amounts we have accumulated in the Funds in the same proportions that all policyowners vote, including those who participate in other separate accounts. If the Federal securities laws or regulations or interpretations of them change so that we are permitted to vote shares of the HRT or EQAT in our own right or to restrict policyowner voting, we may do so.

HOW WE DETERMINE YOUR VOTING SHARES. You may participate in voting only on matters concerning the HRT or EQAT portfolios corresponding to the Funds to which your Policy Account is allocated. The number of HRT or EQAT shares in each Fund that are attributable to your policy is determined by dividing the amount in your Policy Account allocated to that Fund by the net asset value of one share of the corresponding portfolio as of the record date set by either HRT's or EQAT's Board for its respective shareholders meeting. The record date for this purpose must be at least 10 and no more than 90 days before the particular shareholder meeting. Fractional shares are counted.

If you are entitled to give us voting instructions, we will send you proxy material and a form for providing instructions. In certain cases, we may disregard instructions relating to changes in a portfolio's adviser or its investment policies. We will advise you if we do and detail the reasons in the next semiannual report to policyowners.

SEPARATE ACCOUNT VOTING RIGHTS. Under the 1940 Act, certain actions (such as some of those described under OUR RIGHT TO CHANGE HOW WE OPERATE, on page 24) may require policyowner approval. In that case, you will be entitled to one vote for every $100 of value you have in the Funds. We will cast votes attributable to amounts we have in the Funds in the same proportions as votes cast by policyowners.


OUR RIGHT TO CHANGE HOW WE OPERATE

In addition to changing or adding investment companies, we have the right to modify how we or the Separate Account operate. We intend to comply with applicable law in making any changes and, if necessary, we will seek policyowner approval. We have the right to:

o add Funds to, or remove Funds from, the Separate Account, combine two or more Funds within the Separate Account, or withdraw assets relating to Survivorship 2000 from one Fund and put them into another;

o   register or end the registration of the Separate Account under the 1940 Act;

o operate the Separate Account under the direction of a committee or discharge such a committee at any time (the committee may be composed entirely of persons who are "interested persons" of Equitable under the 1940 Act);

o restrict or eliminate any voting rights of policyowners or other people who have voting rights that affect the Separate Account;

o operate the Separate Account or one or more of the Funds in any other form the law allows, including a form that allows us to make direct investments. Our Separate Account may be charged an advisory fee if its investments are made directly rather than through an investment company. We may make any legal investments we wish. In choosing these investments, we will rely on our own or outside counsel for advice. In addition, we may disapprove any change in investment advisers or in investment policy unless a law or regulation provides differently.

If any changes are made that result in a material change in the underlying investments of a Fund, you will be notified as required by law. We may, for example, cause the Fund to invest in a mutual fund other than, or in addition to, the Trusts. If you then wish to transfer the amount you have in that Fund to another Fund or to the Guaranteed Interest Account, you may do so, without charge, by contacting our Administrative Office. At the same time, you may also change how your net premiums and deductions are allocated.

OUR REPORTS TO POLICYOWNERS

Shortly after the end of each policy year you will receive a report that includes information about your policy's current death benefit, Cash Surrender Value and policy loan. Notices will be sent to you to confirm premium payments (except premiums paid through an automated payment plan), transfers of amounts between Funds and certain other policy transactions.

LIMITS ON OUR RIGHT TO CHALLENGE THE POLICY

We can challenge the validity of your insurance policy based on material misstatements in your application and any application for change. However, there are some limits on how and when we can challenge the policy.

o We cannot challenge the policy after it has been in effect, during the lifetimes of both insured persons, for two years from the date the policy was issued.

o We cannot challenge any policy change that requires evidence of insurability or any restoration of the policy after the change or restoration has been in effect for two years during the lifetime of any insured person living at the time the change or restoration takes effect.

If the last surviving insured person dies within the time that we may challenge the validity of the policy, we may delay payment until we decide whether to challenge the policy. Some states may require that we measure these times in some other way. If an insured person's age or sex is misstated on any application, the death benefit and any additional benefits provided will be those which would be purchased by the most recent deduction for the cost of insurance and the cost of any additional benefits at that insured person's correct age and sex.

If the last surviving insured person commits suicide within two years after the date on which the policy was issued or following a policy change that increases the death benefit, the death benefit will be limited as described in the policy. Some states require that we measure this time by some other date.

YOUR PAYMENT OPTIONS

Policy benefits or other payments such as the Net Cash Surrender Value may be paid immediately in one sum or you may choose another form of payment for all or part of the money. Payments under these options are not affected by the investment experience of any Fund. Instead, interest accrues pursuant to the options chosen.


You will make a choice of payment option (or any later changes) and your choice will take effect in the same way as it would if you were changing a beneficiary. See YOUR BENEFICIARY, on page 24. If you do not arrange for a specific form of payment before the last surviving insured person dies, the beneficiary will be paid through the Equitable Access Account.(TM) The Equitable Access Account is not available to corporate or other non-natural beneficiaries. See WHEN WE PAY POLICY PROCEEDS, on page 24. The beneficiary will then have a choice of payment options. However, if you do make an arrangement with us for how the money will be paid, the beneficiary cannot change the choice after the last surviving insured person dies. Different payment options may result in different tax consequences.

The beneficiary or any other person who is entitled to receive payment may name a successor to receive any amount that we would otherwise pay to that person's estate if that person died. The person who is entitled to receive payment may change the successor at any time.

We must approve any arrangements that involve more than one payment option, or a payee who is not a natural person (for example, a corporation), or a payee who is a fiduciary. Also, the details of all arrangements will be subject to our rules at the time the arrangements are selected and take effect. This includes rules on the minimum amount we will pay under an option, minimum amounts for installment payments, withdrawal or commutation rights (your rights to receive payments over time, for which we may offer a lump sum payment), the naming of people who are entitled to receive payment and their successors, and the ways of proving age and survival.

YOUR BENEFICIARY

You name your beneficiary when you apply for the policy. The beneficiary is entitled to the insurance benefits of the policy. While either or both of the insured persons are living, you may change the beneficiary by writing to our Administrative Office. You can name more than one beneficiary. Beneficiaries may be classed as primary and contingent beneficiaries. When two or more persons are named in a class they will share equally unless you have specified their respective shares. If no beneficiary is living when the last surviving insured person dies, we will pay the death benefit in equal shares to such insured person's surviving children. If there are no surviving children, we will pay the death benefit to that insured person's estate.

ASSIGNING YOUR POLICY

You may assign (transfer) your rights in the policy to someone else as collateral for a loan or for some other reason, if we agree. If you do, a copy of the assignment must be forwarded to our Administrative Office. We are not responsible for any payment we make or any action taken before we receive notice of the assignment or for the validity of the assignment. An absolute assignment is a change of ownership. BECAUSE THERE MAY BE TAX CONSEQUENCES, INCLUDING THE LOSS OF INCOME TAX-FREE TREATMENT FOR ANY DEATH BENEFIT PAYABLE TO THE BENEFICIARY, YOU SHOULD CONSULT YOUR TAX ADVISER PRIOR TO MAKING AN ASSIGNMENT.

WHEN WE PAY POLICY PROCEEDS

We will pay any death benefits, maturity benefit, Net Cash Surrender Value or loan proceeds within seven days after we receive the last required form or request (and other documents that may be required for payment of death benefits) at our Administrative Office. Death benefits are determined as of the date of death of the last surviving insured person and will not be affected by subsequent changes in the unit values of the Funds. Death benefits will generally be paid through the Equitable Access Account, an interest bearing checking account. A beneficiary will have immediate access to the proceeds by writing a check on the account. We pay interest from the date of death to the date the Equitable Access Account is closed. If an Equitable agent helps the beneficiary of a policy to prepare the documents that are required for payment of the death benefit, we will send the Equitable Access Account checkbook or check to the agent within seven days after we receive the required documents. Our agents will take reasonable steps to arrange for prompt delivery to the beneficiary.

We may, however, delay payment if we contest the policy. We may also delay payment if we cannot determine the amount of the payment because the New York Stock Exchange is closed, because trading in securities has been restricted by the SEC, or because the SEC has declared that an emergency exists. In addition, if necessary to protect our policyowners, we may delay payment where permitted under applicable law.

We may defer payment of Net Cash Surrender Value withdrawal or loan amount (except a loan to pay a premium to us) from the Guaranteed Interest Account for up to six months after we receive your request. We will pay interest of at least 3% a year from the date we receive your request if we delay more than 30 days in paying you such amounts from the Guaranteed Interest Account.

DIVIDENDS

No dividends are paid on the policy described in this prospectus.

REGULATION

We are regulated and supervised by the New York State Insurance Department. In addition, we are subject to the insurance laws and regulations in every jurisdiction where we sell policies. As a result, the provisions of the Survivorship 2000 policy may vary somewhat from jurisdiction to jurisdiction.

The Survivorship 2000 policy (Plan No. 92-500) has been filed with and approved by insurance officials in 50 states, Puerto Rico and the Virgin Islands. No
Survivorship 2000 policy is available in the District of Columbia. We submit annual reports on our operations and finances to insurance officials in all the jurisdictions where we sell policies. The officials are responsible for reviewing our reports to be sure that we are financially sound.

SPECIAL CIRCUMSTANCES

Equitable may vary the charges and other terms of Survivorship 2000 where special circumstances result in sales or administrative expenses or mortality risks that are different than those normally associated with Survivorship 2000 policies. These variations will be made only in accordance with uniform rules that we establish.

DISTRIBUTION


EQ Financial Consultants, Inc. (EQF) is the principal underwriter of the HRT and one of the principal underwriters of EQAT, and is also a distributor of our variable life insurance policies and variable annuity contracts. EQF is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940 and also is the Manager of the EQAT. EQF's principal business address is 1755 Broadway, New York, NY 10019. EQF is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934 (1934 Act) and is a member of the

National Association of Securities Dealers, Inc. In 1995 and 1996, Equitable Variable paid EQF a fee of $325,380 annually for its services as distributor of its policies.


We sell our policies through agents who are licensed by state insurance officials to sell our variable life policies. These agents are also registered representatives of EQ Financial Consultants. The agent who sells you this policy receives sales commissions from Equitable. We pay commissions from our own resources, including the Premium Sales Charge deducted from your premium. Generally, during the first policy year, the agent will receive an amount equal to a maximum of 50% of the premiums paid up to a certain amount and 4% of the premiums paid in excess of that amount. For policy years two through ten, the agent receives an amount up to a maximum of 4% of the premiums paid up to a certain amount; and, for years eleven and later, the agent receives an amount up to 3% of the premiums paid. Agents with limited years of service may be paid differently. Commissions paid to agents based upon refunded premiums may be recovered.

We also sell our policies through independent brokers who are licensed by state insurance officials to sell our variable life policies. They will also be registered representatives either of EQ Financial Consultants or of another company registered with the SEC as a broker-dealer under the Exchange Act. The commissions for independent brokers will be no more than those for agents and the same policy for recovery of commissions applies. Commissions will be paid through the registered broker-dealer.

LEGAL PROCEEDINGS

We are not involved in any legal proceedings that would be considered material with respect to a policyowner's interest in the Separate Account.

ACCOUNTING AND ACTUARIAL EXPERTS


The financial statements of Separate Account FP and Equitable included in this prospectus have been audited for the years ended December 31, 1996, 1995 and 1994 by Price Waterhouse LLP, as stated in their reports. The financial statements of Separate Account FP and Equitable have been so included in reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of such firm as experts in accounting and auditing.


The financial statements of Equitable contained in this prospectus should be considered only as bearing upon the ability of Equitable to meet its obligations under the Survivorship 2000 policies. They should not be considered as bearing upon the investment experience of the Funds of the Separate Account. The financial statements of Separate Account FP include periods when Separate
Account FP was part of Equitable Variable, a wholly owned subsidiary of Equitable. The assets of Separate Account FP were assumed by Equitable on January 1, 1997 when Equitable Variable was merged into Equitable.

Actuarial matters in this prospectus have been examined by Barbara Fraser, F.S.A., M.A.A.A., who is a Vice President and Actuary of Equitable. Her opinion on actuarial matters is filed as an exhibit to the Registration Statement we filed with the SEC.

ADDITIONAL INFORMATION

We have filed a Registration Statement relating to the Separate Account and the variable life insurance policy described in this prospectus with the SEC. The Registration Statement, which is required by the Securities Act of 1933, includes additional information that is not required in this prospectus under the rules and regulations of the SEC. If you would like the additional information, you may obtain it from the SEC's main office in Washington, D.C. You will have to pay a fee for the material.

MANAGEMENT

Here is a list of our directors and, to the extent they are responsible for variable life insurance operations, our principal officers and a brief statement of their business experience for the past five years. Unless otherwise noted, their address is 1290 Avenue of the Americas, New York, New York 10104.



------------------------------------------------------------------------------------------------------------------------------------

NAME AND PRINCIPAL             BUSINESS EXPERIENCE
BUSINESS ADDRESS               WITHIN PAST FIVE YEARS
------------------------------------------------------------------------------------------------------------------------------------

DIRECTORS
------------------------------------------------------------------------------------------------------------------------------------
Claude Bebear                  Director of Equitable since July 1991. Chairman of the Board of the Holding Company (February
AXA-UAP                        1996 - present) and a Director AXA-UAP of other affiliates of Equitable. Chairman of the Executive
23, Avenue Matignon            Board of AXA-UAP ("AXA-UAP") since January 1997. Prior thereto, he was Chairman and Chief Executive
75008 Paris, France            Officer of AXA S.A.  Cheif Executive Officer of the AXA-UAP Group (formerly known as the AXA
                               Group) since 1974 and Chairman or Director of numerous subsidiaries and affiliated companies of the AXA-UAP Group.
------------------------------------------------------------------------------------------------------------------------------------

Christopher J. Brocksom        Director of Equitable  since July 1992.  Retired Chief  Executive  Officer,  AXA Equity & Law Life
Elbury 9                       Assurance Society PLC ("AXA Equity & Law") and various directorships and officerships with
Weedon Lane                    AXA Equity & Law affiliated companies.
Buckinghamshire
HP6505
England

------------------------------------------------------------------------------------------------------------------------------------

Francoise Colloc'h             Director of Equitable  since July 1992.  Senior  Executive Vice President Human Resources and
AXA-UAP                        Communications  of AXA-UAP,  and various positions with AXA-UAP affiliated companies. Director
23, Avenue Matignon            of the Holding Company.
75008 Paris, France
------------------------------------------------------------------------------------------------------------------------------------

Henri de Castries              Director of Equitable since September 1993. Vice Chairman of the Board of the Holding Company
AXA-UAP                        since February 1996. Senior Executive Vice President Financial Services and Life Insurance
23, Avenue Matignon            Activities of AXA-UAP since 1996. Also Director or Officer of various subsidiaries and affiliates of
75008 Paris, France            the AXA-UAP Group. Director of the Holding Company and of other Equitable affiliates.
                               Previously held other officerships with the AXA Group.
------------------------------------------------------------------------------------------------------------------------------------

Joseph L. Dionne               Director of  Equitable  since May 1982.  Chairman  (since  April 1988) and Chief  Executive  Officer
The McGraw-Hill Companies      (since April 1983) of The McGraw-Hill Companies.  Director of the Holding Company.
1221 Avenue of the Americas
New York, NY 10020
------------------------------------------------------------------------------------------------------------------------------------

William T. Esrey               Director  of  Equitable  since July 1986.  Chairman (since  April 1990) and Chief Executive  Officer
Sprint Corporation             (since  1985) of Sprint Corporation.  Director of the Holding Company.
P.O. Box 11315
Kansas City, MO 64112

------------------------------------------------------------------------------------------------------------------------------------

Jean-Rene Fourtou               Director of Equitable  since July 1992.  Chairman and Chief Executive  Officer,  Rhone-Poulenc  S.A.
Rhone-Poulenc S.A.              since 1986.  Member of the Supervisory Board of AXA-UAP.   Director of the Holding Company.
25, Quai Paul Doumer
92408 Courbevoie Cedex
France
------------------------------------------------------------------------------------------------------------------------------------

Norman C. Francis               Director of Equitable since March 1989.  President, Xavier University of Louisiana.
Xavier University of Louisiana
7325 Palmetto Street
New Orleans, LA  70125
------------------------------------------------------------------------------------------------------------------------------------

Donald J. Greene                 Director of Equitable since July 1991.  Partner, LeBoeuf, Lamb, Greene & MacRae since 1965.
LeBouef, Lamb, Greene & MacRae   Director of the Holding Company.
125 West 55th Street
New York, NY  10019-4513
------------------------------------------------------------------------------------------------------------------------------------







------------------------------------------------------------------------------------------------------------------------------------

NAME AND PRINCIPAL                    BUSINESS EXPERIENCE
BUSINESS ADDRESS                      WITHIN PAST FIVE YEARS
------------------------------------------------------------------------------------------------------------------------------------

DIRECTORS (continued)
------------------------------------------------------------------------------------------------------------------------------------
John T. Hartley                       Director of Equitable since August 1987.  Retired Chairman and Chief Executive  Officer of
Harris Corporation                    Harris Corporation  (retired since July 1995);  previously held other officerships with Harris
1025 NASA Boulevard                   Corporation.  Director of Harris  Corporation and The McGraw-Hill Companies. Director of the
Melbourne, FL  32919                  Holding Company.
------------------------------------------------------------------------------------------------------------------------------------

John H.F. Haskell, Jr.               Director of Equitable  since July 1992.  Managing  Director of Dillon,  Read & Co., Inc.  since
Dillon, Read & Co., Inc.             1975 and member of its Board of Directors.  Director of Kaydon Corporation.  Director of the
535 Madison Avenue                   Holding Company.
New York, NY  10022
------------------------------------------------------------------------------------------------------------------------------------

Mary R. (Nina) Henderson             Director of Equitable  since December 1996.  President of CPC Specialty  Markets Group of CPC
CPC Specialty Markets Group          International,  Inc. since 1993.  Prior thereto,  President of CPC Specialty Products and Best
700 Sylvan Avenue                    Foods Exports.  Director of Hunt Manufacturing  Company.  Director of the Holding Company
Englewood Cliffs, NJ 07632
------------------------------------------------------------------------------------------------------------------------------------

W. Edwin Jarmain                     Director of Equitable  since July 1992.  President  of Jarmain  Group Inc.  since 1979; also an
Jarmain Group Inc.                   Officer or Director of severaL affiliated companies. Chairman and Director of FCA International
121 King Street West                 Ltd. Director of various AXA affiliated companies.  Previously held other officerships with FCA
Suite 2525, Box 36                   International. Director of the Holding Company.
Toronto, Ontario M5H 3T9,
Canada
------------------------------------------------------------------------------------------------------------------------------------

G. Donald Johnston, Jr.              Director of  Equitable  since  January  1986.  Retired  Chairman and Chief  Executive  Officer,
184-400 Ocean Road                   JWT Group,  Inc. and J. Walter Thompson Company.
John's Island
Vero Beach, FL  32963
------------------------------------------------------------------------------------------------------------------------------------

Winthrop Knowlton                    Director of Equitable since October 1973.  Chairman of the Board of Knowlton  Brothers,  Inc.
Knowlton Brothers, Inc.              since May 1989; also President of Knowlton  Associates, Inc. since September 1987;  Director of
530 Fifth Avenue                     Bethlehem Steel Corporation,  Infosys,  Inc. and Audible, Inc. Director of the Holding Company.
New York, NY  10036
------------------------------------------------------------------------------------------------------------------------------------

Arthur L. Liman                      Director of Equitable since March 1984. Partner,  Paul, Weiss, Rifkind,  Wharton & Garrison
Paul, Weiss, Rifkind,                since  1966. Director of the Holding Company.
Wharton and Garrison
1285 Avenue of the Americas
New York, NY  10019
------------------------------------------------------------------------------------------------------------------------------------

George T. Lowy                       Director of Equitable since July 1992.  Partner, Cravath, Swaine & Moore since 1965.
Cravath, Swaine & Moore
825 Eighth Avenue
New York, NY  10019
------------------------------------------------------------------------------------------------------------------------------------

Didier Pineau-Valencienne            Director of Equitable since February 1996.  Chairman and Chief Executive Officer of Schneider
Schneider S.A.                       S.A. since 1981 and Chairman or Director of numerous subsidiaries and affiliated companies of
64/70, Avenue Jean-Baptiste Clement  Schneider.  Member,  Supervisory Board of AXA-UAP since January  1997, prior thereto, Director.
92646 Boulogne-Billancourt Cedex     Director of the Holding Company.
France
------------------------------------------------------------------------------------------------------------------------------------

George J. Sella, Jr.                 Director of Equitable since May 1987.  Retired Chairman and Chief Executive Officer of American
P.O. Box 397                         Cyanamid Company (until April 1993); previously held other officerships with American Cyanamid.
Newton, NJ  07860                    Director of the Holding Company.
------------------------------------------------------------------------------------------------------------------------------------

Dave H. Williams                     Director of Equitable since March 1991.  Chairman and Chief  Executive  Officer of Alliance
Alliance Capital Management          since 1977 and Chairman or Director of numerous subsidiaries and affiliated companies of
Corporation                          Alliance.  Director of the Holding Company.
1345 Avenue of the Americas
New York, NY  10105
------------------------------------------------------------------------------------------------------------------------------------






------------------------------------------------------------------------------------------------------------------------------------

NAME AND PRINCIPAL                    BUSINESS EXPERIENCE
BUSINESS ADDRESS                      WITHIN PAST FIVE YEARS

------------------------------------------------------------------------------------------------------------------------------------

OFFICERS and DIRECTORS
------------------------------------------------------------------------------------------------------------------------------------
William T. McCaffrey                 Director, Senior Executive Vice President and Chief Operating Officer of Equitable (all since
                                     February 1996). Executive Vice President and Chief Administrative Officer (since February 1994)
                                     of the Holding Company. Director of various Equitable affiliated companies. Previously held other officerships with Equitable and its affiliates.

------------------------------------------------------------------------------------------------------------------------------------

Joseph J. Melone                      Chairman,  Chief Executive  Officer and President of Equitable.  Chief Executive  Officer of
                                      the Holding Company since February 1996 and Director and President of the Holding  Company
                                      since May 1992.  Director of various  Equitable and AXA-UAP  affiliated companies.  Director,
                                      Foster Wheeler Corp. and AT&T Capital Corporation.

------------------------------------------------------------------------------------------------------------------------------------
OTHER OFFICERS
------------------------------------------------------------------------------------------------------------------------------------

A. Frank Beaz                         Senior Vice  President,  Equitable.  Executive  Vice  President,  EQ  Financial  Consultants,
                                      Inc.  ("EQF")  (since May 1995). Director, Equitable Realty Assets Corporation since
                                      December 1996. Previously held other officerships with Equitable.
------------------------------------------------------------------------------------------------------------------------------------

Leon B. Billis                        Senior  Vice  President,   Equitable.  Director,  J.M.R.  Realty  Services,  Inc. since  March
                                      1995.  Previously  held  other officerships with Equitable.
------------------------------------------------------------------------------------------------------------------------------------

Harvey Blitz                          Senior Vice President and Deputy Chief Financial Officer, Equitable. Senior Vice President,
                                      the Holding Company; Vice President and Director, EQ Advisors Trust (EQAT); Chairman of
                                      Frontier Trust Company and Director of various Equitable affiliated companies. Previously held other officerships with Equitable and its affiliates.

------------------------------------------------------------------------------------------------------------------------------------

Kevin R. Byrne                        Vice President and  Treasurer,  Equitable and the Holding  Company;  Treasurer,  EquiSource
                                      and Frontier  Trust Company.  Vice President and Treasurer,  Equitable Casualty Insurance
                                      Company and EQAT.  Previously held other officerships with Equitable and  its affiliates.
------------------------------------------------------------------------------------------------------------------------------------

Jerry M. de St. Paer                  Executive Vice President,  Equitable.  Senior Executive Vice President (since May 1996) and
                                      Chief Financial  Officer (since May 1992) of the Holding  Company.  Executive  Vice  President
                                      and Chief  Operating  Officer  (since  September  1994) of Equitable  Investment  Corporation.
                                      Director of various  Equitable  affiliated  companies.  Previously held various  officerships with Equitable and its affiliates.
------------------------------------------------------------------------------------------------------------------------------------

Gordon G. Dinsmore                    Senior Vice President,  Equitable.  Executive Vice President, EQF. Vice President, EQAT.
                                      Director of other Equitable affiliated companies. Previously held other officerships with
                                      Equitable and its affiliates.

------------------------------------------------------------------------------------------------------------------------------------

Alvin H. Fenichel                     Senior Vice President and Controller,  Equitable and the Holding Company. Previously held other officerships with Equitable and its affiliates.

------------------------------------------------------------------------------------------------------------------------------------

Paul J. Flora                         Senior Vice  President and Auditor,  Equitable.  Vice  President and Auditor,  Holding Company
                                      (since  September  1994).  Vice President/Auditor, National Westminster Bank (November 1984 to
                                      June 1993).

------------------------------------------------------------------------------------------------------------------------------------

Robert E. Garber                      Executive Vice President and General  Counsel,  Equitable and the Holding  Company. Previously
                                      held other  officerships  with Equitable and its affiliates.
------------------------------------------------------------------------------------------------------------------------------------

Donald R. Kaplan                      Vice President and Chief Compliance Officer, Equitable. Previously held other officerships with Equitable.
------------------------------------------------------------------------------------------------------------------------------------

Michael S. Martin                     Senior Vice President,  Equitable. Chairman and Chief Executive Officer, EQF. Vice President,
                                      EQAT and HRT. Director, Equitable Underwriting and Sales Agency (Bahamas),  Ltd. (since May
                                      1996) and the Equitable of Colorado,  Inc. (since January 1995). Vice President, Hudson River
                                      Trust. Previously held other officerships with Equitable and its affiliates.

------------------------------------------------------------------------------------------------------------------------------------





------------------------------------------------------------------------------------------------------------------------------------

NAME AND PRINCIPAL                     BUSINESS EXPERIENCE
BUSINESS ADDRESS                       WITHIN PAST FIVE YEARS
------------------------------------------------------------------------------------------------------------------------------------

DIRECTORS (continued)

------------------------------------------------------------------------------------------------------------------------------------

Peter D. Noris                         Executive  Vice  President  and Chief  Investment  Officer,  Equitable.  Executive  Vice
                                       President  (since May 1995) and Chief Investment Officer (since July 1995), the Holding
                                       Company.  Trustee, HRT and President and Trustee,  EQAT. Director of Alliance  and Equitable
                                       Real Estate.  Executive Vice  President,  EQF. Prior to May 1995,  Vice  President/Manager,
                                       Insurance  Companies Investment Strategies Group,  Salomon  Brothers,  Inc. Prior to November
                                       1992, with Morgan Stanley & Co., Inc., as Principal,  Fixed Income Insurance Group.

------------------------------------------------------------------------------------------------------------------------------------

Anthony C. Pasquale                    Senior Vice President,  Equitable. Director of Equitable Agri-Business,  Inc. Previously held other officerships with Equitable and its affiliates.
------------------------------------------------------------------------------------------------------------------------------------

Michael J. Rich                        Senior Vice President, Equitable. Prior to October 1994, Vice President of Underwriting, John
                                       Hancock Mutual Life Insurance Co.

------------------------------------------------------------------------------------------------------------------------------------

Pauline Sherman                        Vice President, Secretary and Associate General Counsel, Equitable and the Holding Company,
                                       and since September 1995. Previously held other officerships with Equitable.

------------------------------------------------------------------------------------------------------------------------------------

Samuel B. Shlesinger                   Senior Vice President and Actuary, Equitable.  Director, Chairman and Chief Executive
                                       Officer, The Equitable of Colorado, Inc. since 1985. Vice President, HRT and EQAT. Previously held other officerships with Equitable and its affiliates.

------------------------------------------------------------------------------------------------------------------------------------

Jose S. Suquet                         Executive Vice President and Chief Agency Officer,  Equitable, since August 1994. Prior thereto, with Equitable as Sales/Agency  Manager.

------------------------------------------------------------------------------------------------------------------------------------

Stanley B. Tulin                       Senior Executive Vice President and Chief Financial Officer,  Equitable since April 1996.
                                       Executive Vice President, the Holding Company. Vice President, EQAT. Prior thereto, Chairman,
                                       Insurance Consulting and Actuarial Practice, Coopers & Lybrand.


------------------------------------------------------------------------------------------------------------------------------------


PART 4:           ILLUSTRATIONS OF POLICY BENEFITS

To help clarify how the key financial elements of the policy work, a series of tables has been prepared. The tables show how the death benefits and Cash Surrender Values ("policy benefits") under a hypothetical Survivorship 2000 policy could vary over time if the Funds of our Separate Account had CONSTANT hypothetical gross annual investment returns of 0%, 6% or 12% over the years covered by each table. Actual policy benefits will differ from those shown in the tables if the annual investment returns AVERAGE 0%, 6% or 12% over a period of years but go above or below those figures in individual policy years. Actual policy benefits will also differ, depending on your premium allocations to each Fund, if the overall actual rates of return averaged 0%, 6% or 12%, but went above or below those figures for the individual investment Funds. The tables are for a standard risk male non-smoker, age 55, and a standard risk female non-smoker, age 50. Planned premiums of $13,580 for an initial Face Amount of $1,000,000 are assumed to be paid at the beginning of each policy year.


The tables illustrate cost of insurance and expense charges (policy cost factors) at both the current rates and at the maximum rates guaranteed in the policy. Beginning in policy year twenty, the current charges reflect the termination of the Premium Sales Charge, which is not guaranteed. See DEDUCTIONS FROM YOUR PREMIUMS on page 17. The tables also assume daily charges against the Separate Account Funds of .90% for mortality and expense risks, .59% for investment management (the average of the advisory fees payable with respect to each HRT portfolio except Alliance Small Cap Growth portfolio during 1996 based on assets as of December 31, 1996, restated to reflect certain changes effective May 1, 1997 in the investment advisory agreement between HRT and its Investment Adviser, and the maximum advisory fee for the Alliance Small Cap Growth and EQAT portfolios) and .04% for other Trust expenses. The assumption for other Trust expenses equals the weighted average of restated other expenses of the HRT portfolios based on assets as of December 31, 1996, and estimates of the annual direct expenses expected to be paid by EQAT and the Alliance Small Cap Growth portfolio during 1997 (including any 12b-1 fees, if applicable). The effect of these adjustments is that on a 0% gross rate of return the net rate of return would be -1.53%, on 6% it would be 4.38% and on 12% it would be 10.29%. Remember, however, that investment management fees and other Trust expenses vary by portfolio. See THE HRT'S INVESTMENT ADVISER and THE EQAT'S MANAGER AND INVESTMENT ADVISERS on page 8.


The tables assume first year monthly administrative charges of $0.07 per $1,000 of Face Amount and $6 per month, and a charge for taxes of 2% of premiums. There are tables for both death benefit Option A and death benefit Option B and each option is illustrated using current and guaranteed policy cost factors. The current tables assume that the monthly administrative charge remains constant at $6 after the first policy year. The guaranteed tables assume that this monthly charge is $8. The tables reflect the fact that no charge is currently made for Federal taxes. If a charge is made for those taxes in the future, it will take a higher rate of return to produce after-tax returns of 0%, 6% or 12%.

The second column of each table shows the effect of an amount equal to the premiums invested to earn interest, after taxes, of 5% compounded annually. These columns show that if a policy is surrendered in its very early years, the Cash Surrender Value will be low in comparison to the amount of the premiums accumulated with interest. Thus, the cost of owning your policy for a relatively short time will be high.

The internal rate of return on Cash Surrender Value is equivalent to an interest rate (after taxes) at which an amount equal to the illustrated premiums could have been invested outside the Policy to arrive at the Cash Surrender Value of the Policy. The internal rate of return on the death benefit is equivalent to an interest rate (after taxes) at which an amount equal to the illustrated premiums could have been invested outside the Policy to arrive at the death benefit of the Policy. The internal rate of return is compounded annually, and the premiums are assumed to be paid at the beginning of each policy year.

INDIVIDUAL ILLUSTRATIONS. On request, we will furnish you with a comparable illustration based on the age and sex of the proposed insured persons, standard risk assumptions and an initial Face Amount and planned premium of your choice. If you purchase a policy, we will, on request, deliver an individualized illustration reflecting the planned premium you have chosen and the insured persons' actual risk classes. Upon request after issuance, we will also provide a comparable illustration reflecting your actual Net Cash Surrender Value. If you request illustrations more than once in any policy year, we may charge for the illustration.

                                SURVIVORSHIP 2000

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
           FLEXIBLE PREMIUM JOINT SURVIVORSHIP VARIABLE LIFE INSURANCE
PLANNED PREMIUM $13,580                           INITIAL FACE AMOUNT $1,000,000
                            MALE AGE 55/FEMALE AGE 50
                        NON-SMOKER DEATH BENEFIT OPTION A
                            ASSUMING CURRENT CHARGES



                                              DEATH BENEFIT(2)                     CASH SURRENDER VALUE(2)
                                        ASSUMING HYPOTHETICAL GROSS              ASSUMING HYPOTHETICAL GROSS
    END OF                              ANNUAL INVESTMENT RETURN OF              ANNUAL INVESTMENT RETURN OF
    POLICY        ACCUMULATED       -------------------------------------      --------------------------------
     YEAR         PREMIUMS(1)           0%          6%           12%              0%         6%        12%
     ----         -----------
                                    ----------- ------------  -----------      ---------  --------- -----------
       1         $ 14,259           $1,000,000  $1,000,000    $1,000,000        $ 8,048    $ 8,561   $   9,073

       2           29,231            1,000,000   1,000,000     1,000,000         19,766     21,494      23,283
       3           44,951            1,000,000   1,000,000     1,000,000         31,242     34,930      38,890
       4           61,458            1,000,000   1,000,000     1,000,000         42,470     48,880      56,026
       5           78,790            1,000,000   1,000,000     1,000,000         53,446     63,360      74,844

       6           96,988            1,000,000   1,000,000     1,000,000         64,181     78,401      95,526
       7          116,097            1,000,000   1,000,000     1,000,000         74,655     94,004     118,240
       8          136,161            1,000,000   1,000,000     1,000,000         84,853    110,177     143,184
       9          157,228            1,000,000   1,000,000     1,000,000         94,762    126,931     170,575
      10          179,348            1,000,000   1,000,000     1,000,000        104,374    144,280     200,660

      15          307,689            1,000,000   1,000,000     1,146,564        147,069    240,033     401,598

      20          471,487            1,000,000   1,000,000     1,723,293        179,463    352,555     717,740

      25          680,541            1,000,000   1,000,000     2,447,447        198,281    486,920   1,205,639



                INTERNAL RATE OF RETURN             INTERNAL RATE OF RETURN
                ON CASH SURRENDER VALUES                ON DEATH BENEFIT
              ASSUMING HYPOTHETICAL GROSS         ASSUMING HYPOTHETICAL GROSS
    END OF      ANNUAL RATE OF RETURN OF            ANNUAL RATE OF RETURN OF
    POLICY    -----------------------------     --------------------------------
     YEAR        0%        6%       12%             0%        6%         12%
     ----     --------- --------- ---------     ---------- ---------- ----------
       1        -40.73%   -36.96%   -33.19%      7,263.76%  7,263.76%  7,263.76%

       2        -19.41    -14.62     -9.84         709.58     709.58     709.58
       3        -12.70     -7.50     -2.31         281.01     281.01     281.01
       4         -9.61     -4.18      1.24         161.03     161.03     161.03
       5         -7.88     -2.30      3.26         108.39     108.39     108.39

       6         -6.78     -1.10      4.56          79.68      79.68      79.68
       7         -6.04     -0.28      5.46          61.90      61.90      61.90
       8         -5.52      0.31      6.11          49.92      49.92      49.92
       9         -5.14      0.76      6.60          41.37      41.37      41.37
      10         -4.85      1.10      6.99          34.99      34.99      34.99

      15         -4.19      2.02      8.10          18.25      18.25      19.74

      20         -4.14      2.42      8.56          11.26      11.26      15.58

      25         -4.44      2.67      8.75           7.55       7.55      13.15


(1) Assumes net interest of 5% compounded annually.
(2) Assumes no policy loan has been made.

THE VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN.

                                SURVIVORSHIP 2000

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
           FLEXIBLE PREMIUM JOINT SURVIVORSHIP VARIABLE LIFE INSURANCE
PLANNED PREMIUM $13,580                           INITIAL FACE AMOUNT $1,000,000
                            MALE AGE 55/FEMALE AGE 50
                                   NON-SMOKER             DEATH BENEFIT OPTION A
                           ASSUMING GUARANTEED CHARGES




                                        DEATH BENEFIT(2)                    CASH SURRENDER VALUE(2)
    END OF                         ASSUMING HYPOTHETICAL GROSS            ASSUMING HYPOTHETICAL GROSS
    POLICY        ACCUMULATED      ANNUAL INVESTMENT RETURN OF            ANNUAL INVESTMENT RETURN OF
                                ----------------------------------    ------------------------------------
     YEAR         PREMIUMS(1)      0%          6%          12%            0%          6%          12%
     ----         -----------
                                ----------  ----------  ----------    ----------- ----------- ------------
       1         $ 14,259       $1,000,000  $1,000,000  $1,000,000       $ 8,038   $   8,549   $    9,062

       2           29,231        1,000,000   1,000,000   1,000,000        19,697      21,422       23,209
       3           44,951        1,000,000   1,000,000   1,000,000        31,088      34,766       38,716
       4           61,458        1,000,000   1,000,000   1,000,000        42,195      48,582       55,705
       5           78,790        1,000,000   1,000,000   1,000,000        53,000      62,870       74,306

       6           96,988        1,000,000   1,000,000   1,000,000        63,480      77,622       94,660
       7           116,097       1,000,000   1,000,000   1,000,000        73,611      92,833      116,924
       8           136,161       1,000,000   1,000,000   1,000,000        83,365     108,490      141,268
       9           157,228       1,000,000   1,000,000   1,000,000        92,710     124,582      167,880
      10           179,348       1,000,000   1,000,000   1,000,000       101,607     141,086      196,965

      15           307,689       1,000,000   1,000,000   1,107,426       137,193     228,382      387,890


      20           471,487       1,000,000   1,000,000   1,604,920       147,712     316,241      668,438

      25           680,541       1,000,000   1,000,000   2,116,774       107,283     387,407    1,042,746




                   INTERNAL RATE OF RETURN           INTERNAL RATE OF RETURN
                  ON CASH SURRENDER VALUES              ON DEATH BENEFIT
                ASSUMING HYPOTHETICAL GROSS       ASSUMING HYPOTHETICAL GROSS
    END OF        ANNUAL RATE OF RETURN OF        ANNUAL INVESTMENT RETURN OF
    POLICY      ----------------------------    --------------------------------
     YEAR          0%        6%       12%           0%         6%        12%
     ----       --------- --------- --------    ----------  --------- ----------
       1         -40.81%   -37.04    -33.27     7,263.76%   7,263.76% 7,263.76%

       2         -19.60    -14.82    -10.03       709.58      709.58    709.58
       3         -12.92     -7.72     -2.53       281.01      281.01    281.01
       4          -9.85     -4.42      1.01       161.03      161.03    161.03
       5          -8.15     -2.55      3.02       108.39      108.39    108.39

       6          -7.09     -1.38      4.30        79.68       79.68     79.68
       7          -6.40     -0.59      5.18        61.90       61.90     61.90
       8          -5.92     -0.03      5.81        49.92       49.92     49.92
       9          -5.58      0.38      6.29        41.37       41.37     41.37
      10          -5.35      0.69      6.66        34.99       34.99     34.99

      15          -5.13      1.42      7.70        18.25       18.25     19.37

      20          -6.25      1.43      7.97        11.26       11.26     15.02

      25         -10.63      1.00      7.82         7.55        7.55     12.26



(1) Assumes net interest of 5% compounded annually.
(2) Assumes no policy loan has been made.

THE VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN.

                                SURVIVORSHIP 2000

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
           FLEXIBLE PREMIUM JOINT SURVIVORSHIP VARIABLE LIFE INSURANCE
PLANNED PREMIUM $13,580                           INITIAL FACE AMOUNT $1,000,000
                            MALE AGE 55/FEMALE AGE 50
                                  NON-SMOKER              DEATH BENEFIT OPTION B
                            ASSUMING CURRENT CHARGES




                                        DEATH BENEFIT(2)                     CASH SURRENDER VALUE(2)
                                   ASSUMING HYPOTHETICAL GROSS             ASSUMING HYPOTHETICAL GROSS
    END OF                         ANNUAL INVESTMENT RETURN OF             ANNUAL INVESTMENT RETURN OF
    POLICY        ACCUMULATED   ----------------------------------      ----------------------------------
     YEAR         PREMIUMS(1)      0%          6%          12%             0%          6%         12%
     ----         -----------   ----------  ----------  ----------      ----------  --------- ------------
       1           $  14,259    $1,008,048  $1,008,560  $1,009,073       $  8,048    $ 8,560    $   9,073
       2              29,231     1,019,764   1,021,492   1,023,281         19,764     21,492       23,281
       3              44,951     1,031,237   1,034,924   1,038,883         31,237     34,924       38,883
       4              61,458     1,042,455   1,048,862   1,056,005         42,455     48,862       56,005
       5              78,790     1,053,414   1,063,321   1,074,798         53,414     63,321       74,798

       6              96,988     1,064,125   1,078,331   1,095,438         64,125     78,331       95,438
       7             116,097     1,074,562   1,093,883   1,118,084         74,562     93,883      118,084
       8             136,161     1,084,707   1,109,981   1,142,920         84,707    109,981      142,920
       9             157,228     1,094,544   1,126,626   1,170,149         94,544    126,626      170,149
      10             179,348     1,104,058   1,143,822   1,199,997        104,058    143,822      199,997

      15             307,689     1,145,616   1,237,507   1,397,419        145,616    237,507      397,419

      20             471,487     1,175,082   1,343,308   1,707,865        175,082    343,308      707,865


      25             680,541     1,186,618   1,456,727   2,415,932        186,618    456,727    1,190,114




                INTERNAL RATE OF RETURN            INTERNAL RATE OF RETURN
                ON CASH SURRENDER VALUES               ON DEATH BENEFIT
              ASSUMING HYPOTHETICAL GROSS        ASSUMING HYPOTHETICAL GROSS
    END OF      ANNUAL RATE OF RETURN OF           ANNUAL RATE OF RETURN OF
    POLICY    -----------------------------    ---------------------------------
     YEAR        0%        6%       12%            0%         6%        12%
     ----     --------- --------- ---------    ----------  --------- -----------
       1       -40.73%   -36.96%   -33.19%     7,323.03%   7,326.80% 7,330.58%
       2       -19.41    -14.63     -9.84        718.00      718.74    719.49
       3       -12.71     -7.51     -2.32        285.37      285.88    286.43
       4        -9.62     -4.19      1.23        164.18      164.64    165.16
       5        -7.89     -2.32      3.24        110.98      111.45    111.99


       6        -6.81     -1.13      4.54         81.96       82.45     83.03
       7        -6.08     -0.31      5.42         63.97       64.49     65.12
       8        -5.56      0.27      6.07         51.85       52.40     53.10
       9        -5.18      0.71      6.55         43.19       43.78     44.55
      10        -4.91      1.04      6.93         36.73       37.36     38.21


      15        -4.33      1.90      7.98         19.74       20.57     21.89

      20        -4.40      2.18      8.44         12.56       13.62     15.51

      25        -4.99      2.21      8.67          8.65        9.95     13.07


(1) Assumes net interest of 5% compounded annually.
(2) Assumes no policy loan has been made.

THE VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN.

                                SURVIVORSHIP 2000

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
           FLEXIBLE PREMIUM JOINT SURVIVORSHIP VARIABLE LIFE INSURANCE
PLANNED PREMIUM $13,580                           INITIAL FACE AMOUNT $1,000,000
                            MALE AGE 55/FEMALE AGE 50
                                 NON-SMOKER               DEATH BENEFIT OPTION B
                           ASSUMING GUARANTEED CHARGES




                                        DEATH BENEFIT(2)                     CASH SURRENDER VALUE(2)
                                   ASSUMING HYPOTHETICAL GROSS             ASSUMING HYPOTHETICAL GROSS
    END OF                         ANNUAL INVESTMENT RETURN OF             ANNUAL INVESTMENT RETURN OF
    POLICY        ACCUMULATED   ----------------------------------      ----------------------------------
     YEAR         PREMIUMS(1)      0%          6%          12%             0%          6%         12%
     ----         -----------   ----------  ----------  ----------      ----------  --------- ------------
       1           $  14,259    $1,008,037  $1,008,549  $1,009,061      $  8,037    $ 8,549   $    9,061
       2              29,231     1,019,695   1,021,420   1,023,206        19,695     21,420       23,206
       3              44,951     1,031,079   1,034,756   1,038,705        31,079     34,756       38,705
       4              61,458     1,042,173   1,048,556   1,055,674        42,173     48,556       55,674
       5              78,790     1,052,953   1,062,813   1,074,238        52,953     62,813       74,238

       6              96,988     1,063,393   1,077,512   1,094,524        63,392     77,512       94,524
       7             116,097     1,073,461   1,092,638   1,116,673        73,461     92,638      116,673
       8             136,161     1,083,124   1,108,165   1,140,832        83,124    108,165      140,832
       9             157,228     1,092,340   1,124,065   1,167,161        92,340    124,065      167,161
      10             179,348     1,101,061   1,140,295   1,195,821       101,061    140,295      195,821

      15             307,689     1,134,511   1,223,688   1,379,893       134,511    223,688      379,893

      20             471,487     1,138,572   1,296,353   1,645,360       138,572    296,353      645,360

      25             680,541     1,084,921   1,320,860   2,037,358        84,921    320,860    1,003,625



                  INTERNAL RATE OF RETURN            INTERNAL RATE OF RETURN
                  ON CASH SURRENDER VALUES               ON DEATH BENEFIT
                ASSUMING HYPOTHETICAL GROSS        ASSUMING HYPOTHETICAL GROSS
    END OF        ANNUAL RATE OF RETURN OF           ANNUAL RATE OF RETURN OF
    POLICY      -----------------------------    -------------------------------
     YEAR          0%        6%       12%            0%         6%        12%
     ----       --------- --------- ---------    ----------  --------- ---------
       1         -40.82%   -37.05%   -33.27%     7,322.95%   7,326.72% 7,330.49%
       2         -19.61    -14.82    -10.04        717.97      718.71    719.46
       3         -12.94     -7.74     -2.54        285.35      285.86    286.40
       4          -9.87     -4.44      0.99        164.16      164.62    165.14
       5          -8.18     -2.58      2.99        110.96      111.43    111.96

       6          -7.13     -1.42      4.26         81.93       82.42     83.00
       7          -6.45     -0.65      5.12         63.94       64.46     65.09
       8          -5.98     -0.10      5.74         51.82       52.36     53.06
       9          -5.67      0.30      6.21         43.15       43.74     44.50
      10          -5.45      0.59      6.56         36.68       37.30     38.15

      15          -5.39      1.16      7.46         19.63       20.45     21.76

      20          -6.97      0.82      7.67         12.31       13.34     15.22

      25         -13.47     -0.44      7.57          8.08        9.33     12.03


(1) Assumes net interest of 5% compounded annually.
(2) Assumes no policy loan has been made.

THE VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+


INDEX TO FINANCIAL STATEMENTS


Report of Independent Accounts.....................................................................................      FSA-2
Financial Statements:
      Statements of Assets and Liabilities, December 31, 1996......................................................      FSA-3
      Statements of Operations for the Years Ended December 31, 1996, 1995 and 1994................................      FSA-4
      Statements of Changes in Net Assets for the Years Ended December 31, 1996, 1995 and 1994.....................      FSA-8
      Notes to Financial Statements................................................................................     FSA-12


+ Formerly known as Equitable Variable Life Insurance Company Separate
  Account FP.


                                      FSA-1

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
The Equitable Life Assurance Society of the United States and Policyowners of Separate Account FP of The Equitable Life Assurance Society of the United States

In our opinion, the accompanying statements of assets and liabilities and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of the Money Market Fund, Intermediate Government Securities Fund, Quality Bond Fund, High Yield Fund, Growth & Income Fund, Equity Index Fund, Common Stock Fund, Global Fund, International Fund, Aggressive Stock Fund, Conservative Investors Fund, Balanced Fund and Growth Investors Fund, separate investment funds of The Equitable Life Assurance Society of the United States ("Equitable Life") Separate Account FP (formerly Equitable Variable Life Insurance Company Separate Account FP) at December 31, 1996 and the results of their operations and changes in each of their net assets for the periods indicated, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of shares in The Hudson River Trust at December 31, 1996 with the transfer agent, provide a resonable basis for the opinion expressed above. The rates of return information presented in note 7 for the year ended December 31, 1992, and for each of the periods indicated prior thereto, were audited by other independent accountants whose report dated February 16, 1993 expressed an unqualified opinion on the financial statements containing such information.






Price Waterhouse LLP
New York, New York
February 10, 1997

                                     FSA-2

EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

STATEMENTS OF ASSETS AND LIABILITIES
DECEMBER 31, 1996


                                             INTERMEDIATE
                                 MONEY        GOVERNMENT     QUALITY          HIGH        GROWTH &       EQUITY        COMMON
                                 MARKET       SECURITIES       BOND           YIELD        INCOME         INDEX         STOCK
                                  FUND           FUND          FUND           FUND          FUND          FUND           FUND
                               -----------  -------------  ------------   -------------  -----------   -----------   --------------
ASSETS
Investments in shares of
   The Hudson River
   Trust -- at market
   value (Notes 2 and 6)
   Cost:    $  242,546,651.. $242,570,674
                44,817,781..                 $44,676,302
               127,911,618..                               $125,949,796
                96,502,438..                                              $102,167,262
                32,957,253..                                                             $38,031,591
                73,126,833..                                                                           $94,575,057
             1,277,628,295..                                                                                         $1,572,061,192
               374,535,031..
                39,937,334..
               747,842,158..
               167,148,611..
               388,200,062..
               631,813,336..
Receivable for The Hudson
   River Trust shares sold..           --             --             --             --           --            --           967,531
Receivable for policy
   related transactions ....    8,940,540         77,313             --        105,241       122,406       188,428               --
                             ------------   ------------   ------------   ------------   -----------   -----------   --------------
Total Assets................  251,511,214     44,753,615    125,949,796    102,272,503    38,153,997    94,763,485    1,573,028,723
                             ------------   ------------   ------------   ------------   -----------   -----------   --------------
LIABILITIES
Payable for The Hudson
   River Trust shares
   purchased ...............    9,060,754         87,411         28,516        149,241       129,487       188,527               --
Payable for policy related
   transactions ............           --             --        173,197             --            --            --          983,555
Amount retained by
   Equitable Life
   in Separate Account
   FP (Note 4) .............      577,366        538,792        533,770        733,423       558,057       337,447        1,267,289
                             ------------    -----------   ------------   ------------   -----------   -----------   --------------
Total Liabilities ..........    9,638,120        626,203        735,483        882,664       687,544       525,974        2,250,844
                             ------------    -----------   ------------   ------------   -----------   -----------   --------------
NET ASSETS ATTRIBUTABLE
   TO POLICYOWNERS.......... $241,873,094    $44,127,412   $125,214,313   $101,389,839   $37,466,453   $94,237,511   $1,570,777,879
                             ============    ===========   ============   ============   ===========   ===========   ==============


                                                                                    ASSET ALLOCATION SERIES
                                                                           ------------------------------------------
                                                             AGGRESSIVE     CONSERVATIVE                   GROWTH
                                 GLOBAL       INTERNATIONAL    STOCK          INVESTORS     BALANCED      INVESTORS
                                  FUND            FUND         FUND             FUND          FUND          FUND
                              ------------    ------------- ------------   -------------- ------------   ------------
ASSETS
Investments in shares of
   The Hudson River
   Trust -- at market
   value (Notes 2 and 6)
   Cost:    $  242,546,651..
                44,817,781..
               127,911,618..
                96,502,438..
                32,957,253..
                73,126,833..
             1,277,628,295..
               374,535,031..  $433,153,085
                39,937,334..                  $41,795,127
               747,842,158..                                $794,459,393
               167,148,611..                                               $174,848,746
               388,200,062..                                                              $430,582,886
               631,813,336..                                                                             $698,964,029
Receivable for shares of
   The Hudson River Trust ...      802,100             --      3,729,663        114,675        142,333             --
Receivable for policy
   related transactions .....           --        159,777             --             --             --         41,689
                              ------------    -----------   ------------   ------------   ------------   ------------
Total Assets.................  433,955,185     41,954,904    798,189,056    174,963,421    430,725,219    699,005,718
                              ------------    -----------   ------------   ------------   ------------   ------------
LIABILITIES
Payable for The Hudson
   River Trust shares
   purchased ................           --        135,983             --             --             --        245,089
Payable for policy
   related transactions .....      577,736             --      3,989,373         97,966        399,398             --
Amount retained by
   Equitable Life
   in Separate Account
   FP (Note 4) ..............      600,145        242,714        600,552        526,975        631,766        521,008
                              ------------    -----------   ------------   ------------   ------------   ------------
Total Liabilities ...........    1,177,881        378,697      4,589,925        624,941      1,031,164        766,097
                              ------------    -----------   ------------   ------------   ------------   ------------
NET ASSETS ATTRIBUTABLE
   TO POLICYOWNERS........... $432,777,304    $41,576,207   $793,599,131   $174,338,480   $429,694,055   $698,239,621
                              ============    ===========   ============   ============   ============   ============

See Notes to Financial Statements.

+ Formerly known as Equitable Variable Life Insurance Company Separate Account FP.

                                     FSA-3

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

                                                                                                      INTERMEDIATE GOVERNMENT
                                                                  MONEY MARKET FUND                        SECURITIES FUND
                                                         ------------------------------------  -----------------------------------
                                                             1996        1995         1994        1996        1995         1994
                                                         ----------  -----------  -----------  ----------  ----------  -----------
INCOME AND EXPENSES:
  Investment Income (Note 2):
     Dividends from The Hudson River Trust ............ $9,126,793   $9,225,401   $5,368,883  $2,367,498   $2,010,283  $ 5,671,984

  Expenses (Note 3):
     Mortality and expense risk charges ...............  1,025,149      954,556      826,379     245,038      197,721      527,675
                                                        ----------  -----------  -----------  ----------   ----------  -----------

NET INVESTMENT INCOME .................................  8,101,644    8,270,845    4,542,504   2,122,460    1,812,562    5,144,309
                                                        ----------   ----------- -----------  ----------   ----------  -----------

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS (Note 2):
     Realized gain (loss) on investments ..............   (110,954)    (432,347)      95,530    (490,315)    (810,768) (10,163,976)
     Realized gain distribution from
        The Hudson River Trust ........................         --           --           --          --           --           --
                                                        ----------  -----------  -----------  ----------    ---------  -----------

NET REALIZED GAIN (LOSS) ..............................   (110,954)    (432,347)      95,530    (490,315)    (810,768) (10,163,976)

  Unrealized appreciation/(depreciation) on investments:
     Beginning of period ..............................     89,976       32,760      (14,267)    145,522   (2,736,863)  (1,617,237)
     End of period ....................................     24,023       89,976       32,760    (141,479)     145,522   (2,736,863)
                                                        ----------  -----------  -----------  ----------   ----------  -----------

  Change in unrealized appreciation/(depreciation)
     during the period ................................    (65,953)      57,216       47,027    (287,001)   2,882,385   (1,119,626)
                                                        ----------  -----------  -----------  ----------    ---------   ----------

NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS ......................................   (176,907)    (375,131)     142,557    (777,316)   2,071,617  (11,283,602)
                                                        ----------  -----------  -----------  ----------    ---------   ----------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS ..................................... $7,924,737   $7,895,714   $4,685,061  $1,345,144   $3,884,179  $(6,139,293)
                                                        ==========  ===========  ===========  ==========   ==========  ===========



                                                                       QUALITY BOND FUND
                                                            -----------------------------------------
                                                                1996           1995           1994
                                                            -----------    -----------    -----------
INCOME AND EXPENSES:
  Investment Income (Note 2):
     Dividends from The Hudson River Trust ............      $8,972,983    $ 7,958,285    $ 8,123,722

  Expenses (Note 3):
     Mortality and expense risk charges ...............         869,312        767,627        689,178
                                                            -----------    -----------    -----------

NET INVESTMENT INCOME .................................       8,103,671      7,190,658      7,434,544
                                                            -----------    -----------    -----------

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS (Note 2):
     Realized gain (loss) on investments ..............      (1,130,915)      (632,666)      (410,697)
     Realized gain distribution from
        The Hudson River Trust ........................              --             --             --
                                                            -----------    -----------    -----------

NET REALIZED GAIN (LOSS) ...............................     (1,130,915)      (632,666)      (410,697)

  Unrealized appreciation/(depreciation) on investments:
     Beginning of period ..............................      (2,105,676)   (15,521,200)    (1,886,621)
     End of period ....................................      (1,961,822)    (2,105,676)   (15,521,200)
                                                            -----------    -----------    -----------

  Change in unrealized appreciation/(depreciation)
     during the period ................................         143,854     13,415,524    (13,634,579)
                                                            -----------    -----------    -----------

NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS ......................................        (987,061)    12,782,858    (14,045,276)
                                                            -----------    -----------    -----------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS .....................................     $ 7,116,610    $19,973,516    $(6,610,732)
                                                            ===========    ===========    ===========

See Notes to Financial Statements.

+ Formerly known as Separate Account FP of Equitable Variable Life Insurance Company.

                                     FSA-4

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

STATEMENTS OF OPERATIONS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31,


                                                              HIGH YIELD FUND                       GROWTH & INCOME FUND
                                                 -----------------------------------------   ------------------------------------
                                                     1996          1995           1994          1996        1995         1994
                                                 ------------  ------------  -------------   ----------  -----------  -----------
INCOME AND EXPENSES:
  Investment Income (Note 2):
     Dividends from The Hudson River Trust ....   $ 8,696,039    $ 6,518,568    $ 4,578,946   $  525,200   $  380,677   $ 108,492

  Expenses (Note 3):
     Mortality and expense risk charges .......       518,429        371,369        305,522      155,175       69,716      19,204
                                                  -----------    -----------    -----------   ----------   ----------   ---------

NET INVESTMENT INCOME .........................     8,177,610      6,147,199      4,273,424      370,025      310,961      89,288
                                                  -----------    -----------    -----------   ----------   ----------   ---------

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS (Note 2):
     Realized gain (loss) on investments ......       939,559       (179,454)      (328,199)       5,198        2,791     (11,709)
     Realized gain distribution from
        The Hudson River Trust ................     6,119,053             --             --    1,943,415           --          --
                                                  -----------    -----------    -----------   ----------   ----------   ---------

NET REALIZED GAIN (LOSS) ......................     7,058,612       (179,454)      (328,199)   1,948,613        2,791     (11,709)

  Unrealized appreciation/(depreciation) on
  investments:
     Beginning of period ......................     3,823,981       (873,103)     4,734,999    2,123,346     (141,585)       (904)
     End of period ............................     5,664,824      3,823,981       (873,103)   5,074,338    2,123,346    (141,585)
                                                  -----------    -----------    -----------   ----------   ----------   ---------

  Change in unrealized appreciation/
     (depreciation) during the period .........     1,840,843      4,697,084     (5,608,102)   2,950,992    2,264,931    (140,681)
                                                  -----------    -----------    -----------   ----------   ----------   ---------

NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS ..............................     8,899,455      4,517,630     (5,936,301)   4,899,605    2,267,722    (152,390)
                                                  -----------    -----------    -----------   ----------   ----------   ---------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS ............................   $17,077,065    $10,664,829    $(1,662,877)  $5,269,630   $2,578,683   $ (63,102)
                                                  ===========    ===========    ===========   ==========   ==========   =========



                                                               EQUITY INDEX FUND
                                                   ------------------------------------------
                                                      1996            1995           1994*
                                                   -----------    ------------    ----------
INCOME AND EXPENSES:
  Investment Income (Note 2):
     Dividends from The Hudson River Trust ....    $ 1,751,848     $   964,775     $596,180

  Expenses (Note 3):
     Mortality and expense risk charges .......        605,961         289,199      152,789
                                                   -----------     -----------     --------

NET INVESTMENT INCOME ..........................     1,145,887         675,576      443,391
                                                   -----------     -----------     --------

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS (Note 2):
     Realized gain (loss) on investments ......      8,013,073           3,060       (6,949)
     Realized gain distribution from
        The Hudson River Trust ................      3,889,944         536,890      134,154
                                                   -----------     -----------     --------

NET REALIZED GAIN (LOSS) ......................     11,903,017         539,950      127,205

  Unrealized appreciation/(depreciation) on
  investments:
     Beginning of period ......................     12,451,765        (399,286)          --
     End of period ............................     21,448,224      12,451,765     (399,286)
                                                   -----------     -----------     --------

  Change in unrealized appreciation/
     (depreciation) during the period .........      8,996,459      12,851,051     (399,286)
                                                   -----------     -----------     --------

NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS ..............................     20,899,476      13,391,001     (272,081)
                                                   ------------    -----------     --------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING
  FROM OPERATIONS .............................    $22,045,363     $14,066,577     $171,310
                                                   ===========     ===========     ========

See Notes to Financial Statements.

* Commencement of Operations on October 1, 1994.

+ Formerly known as Equitable Variable Life Insurance Company Separate Account FP.

                                     FSA-5

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

STATEMENTS OF OPERATIONS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31,


                                                            COMMON STOCK FUND                      GLOBAL STOCK FUND
                                             -------------------------------------------  ---------------------------------------
                                                   1996           1995         1994           1996         1995           1994
                                             --------------   ------------  ------------  ------------ ------------   -----------
INCOME AND EXPENSES:
  Investment Income (Note 2):
    Dividends from The
    Hudson River Trust.....................  $ 11,773,551   $ 14,259,262  $ 11,755,355    $ 7,019,392   $ 5,152,442   $2,768,605

  Expenses (Note 3):
    Mortality and expense
      risk charges.........................     8,267,795      6,050,368     4,741,008      2,314,066     1,743,898    1,211,620
                                             ------------   ------------   -----------    -----------   -----------   ----------

NET INVESTMENT INCOME......................     3,505,756      8,208,894     7,014,347      4,705,326     3,408,544    1,556,985
                                             ------------   ------------   -----------    -----------   -----------   ----------
REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS
  (Note 2):
    Realized gain (loss)
    on investments.........................    30,128,838     16,793,683       292,144      4,971,547     3,049,444    3,347,704
    Realized gain distribution
    from The Hudson
    River Trust............................   157,423,606     63,838,178    43,936,280     18,802,992     9,214,950    4,821,242
                                             ------------   ------------   -----------    -----------   -----------   ----------

NET REALIZED GAIN (LOSS)...................   187,552,444     80,631,861    44,228,424     23,774,539    12,264,394    8,168,946

  Unrealized appreciation/
  (depreciation) on investments:
    Beginning of period....................   181,824,279     (2,048,649)   71,350,568     36,525,596     3,130,280    7,062,877
    End of period..........................   294,432,897    181,824,279    (2,048,649)    58,618,054    36,525,596    3,130,280
                                             ------------   ------------   -----------    -----------   -----------   ----------

  Change in unrealized
    appreciation/(depreciation)
    during the period......................   112,608,618    183,872,928   (73,399,217)    22,092,458    33,395,316   (3,932,597)
                                             ------------    -----------  ------------    -----------   -----------   ----------

NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS...........................   300,161,062    264,504,789   (29,170,793)    45,866,997    45,659,710    4,236,349
                                             ------------   ------------  ------------    -----------   -----------   ----------

NET INCREASE (DECREASE)
  IN NET ASSETS RESULTING
  FROM OPERATIONS..........................  $303,666,818   $272,713,683  $(22,156,446)   $50,572,323   $49,068,254   $5,793,334
                                             ============   ============  ============    ===========   ===========   ==========


                                                   INTERNATIONAL FUND                   AGGRESSIVE STOCK FUND
                                               ---------------------------     -----------------------------------------
                                                  1996            1995*          1996           1995            1994
                                               -----------    ------------     -----------   ------------     ----------
INCOME AND EXPENSES:
  Investment Income (Note 2):
    Dividends from The
    Hudson River Trust.....................    $  575,524      $195,500    $  1,661,263    $  1,268,689     $    400,102

  Expenses (Note 3):
    Mortality and expense
      risk charges.........................       164,149        36,471       4,086,388       2,702,978        1,944,639
                                               ----------      --------    ------------    ------------     ------------

NET INVESTMENT INCOME......................       411,375       159,029      (2,425,125)     (1,434,289)      (1,544,537)
                                               ----------      --------    ------------    ------------     ------------
REALIZED AND UNREALIZED GAIN
  (LOSS) ON INVESTMENTS
  (Note 2):
    Realized gain (loss)
    on investments.........................       (28,490)         (790)     30,549,608      11,560,966       (6,075,250)
    Realized gain distribution
    from The Hudson
    River Trust............................       737,771        51,741     133,080,595      61,903,470               --
                                               ----------      --------    ------------    ------------     ------------

NET REALIZED GAIN (LOSS)...................       709,281        50,951     163,630,203      73,464,436       (6,075,250)

  Unrealized appreciation
  (depreciation) on investments:
    Beginning of period....................       667,906            --      80,271,118      30,761,318       35,185,988
    End of period..........................     1,857,793       667,906      46,617,235      80,271,118       30,761,318
                                               ----------      --------    ------------    ------------     ------------

  Change in unrealized
    appreciation (depreciation)
    during the period......................     1,189,887       667,906     (33,653,883)     49,509,800       (4,424,670)
                                               ----------      --------    ------------    ------------     ------------

NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS...........................     1,899,168       718,857     129,976,320     122,974,236      (10,499,920)
                                               ----------      --------    ------------    ------------     ------------

NET INCREASE (DECREASE)
  IN NET ASSETS RESULTING
  FROM OPERATIONS..........................    $2,310,543      $877,886    $127,551,195    $121,539,947     $(12,044,457)
                                               ==========      ========    ============    ============     ============

See Notes to Financial Statements.

* Commencement of Operations on April 3, 1995.

+ Formerly known as Equitable Variable Life Insurance Company Separate Account FP.

                                      FSA-6

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

STATEMENTS OF OPERATIONS (CONCLUDED)
FOR THE YEARS ENDED DECEMBER 31,


                                                                            ASSET ALLOCATION SERIES
                                                -----------------------------------------------------------------------------------
                                                      CONSERVATIVE INVESTORS FUND                      BALANCED FUND
                                                ---------------------------------------   -----------------------------------------
                                                    1996         1995          1994          1996          1995           1994
                                                -----------  -----------  -------------   -----------   -----------   -------------
INCOME AND EXPENSES:
  Investment Income (Note 2):
    Dividends from The Hudson River Trust....    $ 7,737,745  $ 8,169,109    $ 6,205,574   $13,094,730   $12,276,328   $ 10,557,487

  Expenses (Note 3):
    Mortality and expense risk charges.......      1,046,858      921,294        750,164     2,490,188     2,237,982      2,103,510
                                                 -----------  -----------    -----------   -----------   -----------   ------------

NET INVESTMENT INCOME........................      6,690,887    7,247,815      5,455,410    10,604,542    10,038,346      8,453,977
                                                 -----------  -----------    -----------   -----------   -----------   ------------

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS (Note 2):
    Realized gain (loss) on investments......       (752,434)    (378,551)      (421,502)     (873,535)   (2,466,524)       858,164
    Realized gain distribution from
      The Hudson River Trust.................      4,429,977    1,068,272             --    34,113,772    10,894,130             --
                                                 -----------  -----------    -----------   -----------   -----------   ------------

NET REALIZED GAIN (LOSS).....................      3,677,543      689,721       (421,502)   33,240,237     8,427,606        858,164

  Unrealized appreciation/(depreciation)
  on investments:
    Beginning of period......................     10,362,120   (8,767,697)     1,915,037    43,097,187    (2,878,875)    37,960,661
    End of period............................      7,700,135   10,362,120     (8,767,697)   42,382,824    43,097,187     (2,878,875)
                                                 -----------  -----------    -----------   -----------   -----------   ------------

  Change in unrealized appreciation/
  (depreciation) during the period...........     (2,661,985)  19,129,817    (10,682,734)     (714,363)   45,976,062    (40,839,536)
                                                 -----------  -----------    -----------   -----------   -----------   ------------

NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS.............................      1,015,558   19,819,538    (11,104,236)   32,525,874    54,403,668    (39,981,372)
                                                 -----------  -----------    -----------   -----------   -----------   ------------

NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS..................    $ 7,706,445  $27,067,353    $(5,648,826)  $43,130,416   $64,442,014   $(31,527,395)
                                                 ===========  ===========    ===========   ===========   ===========   ============




                                                      ASSET ALLOCATION SERIES
                                              ----------------------------------------
                                                       GROWTH INVESTORS FUND
                                              ----------------------------------------
                                                 1996           1995          1994
                                              -----------   ------------  ------------
INCOME AND EXPENSES:
  Investment Income (Note 2):
    Dividends from The Hudson River Trust.... $15,504,412   $ 15,855,901  $ 10,663,204

  Expenses (Note 3):
    Mortality and expense risk charges.......   3,746,683      2,796,354     1,995,747
                                              -----------   ------------  ------------

NET INVESTMENT INCOME........................  11,757,729     13,059,547     8,667,457
                                              -----------   ------------  ------------

REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS (Note 2):
    Realized gain (loss) on investments......   1,799,247      1,752,185       241,591
    Realized gain distribution from
      The Hudson River Trust.................  73,474,967      7,421,853            --
                                              -----------   ------------  ------------

NET REALIZED GAIN (LOSS).....................  75,274,214      9,174,038       241,591

  Unrealized appreciation/(depreciation)
  on investments:
    Beginning of period......................  81,785,873       (770,693)   20,567,604
    End of period............................  67,150,693     81,785,873      (770,693)
                                              -----------   ------------  ------------

  Change in unrealized appreciation/
  (depreciation) during the period........... (14,635,180)    82,556,566   (21,338,297)
                                              -----------   ------------  ------------

NET REALIZED AND UNREALIZED GAIN (LOSS)
  ON INVESTMENTS.............................  60,639,034     91,730,604   (21,096,706)
                                              -----------   ------------  ------------

NET INCREASE (DECREASE) IN NET ASSETS
  RESULTING FROM OPERATIONS.................. $72,396,763   $104,790,151  $(12,429,249)
                                              ===========   ============  ============

See Notes to Financial Statements.

+ Formerly known as Equitable Variable Life Insurance Company Separate Account FP.

                                      FSA-7

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,


                                                        MONEY MARKET FUND                INTERMEDIATE GOVERNMENT SECURITIES FUND
                                          --------------------------------------------  ------------------------------------------
                                               1996           1995           1994          1996            1995          1994
                                          -------------  -------------  --------------  ------------   ------------  -------------
INCREASE (DECREASE) IN NET ASSETS:

FROM OPERATIONS:
  Net investment income ...............    $  8,101,644   $  8,270,845   $  4,542,504    $ 2,122,460    $ 1,812,562   $  5,144,309
  Net realized gain (loss) ............        (110,954)      (432,347)        95,530       (490,315)      (810,768)   (10,163,976)
  Change in unrealized appreciation/
   (depreciation) on investments ......         (65,953)        57,216         47,027       (287,001)     2,882,385     (1,119,626)
                                           ------------   ------------   ------------    -----------    -----------   ------------

  Net increase (decrease)in net assets
    from operations ...................       7,924,737      7,895,714      4,685,061      1,345,144      3,884,179     (6,139,293)
                                           ------------   ------------   ------------    -----------    -----------   ------------

FROM POLICY RELATED TRANSACTIONS:
  Net premiums (Note 3) ...............     101,890,108     96,773,056     82,536,703     10,397,104     11,016,347     18,915,140
  Benefits and other policy related
    transactions (Note 3) .............     (38,404,209)   (39,770,849)   (32,432,771)    (7,387,385)    (6,286,070)    (5,813,181)
  Net transfers among funds ...........     (36,607,946)     4,776,165    (25,466,044)     2,645,675        953,149   (125,116,319)
                                           ------------   ------------   ------------    -----------    -----------   ------------

  Net increase (decrease)in net assets
    from policy related transactions ..      26,877,953     61,778,372     24,637,888      5,655,394      5,683,426   (112,014,360)
                                           ------------   ------------   ------------    -----------    -----------   ------------

  NET (INCREASE) DECREASE IN AMOUNT
    RETAINED BY EQUITABLE LIFE IN
    SEPARATE ACCOUNT FP (Note 4) ......         (63,127)       (36,640)       (24,067)       (22,170)       (72,636)        15,335
                                           ------------   ------------   ------------    -----------    -----------   ------------

  INCREASE (DECREASE) IN NET ASSETS
    ATTRIBUTABLE TO POLICYOWNERS.......      34,739,563     69,637,446     29,298,882      6,978,368      9,494,969   (118,138,318)
  NET ASSETS ATTRIBUTABLE TO
    POLICYOWNERS, BEGINNING OF PERIOD .     207,133,531    137,496,085    108,197,203     37,149,044     27,654,075    145,792,393
                                           ------------   ------------   ------------    -----------    -----------   ------------

  NET ASSETS ATTRIBUTABLE TO
    POLICYOWNERS, END OF PERIOD .......    $241,873,094   $207,133,531   $137,496,085    $44,127,412    $37,149,044   $ 27,654,075
                                           ============   ============   ============    ===========    ===========   ============



                                                         QUALITY BOND FUND
                                          -----------------------------------------------
                                              1996              1995            1994
                                          -------------    -------------    -------------
INCREASE (DECREASE) IN NET ASSETS:

FROM OPERATIONS:
  Net investment income ...............  $  8,103,671     $  7,190,658     $  7,434,544
  Net realized gain (loss) ............    (1,130,915)        (632,666)        (410,697)
  Change in unrealized appreciation/
   (depreciation) on investments ......       143,854       13,415,524      (13,634,579)
                                         ------------     ------------     ------------


  Net increase (decrease) in net assets
    from operations ...................     7,116,610       19,973,516       (6,610,732)
                                         ------------     ------------     ------------

FROM POLICY RELATED TRANSACTIONS:
  Net premiums (Note 3) ...............     5,753,712        2,516,135          850,240
  Benefits and other policy related
    transactions (Note 3) .............   (32,021,058)      (3,189,044)      (2,891,278)
  Net transfers among funds ...........     6,117,471        2,462,969       25,765,197
                                         ------------     ------------     ------------

  Net increase (decrease) in net assets
    from policy related transactions ..   (20,149,875)       1,790,060       23,724,159
                                         ------------     ------------     ------------

  NET (INCREASE) DECREASE IN AMOUNT
    RETAINED BY EQUITABLE LIFE IN
    SEPARATE ACCOUNT FP (Note 4) ......       (39,868)        (712,602)         255,654
                                         ------------     ------------     ------------

  INCREASE (DECREASE) IN NET ASSETS
    ATTRIBUTABLE TO POLICYOWNERS.......   (13,073,133)      21,050,974       17,369,081
  NET ASSETS ATTRIBUTABLE TO
    POLICYOWNERS, BEGINNING OF PERIOD .   138,287,446      117,236,472       99,867,391
                                         ------------     ------------     ------------

  NET ASSETS ATTRIBUTABLE TO
    POLICYOWNERS, END OF PERIOD .......  $125,214,313     $138,287,446     $117,236,472
                                         ============     ============     ============

See Notes to Financial Statements.

+ Formerly known as Equitable Variable Life Insurance Company Separate Account FP.

                                     FSA-8

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31,


                                                          HIGH YIELD FUND                         GROWTH & INCOME FUND
                                           -------------------------------------------   -----------------------------------------
                                               1996             1995          1994           1996          1995           1994
                                           -------------   ------------   ------------   ------------  ------------   ------------
INCREASE (DECREASE) IN NET ASSETS:

FROM OPERATIONS:
  Net investment income .................   $  8,177,610    $ 6,147,199    $ 4,273,424    $   370,025   $   310,961    $   89,288
  Net realized gain (loss) ..............      7,058,612       (179,454)      (328,199)     1,948,613         2,791       (11,709)
  Change in unrealized appreciation/
    (depreciation) on investments .......      1,840,843      4,697,084     (5,608,102)     2,950,992     2,264,931      (140,681)
                                            ------------    -----------    -----------    -----------   -----------    -----------


  Net increase (decrease)in net assets
    from operations......................     17,077,065     10,664,829     (1,662,877)     5,269,630     2,578,683       (63,102)
                                            ------------    -----------    -----------    -----------   -----------    ----------

FROM POLICY RELATED TRANSACTIONS:
  Net premiums (Note 3) .................     19,454,716     15,333,474     14,287,345     11,382,745     6,464,035     2,953,965
  Benefits and other policy
    related transactions (Note 3) .......    (16,165,764)    (8,211,013)    (7,162,537)    (2,909,569)   (1,385,132)     (481,430)
  Net transfers among funds .............      9,301,980      4,789,450    (11,048,174)     5,211,758     5,274,221     3,033,230
                                            ------------    -----------    -----------    -----------   -----------    ----------

  Net increase (decrease) in net assets
    from policy related transactions ....     12,590,932     11,911,911     (3,923,366)    13,684,934    10,353,124     5,505,765
                                            ------------    -----------    -----------    -----------   -----------    ----------

NET (INCREASE) DECREASE IN AMOUNT
  RETAINED BY EQUITABLE LIFE IN
  SEPARATE ACCOUNT FP (Note 4) ..........       (209,120)      (100,679)        16,028       (106,424)     (221,877)        6,113
                                            ------------    -----------    -----------    -----------   -----------    ----------

INCREASE (DECREASE) IN NET ASSETS
  ATTRIBUTABLE TO POLICYOWNERS ..........     29,458,877     22,476,061     (5,570,215)    18,848,140    12,709,930     5,448,776
NET ASSETS ATTRIBUTABLE TO
  POLICYOWNERS, BEGINNING OF PERIOD .....     71,930,962     49,454,901     55,025,116     18,618,313     5,908,383       459,607
                                            ------------    -----------    -----------    -----------   -----------    ----------

NET ASSETS ATTRIBUTABLE TO
  POLICYOWNERS, END OF PERIOD ...........   $101,389,839    $71,930,962    $49,454,901    $37,466,453   $18,618,313    $5,908,383
                                            ============    ===========    ===========    ===========   ===========    ==========



                                                       EQUITY INDEX FUND
                                           --------------------------------------------
                                               1996            1995            1994*
                                           ------------    ------------  --------------
INCREASE (DECREASE) IN NET ASSETS:

FROM OPERATIONS:
  Net investment income .................   $ 1,145,887     $   675,576     $   443,391
  Net realized gain (loss) ..............    11,903,017         539,950         127,205
  Change in unrealized appreciation/
    (depreciation) on investments .......     8,996,459      12,851,051        (399,286)
                                            -----------     -----------     -----------


  Net increase (decrease)
    from operations......................    22,045,363      14,066,577         171,310
                                            -----------     -----------     -----------

FROM POLICY RELATED TRANSACTIONS:
  Net premiums (Note 3) .................    33,692,683      10,308,871         690,540
  Benefits and other policy related
    transactions (Note 3) ...............   (56,493,042)     (2,111,532)       (472,818)
  Net transfers among divisions .........    23,434,912      18,305,589      30,736,505
                                            -----------     -----------     -----------

  Net increase (decrease) in net assets
    policy related transactions .........       634,553      26,502,928      30,954,227
                                            -----------     -----------     -----------

NET (INCREASE) DECREASE IN AMOUNT
  RETAINED BY EQUITABLE LIFE IN
  SEPARATE ACCOUNT FP (Note 4) ..........       (66,020)        (71,293)           (134)
                                            -----------     -----------     -----------

INCREASE (DECREASE) IN NET ASSETS
  ATTRIBUTABLE TO POLICYOWNERS ..........    22,613,896      40,498,212      31,125,403
NET ASSETS ATTRIBUTABLE TO
  POLICYOWNERS, BEGINNING OF PERIOD .....    71,623,615      31,125,403              --
                                            -----------     -----------     -----------

NET ASSETS ATTRIBUTABLE TO
  POLICYOWNERS, END OF PERIOD ...........   $94,237,511     $71,623,615     $31,125,403
                                            ===========     ===========     ===========

See Notes to Financial Statements.

* Commencement of Operations on October 1, 1994.

+ Formerly known as Equitable Variable Life Insurance Company Separate Account FP.

                                     FSA-9

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31,


                                                COMMON STOCK FUND                                GLOBAL STOCK FUND
                                 -------------------------------------------------   ---------------------------------------------
                                      1996              1995             1994            1996            1995            1994
                                 ---------------   ---------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN
  NET ASSETS:
FROM OPERATIONS:
  Net investment income ........  $    3,505,756    $    8,208,894    $  7,014,347    $  4,705,326    $  3,408,544    $  1,556,985
  Net realized gain (loss) .....     187,552,444        80,631,861      44,228,424      23,774,539      12,264,394       8,168,946
  Change in unrealized
    appreciation/(depreciation)
    on investments .............     112,608,618       183,872,928     (73,399,217)     22,092,458      33,395,316      (3,932,597)
                                  --------------    --------------    ------------    ------------    ------------    ------------

  Net increase (decrease)in net
    assets from operations .....     303,666,818       272,713,683     (22,156,446)     50,572,323      49,068,254       5,793,334
                                  --------------    --------------    ------------    ------------    ------------    ------------

FROM POLICY RELATED
  TRANSACTIONS:
  Net premiums (Note 3) ........     271,193,481       216,068,996     171,525,812      96,457,308      92,666,618      77,766,997
  Benefits and other policy
    related transactions
    (Note 3) ...................    (154,302,728)     (118,456,643)    (93,481,219)    (43,292,191)    (37,507,499)    (23,371,745)
Net transfers among funds ......       4,064,266       (34,354,864)     19,730,410      (4,363,741)    (12,472,104)     47,610,957
                                  --------------    --------------    ------------    ------------    ------------    ------------

Net increase (decrease) in net
  assets from policy related
  transactions .................     120,955,019        63,257,489      97,775,003      48,801,376      42,687,015     102,006,209
                                  --------------    --------------    ------------    ------------    ------------    ------------

NET (INCREASE) DECREASE IN
  AMOUNT RETAINED BY
  EQUITABLE LIFE IN
  SEPARATE ACCOUNT FP
  (Note 4) .....................        (429,232)         (392,099)         44,948         (93,415)        (96,720)        (17,737)
                                  --------------    --------------    ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN NET
  ASSETS ATTRIBUTABLE TO
  POLICYOWNERS .................     424,192,605       335,579,073      75,663,505      99,280,284      91,658,549     107,781,806
NET ASSETS ATTRIBUTABLE TO
  POLICYOWNERS,
  BEGINNING OF PERIOD ..........   1,146,585,274       811,006,201     735,342,696     333,497,020     241,838,471     134,056,665
                                  --------------    --------------    ------------    ------------    ------------    ------------

NET ASSETS ATTRIBUTABLE TO
  POLICYOWNERS,
  END OF PERIOD ................  $1,570,777,879    $1,146,585,274    $811,006,201    $432,777,304    $333,497,020    $241,838,471
                                  ==============    ==============    ============    ============    ============    ============


                                     INTERNATIONAL FUND                  AGGRESSIVE STOCK FUND
                                 ---------------------------   ----------------------------------------------
                                     1996           1995*          1996            1995            1994
                                 ------------   ------------   -------------   -------------   --------------
INCREASE (DECREASE) IN
  NET ASSETS:
FROM OPERATIONS:
  Net investment income ........   $   411,375    $   159,029    $ (2,425,125)   $ (1,434,289)   $ (1,544,537)
  Net realized gain (loss) .....       709,281         50,951     163,630,203      73,464,436      (6,075,250)
  Change in unrealized
    appreciation/(depreciation)
    on investments .............     1,189,887        667,906     (33,653,883)     49,509,800      (4,424,670)
                                   -----------    -----------    ------------    ------------    ------------
  Net increase (decrease)in net
    assets from operations .....     2,310,543        877,886     127,551,195     121,539,947     (12,044,457)
                                   -----------    -----------    ------------    ------------    ------------
FROM POLICY RELATED
  TRANSACTIONS:
  Net premiums (Note 3) ........    12,055,154      2,028,670     167,830,465     121,962,483     101,932,221
  Benefits and other policy
    related transactions
    (Note 3) ...................    (2,295,079)      (339,723)    (85,246,883)    (63,165,185)    (48,604,650)
Net transfers among funds ......    17,095,516      9,885,952      28,481,572      19,367,834       4,346,636
                                   -----------    -----------    ------------    ------------    ------------
Net increase (decrease) in net
  assets from policy related
  transactions .................    26,855,591     11,574,899     111,065,154      78,165,132      57,674,207
                                   -----------    -----------    ------------    ------------    ------------
NET (INCREASE) DECREASE IN
  AMOUNT RETAINED BY
  EQUITABLE LIFE IN
  SEPARATE ACCOUNT FP
  (Note 4) .....................       (21,865)       (20,847)       (205,349)       (188,813)         35,791
                                   -----------    -----------    ------------    ------------    ------------
INCREASE (DECREASE) IN NET
  ASSETS ATTRIBUTABLE TO
  POLICYOWNERS .................    29,144,269     12,431,938     238,411,000     199,516,266      45,665,541
NET ASSETS ATTRIBUTABLE TO
  POLICYOWNERS,
  BEGINNING OF PERIOD ..........    12,431,938             --     555,188,131     355,671,865     310,006,324
                                   -----------    -----------    ------------    ------------    ------------
NET ASSETS ATTRIBUTABLE TO
  POLICYOWNERS,
  END OF PERIOD ................   $41,576,207    $12,431,938    $793,599,131    $555,188,131    $355,671,865
                                   ===========    ===========    ============    ============    ============

See Notes to Financial Statements.

* Commencement of Operations on April 3, 1995.

+ Formerly known as Separate Account FP of Equitable Variable Life Insurance Company.

                                     FSA-10

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

STATEMENTS OF CHANGES IN NET ASSETS (CONCLUDED)
FOR THE YEARS ENDED DECEMBER 31,



                                                                     ASSET ALLOCATION SERIES
                                     ---------------------------------------------------------------------------------------------
                                             CONSERVATIVE INVESTORS FUND                          BALANCED FUND
                                     ---------------------------------------------   ---------------------------------------------
                                           1996           1995            1994            1996            1995            1994
                                     -------------   -------------   -------------   -------------   -------------   -------------
INCREASE (DECREASE) IN NET ASSETS:

FROM OPERATIONS:
  Net investment income ...........   $  6,690,887    $  7,247,815    $  5,455,410    $ 10,604,542    $ 10,038,346    $  8,453,977
  Net realized gain (loss) ........      3,677,543         689,721        (421,502)     33,240,237       8,427,606         858,164
  Change in unrealized appreciation/
    (depreciation) on investments..     (2,661,985)     19,129,817     (10,682,734)       (714,363)     45,976,062     (40,839,536)
                                      ------------    ------------    ------------    ------------    ------------    ------------
  Net increase(decrease)in net
    assets from operations ........      7,706,445      27,067,353      (5,648,826)     43,130,416      64,442,014     (31,527,395)
                                      ------------    ------------    ------------    ------------    ------------    ------------
FROM POLICY RELATED TRANSACTIONS:
  Net premiums (Note 3) ...........     38,133,118      41,419,959      48,492,315      60,530,048      63,451,955      70,116,900
  Benefits and other policy related
    transactions (Note 3) .........    (25,456,269)    (22,866,003)    (21,612,430)    (50,274,632)    (48,742,571)    (45,655,363)
  Net transfers among funds .......    (18,095,700)     (3,379,296)     (2,076,793)    (22,122,080)    (18,908,540)    (19,954,097)
                                      ------------    ------------    ------------    ------------    ------------    ------------
  Net increase (decrease) in net
    assets from policy related
    transactions ..................      5,418,851      15,174,660      24,803,092     (11,866,664)     (4,199,156)      4,507,440
                                      ------------    ------------    ------------    ------------    ------------    ------------
NET (INCREASE) DECREASE IN AMOUNT
  RETAINED BY EQUITABLE LIFE
  IN SEPARATE ACCOUNT FP (Note 4) .        (36,213)        (95,412)         22,600        (134,906)        (93,214)         47,322
                                      ------------    ------------    ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN NET ASSETS
  ATTRIBUTABLE TO POLICYOWNERS ....      2,251,381      42,146,601      19,176,866      31,128,846      60,149,644     (26,972,633)
NET ASSETS ATTRIBUTABLE TO POLICY
  OWNERS, BEGINNING OF PERIOD .....    172,087,099     129,940,498     110,763,632     398,565,209     338,415,565     365,388,198
                                      ------------    ------------    ------------    ------------    ------------    ------------
NET ASSETS ATTRIBUTABLE TO POLICY
  OWNERS, END OF PERIOD ...........   $174,338,480    $172,087,099    $129,940,498    $429,694,055    $398,565,209    $338,415,565
                                      ============    ============    ============    ============    ============    ============




                                                ASSET ALLOCATION SERIES
                                       ---------------------------------------------
                                                 GROWTH INVESTORS FUND
                                       ---------------------------------------------
                                           1996             1995           1994
                                       -------------   -------------   -------------

INCREASE (DECREASE) IN NET ASSETS:

FROM OPERATIONS:
  Net investment income ...........     $ 11,757,729    $ 13,059,547    $  8,667,457
  Net realized gain (loss) ........       75,274,214       9,174,038         241,591
  Change in unrealized appreciation/
    (depreciation) on investments..      (14,635,180)     82,556,566     (21,338,297)
                                        ------------    ------------    ------------
  Net increase (decrease) in net
    assets from operations ........       72,396,763     104,790,151     (12,429,249)
                                        ------------    ------------    ------------
FROM POLICY RELATED TRANSACTIONS:
  Net premiums (Note 3) ...........      159,654,177     155,616,059     139,140,391
  Benefits and other policy related
    transactions (Note 3) .........      (81,943,749)    (68,357,709)    (54,863,821)
  Net transfers among funds .......       (7,652,116)     (3,269,896)     20,294,785
                                        ------------    ------------    ------------
  Net increase (decrease) in net
    assets from policy related
    transactions ..................       70,058,312      83,988,454     104,571,355
                                        ------------    ------------    ------------
NET (INCREASE) DECREASE IN AMOUNT
  RETAINED BY EQUITABLE LIFE
  IN SEPARATE ACCOUNT FP (Note 4) .          (93,120)       (120,493)         15,372
                                        ------------    ------------    ------------
INCREASE (DECREASE) IN NET ASSETS
  ATTRIBUTABLE TO POLICYOWNERS ....      142,361,955     188,658,112      92,157,478
NET ASSETS ATTRIBUTABLE TO POLICY
  OWNERS, BEGINNING OF PERIOD .....      555,877,666     367,219,554     275,062,076
                                        ------------    ------------    ------------
NET ASSETS ATTRIBUTABLE TO POLICY
  OWNERS, END OF PERIOD ...........     $698,239,621    $555,877,666    $367,219,554
                                        ============    ============    ============

See Notes to Financial Statements.

+ Formerly known as Equitable Variable Life Insurance Company Separate Account FP.

                                     FSA-11

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 1996

1.  General

     On September 19, 1996 the Board of Directors of The Equitable Life Assurance Society of the United States ( "Equitable Life") approved an Agreement and Plan of Merger by and between Equitable Life and Equitable Variable Life Insurance Company (the "Merger Agreement"). The merger was completed on January 1, 1997. On that date, and in accordance with the provisions of the Merger Agreement, the separate existence of Equitable Variable Life Insurance Company ("Equitable Variable Life") was ceased and Equitable Life survived the merger. From January 1, 1997, Equitable Life is liable in place of Equitable Variable Life for the liabilities and obligations of Equitable Variable Life, including liabilities under policies and contracts issued by Equitable Variable Life, and all of Equitable Variable Life's assets became assets of Equitable Life.

     Equitable Variable Life, a wholly-owned subsidiary of Equitable Life, established Separate Account FP (the Account) as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940. The Account consists of thirteen investment funds: the Money Market Fund, the Intermediate Government Securities Fund, the Quality Bond Fund, the High Yield Fund, the Growth & Income Fund, the Equity Index Fund, the Common Stock Fund, the Global Fund, the International Fund, the Aggressive Stock Fund, the Conservative Investors Fund, the Balanced Fund, and the Growth Investors Fund. The assets in each Fund are invested in Class IA shares of a designated portfolio (Portfolio) of a mutual fund, The Hudson River Trust (the Trust). Each Portfolio has separate investment objectives.

    The Account  supports the  operations of Incentive  Life,  flexible  premium variable life insurance policies, Incentive Life 2000, flexible premium variable life insurance policies, Champion 2000, modified premium variable whole life insurance policies, Survivorship 2000, flexible premium joint survivorship variable life insurance policies, Incentive Life Plus,(SM)
    flexible premium variable life insurance policies, IL Protector,(SM) flexible premium variable life insurance policies, IL COLI, flexible premium variable life insurance policies, IL COLI II, flexible premium variable life insurance policies, and SP-Flex, variable life insurance policies with additional premium option, collectively, the Policies, and the Incentive
    Life 2000, Champion 2000 and Survivorship 2000 policies are referred to as the Series 2000 Policies. Incentive Life Plus policies offered with a prospectus dated on or after September 15, 1995, are referred to as Incentive Life Plus Second Series. Incentive Life Plus policies issued with a prior prospectus are referred to as Incentive Life Plus Original Series. All Policies are issued by Equitable Life. The assets of the Account are the property of Equitable Life. However, the portion of the Account's assets attributable to the Policies will not be chargeable with liabilities arising out of any other business Equitable Life may conduct.

    Policyowners may allocate amounts in their individual accounts to the Funds of the Account and/or (except for SP-Flex policies) to the guaranteed interest rate account of Equitable Life's General Account. Net transfers to
    (from) the guaranteed interest rate account of the General Account and other Separate Accounts of ($7,511,567), $6,569,672 and $35,120,632 for the years ended 1996, 1995 and 1993, respectively, are included in Net Transfers Among Funds. The net assets of any Fund of the Account may not be less than the aggregate of the policyowners' accounts allocated to that Fund. Additional assets are set aside in Equitable Life's General Account to provide for (1) the unearned portion of the monthly charges for mortality costs, and (2) other policy benefits, as required under the state insurance law.

2.  Significant Accounting Policies

    The accompanying financial statements are prepared in conformity with generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Investments are made in shares of the Trust and are valued at the net asset values per share of the respective Portfolios. The net asset value is determined by the Trust using the market or fair value of the underlying assets of the Portfolio.

    Investment transactions are recorded on the trade date. Realized gains and losses include gains and losses on redemptions of the Trust's shares (determined on the identified cost basis) and Trust distributions representing the net realized gains on Trust investment transactions.

    Dividends are recorded as income at the end of each quarter on the ex-dividend date. Capital gains are distributed by the Trust at the end of each year.


+   Formerly known as Equitable Variable Life Insurance Company Separate
    Account FP.

                                     FSA-12

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

DECEMBER 31, 1996

    The operations of the Account are included in the consolidated Federal income tax return of Equitable Life. Under the provisions of the Policies, Equitable Life has the right to charge the Account for Federal income tax attributable to the Account. No charge is currently being made against the Account for such tax since, under current tax law, Equitable Life pays no tax on investment income and capital gains reflected in variable life insurance policy reserves. However, Equitable Life retains the right to charge for any Federal income tax incurred which is attributable to the Account if the law is changed. Charges for state and local taxes, if any, attributable to the Account also may be made.

3.  Asset Charges

    Under the Policies, Equitable Life assumes mortality and expense risks and, to cover these risks, deducts charges from the assets of the Account currently at annual rates of 0.60% of the net assets attributable to Incentive Life, Incentive Life 2000, Incentive Life Plus Second Series and Champion 2000 policyowners, 0.90% of net assets attributable to Survivorship 2000 policyowners, 0.80% for IL Protector policyowners, and 0.85% for SP-Flex policyowners, Incentive Life Plus Original Series, IL COLI, and IL COLI II deduct this charge from the Policy Account. Under SP-Flex, Equitable Life also deducts charges from the assets of the Account for mortality and administrative costs of 0.60% and 0.35%, respectively, of net assets attributable to SP-Flex policies.

    Under Incentive Life, Incentive Life Plus, Series 2000, IL Protector and IL COLI II policies, mortality and administrative charges are assessed in a different manner than SP-Flex policies.

    Before amounts are allocated to the Account for Incentive Life, Incentive Life Plus, IL COLI, IL COLI II and the Series 2000 Policies, Equitable Life deducts a charge for taxes and either an initial policy fee (Incentive Life) or a premium sales charge (Incentive Life Plus, IL COLI II and Series 2000 Policies) from premiums. Under SP-Flex, the entire initial premium is allocated to the Account. Before any additional premiums under SP-Flex are allocated to the Account, however, an administrative charge is deducted.

    The amounts attributable to Incentive Life, Incentive Life Plus, IL Protector, IL COLI, IL COLI II and the Series 2000 policyowners' accounts are assessed monthly by Equitable Life for mortality and administrative charges. These charges are withdrawn from the Account along with amounts for additional benefits. Under the Policies, amounts for certain policy-related transactions (such as policy loans and surrenders) are transferred out of the Separate Account.

4.  Amounts Retained by Equitable Life in Separate Account FP

    The amount retained by Equitable Life in the Account arises principally from
    (1) contributions from Equitable Life, and (2) that portion, determined ratably, of the Account's investment results applicable to those assets in the Account in excess of the net assets for the Policies. Amounts retained by Equitable Life are not subject to charges for mortality and expense risks or mortality and administrative costs.

    Amounts retained by Equitable Life in the Account may be transferred at any time by Equitable Life to its General Account.

    The following table shows the surplus contributions (withdrawals) by Equitable Life by investment fund:

                                                  Years Ended December 31,
                                           -------------------------------------
     INVESTMENT FUND                          1996         1995          1994
     ---------------                          ----         ----          ----
     Money Market                               --     $  (250,000)         --
     Intermediate Government Securities         --        (165,000)         --
     Quality Bond                        $  (125,000)   (4,800,000)         --
     High Yield                                 --        (100,000)         --
     Growth & Income                         (75,000)     (685,000)         --
     Equity Index                               --            --    $   200,000
     Common Stock                           (185,000)  $  (630,000)         --
     Global                                     --        (130,000)         --
     International                              --         200,000          --
     Aggressive Stock                       (125,000)     (350,000)         --
     Conservative Investors                  (80,000)         --            --
     Balanced                                (90,000)         --            --
     Growth Investors                       (175,000)         --            --
     Short-Term World Income                    --            --     (5,165,329)
                                         -----------   -----------   -----------
                                         $  (855,000)  $(6,910,000) $(4,965,329)
                                         ===========   ===========   ===========


+ Formerly  known as Equitable  Variable Life  Insurance Company Separate
  Account FP.
                                     FSA-13

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

DECEMBER 31, 1996

5.  Distribution and Servicing Agreements

    Equitable Life has entered into a Distribution and Servicing Agreement with EQ Financial Consultants Inc., whereby registered representatives of EQ Financial Consultants Inc., authorized as variable life insurance agents under applicable state insurance laws, sell the Policies. The registered representatives are compensated on a commission basis by Equitable Life.

6.  Share Substitution

     On February 22, 1994, Equitable Variable Life, the Account and the Trust substituted shares of the Trust's Intermediate Government Securities Portfolio for shares of the Trust's Short-Term World Income Portfolio. The amount transferred to Intermediate Government Securities Portfolio was $2,192,109. The statements of operations and statements of changes in net assets for the Intermediate Government Securities Portfolio is combined with the Short-Term World Income Portfolio for periods prior to the merger on February 22, 1994. The Short-Term World Income Fund is not available for future investment.

7.  Investment Returns

    The Separate Account rates of return attributable to Incentive Life, Incentive Life 2000, Incentive Life Plus Second Series and Champion 2000 policyowners are different than those attributable to Survivorship 2000, Incentive Life Plus Original Series, IL Protector, IL COLI, IL COLI II and to SP-Flex policyowners because asset charges are deducted at different rates under each policy (see Note 3).

    The tables on the following pages show the gross and net investment returns with respect to the Funds for the periods shown. The net return for each Fund is based upon net assets for a policy whose policy commences with the beginning date of such period and is not based on the average net assets in the Fund during such period. Gross return is equal to the total return earned by the underlying Trust investment.

+ Formerly  known as Equitable  Variable Life  Insurance Company Separate
  Account FP.
                                     FSA-14

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

December 31, 1996

RATES OF RETURN:
INCENTIVE LIFE,
---------------
INCENTIVE LIFE 2000,
--------------------
INCENTIVE LIFE PLUS SECOND SERIES
---------------------------------
AND CHAMPION 2000*
------------------


                                                                YEARS ENDED DECEMBER 31,
                              -----------------------------------------------------------------------------------------------
MONEY MARKET FUND               1996     1995     1994      1993     1992     1991     1990      1989     1988      1987
-----------------               ----     ----     ----      ----     ----     ----     ----      ----     ----      ----
Gross return..............      5.33%    5.74%    4.02%    3.00%     3.56%    6.18%    8.24%    9.18%     7.32%     6.63%
Net return................      4.70%    5.11%    3.39%    2.35%     2.94%    5.55%    7.59%    8.53%     6.68%     5.99%


                                                                         APRIL 1(A) TO
                                      YEARS ENDED DECEMBER 31,            DECEMBER 31,
INTERMEDIATE GOVERNMENT       -----------------------------------------------------------
SECURITIES FUND                 1996    1995    1994    1993    1992          1991
---------------                 ----    ----    ----    ----    ----          ----
Gross return..............     3.78%   13.33% (4.37)%  10.58%   5.60%        12.26%
Net return................     3.15%   12.65% (4.95)%   9.88%   4.96%        11.60%

                                       YEARS ENDED          OCTOBER 1(A) TO
                                      DECEMBER 31,            DECEMBER 31,
                              ------------------------------------------------
QUALITY BOND FUND               1996     1995      1994           1993
-----------------               ----     ----      ----           ----
Gross return..............     5.36%    17.02%    (5.10)%       (0.51)%
Net return................     4.73%    16.32%    (5.67)%       (0.66)%


                                                                YEARS ENDED DECEMBER 31,
                              ---------------------------------------------------------------------------------------------
HIGH YIELD FUND                 1996     1995     1994      1993     1992     1991     1990      1989     1988     1987
---------------                 ----     ----     ----      ----     ----     ----     ----      ----     ----     ----
Gross return..............     22.89%   19.92%   (2.79)%   23.15%   12.31%   24.46%   (1.12)%   5.13%     9.73%    4.68%
Net return................     22.14%   19.20%   (3.37)%   22.41%   11.64%   23.72%   (1.71)%   4.50%     9.08%    4.05%

                                     YEARS ENDED        OCTOBER 1(A) TO
                                     DECEMBER 31,         DECEMBER 31,
                              -------------------------------------------
GROWTH & INCOME FUND            1996      1995    1994        1993
--------------------            ----      ----    ----        ----
Gross return..............     20.09%    24.07% (0.58)%     (0.25)%
Net return................     19.36%    23.33% (1.17)%     (0.41)%


                                         YEARS ENDED            SEPTEMBER 30(A)
                                         DECEMBER 31,           TO DECEMBER 31,
                              ---------------------------------------------------
EQUITY INDEX FUND                    1996             1995            1994
-----------------                    ----             ----            ----
Gross return..............          22.39%           36.48%          1.08%
Net return................          21.65%           35.66%          0.58%


                                                                YEARS ENDED DECEMBER 31,
                              ---------------------------------------------------------------------------------------------
COMMON STOCK FUND               1996     1995     1994      1993     1992     1991     1990      1989     1988     1987
-----------------               ----     ----     ----      ----     ----     ----     ----      ----     ----     ----
Gross return..............     24.28%   32.45%   (2.14)%   24.84%    3.22%   37.88%   (8.12)%   25.59%   22.43%    7.49%
Net return................     23.53%   31.66%   (2.73)%   24.08%    2.60%   37.06%   (8.67)%   24.84%   21.70%    6.84%


                                                                                                                 AUGUST 31(A) TO
                                                           YEARS ENDED DECEMBER 31,                               DECEMBER 31,
                              ----------------------------------------------------------------------------------------------------
GLOBAL FUND                     1996     1995     1994     1993      1992     1991     1990     1989     1988         1987
-----------                     ----     ----     ----     ----      ----     ----     ----     ----     ----         ----
Gross return..............     14.60%   18.81%    5.23%   32.09%   (0.50)%   30.55%   (6.07)%  26.93%   10.88%      (13.27)%
Net return................     13.91%   18.11%    4.60%   31.33%   (1.10)%   29.77%   (6.63)%  26.17%   10.22%      (13.45)%


                              YEARS ENDED  APRIL 3(A) TO
                               DECEMBER     DECEMBER 31,
                                  31,
                              ----------------------------
INTERNATIONAL FUND               1996           1995
------------------               ----           ----
Gross return..............       9.82%         11.29%
Net return................       9.15%         10.79%

----------
*   Sales of Incentive Life 2000 and Champion 2000 commenced on March 2, 1992.  Sales of Incentive Life Plus Second Series commenced on September 15, 1995.

(a) Date as of which net premiums  under the policies were first  allocated to the Fund. The gross return and the net return for the periods indicated are not annual rates of return.

+   Formerly known as Equitable Variable Life Insurance Company Separate Account FP.

                                     FSA-15

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

DECEMBER 31, 1996


                                                                YEARS ENDED DECEMBER 31,
                              ---------------------------------------------------------------------------------------------
AGGRESSIVE STOCK FUND           1996     1995     1994      1993     1992     1991     1990      1989     1988     1987
---------------------           ----     ----     ----      ----     ----     ----     ----      ----     ----     ----
Gross return..............     22.20%   31.63%   (3.81)%   16.77%   (3.16)%  86.86%    8.17%    43.50%    1.17%    7.31%
Net return................     21.46%   30.85%   (4.39)%   16.05%   (3.74)%  85.75%    7.51%    42.64%    0.53%    6.66%

ASSET ALLOCATION SERIES
                                                                                             OCTOBER 2(A)
                                                                                                  TO
                                              YEARS ENDED DECEMBER 31,                      DECEMBER 31,
CONSERVATIVE               --------------------------------------------------------------------------------
INVESTORS FUND                1996     1995     1994      1993     1992     1991     1990        1989
--------------                ----     ----     ----      ----     ----     ----     ----        ----
Gross return..............   5.21%    20.40%   (4.10)%   10.76%    5.72%   19.87%    6.37%      3.09%
Net return................   4.57%    19.68%   (4.67)%   10.15%    5.09%   19.16%    5.73%      2.94%

                                                                YEARS ENDED DECEMBER 31,
                              ---------------------------------------------------------------------------------------------
BALANCED FUND                   1996     1995     1994      1993     1992     1991     1990      1989     1988     1987
-------------                   ----     ----     ----      ----     ----     ----     ----      ----     ----     ----
Gross return..............     11.68%   19.75%   (8.02)%   12.28%   (2.84)%  41.26%    0.24 %   25.83%   13.27%   (0.85)%
Net return................     11.00%   19.03%   (8.57)%   11.64%   (3.42)%  40.42%   (0.36)%   25.08%   12.59%   (1.45)%

GROWTH INVESTORS FUND         1996     1995     1994      1993     1992     1991     1990        1989
---------------------         ----     ----     ----      ----     ----     ----     ----        ----
Gross return..............   12.61%   26.37%   (3.15)%   15.26%    4.90%   48.89%   10.66%      3.98%
Net return................   11.93%   25.62%   (3.73)%   14.58%    4.27%   48.01%   10.00%      3.82%


RATES OF RETURN:
SURVIVORSHIP 2000
-----------------
                                                                             AUGUST 17(A) TO
                                        YEARS ENDED DECEMBER 31,               DECEMBER 31,
                             -----------------------------------------------------------------
MONEY MARKET FUND               1996        1995        1994        1993           1992
-----------------               ----        ----        ----        ----           ----
Gross return..............      5.33%      5.74%       4.02%       3.00%          1.11%
Net return................      4.38%      4.80%       3.08%       2.04%          0.77%

INTERMEDIATE GOVERNMENT
SECURITIES FUND                 1996        1995        1994        1993           1992
---------------                 ----        ----        ----        ----           ----
Gross return..............      3.78%      13.33%     (4.37)%      10.58%         0.90%
Net return................      2.84%      12.31%     (5.23)%       9.55%         0.56%

                                                                 OCTOBER 1(A) TO
                                  YEARS ENDED DECEMBER 31,        DECEMBER 31,
                             -----------------------------------------------------
QUALITY BOND FUND               1996        1995        1994          1993
-----------------               ----        ----        ----          ----
Gross return..............      5.36%      17.02%     (5.10)%        (0.51)%
Net return................      4.41%      15.97%     (5.95)%        (0.73)%

                                                                            AUGUST 17(A) TO
                                        YEARS ENDED DECEMBER 31,              DECEMBER 31,
                             -----------------------------------------------------------------
HIGH YIELD FUND                 1996        1995        1994        1993          1992
---------------                 ----        ----        ----        ----          ----
Gross return..............     22.89%      19.92%     (2.79)%      23.15%         1.84%
Net return................     21.77%      18.84%     (3.66)%      22.04%         1.50%

                                                                OCTOBER 1(A) TO
                                  YEARS ENDED DECEMBER 31,        DECEMBER 31,
                             -----------------------------------------------------
GROWTH & INCOME FUND            1996        1995        1994          1993
--------------------            ----        ----        ----          ----
Gross return..............     20.09%      24.07%     (0.58)%        (0.25)%
Net return................     19.00%      22.96%     (1.47)%        (0.48)%

----------

*   Sales of Incentive Life 2000 and Champion 2000 commenced on March 2, 1992.  Sales of Incentive Life Plus Second Series commenced on September 15, 1995.

(a) Date as of which net premiums  under the policies were first  allocated to the Fund. The gross return and the net return for the periods indicated are not annual rates of return.

+   Formerly known as Equitable Variable Life Insurance Company Separate Account FP.

                                     FSA-16

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

DECEMBER 31, 1996

                                      YEARS ENDED          MARCH 1(A) TO
                                     DECEMBER 31,          DECEMBER 31,
                             ---------------------------------------------
EQUITY INDEX FUND                 1996          1995           1994
-----------------                 ----          ----           ----
Gross return..............       22.39%        36.48%         1.08%
Net return................       21.28%        35.26%         0.33%

                                                                            AUGUST 17(A) TO
                                        YEARS ENDED DECEMBER 31,              DECEMBER 31,
                             -----------------------------------------------------------------
COMMON STOCK FUND               1996        1995        1994        1993          1992
-----------------               ----        ----        ----        ----          ----
Gross return..............     24.28%      32.45%     (2.14)%      24.84%          5.28%
Net return................     23.15%      31.26%     (3.02)%      23.70%          4.93%

GLOBAL FUND
-----------
Gross return..............     14.60%      18.81%      5.23%       32.09%          4.87%
Net return................     13.56%      17.75%      4.29%       30.93%          4.52%

AGGRESSIVE STOCK FUND
---------------------
Gross return..............     22.20%      31.63%     (3.81)%      16.77%         11.49%
Net return................     21.09%      30.46%     (4.68)%      15.70%         11.11%


                               YEARS ENDED       APRIL 3(A) TO
                              DECEMBER 31,        DECEMBER 31,
                             ----------------------------------
INTERNATIONAL FUND                1996               1995
------------------                ----               ----
Gross return..............        9.82%             11.29%
Net return................        8.82%             10.55%

ASSET ALLOCATION SERIES
                                                                            AUGUST 17(A) TO
                                        YEARS ENDED DECEMBER 31,              DECEMBER 31,
CONSERVATIVE INVESTORS       -----------------------------------------------------------------
FUND                            1996        1995        1994        1993          1992
----                            ----        ----        ----        ----          ----
Gross return..............      5.21%      20.40%     (4.10)%      10.76%         1.38%
Net return................      4.26%      19.32%     (4.96)%       9.81%         1.04%

BALANCED FUND                   1996        1995        1994        1993          1992
-------------                   ----        ----        ----        ----          ----
Gross return..............     11.68%      19.75%     (8.02)%      12.28%         5.37%
Net return................     10.67%      18.68%     (8.84)%      11.30%         5.02%

GROWTH INVESTORS FUND           1996        1995        1994        1993          1992
---------------------           ----        ----        ----        ----          ----
Gross return..............     12.61%      26.37%     (3.15)%      15.26%         6.89%
Net return................     11.59%      25.24%     (4.02)%      14.24%         6.53%

----------------
(a) Date as of which net premiums  under the policies were first  allocated to the Fund. The gross return and the net return for the periods indicated are not annual rates of return.

+   Formerly known as Equitable Variable Life Insurance Company Separate Account FP.

                                     FSA-17

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

DECEMBER 31, 1996

RATES OF RETURN:
INCENTIVE LIFE PLUS ORIGINAL SERIES*(B)
---------------------------------------


                                           YEARS ENDED DECEMBER 31,
                               -------------------------------------------------
                                         1996                    1995
                                         ----                    ----
Money Market Fund..............         5.33%                    5.69%


Intermediate Government
Securities Fund................         3.78%                   13.31%


Quality Bond Fund..............         5.36%                   17.13%


High Yield Fund................         22.89%                  19.95%


Growth & Income Fund...........         20.09%                  24.38%


Equity Index Fund..............         22.38%                  36.53%


Common Stock Fund..............         24.28%                  33.07%


Global Fund....................         14.60%                  19.38%


                            YEAR ENDED DECEMBER 31, APRIL 30 TO DECEMBER 31, (A)
                            ----------------------------------------------------
                                         1996                    1995
                                         ----                    ----
International Fund.............         9.81%                   11.29%


                                           YEARS ENDED DECEMBER 31,
                            ----------------------------------------------------
                                         1996                    1995
                                         ----                    ----
Aggressive Stock Fund..........         22.20%                  33.00%


ASSET ALLOCATION SERIES
                                           YEARS ENDED DECEMBER 31,
                             ---------------------------------------------------
                                         1996                    1995
                                         ----                    ----

Conservative Investors Fund....         5.21%                   20.59%


Balanced Fund..................         11.68%                  20.32%


Growth Investors Fund..........         12.61%                  26.92%


---------------------------
*Sales of Incentive Life Plus Original Series commenced on January 6, 1995.

(a) Date as of which net premiums under the policies were first allocated to the Fund. The returns for the periods indicated are not annual rates of return.

(b) There are no Separate Account asset charges for this policy and therefore the gross and net rates of return are the same. The rate of return for the year ended December 31, 1995 indicated is not an annual rate of return.

+   Formerly known as Equitable  Variable Life Insurance Company Separate
    Account FP.

                                     FSA-18

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

DECEMBER 31, 1996

RATES OF RETURN:
IL PROTECTOR*(b)
----------------



                                        AUGUST 5 TO DECEMBER 31,(A)
                                       ----------------------------
                                                  1996
                                                  ----
Money Market Fund.....................            2.98%


Intermediate Government
Securities Fund.......................           4.49%


Quality Bond Fund.....................           7.86%


High Yield Fund.......................           13.90%


Growth & Income Fund..................           15.63%


Equity Index Fund.....................           16.25%


Common Stock Fund.....................           17.44%


Global Fund...........................           6.78%


Inernational Fund.....................           2.11%


Aggressive Stock Fund.................           6.22%


ASSET ALLOCATION SERIES

                                        AUGUST 5 TO DECEMBER 31,(A)
                                       ----------------------------
                                                  1996
                                                  ----

Conservative Investors Fund...........           7.94%


Balanced Fund.........................           8.67%


Growth Investors Fund.................           9.38%


----------
*Sales of Incentive Life Protector commenced on August 5, 1996.

(a) Date as of which net premiums under the policies were first allocated to the Fund. The returns for the periods indicated are not annual rates of return.

(b) There are no Separate Account asset changes for this policy and therefore the gross and net rates of return are the same.

+   Formerly known as Equitable  Variable Life Insurance Company Separate
    Account FP.

                                     FSA-19

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+


NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

DECEMBER 31, 1996

RATES OF RETURN:
SP-FLEX
-------

                                                                                                                 AUGUST 31(A) TO
                                                          YEARS ENDED DECEMBER 31,                                DECEMBER 31,
                             -----------------------------------------------------------------------------------------------------
MONEY MARKET FUND              1996     1995     1994      1993     1992     1991      1990     1989     1988         1987
-----------------              ----     ----     ----      ----     ----     ----      ----     ----     ----         ----
Gross return..............     5.33%    5.74%    4.02%    3.00%     3.56%    6.17%    8.24%     9.18%    7.32%        2.15%
Net return................     3.44%    3.86%    2.17%    1.13%     1.71%    4.29%    6.30%     7.24%    5.41%        1.62%


                                                                    APRIL 1(A)
                                                                       TO
                                    YEARS ENDED DECEMBER 31,       DECEMBER 31,
INTERMEDIATE GOVERNMENT      --------------------------------------------------
SECURITIES FUND               1996    1995    1994    1993    1992      1991
---------------               ----    ----    ----    ----    ----      ----
Gross return..............    3.78%  13.33% (4.37)%  10.58%  5.60%     12.10%
Net return................    1.91%  11.31% (6.08)%   8.57%  3.71%     10.59%


                                                           SEPTEMBER 1(A)
                                     YEARS ENDED                TO
                                     DECEMBER 31,           DECEMBER 31,
                             ----------------------------------------------
QUALITY BOND FUND                 1996           1995           1994
-----------------                 ----           ----           ----
Gross return..............        5.36%         17.02%         (2.20)%
Net return................        3.47%         14.94%         (2.35)%


                                                                                                                 AUGUST 31(A) TO
                                                          YEARS ENDED DECEMBER 31,                                DECEMBER 31,
                             -----------------------------------------------------------------------------------------------------
HIGH YIELD FUND                1996     1995     1994      1993     1992     1991      1990     1989     1988         1987
---------------                ----     ----     ----      ----     ----     ----      ----     ----     ----         ----
Gross return..............    22.89%   19.92%   (2.79)%   23.15%   12.31%   24.46%   (1.12)%    5.13%    9.73%        1.95%
Net return................    20.68%   17.79%   (4.52)%   20.96%   10.30%   22.25%   (2.89)%    3.26%    7.78%        1.39%



                                                            SEPTEMBER 1(A)
                                     YEARS ENDED                TO
                                     DECEMBER 31,           DECEMBER 31,
                             ----------------------------------------------
GROWTH & INCOME FUND              1996           1995           1994
--------------------              ----           ----           ----
Gross return..............       20.09%         24.07%         (3.40)%
Net return................       17.93%         21.87%         (3.55)%

EQUITY INDEX FUND                 1996           1995           1994
-----------------                 ----           ----           ----
Gross return..............       22.39%         36.48%         (2.54)%
Net return................       20.19%         34.06%         (2.69)%

                                                                                                                 AUGUST 31(A) TO
                                                          YEARS ENDED DECEMBER 31,                                DECEMBER 31,
                             -----------------------------------------------------------------------------------------------------
COMMON STOCK FUND              1996     1995     1994      1993     1992     1991      1990     1989     1988         1987
-----------------              ----     ----     ----      ----     ----     ----      ----     ----     ----         ----
Gross return..............    24.28%   32.45%   (2.14)%   24.84%    3.23%   37.87%   (8.12)%   25.59%   22.43%      (22.57)%
Net return................    22.04%   30.10%   (3.88)%   22.60%    1.38%   35.43%   (9.76)%   23.36%   20.26%      (23.00)%

GLOBAL FUND                    1996     1995     1994      1993     1992     1991      1990     1989     1988         1987
-----------                    ----     ----     ----      ----     ----     ----      ----     ----     ----         ----
Gross return..............    14.60%   18.81%    5.23%    32.09%   (0.50)%  30.55%   (6.07)%   26.93%   10.88%      (11.40)%
Net return................    12.54%   16.70%    3.36%    29.77%   (2.28)%  28.23%   (7.75)%   24.67%    8.90%      (11.86)%


                              YEARS ENDED   APRIL 3(A) TO
                              DECEMBER 31,  DECEMBER 31,
                             ------------------------------
INTERNATIONAL FUND                1996          1995
------------------                ----          ----
Gross return..............       9.82%         11.29%
Net return................       7.84%          9.82%

                                                                                                                 AUGUST 31(A) TO
                                                          YEARS ENDED DECEMBER 31,                                DECEMBER 31,
                             -----------------------------------------------------------------------------------------------------
AGGRESSIVE STOCK FUND          1996     1995     1994      1993     1992     1991      1990     1989     1988         1987
---------------------          ----     ----     ----      ----     ----     ----      ----     ----     ----         ----
Gross return..............    22.20%   31.63%   (3.81)%   16.77%   (3.16)%  86.86%    8.17%    43.50%    1.17 %     (24.28)%
Net return................    20.00%   29.30%   (5.53)%   14.67%   (4.89)%  83.54%    6.23%    40.95%   (0.66)%     (24.68)%

----------
(a) Date as of which net premiums  under the policies were first  allocated to the Fund. The gross return and the net return for the periods indicated are not annual rates of return.

+   Formerly known as Equitable Variable Life Insurance Company Separate Account FP.

                                     FSA-20

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
SEPARATE ACCOUNT FP+

NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

DECEMBER 31, 1996



                                    YEARS ENDED            SEPTEMBER 1(A) TO
ASSET ALLOCATION SERIES            DECEMBER 31,               DECEMBER 31,
CONSERVATIVE INVESTORS  ------------------------------------------------------
FUND                          1996              1995              1994
----                          ----              ----              ----
Gross return..........        5.21%            20.40%           (1.83)%
Net return............        3.32%            18.26%           (1.98)%

                                                                                                                 AUGUST 31(A) TO
                                                        YEARS ENDED DECEMBER 31,                                  DECEMBER 31,
                        ----------------------------------------------------------------------------------------------------------
BALANCED FUND              1996     1995      1994      1993      1992     1991      1990      1989      1988         1987
-------------              ----     ----      ----      ----      ----     ----      ----      ----      ----         ----
Gross return..........    11.68%   19.75%   (8.02)%    12.28%    (2.83)%  41.27%    0.24 %    25.83%    13.27%      (20.26)%
Net return............     9.67%   17.62%   (9.66)%    10.31%    (4.57)%  38.75%   (1.56)%    23.59%    11.25%      (20.71)%


                                    YEARS ENDED            SEPTEMBER 1(A) TO
                                   DECEMBER 31,               DECEMBER 31,
GROWTH INVESTORS        ------------------------------------------------------
FUND                          1996              1995              1994
----                          ----              ----              ----
Gross return...........      12.61%            26.37%           (3.16)%
Net return.............      10.58%            24.12%           (3.31)%

----------

(a) Date as of which net premiums under the policies were first allocated to the Fund. The gross return and the net return for the periods indicated are not annual rates of return.

+   Formerly known as Equitable  Variable Life Insurance Company Separate
    Account FP.

                                     FSA-21

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholder of The Equitable Life Assurance Society of the United States

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of shareholder's equity and of cash flows present fairly, in all material respects, the financial position of The Equitable Life Assurance Society of the United States and its subsidiaries ("Equitable Life") at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 2 to the consolidated financial statements, Equitable Life changed its methods of accounting for long-duration participating life insurance contracts and long-lived assets in 1996, for loan impairments in 1995 and for postemployment benefits in 1994.


Price Waterhouse LLP
New York, New York
February 10, 1997
                                      F-1

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1996 AND 1995

                                                                        1996                 1995
                                                                  -----------------    -----------------
                                                                              (IN MILLIONS)
ASSETS
Investments:
  Fixed maturities:
    Available for sale, at estimated fair value.................   $    18,077.0        $    15,899.9
  Mortgage loans on real estate.................................         3,133.0              3,638.3
  Equity real estate............................................         3,297.5              3,916.2
  Policy loans..................................................         2,196.1              1,976.4
  Investment in and loans to affiliates.........................           685.0                636.6
  Other equity investments......................................           597.3                621.1
  Other invested assets.........................................           288.7                706.1
                                                                  -----------------    -----------------
      Total investments.........................................        28,274.6             27,394.6
Cash and cash equivalents.......................................           538.8                774.7
Deferred policy acquisition costs...............................         3,104.9              3,075.8
Amounts due from discontinued GIC Segment.......................           996.2              2,097.1
Other assets....................................................         2,552.2              2,718.1
Closed Block assets.............................................         8,495.0              8,582.1
Separate Accounts assets........................................        29,646.1             24,566.6
                                                                  -----------------    -----------------
TOTAL ASSETS....................................................   $    73,607.8        $    69,209.0
                                                                  =================    =================

LIABILITIES
Policyholders' account balances.................................   $    21,865.6        $    21,911.2
Future policy benefits and other policyholders' liabilities.....         4,416.6              4,007.3
Short-term and long-term debt...................................         1,766.9              1,899.3
Other liabilities...............................................         2,785.1              3,380.7
Closed Block liabilities........................................         9,091.3              9,221.4
Separate Accounts liabilities...................................        29,598.3             24,531.0
                                                                  -----------------    -----------------
      Total liabilities.........................................        69,523.8             64,950.9
                                                                  -----------------    -----------------

Commitments and contingencies (Notes 10, 12, 13, 14 and 15)

SHAREHOLDER'S EQUITY
Common stock, $1.25 par value 2.0 million shares
  authorized, issued and outstanding............................             2.5                  2.5
Capital in excess of par value..................................         3,105.8              3,105.8
Retained earnings...............................................           798.7                788.4
Net unrealized investment gains.................................           189.9                396.5
Minimum pension liability.......................................           (12.9)               (35.1)
                                                                  -----------------    -----------------
      Total shareholder's equity................................         4,084.0              4,258.1
                                                                  -----------------    -----------------

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY......................   $    73,607.8        $    69,209.0
                                                                  =================    =================

                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                       CONSOLIDATED STATEMENTS OF EARNINGS
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                                1996               1995               1994
                                                          -----------------  -----------------  -----------------
                                                                              (IN MILLIONS)
REVENUES
Universal life and investment-type product policy fee
  income................................................   $      874.0       $       788.2      $       715.0
Premiums................................................          597.6               606.8              625.6
Net investment income...................................        2,175.9             2,088.2            1,998.6
Investment (losses) gains, net..........................           (9.8)                5.3               91.8
Commissions, fees and other income......................        1,081.8               897.1              847.4
Contribution from the Closed Block......................          125.0               143.2              137.0
                                                          -----------------  -----------------  -----------------

      Total revenues....................................        4,844.5             4,528.8            4,415.4
                                                          -----------------  -----------------  -----------------

BENEFITS AND OTHER DEDUCTIONS
Interest credited to policyholders' account balances....        1,270.2             1,248.3            1,201.3
Policyholders' benefits.................................        1,317.7             1,008.6              914.9
Other operating costs and expenses......................        2,048.0             1,775.8            1,857.7
                                                          -----------------  -----------------  -----------------

      Total benefits and other deductions...............        4,635.9             4,032.7            3,973.9
                                                          -----------------  -----------------  -----------------

Earnings from continuing operations before Federal
  income taxes, minority interest and cumulative
  effect of accounting change...........................          208.6               496.1              441.5
Federal income taxes....................................            9.7               120.5              100.2
Minority interest in net income of consolidated
  subsidiaries..........................................           81.7                62.8               50.4
                                                          -----------------  -----------------  -----------------
Earnings from continuing operations before
  cumulative effect of accounting change................          117.2               312.8              290.9
Discontinued operations, net of Federal income taxes....          (83.8)                -                  -
Cumulative effect of accounting change, net of Federal
  income taxes..........................................          (23.1)                -                (27.1)
                                                          -----------------  -----------------  -----------------

Net Earnings............................................   $       10.3       $       312.8      $       263.8
                                                          =================  =================  =================


                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                                      1996               1995               1994
                                                                -----------------  -----------------  -----------------
                                                                                    (IN MILLIONS)

Common stock, at par value, beginning and end of year.........   $        2.5       $         2.5      $         2.5
                                                                -----------------  -----------------  -----------------

Capital in excess of par value, beginning of year as
  previously reported.........................................        2,913.6             2,913.6            2,613.6
Cumulative effect on prior years of retroactive restatement
  for accounting change.......................................          192.2               192.2              192.2
                                                                -----------------  -----------------  -----------------
Capital in excess of par value, beginning of year as restated.        3,105.8             3,105.8            2,805.8
Additional capital in excess of par value.....................            -                   -                300.0
                                                                -----------------  -----------------  -----------------
Capital in excess of par value, end of year...................        3,105.8             3,105.8            3,105.8
                                                                -----------------  -----------------  -----------------

Retained earnings, beginning of year as previously reported...          781.6               484.0              217.6
Cumulative effect on prior years of retroactive restatement
  for accounting change.......................................            6.8                (8.4)              (5.8)
                                                                -----------------  -----------------  -----------------
Retained earnings, beginning of year as restated..............          788.4               475.6              211.8
Net earnings..................................................           10.3               312.8              263.8
                                                                -----------------  -----------------  -----------------
Retained earnings, end of year................................          798.7               788.4              475.6
                                                                -----------------  -----------------  -----------------

Net unrealized investment gains (losses), beginning of year
  as previously reported......................................          338.2              (203.0)             131.9
Cumulative effect on prior years of retroactive restatement
  for accounting change.......................................           58.3               (17.5)              12.7
                                                                -----------------  -----------------  -----------------
Net unrealized investment gains (losses), beginning of
  year as restated............................................          396.5              (220.5)             144.6
Change in unrealized investment (losses) gains................         (206.6)              617.0             (365.1)
                                                                -----------------  -----------------  -----------------
Net unrealized investment gains (losses), end of year.........          189.9               396.5             (220.5)
                                                                -----------------  -----------------  -----------------

Minimum pension liability, beginning of year..................          (35.1)               (2.7)             (15.0)
Change in minimum pension liability...........................           22.2               (32.4)              12.3
                                                                -----------------  -----------------  -----------------
Minimum pension liability, end of year........................          (12.9)              (35.1)              (2.7)
                                                                -----------------  -----------------  -----------------

TOTAL SHAREHOLDER'S EQUITY, END OF YEAR.......................   $    4,084.0       $     4,258.1      $     3,360.7
                                                                =================  =================  =================


                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                                      1996               1995               1994
                                                                -----------------  -----------------  -----------------
                                                                                    (IN MILLIONS)

Net earnings..................................................   $       10.3       $       312.8      $       263.8
Adjustments to reconcile net earnings to net cash
  provided by operating activities:
  Interest credited to policyholders' account balances........        1,270.2             1,248.3            1,201.3
  Universal life and investment-type policy fee income........         (874.0)             (788.2)            (715.0)
  Investment losses (gains)...................................            9.8                (5.3)             (91.8)
  Change in Federal income taxes payable......................         (197.1)              221.6               38.3
  Other, net..................................................          364.4               127.3              (19.4)
                                                                -----------------  -----------------  -----------------

Net cash provided by operating activities.....................          583.6             1,116.5              677.2
                                                                -----------------  -----------------  -----------------

Cash flows from investing activities:
  Maturities and repayments...................................        2,275.1             1,897.4            2,323.8
  Sales.......................................................        8,964.3             8,867.1            5,816.6
  Return of capital from joint ventures and limited
    partnerships..............................................           78.4                65.2               39.0
  Purchases...................................................      (12,559.6)          (11,675.5)          (7,564.7)
  Decrease (increase) in loans to discontinued GIC Segment....        1,017.0             1,226.9              (40.0)
  Other, net..................................................           56.7              (624.7)            (478.1)
                                                                -----------------  -----------------  -----------------

Net cash (used) provided by investing activities..............         (168.1)             (243.6)              96.6
                                                                -----------------  -----------------  -----------------

Cash flows from financing activities:
  Policyholders' account balances:
    Deposits..................................................        1,925.4             2,586.5            2,082.5
    Withdrawals...............................................       (2,385.2)           (2,657.1)          (2,864.4)
  Net decrease in short-term financings.......................            (.3)              (16.4)            (173.0)
  Additions to long-term debt.................................            -                 599.7               51.8
  Repayments of long-term debt................................         (124.8)              (40.7)            (199.8)
  Proceeds from issuance of Alliance units....................            -                   -                100.0
  Payment of obligation to fund accumulated deficit of
    discontinued GIC Segment..................................            -              (1,215.4)               -
  Capital contribution from the Holding Company...............            -                   -                300.0
  Other, net..................................................          (66.5)              (48.4)              26.5
                                                                -----------------  -----------------  -----------------

Net cash (used) by financing activities.......................         (651.4)             (791.8)            (676.4)
                                                                -----------------  -----------------  -----------------

Change in cash and cash equivalents...........................         (235.9)               81.1               97.4
Cash and cash equivalents, beginning of year..................          774.7               693.6              596.2
                                                                -----------------  -----------------  -----------------

Cash and Cash Equivalents, End of Year........................   $      538.8       $       774.7      $       693.6
                                                                =================  =================  =================

Supplemental cash flow information
  Interest Paid...............................................   $      109.9       $        89.6      $        34.9
                                                                =================  =================  =================
  Income Taxes (Refunded) Paid................................   $      (10.0)      $       (82.7)     $        49.2
                                                                =================  =================  =================


                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


 1)     ORGANIZATION

        The Equitable Life Assurance Society of the United States ("Equitable Life") converted to a stock life insurance company on July 22, 1992 and became a wholly owned subsidiary of The Equitable Companies Incorporated (the "Holding Company"). Equitable Life's insurance business is conducted principally by Equitable Life and its wholly owned life insurance subsidiary, Equitable Variable Life Insurance Company ("EVLICO"). Effective January 1, 1997, EVLICO was merged into Equitable Life, which will continue to conduct the Company's insurance business. Equitable Life's investment management business, which comprises the Investment Services segment, is conducted principally by Alliance Capital Management L.P. ("Alliance"), Equitable Real Estate Investment Management, Inc. ("EREIM") and Donaldson, Lufkin & Jenrette, Inc. ("DLJ"), an investment banking and brokerage affiliate. AXA-UAP ("AXA"), a French holding company for an international group of insurance and related financial services companies, is the Holding Company's largest shareholder, owning approximately 60.8% at December 31, 1996 (63.6% assuming conversion of Series E Convertible Preferred Stock held by AXA and 54.4% if all securities convertible into, and options on, common stock were to be converted or exercised).

 2)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Presentation and Principles of Consolidation
        -----------------------------------------------------

        The accompanying consolidated financial statements are prepared in conformity with generally accepted accounting principles ("GAAP").

        The accompanying consolidated financial statements include the accounts of Equitable Life and its wholly owned life insurance subsidiaries (collectively, the "Insurance Group"); non-insurance subsidiaries, principally Alliance, an investment advisory subsidiary, and EREIM, a real estate investment management subsidiary; and those partnerships and joint ventures in which Equitable Life or its subsidiaries has control and a majority economic interest (collectively, including its consolidated subsidiaries, the "Company"). The Company's investment in DLJ is reported on the equity basis of accounting. Closed Block assets and liabilities and results of operations are presented in the consolidated financial statements as single line items (see Note 6). Unless specifically stated, all disclosures contained herein supporting the consolidated financial statements exclude the Closed Block related amounts.

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        All significant intercompany transactions and balances have been eliminated in consolidation other than intercompany transactions and balances with the Closed Block and the discontinued Guaranteed Interest Contract ("GIC") Segment (see Note 7).

        The years "1996," "1995" and "1994" refer to the years ended December 31, 1996, 1995 and 1994, respectively.

        Certain reclassifications have been made in the amounts presented for prior periods to conform these periods with the 1996 presentation.

        Closed Block
        ------------

        As of July 22, 1992, Equitable Life established the Closed Block for the benefit of certain classes of individual participating policies for which Equitable Life had a dividend scale payable in 1991 and which were in force on that date. Assets were allocated to the Closed Block in an amount which, together with anticipated revenues from policies included in the Closed Block, was reasonably expected to be sufficient to support such business, including provision for payment of claims, certain expenses and taxes, and for continuation of dividend scales payable in 1991, assuming the experience underlying such scales continues.

        Assets allocated to the Closed Block inure solely to the benefit of the holders of policies included in the Closed Block and will not revert to the benefit of the Holding Company. The plan of demutualization prohibits the reallocation, transfer, borrowing or lending of assets between the Closed Block and other portions of Equitable Life's General Account, any of its Separate Accounts or to any affiliate of Equitable Life without the approval of the New York Superintendent of Insurance (the "Superintendent"). Closed Block assets and liabilities are carried on the same basis as similar assets and liabilities held in the General Account. The excess of Closed Block liabilities over Closed Block assets represents the expected future post-tax contribution from the Closed Block which would be recognized in income over the period the policies and contracts in the Closed Block remain in force.

        Discontinued Operations
        -----------------------

        In 1991, the Company's management adopted a plan to discontinue the business operations of the GIC Segment, consisting of the Group Non-Participating Wind-Up Annuities ("Wind-Up Annuities") and Guaranteed Interest Contract ("GIC") lines of business. The Company established a pre-tax provision for the estimated future losses of the GIC line of business and a premium deficiency reserve for the Wind-Up Annuities. Subsequent losses incurred have been charged to the two loss provisions. Management reviews the adequacy of the allowance and reserve each quarter. During the fourth quarter 1996 review, management determined it was necessary to increase the allowance for expected future losses of the GIC Segment. Management believes the loss provisions for GIC contracts and Wind-Up Annuities at December 31, 1996 are adequate to provide for all future losses; however, the determination of loss provisions continues to involve numerous estimates and subjective judgments regarding the expected performance of discontinued operations investment assets. There can be no assurance the losses provided for will not differ from the losses ultimately realized (See Note 7).

        Accounting Changes
        ------------------

        In 1996, the Company changed its method of accounting for long-duration participating life insurance contracts, primarily within the Closed Block, in accordance with the provisions prescribed by Statement of
        Financial Accounting Standards ("SFAS") No. 120, "Accounting and Reporting by Mutual Life Insurance Enterprises and by Insurance Enterprises for Certain Long-Duration Participating Contracts". The effect of this change, including the impact on the Closed Block, was to increase earnings from continuing operations before cumulative effect of accounting change by $19.2 million, net of Federal income taxes of $10.3 million for 1996. The financial statements for 1995 and 1994 have been retroactively restated for the change which resulted in an increase (decrease) in earnings before cumulative effect of accounting change of $15.2 million, net of Federal income taxes of $8.2 million, and $(2.6) million, net of Federal income tax benefit of $1.0 million, respectively. Shareholder's equity increased $199.1 million as of January 1, 1994 for the effect of retroactive application of the new method. (See "Deferred Policy Acquisition Costs," "Policyholders' Account Balances and Future Policy Benefits" and Note 6.)

        The Company implemented SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," as of January 1, 1996. The statement requires long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate the carrying value of such assets may not be recoverable. Effective with SFAS No. 121's adoption, impaired real estate is written down to fair value with the impairment loss being included in investment gains (losses), net. Before implementing SFAS No. 121, valuation allowances on real estate held for the production of income were computed using the forecasted cash flows of the respective properties discounted at a rate equal to the Company's cost of funds. The adoption of the statement resulted in the release of valuation allowances of $152.4 million and recognition of impairment losses of $144.0 million on real estate held and used. Real estate which management has committed to disposing of by sale or abandonment is classified as real estate to be disposed of. Valuation allowances on real estate to be disposed of continue to be computed using the lower of estimated fair value or depreciated cost, net of disposition costs. Implementation of the SFAS No. 121 impairment requirements relative to other assets to be disposed of resulted in a charge for the cumulative effect of an accounting change of $23.1 million, net of a Federal income tax benefit of $12.4 million, due to the writedown to fair value of building improvements relating to facilities being vacated beginning in 1996.

        In the  first  quarter  of 1995,  the  Company  adopted  SFAS  No.  114,
        "Accounting by Creditors for Impairment of a Loan". This statement applies to all loans, including loans restructured in a troubled debt restructuring involving a modification of terms. This statement addresses the accounting for impairment of a loan by specifying how allowances for credit losses should be determined. Impaired loans within the scope of this statement are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The Company provides for impairment of loans through an allowance for possible losses. The adoption of this statement did not have a material effect on the level of these allowances or on the Company's consolidated statements of earnings and shareholder's equity.

        Beginning coincident with issuance of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," implementation guidance in November 1995, the Financial Accounting Standards Board ("FASB") permitted companies a one-time opportunity, through December 31, 1995, to reassess the appropriateness of the classification of all securities held at that time. On December 1, 1995, the Company transferred $4,794.9 million of securities classified as held to maturity to the available for sale portfolio. As a result, consolidated shareholder's equity increased by $149.4 million, net of deferred policy acquisition costs ("DAC"), amounts attributable to participating group annuity contracts and deferred Federal income taxes.

        In the fourth quarter of 1994 (effective as of January 1, 1994), the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits," which required employers to recognize the obligation to provide postemployment benefits. Implementation of this statement resulted in a charge for the cumulative effect of accounting change of $27.1 million, net of a Federal income tax benefit of $14.6 million.

        New Accounting Pronouncements
        -----------------------------

        The FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant or, alternatively, to continue to apply the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Companies which elect to continue to apply APB Opinion No. 25 must provide pro forma net income disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company accounts for stock option plans sponsored by the Holding Company, DLJ and Alliance in accordance with the provisions of APB Opinion No. 25 (see Note 21).

        In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". SFAS No. 125 specifies the accounting and reporting requirements for transfers of financial assets, the recognition and measurement of servicing assets and liabilities and extinguishments of liabilities. SFAS No. 125 is effective for transactions occurring after December 31, 1996 and is to be applied prospectively. In December 1996, the FASB issued SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125," which defers for one year the effective date of provisions relating to secured borrowings and collateral and transfers of financial assets that are part of repurchase agreements, dollar-roll, securities lending and similar transactions. Management has not yet determined the effect of implementing SFAS No. 125.

        Valuation of Investments
        ------------------------

        Fixed maturities identified as available for sale are reported at estimated fair value. The amortized cost of fixed maturities is adjusted for impairments in value deemed to be other than temporary.

        Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and valuation allowances. Effective with the adoption of SFAS No. 114 on January 1, 1995, the valuation allowances are based on the present value of expected future cash flows discounted at the loan's original effective interest rate or the collateral value if the loan is collateral dependent. However, if foreclosure is or becomes probable, the measurement method used is collateral value. Prior to the adoption of SFAS No. 114, the valuation allowances were based on losses expected by management to be realized on transfers of mortgage loans to real estate (upon foreclosure or in-substance foreclosure), on the disposition or settlement of mortgage loans and on mortgage loans management believed may not be collectible in full. In establishing valuation allowances, management previously considered, among other things the estimated fair value of the underlying collateral.

        Real estate, including real estate acquired in satisfaction of debt, is stated at depreciated cost less valuation allowances. At the date of foreclosure (including in-substance foreclosure), real estate acquired in satisfaction of debt is valued at estimated fair value. Impaired real estate is written down to fair value with the impairment loss being included in investment gains (losses) net. Valuation allowances on real estate available for sale are computed using the lower of current estimated fair value or depreciated cost, net of disposition costs. Prior to the adoption of SFAS No. 121, valuation allowances on real estate held for the production of income were computed using the forecasted cash flows of the respective properties discounted at a rate equal to the Company's cost of funds.

        Policy loans are stated at unpaid principal balances.

        Partnerships and joint venture interests in which the Company does not have control and a majority economic interest are reported on the equity basis of accounting and are included either with equity real estate or other equity investments, as appropriate.

        Common stocks are carried at estimated fair value and are included in other equity investments.

        Short-term investments are stated at amortized cost which approximates fair value and are included with other invested assets.

        Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

        All securities are recorded in the consolidated financial statements on a trade date basis.

        Investment Results and Unrealized Investment Gains (Losses)
        -----------------------------------------------------------

        Net investment income and realized investment gains and losses (collectively, "investment results") related to certain participating group annuity contracts which are passed through to the contractholders are reflected as interest credited to policyholders' account balances.

        Realized investment gains and losses are determined by specific identification and are presented as a component of revenue. Valuation allowances are netted against the asset categories to which they apply and changes in the valuation allowances are included in investment gains or losses.

        Unrealized investment gains and losses on fixed maturities available for sale and equity securities held by the Company are accounted for as a separate component of shareholder's equity, net of related deferred Federal income taxes, amounts attributable to the discontinued GIC Segment, participating group annuity contracts, and DAC related to universal life and investment-type products and participating traditional life contracts.

        Recognition of Insurance Income and Related Expenses
        ----------------------------------------------------

        Premiums from universal life and investment-type contracts are reported as deposits to policyholders' account balances. Revenues from these contracts consist of amounts assessed during the period against policyholders' account balances for mortality charges, policy administration charges and surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policyholders' account balances.

        Premiums from participating and non-participating traditional life and annuity policies with life contingencies generally are recognized as income when due. Benefits and expenses are matched with such income so as to result in the recognition of profits over the life of the contracts. This match is accomplished by means of the provision for liabilities for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

        For contracts with a single premium or a limited number of premium payments due over a significantly shorter period than the total period over which benefits are provided, premiums are recorded as income when due with any excess profit deferred and recognized in income in a constant relationship to insurance in force or, for annuities, the amount of expected future benefit payments.

        Premiums from individual health contracts are recognized as income over the period to which the premiums relate in proportion to the amount of insurance protection provided.

        Deferred Policy Acquisition Costs
        ---------------------------------

        The costs of acquiring new business, principally commissions, underwriting, agency and policy issue expenses, all of which vary with and are primarily related to the production of new business, are deferred. DAC is subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period.

        For universal life products and investment-type products, DAC is amortized over the expected total life of the contract group (periods ranging from 15 to 35 years and 5 to 17 years, respectively) as a constant percentage of estimated gross profits arising principally from investment results, mortality and expense margins and surrender charges based on historical and anticipated future experience, updated at the end of each accounting period. The effect on the amortization of DAC of revisions to estimated gross profits is reflected in earnings in the period such estimated gross profits are revised. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to unrealized gains (losses) in consolidated shareholder's equity as of the balance sheet date.

        For participating traditional life policies (substantially all of which are in the Closed Block), DAC is amortized over the expected total life of the contract group (40 years) as a constant percentage based on the present value of the estimated gross margin amounts expected to be realized over the life of the contracts using the expected investment yield. At December 31, 1996, the expected investment yield ranged from 7.30% grading to 7.68% over 13 years. Estimated gross margin includes anticipated premiums and investment results less claims and administrative expenses, changes in the net level premium reserve and expected annual policyholder dividends. Deviations of actual results from estimated experience are reflected in earnings in the period such deviations occur. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to unrealized gains (losses) in consolidated shareholder's equity as of the balance sheet date.

        For non-participating traditional life and annuity policies with life contingencies, DAC is amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are estimated at the date of policy issue and are consistently applied during the life of the contracts. Deviations from estimated experience are reflected in earnings in the period such deviations occur. For these contracts, the amortization periods generally are for the total life of the policy.

        For individual health benefit insurance, DAC is amortized over the expected average life of the contracts (10 years for major medical policies and 20 years for disability income ("DI") products) in proportion to anticipated premium revenue at time of issue. In the fourth quarter of 1996, the DAC related to DI contracts issued prior to July 1993 was written off.

        Policyholders' Account Balances and Future Policy Benefits
        ----------------------------------------------------------

        Policyholders' account balances for universal life and investment-type contracts are equal to the policy account values. The policy account values represent an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals.

        For participating traditional life policies, future policy benefit liabilities are calculated using a net level premium method on the basis of actuarial assumptions equal to guaranteed mortality and dividend fund interest rates. The liability for annual dividends represents the accrual of annual dividends earned. Terminal dividends are accrued in proportion to gross margins over the life of the contract.

        For non-participating traditional life insurance policies, future policy benefit liabilities are estimated using a net level premium method on the basis of actuarial assumptions as to mortality, persistency and interest established at policy issue. Assumptions established at policy issue as to mortality and persistency are based on the Insurance Group's experience which, together with interest and expense assumptions, include a margin for adverse deviation. When the liabilities for future policy benefits plus the present value of expected future gross premiums for a product are insufficient to provide for expected future policy benefits and expenses for that product, DAC is written off and thereafter, if required, a premium deficiency reserve is established by a charge to earnings. Benefit liabilities for traditional annuities during the accumulation period are equal to accumulated contractholders' fund balances and after annuitization are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 2.25% to 11.5% for life insurance liabilities and from 2.25% to 13.5% for annuity liabilities.

        During the fourth quarter of 1996, a loss recognition study on participating group annuity contracts and conversion annuities ("Pension Par") was completed which included management's revised estimate of assumptions, including expected mortality and future investment returns. The study's results prompted management to establish a premium deficiency reserve which decreased earnings from continuing operations and net earnings by $47.5 million ($73.0 million pre-tax).

        Individual health benefit liabilities for active lives are estimated using the net level premium method, and assumptions as to future morbidity, withdrawals and interest. Benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest.

        During  the  fourth  quarter  of  1996,  the  Company  completed  a loss recognition study of the DI business which incorporated management's revised estimates of future experience with regard to morbidity, investment returns, claims and administration expenses and other factors. The study indicated DAC was not recoverable and the reserves were not sufficient. Earnings from continuing operations and net earnings decreased by $208.0 million ($320.0 million pre-tax) as a result of strengthening DI reserves by $175.0 million and writing off unamortized DAC of $145.0 million. The determination of DI reserves requires making assumptions and estimates relating to a variety of factors, including morbidity and interest rates, claims experience and lapse rates based on then known facts and circumstances. Such factors as claim incidence and termination rates can be affected by changes in the economic, legal and regulatory environments and work ethic. While management believes its DI reserves have been calculated on a reasonable basis and are adequate, there can be no assurance reserves will be sufficient to provide for future liabilities.

        Claim reserves and associated liabilities for individual disability income and major medical policies were $711.8 million and $639.6 million at December 31, 1996 and 1995, respectively (excluding $175.0 million of reserve strengthening in 1996). Incurred benefits (benefits paid plus changes in claim reserves) and benefits paid for individual DI and major medical policies (excluding $175.0 million of reserve strengthening in 1996) are summarized as follows:

                                                                  1996               1995                1994
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Incurred benefits related to current year..........  $       189.0       $      176.0       $      188.6
        Incurred benefits related to prior years...........           69.1               67.8               28.7
                                                            -----------------   ----------------   -----------------
        Total Incurred Benefits............................  $       258.1       $      243.8       $      217.3
                                                            =================   ================   =================
        Benefits paid related to current year..............  $        32.6       $       37.0       $       43.7
        Benefits paid related to prior years...............          153.3              137.8              132.3
                                                            -----------------   ----------------   -----------------
        Total Benefits Paid................................  $       185.9       $      174.8       $      176.0
                                                            =================   ================   =================

        Policyholders' Dividends
        ------------------------

        The amount of policyholders' dividends to be paid (including those on policies included in the Closed Block) is determined annually by
        Equitable   Life's  Board  of  Directors.   The   aggregate   amount  of
        policyholders' dividends is related to actual interest, mortality, morbidity and expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by Equitable Life.

        Equitable Life is subject to limitations on the amount of statutory profits which can be retained with respect to certain classes of individual participating policies that were in force on July 22, 1992 which are not included in the Closed Block and with respect to participating policies issued subsequent to July 22, 1992. Excess statutory profits, if any, will be distributed over time to such policyholders and will not be available to Equitable Life's shareholder. Earnings in excess of limitations, if any, would be accrued as policyholders' dividends.

        At December 31, 1996, participating policies, including those in the Closed Block, represent approximately 24.2% ($52.3 billion) of directly written life insurance in force, net of amounts ceded.

        Federal Income Taxes
        --------------------

        The Company files a consolidated Federal income tax return with the Holding Company and its non-life insurance subsidiaries. Current Federal income taxes were charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities were recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

        Separate Accounts
        -----------------

        Separate Accounts are established in conformity with the New York State Insurance Law and generally are not chargeable with liabilities that arise from any other business of the Insurance Group. Separate Accounts assets are subject to General Account claims only to the extent the value of such assets exceeds the Separate Accounts liabilities.

        Assets and liabilities of the Separate Accounts, representing net deposits and accumulated net investment earnings less fees, held primarily for the benefit of contractholders, and for which the Insurance Group does not bear the investment risk, are shown as separate captions in the consolidated balance sheets. The Insurance Group bears the investment risk on assets held in one Separate Account, therefore, such assets are carried on the same basis as similar assets held in the General Account portfolio. Assets held in the other Separate Accounts are carried at quoted market values or, where quoted values are not available, at estimated fair values as determined by the Insurance Group.

        The investment results of Separate Accounts on which the Insurance Group does not bear the investment risk are reflected directly in Separate Accounts liabilities. For 1996, 1995 and 1994, investment results of such Separate Accounts were $2,970.6 million, $1,963.2 million and $665.2 million, respectively.

        Deposits to Separate Accounts are reported as increases in Separate Accounts liabilities and are not reported in revenues. Mortality, policy administration and surrender charges on all Separate Accounts are included in revenues.

 3)     INVESTMENTS

        The following tables provide additional information relating to fixed maturities and equity securities:

                                                                        GROSS               GROSS
                                                   AMORTIZED          UNREALIZED         UNREALIZED         ESTIMATED
                                                      COST              GAINS              LOSSES           FAIR VALUE
                                                -----------------  -----------------   ----------------   ---------------
                                                                             (IN MILLIONS)
        DECEMBER 31, 1996
        -----------------
        Fixed Maturities:
          Available for Sale:
            Corporate..........................  $    13,645.2      $       451.5       $      121.0       $   13,975.7
            Mortgage-backed....................        2,015.9               11.2               20.3            2,006.8
            U.S. Treasury securities and
              U.S. government and
              agency securities................        1,539.4               39.2               19.3            1,559.3
            States and political subdivisions..           77.0                4.5                -                 81.5
            Foreign governments................          302.6               18.0                2.2              318.4
            Redeemable preferred stock.........          139.1                3.3                7.1              135.3
                                                -----------------  -----------------   ----------------   ---------------
        Total Available for Sale...............  $    17,719.2      $       527.7       $      169.9       $   18,077.0
                                                =================  =================   ================   ===============
        Equity Securities:
          Common stock.........................  $        98.7      $        49.3       $       17.7       $      130.3
                                                =================  =================   ================   ===============

        December 31, 1995
        -----------------
        Fixed Maturities:
          Available for Sale:
            Corporate..........................  $    10,910.7      $       617.6       $      118.1       $   11,410.2
            Mortgage-backed....................        1,838.0               31.2                1.2            1,868.0
            U.S. Treasury securities and
              U.S. government and
              agency securities................        2,257.0               77.8                4.1            2,330.7
            States and political subdivisions..           45.7                5.2                -                 50.9
            Foreign governments................          124.5               11.0                 .2              135.3
            Redeemable preferred stock.........          108.1                5.3                8.6              104.8
                                                -----------------  -----------------   ----------------   ---------------
        Total Available for Sale...............  $    15,284.0      $       748.1       $      132.2       $   15,899.9
                                                =================  =================   ================   ===============
        Equity Securities:
          Common stock.........................  $        97.3      $        49.1       $       18.0       $      128.4
                                                =================  =================   ================   ===============

        For publicly traded fixed maturities and equity securities, estimated fair value is determined using quoted market prices. For fixed maturities without a readily ascertainable market value, the Company has determined an estimated fair value using a discounted cash flow approach, including provisions for credit risk, generally based upon the assumption such securities will be held to maturity. Estimated fair value for equity securities, substantially all of which do not have a readily ascertainable market value, has been determined by the Company. Such estimated fair values do not necessarily represent the values for which these securities could have been sold at the dates of the consolidated balance sheets. At December 31, 1996 and 1995, securities without a readily ascertainable market value having an amortized cost of $3,915.7 million and $3,748.9 million, respectively, had estimated fair values of $4,024.6 million and $3,981.8 million, respectively.

        The contractual maturity of bonds at December 31, 1996 is shown below:

                                                   AVAILABLE FOR SALE
                                           ------------------------------------
                                              AMORTIZED          ESTIMATED
                                                COST             FAIR VALUE
                                           ----------------   -----------------
                                                      (IN MILLIONS)

        Due in one year or less...........  $      539.6       $      542.5
        Due in years two through five.....       2,776.2            2,804.0
        Due in years six through ten......       6,044.7            6,158.1
        Due after ten years...............       6,203.7            6,430.3
        Mortgage-backed securities........       2,015.9            2,006.8
                                           ----------------   -----------------
        Total.............................  $   17,580.1       $   17,941.7
                                           ================   =================

        Bonds not due at a single maturity date have been included in the above table in the year of final maturity. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

        The Insurance Group's fixed maturity investment portfolio includes corporate high yield securities consisting of public high yield bonds, redeemable preferred stocks and directly negotiated debt in leveraged buyout transactions. The Insurance Group seeks to minimize the higher than normal credit risks associated with such securities by monitoring the total investments in any single issuer or total investment in a particular industry group. Certain of these corporate high yield securities are classified as other than investment grade by the various rating agencies, i.e., a rating below Baa or National Association of Insurance Commissioners ("NAIC") designation of 3 (medium grade), 4 or 5 (below investment grade) or 6 (in or near default). At December 31, 1996, approximately 14.20% of the $17,563.7 million aggregate amortized cost of bonds held by the Insurance Group were considered to be other than investment grade.

        In addition to its holdings of corporate high yield securities, the Insurance Group is an equity investor in limited partnership interests which primarily invest in securities considered to be other than investment grade.

        The Company has restructured or modified the terms of certain fixed maturity investments. The fixed maturity portfolio includes amortized costs of $5.5 million and $15.9 million at December 31, 1996 and 1995, respectively, of such restructured securities. These amounts include fixed maturities which are in default as to principal and/or interest payments, are to be restructured pursuant to commenced negotiations or where the borrowers went into bankruptcy subsequent to acquisition (collectively, "problem fixed maturities") of $2.2 million and $1.6 million as of December 31, 1996 and 1995, respectively. Gross interest income that would have been recorded in accordance with the original terms of restructured fixed maturities amounted to $1.4 million, $3.0 million and $7.5 million in 1996, 1995 and 1994, respectively. Gross interest income on these fixed maturities included in net investment income aggregated $1.3 million, $2.9 million and $6.8 million in 1996, 1995 and 1994, respectively.

        Investment valuation allowances and changes thereto are shown below:

                                                                  1996               1995                1994
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Balances, beginning of year........................  $       325.3       $      284.9       $      355.6
        SFAS No. 121 release...............................         (152.4)               -                  -
        Additions charged to income........................          125.0              136.0               51.0
        Deductions for writedowns and
          asset dispositions...............................         (160.8)             (95.6)            (121.7)
                                                            -----------------   ----------------   -----------------
        Balances, End of Year..............................  $       137.1       $      325.3       $      284.9
                                                            =================   ================   =================
        Balances, end of year comprise:
          Mortgage loans on real estate....................  $        50.4       $       65.5       $       64.2
          Equity real estate...............................           86.7              259.8              220.7
                                                            -----------------   ----------------   -----------------
        Total..............................................  $       137.1       $      325.3       $      284.9
                                                            =================   ================   =================

        At December 31, 1996, the carrying values of investments held for the production of income which were non-income producing for the twelve months preceding the consolidated balance sheet date were $25.0 million of fixed maturities and $2.6 million of mortgage loans on real estate.

        At December 31, 1996 and 1995, mortgage loans on real estate with scheduled payments 60 days (90 days for agricultural mortgages) or more past due or in foreclosure (collectively, "problem mortgage loans on real estate") had an amortized cost of $12.4 million (0.4% of total mortgage loans on real estate) and $87.7 million (2.4% of total mortgage loans on real estate), respectively.

        The payment terms of mortgage loans on real estate may from time to time be restructured or modified. The investment in restructured mortgage loans on real estate, based on amortized cost, amounted to $388.3 million and $531.5 million at December 31, 1996 and 1995, respectively. These amounts include $1.0 million and $3.8 million of problem mortgage loans on real estate at December 31, 1996 and 1995, respectively. Gross interest income on restructured mortgage loans on real estate that would have been recorded in accordance with the original terms of such loans amounted to $35.5 million, $52.1 million and $44.9 million in 1996, 1995 and 1994, respectively. Gross interest income on these loans included in net investment income aggregated $28.2 million, $37.4 million and $32.8 million in 1996, 1995 and 1994, respectively.

        Impaired mortgage loans (as defined under SFAS No. 114) along with the related provision for losses were as follows:

                                                                                         DECEMBER 31,
                                                                            ----------------------------------------
                                                                                   1996                 1995
                                                                            -------------------  -------------------
                                                                                         (IN MILLIONS)

        Impaired mortgage loans with provision for losses..................  $        340.0       $        310.1
        Impaired mortgage loans with no provision for losses...............           122.3                160.8
                                                                            -------------------  -------------------
        Recorded investment in impaired mortgage loans.....................           462.3                470.9
        Provision for losses...............................................            46.4                 62.7
                                                                            -------------------  -------------------
        Net Impaired Mortgage Loans........................................  $        415.9       $        408.2
                                                                            ===================  ===================

        Impaired mortgage loans with no provision for losses are loans where the fair value of the collateral or the net present value of the expected future cash flows related to the loan equals or exceeds the recorded investment. Interest income earned on loans where the collateral value is used to measure impairment is recorded on a cash basis. Interest income on loans where the present value method is used to measure impairment is accrued on the net carrying value amount of the loan at the interest rate used to discount the cash flows. Changes in the present value attributable to changes in the amount or timing of expected cash flows are reported as investment gains or losses.

        During 1996 and 1995, respectively, the Company's average recorded investment in impaired mortgage loans was $552.1 million and $429.0 million. Interest income recognized on these impaired mortgage loans totaled $38.8 million and $27.9 million for 1996 and 1995, respectively, including $17.9 million and $13.4 million recognized on a cash basis.

        The Insurance Group's investment in equity real estate is through direct ownership and through investments in real estate joint ventures. At December 31, 1996 and 1995, the carrying value of equity real estate available for sale amounted to $345.6 million and $255.5 million, respectively. For 1996, 1995 and 1994, respectively, real estate of $58.7 million, $35.3 million and $189.8 million was acquired in satisfaction of debt. At December 31, 1996 and 1995, the Company owned $771.7 million and $862.7 million, respectively, of real estate acquired in satisfaction of debt.

        Depreciation of real estate is computed using the straight-line method over the estimated useful lives of the properties, which generally range from 40 to 50 years. Accumulated depreciation on real estate was $587.5 million and $662.4 million at December 31, 1996 and 1995, respectively. Depreciation expense on real estate totaled $91.8 million, $121.7 million and $117.0 million for 1996, 1995 and 1994, respectively. As a result of the implementation of SFAS No. 121, during 1996 no depreciation expense has been recorded on real estate available for sale.

 4)     JOINT VENTURES AND PARTNERSHIPS

        Summarized combined financial information of real estate joint ventures (34 and 38 individual ventures as of December 31, 1996 and 1995, respectively) and of limited partnership interests accounted for under the equity method, in which the Company has an investment of $10.0 million or greater and an equity interest of 10% or greater is as follows:

                                                                                           DECEMBER 31,
                                                                                ------------------------------------
                                                                                     1996                1995
                                                                                ----------------   -----------------
                                                                                           (IN MILLIONS)
        FINANCIAL POSITION
        Investments in real estate, at depreciated cost........................  $    1,883.7       $    2,684.1
        Investments in securities, generally at estimated fair value...........       2,430.6            2,459.8
        Cash and cash equivalents..............................................          98.0              489.1
        Other assets...........................................................         427.0              270.8
                                                                                ----------------   -----------------
        Total assets...........................................................       4,839.3            5,903.8
                                                                                ----------------   -----------------
        Borrowed funds - third party...........................................       1,574.3            1,782.3
        Borrowed funds - the Company...........................................         137.9              220.5
        Other liabilities......................................................         415.8              593.9
                                                                                ----------------   -----------------
        Total liabilities......................................................       2,128.0            2,596.7
                                                                                ----------------   -----------------

        Partners' Capital......................................................  $    2,711.3       $    3,307.1
                                                                                ================   =================

        Equity in partners' capital included above.............................  $      806.8       $      902.2
        Equity in limited partnership interests not included above.............         201.8              212.8
        Other..................................................................           9.8                8.9
                                                                                ----------------   -----------------
        Carrying Value.........................................................  $    1,018.4       $    1,123.9
                                                                                ================   =================

                                                                  1996               1995                1994
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        STATEMENTS OF EARNINGS
        Revenues of real estate joint ventures.............  $       348.9       $      463.5       $      537.7
        Revenues of other limited partnership interests....          386.1              242.3              103.4
        Interest expense - third party.....................         (111.0)            (135.3)            (114.9)
        Interest expense - the Company.....................          (30.0)             (41.0)             (36.9)
        Other expenses.....................................         (282.5)            (397.7)            (430.9)
                                                            -----------------   ----------------   -----------------
        Net Earnings.......................................  $       311.5       $      131.8       $       58.4
                                                            =================   ================   =================
        Equity in net earnings included above..............  $        73.9       $       49.1       $       18.9
        Equity in net earnings of limited partnerships
          interests not included above.....................           35.8               44.8               25.3
        Other..............................................             .9                1.0                1.8
                                                            -----------------   ----------------   -----------------
        Total Equity in Net Earnings.......................  $       110.6       $       94.9       $       46.0
                                                            =================   ================   =================

 5)     NET INVESTMENT INCOME AND INVESTMENT GAINS (LOSSES)

        The sources of net investment income are summarized as follows:

                                                   1996               1995                1994
                                             -----------------   ----------------   -----------------
                                                                  (IN MILLIONS)

        Fixed maturities....................  $     1,307.4       $    1,151.1       $    1,036.5
        Mortgage loans on real estate.......          303.0              329.0              385.7
        Equity real estate..................          442.4              560.4              561.8
        Other equity investments............           94.3               76.9               36.1
        Policy loans........................          160.3              144.4              122.7
        Other investment income.............          217.4              273.0              322.4
                                             -----------------   ----------------   -----------------

          Gross investment income...........        2,524.8            2,534.8            2,465.2
                                             -----------------   ----------------   -----------------

          Investment expenses...............          348.9              446.6              466.6
                                             -----------------   ----------------   -----------------

        Net Investment Income...............  $     2,175.9       $    2,088.2       $    1,998.6
                                             =================   ================   =================

        Investment gains (losses), net, including changes in the valuation allowances, are summarized as follows:

                                                                  1996               1995                1994
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Fixed maturities...................................  $        60.5       $      119.9       $      (14.3)
        Mortgage loans on real estate......................          (27.3)             (40.2)             (43.1)
        Equity real estate.................................          (79.7)             (86.6)              20.6
        Other equity investments...........................           18.9               12.8               75.9
        Issuance and sales of Alliance Units...............           20.6                -                 52.4
        Other..............................................           (2.8)               (.6)                .3
                                                            -----------------   ----------------   -----------------
        Investment (Losses) Gains, Net.....................  $        (9.8)      $        5.3       $       91.8
                                                            =================   ================   =================

        Writedowns of fixed maturities amounted to $29.9 million, $46.7 million and $30.8 million for 1996, 1995 and 1994, respectively, and writedowns of equity real estate subsequent to the adoption of SFAS No. 121 amounted to $23.7 million for the year ended December 31, 1996.

        For 1996, 1995 and 1994, respectively, proceeds received on sales of fixed maturities classified as available for sale amounted to $8,353.5 million, $8,206.0 million and $5,253.9 million. Gross gains of $154.2 million, $211.4 million and $65.2 million and gross losses of $92.7 million, $64.2 million and $50.8 million, respectively, were realized on these sales. The change in unrealized investment (losses) gains related to fixed maturities classified as available for sale for 1996, 1995 and 1994 amounted to $(258.0) million, $1,077.2 million and $(742.2)
        million, respectively.

        During each of 1995 and 1994, one security classified as held to maturity was sold. During the eleven months ended November 30, 1995 and the year ended December 31, 1994, respectively, twelve and six securities so classified were transferred to the available for sale portfolio. All actions were taken as a result of a significant deterioration in creditworthiness. The aggregate amortized costs of the securities sold were $1.0 million and $19.9 million with a related investment gain of $-0- million and $.8 million recognized in 1995 and 1994, respectively; the aggregate amortized cost of the securities transferred was $116.0 million and $42.8 million with gross unrealized investment losses of $3.2 million and $3.1 million charged to consolidated shareholder's equity for the eleven months ended November 30, 1995 and the year ended December 31,

        1994, respectively. On December 1, 1995, the Company transferred $4,794.9 million of securities classified as held to maturity to the available for sale portfolio. As a result, unrealized gains on fixed maturities increased $395.6 million, offset by DAC of $126.5 million, amounts attributable to participating group annuity contracts of $39.2 million and deferred Federal income taxes of $80.5 million.

        For 1996, 1995 and 1994, investment results passed through to certain participating group annuity contracts as interest credited to policyholders' account balances amounted to $136.7 million, $131.2 million and $175.8 million, respectively.

        In 1996, Alliance acquired the business of Cursitor-Eaton Asset Management Company and Cursitor Holdings Limited (collectively, "Cursitor") for approximately $159.0 million. The purchase price consisted of $94.3 million in cash, 1.8 million of Alliance's publicly traded units ("Alliance Units"), 6% notes aggregating $21.5 million payable ratably over four years, and substantial additional consideration which will be determined at a later date. The excess of the purchase price, including acquisition costs and minority interest, over the fair value of Cursitor's net assets acquired resulted in the recognition of intangible assets consisting of costs assigned to contracts acquired and goodwill of approximately $122.8 million and $38.3 million, respectively, which are being amortized over the estimated useful lives of 20 years. The Company recognized an investment gain of $20.6 million as a result of the issuance of Alliance Units in this transaction. At December 31, 1996, the Company's ownership of Alliance Units was approximately 57.3%.

        In 1994, Alliance sold 4.96 million newly issued Alliance Units to third parties at prevailing market prices. The Company continues to hold its 1% general partnership interest in Alliance. The Company recognized an investment gain of $52.4 million as a result of these transactions.

        Net unrealized investment gains (losses), included in the consolidated balance sheets as a component of equity and the changes for the corresponding years, are summarized as follows:

                                                                  1996               1995                1994
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)

        Balance, beginning of year as restated.............  $       396.5       $     (220.5)      $      144.6
        Changes in unrealized investment (losses) gains....         (297.6)           1,198.9             (856.7)
        Changes in unrealized investment losses
          (gains) attributable to:
            Participating group annuity contracts..........            -                (78.1)              40.8
            DAC............................................           42.3             (216.8)             273.6
            Deferred Federal income taxes..................           48.7             (287.0)             177.2
                                                            -----------------   ----------------   -----------------
        Balance, End of Year...............................  $       189.9       $      396.5       $     (220.5)
                                                            =================   ================   =================
        Balance, end of year comprises:
          Unrealized investment gains (losses) on:
            Fixed maturities...............................  $       357.8       $      615.9       $     (461.3)
            Other equity investments.......................           31.6               31.1                7.7
            Other, principally Closed Block................           53.1               93.1               (5.1)
                                                            -----------------   ----------------   -----------------
              Total........................................          442.5              740.1             (458.7)
          Amounts of unrealized investment (gains)
            losses attributable to:
              Participating group annuity contracts........          (72.2)             (72.2)               5.9
              DAC..........................................          (52.0)             (94.3)             122.4
              Deferred Federal income taxes................         (128.4)            (177.1)             109.9
                                                            -----------------   ----------------   -----------------
        Total..............................................  $       189.9       $      396.5       $     (220.5)
                                                            =================   ================   =================

 6)     CLOSED BLOCK

        Summarized financial information of the Closed Block follows:

                                                                                     DECEMBER 31,
                                                                         --------------------------------------
                                                                               1996                 1995
                                                                         -----------------    -----------------
                                                                                     (IN MILLIONS)
        Assets
        Fixed Maturities:
          Available for sale, at estimated fair value (amortized cost,
            $3,820.7 and $3,662.8)......................................  $    3,889.5         $    3,896.2
        Mortgage loans on real estate...................................       1,380.7              1,368.8
        Policy loans....................................................       1,765.9              1,797.2
        Cash and other invested assets..................................         336.1                440.9
        DAC.............................................................         876.5                792.6
        Other assets....................................................         246.3                286.4
                                                                         -----------------    -----------------
        Total Assets....................................................  $    8,495.0         $    8,582.1
                                                                         =================    =================

        Liabilities
        Future policy benefits and policyholders' account balances......  $    8,999.7         $    8,923.5
        Other liabilities...............................................          91.6                297.9
                                                                         -----------------    -----------------
        Total Liabilities...............................................  $    9,091.3         $    9,221.4
                                                                         =================    =================

                                                                  1996               1995                1994
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Revenues
        Premiums and other revenue.........................  $       724.8       $      753.4       $      798.1
        Investment income (net of investment
          expenses of $27.3, $26.7 and $19.0)..............          546.6              538.9              523.0
        Investment losses, net.............................           (5.5)             (20.2)             (24.0)
                                                            -----------------   ----------------   -----------------
              Total revenues...............................        1,265.9            1,272.1            1,297.1
                                                            -----------------   ----------------   -----------------
        Benefits and Other Deductions
        Policyholders' benefits and dividends..............        1,106.3            1,077.6            1,121.6
        Other operating costs and expenses.................           34.6               51.3               38.5
                                                            -----------------   ----------------   -----------------
              Total benefits and other deductions..........        1,140.9            1,128.9            1,160.1
                                                            -----------------   ----------------   -----------------
        Contribution from the Closed Block.................  $       125.0       $      143.2       $      137.0
                                                            =================   ================   =================

        In the fourth quarter of 1996, the Company adopted SFAS No. 120, which prescribes the accounting for individual participating life insurance contracts, most of which are included in the Closed Block. The implementation of SFAS No. 120 resulted in an increase (decrease) in the contribution from the Closed Block of $27.5 million, $18.8 million and $(14.0) million in 1996, 1995 and 1994, respectively.

        The fixed maturity portfolio, based on amortized cost, includes $.4 million and $4.3 million at December 31, 1996 and 1995, respectively, of restructured securities which includes problem fixed maturities of $.3 million and $1.9 million, respectively.

        During the eleven months ended November 30, 1995, one security classified as held to maturity was sold and ten securities classified as held to maturity were transferred to the available for sale portfolio. All actions resulted from significant deterioration in creditworthiness. The amortized cost of the security sold was $4.2 million. The aggregate amortized cost of the securities transferred was $81.3 million with gross unrealized investment losses of $.1 million transferred to equity. At December 1, 1995, $1,750.7 million of securities classified as held to maturity were transferred to the available for sale portfolio. As a result, unrealized gains of $88.5 million on fixed maturities were recognized, offset by DAC amortization of $52.6 million.

        At December 31, 1996 and 1995, problem mortgage loans on real estate had an amortized cost of $4.3 million and $36.5 million, respectively, and mortgage loans on real estate for which the payment terms have been restructured had an amortized cost of $114.2 million and $137.7 million, respectively. At December 31, 1996 and 1995, the restructured mortgage loans on real estate amount included $.7 million and $8.8 million, respectively, of problem mortgage loans on real estate.

        Impaired mortgage loans (as defined under SFAS No. 114) along with the related provision for losses were as follows:

                                                                              DECEMBER 31,
                                                                   ------------------------------------
                                                                        1996                1995
                                                                   ----------------   -----------------
                                                                              (IN MILLIONS)

        Impaired mortgage loans with provision for losses.........  $       128.1      $       106.8
        Impaired mortgage loans with no provision for losses......             .6               10.1
                                                                   ----------------   -----------------
        Recorded investment in impaired mortgages.................          128.7              116.9
        Provision for losses......................................           12.9               17.9
                                                                   ----------------   -----------------
        Net Impaired Mortgage Loans...............................  $       115.8      $        99.0
                                                                   ================   =================

        During 1996 and 1995, respectively, the Closed Block's average recorded investment in impaired mortgage loans was $153.8 million and $146.9 million, respectively. Interest income recognized on these impaired mortgage loans totaled $10.9 million and $5.9 million for 1996 and 1995, respectively, including $4.7 million and $1.3 million recognized on a cash basis.

        Valuation allowances amounted to $13.8 million and $18.4 million on mortgage loans on real estate and $3.7 million and $4.3 million on equity real estate at December 31, 1996 and 1995, respectively. Writedowns of fixed maturities amounted to $12.8 million, $16.8 million and $15.9 million for 1996, 1995 and 1994, respectively. As of January 1, 1996, the adoption of SFAS No. 121 resulted in the recognition of impairment losses of $5.6 million on real estate held and used.

        Many expenses related to Closed Block operations are charged to operations outside of the Closed Block; accordingly, the contribution from the Closed Block does not represent the actual profitability of the Closed Block operations. Operating costs and expenses outside of the Closed Block are, therefore, disproportionate to the business outside of the Closed Block.

 7)     DISCONTINUED OPERATIONS

        Summarized financial information of the GIC Segment follows:

                                                             DECEMBER 31,
                                                 --------------------------------------
                                                       1996                 1995
                                                 -----------------    -----------------
                                                             (IN MILLIONS)
        Assets
        Mortgage loans on real estate...........  $    1,111.1         $    1,485.8
        Equity real estate......................         925.6              1,122.1
        Other invested assets...................         474.0                665.2
        Other assets............................         226.1                579.3
                                                 -----------------    -----------------
        Total Assets............................  $    2,736.8         $    3,852.4
                                                 =================    =================

        Liabilities
        Policyholders' liabilities..............  $    1,335.9         $    1,399.8
        Allowance for future losses.............         262.0                164.2
        Amounts due to continuing operations....         996.2              2,097.1
        Other liabilities.......................         142.7                191.3
                                                 -----------------    -----------------
        Total Liabilities.......................  $    2,736.8         $    3,852.4
                                                 =================    =================

                                                                  1996               1995                1994
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Revenues
        Investment income (net of investment expenses
          of $127.5, $153.1 and $183.3)....................  $       245.4       $      323.6       $      394.3
        Investment (losses) gains, net.....................          (18.9)             (22.9)              26.8
        Policy fees, premiums and other income.............             .2                 .7                 .4
                                                            -----------------   ----------------   -----------------
        Total revenues.....................................          226.7              301.4              421.5
        Benefits and other deductions......................          250.4              326.5              443.2
        Losses charged to allowance for future losses......          (23.7)             (25.1)             (21.7)
                                                            -----------------   ----------------   -----------------
        Pre-tax loss from operations.......................            -                  -                  -
        Pre-tax loss from strengthening of the
          allowance for future losses......................         (129.0)               -                  -
        Federal income tax benefit.........................           45.2                -                  -
                                                            -----------------   ----------------   -----------------
        Loss from Discontinued Operations..................  $       (83.8)      $        -         $        -
                                                            =================   ================   =================

        In  1991,   management  adopted  a  plan  to  discontinue  the  business operations of the GIC Segment consisting of group non-participating Wind-Up Annuities and the GIC lines of business. The loss allowance and premium deficiency reserve of $569.6 million provided for in 1991 were based on management's best judgment at that time.

        The Company's quarterly process for evaluating the loss provisions applies the current period's results of the discontinued operations against the allowance, re-estimates future losses, and adjusts the provisions, if appropriate. Additionally, as part of the Company's annual planning process which takes place in the fourth quarter of each year, investment and benefit cash flow projections are prepared. These updated assumptions and estimates resulted in the need to strengthen the loss provisions by $129.0 million, resulting in a post-tax charge of $83.8 million to discontinued operations' results in the fourth quarter of 1996.

        Management believes the loss provisions for Wind-Up Annuities and GIC contracts at December 31, 1996 are adequate to provide for all future losses; however, the determination of loss provisions continues to involve numerous estimates and subjective judgments regarding the expected performance of discontinued operations investment assets. There can be no assurance the losses provided for will not differ from the losses ultimately realized. To the extent actual results or future projections of the discontinued operations differ from management's current best estimates and assumptions underlying the loss provisions, the difference would be reflected in the consolidated statements of earnings in discontinued operations. In particular, to the extent income, sales proceeds and holding periods for equity real estate differ from management's previous assumptions, periodic adjustments to the loss provisions are likely to result.

        In January 1995, continuing operations transferred $1,215.4 million in cash to the GIC Segment in settlement of its obligation to provide assets to fund the accumulated deficit of the GIC Segment. Subsequently, the GIC Segment remitted $1,155.4 million in cash to continuing operations in partial repayment of borrowings by the GIC Segment. No gains or losses were recognized on these transactions. Amounts due to continuing operations at December 31, 1996, consisted of $1,080.0 million borrowed by the discontinued GIC Segment offset by $83.8 million representing an obligation of continuing operations to provide assets to fund the accumulated deficit of the GIC Segment.

        Investment income included $88.2 million of interest income for 1994 on amounts due from continuing operations. Benefits and other deductions include $114.3 million, $154.6 million and $219.7 million of interest expense related to amounts borrowed from continuing operations in 1996, 1995 and 1994, respectively.

        Valuation allowances amounted to $9.0 million and $19.2 million on mortgage loans on real estate and $20.4 million and $77.9 million on equity real estate at December 31, 1996 and 1995, respectively. As of January 1, 1996, the adoption of SFAS No. 121 resulted in a release of existing valuation allowances of $71.9 million on equity real estate and recognition of impairment losses of $69.8 million on real estate held and used. Writedowns of fixed maturities amounted to $1.6 million, $8.1 million and $17.8 million for 1996, 1995 and 1994, respectively and writedowns of equity real estate subsequent to the adoption of SFAS No. 121 amounted to $12.3 million for 1996.

        The fixed maturity portfolio, based on amortized cost, includes $6.2 million and $15.1 million at December 31, 1996 and 1995, respectively, of restructured securities. These amounts include problem fixed maturities of $.5 million and $6.1 million at December 31, 1996 and 1995, respectively.

        At December 31, 1996 and 1995, problem mortgage loans on real estate had amortized costs of $7.9 million and $35.4 million, respectively, and mortgage loans on real estate for which the payment terms have been restructured had amortized costs of $208.1 million and $289.3 million, respectively.

        Impaired mortgage loans (as defined under SFAS No. 114) along with the related provision for losses were as follows:

                                                                            DECEMBER 31,
                                                                 ------------------------------------
                                                                      1996                1995
                                                                 ----------------   -----------------
                                                                            (IN MILLIONS)
        Impaired mortgage loans with provision for losses.......  $        83.5      $       105.1
        Impaired mortgage loans with no provision for losses....           15.0               18.2
                                                                 ----------------   -----------------
        Recorded investment in impaired mortgages...............           98.5              123.3
        Provision for losses....................................            8.8               17.7
                                                                 ----------------   -----------------
        Net Impaired Mortgage Loans.............................  $        89.7      $       105.6
                                                                 ================   =================

        During 1996 and 1995, the GIC Segment's average recorded investment in impaired mortgage loans was $134.8 million and $177.4 million, respectively. Interest income recognized on these impaired mortgage loans totaled $10.1 million and $4.5 million for 1996 and 1995, respectively, including $7.5 million and $.4 million recognized on a cash basis.

        At December 31, 1996 and 1995, the GIC Segment had $263.0 million and $310.9 million, respectively, of real estate acquired in satisfaction of debt.

8)      SHORT-TERM AND LONG-TERM DEBT

        Short-term and long-term debt consists of the following:

                                                                        DECEMBER 31,
                                                            --------------------------------------
                                                                  1996                 1995
                                                            -----------------    -----------------
                                                                        (IN MILLIONS)

        Short-term debt....................................  $      174.1         $        -
                                                            -----------------    -----------------
        Long-term debt:
        Equitable Life:
          6.95% surplus notes scheduled to mature 2005.....         399.4                399.3
          7.70% surplus notes scheduled to mature 2015.....         199.6                199.6
          Eurodollar notes, 10.5% due 1997.................           -                   76.2
          Zero coupon note, 11.25% due 1997................           -                  120.1
          Other............................................            .5                 16.3
                                                            -----------------    -----------------
              Total Equitable Life.........................         599.5                811.5
                                                            -----------------    -----------------
        Wholly Owned and Joint Venture Real Estate:
          Mortgage notes, 4.92% - 12.50% due through 2006..         968.6              1,084.4
                                                            -----------------    -----------------
        Alliance:
          Other............................................          24.7                  3.4
                                                            -----------------    -----------------
        Total long-term debt...............................       1,592.8              1,899.3
                                                            -----------------    -----------------
        Total Short-term and Long-term Debt................  $    1,766.9         $    1,899.3
                                                            =================    =================

        Short-term Debt
        ---------------

        Equitable Life has a $350.0 million bank credit facility available to fund short-term working capital needs and to facilitate the securities settlement process. The credit facility consists of two types of borrowing options with varying interest rates. The interest rates are based on external indices dependent on the type of borrowing and at December 31, 1996 range from 5.73% (the London Interbank Offering Rate ("LIBOR") plus 22.5 basis points) to 8.25% (the prime rate). There were no borrowings outstanding under this bank credit facility at December 31, 1996.

        Equitable Life has a commercial paper program with an issue limit of $500.0 million. This program is available for general corporate purposes used to support Equitable Life's liquidity needs and is supported by Equitable Life's existing $350.0 million five-year bank credit facility. There were no borrowings outstanding under this program at December 31, 1996.

        In February 1996, Alliance entered into a new $250.0 million five-year revolving credit facility with a group of banks which replaced its
        $100.0  million   revolving  credit  facility  and  its  $100.0  million
        commercial paper back-up revolving credit facility. Under the new revolving credit facility, the interest rate, at the option of Alliance, is a floating rate generally based upon a defined prime rate, a rate related to the LIBOR or the Federal Funds rate. A facility fee is payable on the total facility. The revolving credit facility will be used to provide back-up liquidity for commercial paper to be used under Alliance's $100.0 million commercial paper program, to fund commission payments to financial intermediaries for the sale of Class B and C shares under Alliance's mutual fund distribution system, and for general working capital purposes. As of December 31, 1996, Alliance had not issued any commercial paper under its $100.0 million commercial paper program and there were no borrowings outstanding under Alliance's revolving credit facility.

        At December 31, 1996, long-term debt expected to mature in 1997 totaling $174.1 million was reclassified as short-term debt.

        Long-term Debt
        --------------

        Several of the long-term debt agreements have restrictive covenants related to the total amount of debt, net tangible assets and other matters. The Company is in compliance with all debt covenants.

        On December 18, 1995, Equitable Life issued, in accordance with Section 1307 of the New York Insurance Law, $400.0 million of surplus notes having an interest rate of 6.95% scheduled to mature in 2005 and $200.0 million of surplus notes having an interest rate of 7.70% scheduled to mature in 2015 (together, the "Surplus Notes"). Proceeds from the issuance of the Surplus Notes were $596.6 million, net of related issuance costs. The unamortized discount on the Surplus Notes was $1.0 million at December 31, 1996. Payments of interest on or principal of the Surplus Notes are subject to prior approval by the Superintendent.

        The Company has pledged real estate, mortgage loans, cash and securities amounting to $1,406.4 million and $1,629.7 million at December 31, 1996 and 1995, respectively, as collateral for certain long-term debt.

        At December 31, 1996, aggregate maturities of the long-term debt based on required principal payments at maturity for 1997 and the succeeding four years are $494.9 million, $316.7 million, $19.7 million, $5.4 million, $0 million, respectively, and $946.7 million thereafter.

 9)     FEDERAL INCOME TAXES

        A  summary  of  the  Federal   income  tax  expense   (benefit)  in  the
        consolidated statements of earnings is shown below:

                                                       1996               1995                1994
                                                 -----------------   ----------------   -----------------
                                                                      (IN MILLIONS)
        Federal income tax expense (benefit):
          Current...............................  $        97.9       $      (11.7)      $        4.0
          Deferred..............................          (88.2)             132.2               96.2
                                                 -----------------   ----------------   -----------------
        Total...................................  $         9.7       $      120.5       $      100.2
                                                 =================   ================   =================

        The Federal income taxes attributable to consolidated operations are different from the amounts determined by multiplying the earnings before Federal income taxes and minority interest by the expected Federal income tax rate of 35%. The sources of the difference and the tax effects of each are as follows:

                                                       1996               1995                1994
                                                 -----------------   ----------------   -----------------
                                                                      (IN MILLIONS)
        Expected Federal income tax expense.....  $        73.0       $      173.7       $      154.5
        Non-taxable minority interest...........          (28.6)             (22.0)             (17.6)
        Differential earnings amount............            -                  -                (16.8)
        Adjustment of tax audit reserves........            6.9                4.1               (4.6)
        Equity in unconsolidated subsidiaries...          (32.3)             (19.4)             (12.5)
        Other...................................           (9.3)             (15.9)              (2.8)
                                                 -----------------   ----------------   -----------------
        Federal Income Tax Expense..............  $         9.7       $      120.5       $      100.2
                                                 =================   ================   =================

        Prior to the date of demutualization, Equitable Life reduced its deduction for policyholder dividends by the differential earnings amount. This amount was computed, for each tax year, by multiplying Equitable Life's average equity base, as determined for tax purposes, by an estimate of the excess of an imputed earnings rate for stock life insurance companies over the average mutual life insurance companies' earnings rate. The differential earnings amount for each tax year was subsequently recomputed when actual earnings rates were published by the Internal Revenue Service. As a stock life insurance company, Equitable Life no longer is required to reduce its policyholder dividend deduction by the differential earnings amount, but differential earnings amounts for pre-demutualization years were still being recomputed in 1994.

        The components of the net deferred Federal income tax account are as follows:

                                                       DECEMBER 31, 1996                  December 31, 1995
                                                ---------------------------------  ---------------------------------
                                                    ASSETS         LIABILITIES         Assets         Liabilities
                                                ---------------  ----------------  ---------------   ---------------
                                                                           (IN MILLIONS)
        DAC, reserves and reinsurance..........  $       -        $      166.0      $        -        $     304.4
        Investments............................          -               328.6               -              326.9
        Compensation and related benefits......        259.2               -               293.0              -
        Other..................................          -                 1.8               -               32.3
                                                ---------------  ----------------  ---------------   ---------------
        Total..................................  $     259.2      $      496.4      $      293.0      $     663.6
                                                ===============  ================  ===============   ===============

        The deferred Federal income taxes impacting operations reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of these temporary differences and the tax effects of each are as follows:

                                                     1996               1995                1994
                                               -----------------   ----------------   -----------------
                                                                    (IN MILLIONS)
        DAC, reserves and reinsurance.........  $      (156.2)      $       63.3       $       12.0
        Investments...........................           78.6               13.0               89.3
        Compensation and related benefits.....           22.3               30.8               10.0
        Other.................................          (32.9)              25.1              (15.1)
                                               -----------------   ----------------   -----------------
        Deferred Federal Income Tax
          (Benefit) Expense...................  $       (88.2)      $      132.2       $       96.2
                                               =================   ================   =================

        The Internal Revenue Service is in the process of examining the Holding Company's consolidated Federal income tax returns for the years 1989 through 1991. Management believes these audits will have no material adverse effect on the Company's results of operations.

10)     REINSURANCE AGREEMENTS

        The Insurance Group assumes and cedes reinsurance with other insurance companies. The Insurance Group evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. The effect of reinsurance (excluding group life and health) is summarized as follows:

                                                                  1996               1995                1994
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Direct premiums....................................  $       461.4       $      474.2       $      476.7
        Reinsurance assumed................................          177.5              171.3              180.5
        Reinsurance ceded..................................          (41.3)             (38.7)             (31.6)
                                                            -----------------   ----------------   -----------------
        Premiums...........................................  $       597.6       $      606.8       $      625.6
                                                            =================   ================   =================
        Universal Life and Investment-type Product
          Policy Fee Income Ceded..........................  $        48.2       $       44.0       $       27.5
                                                            =================   ================   =================
        Policyholders' Benefits Ceded......................  $        54.1       $       48.9       $       20.7
                                                            =================   ================   =================
        Interest Credited to Policyholders' Account
          Balances Ceded...................................  $        32.3       $       28.5       $       25.4
                                                            =================   ================   =================

        Effective January 1, 1994, all in force business above $5.0 million was reinsured. During 1996, the Company's retention limit on joint survivorship policies was increased to $15.0 million. The Insurance Group also reinsures the entire risk on certain substandard underwriting risks as well as in certain other cases.

        The Insurance Group cedes 100% of its group life and health business to a third party insurance company. Premiums ceded totaled $2.4 million, $260.6 million and $241.0 million for 1996, 1995 and 1994, respectively. Ceded death and disability benefits totaled $21.2 million, $188.1 million and $235.5 million for 1996, 1995 and 1994, respectively. Insurance liabilities ceded totaled $652.4 million and $724.2 million at December 31, 1996 and 1995, respectively.

11)     EMPLOYEE BENEFIT PLANS

        The Company sponsors qualified and non-qualified defined benefit plans covering substantially all employees (including certain qualified part-time employees), managers and certain agents. The pension plans are non-contributory. Equitable Life's and EREIM's benefits are based on a cash balance formula or years of service and final average earnings, if greater, under certain grandfathering rules in the plans. Alliance's benefits are based on years of credited service, average final base salary and primary social security benefits. The Company's funding policy is to make the minimum contribution required by the Employee Retirement Income Security Act of 1974.

        Components of net periodic pension cost (credit) for the qualified and non-qualified plans are as follows:

                                                                  1996               1995                1994
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Service cost.......................................  $        33.8       $       30.0       $       30.3
        Interest cost on projected benefit obligations.....          120.8              122.0              111.0
        Actual return on assets............................         (181.4)            (309.2)              24.4
        Net amortization and deferrals.....................           43.4              155.6             (142.5)
                                                            -----------------   ----------------   -----------------
        Net Periodic Pension Cost (Credit).................  $        16.6       $       (1.6)      $       23.2
                                                            =================   ================   =================

        The funded status of the qualified and non-qualified pension plans is as follows:

                                                                              DECEMBER 31,
                                                                   ------------------------------------
                                                                        1996                1995
                                                                   ----------------   -----------------
                                                                              (IN MILLIONS)
        Actuarial present value of obligations:
          Vested..................................................  $    1,672.2       $    1,642.4
          Non-vested..............................................          10.1               10.9
                                                                   ----------------   -----------------
        Accumulated Benefit Obligation............................  $    1,682.3       $    1,653.3
                                                                   ================   =================
        Plan assets at fair value.................................  $    1,626.0       $    1,503.8
        Projected benefit obligation..............................       1,765.5            1,743.0
                                                                   ----------------   -----------------
        Projected benefit obligation in excess of plan assets.....        (139.5)            (239.2)
        Unrecognized prior service cost...........................         (17.9)             (25.5)
        Unrecognized net loss from past experience different
          from that assumed.......................................         280.0              368.2
        Unrecognized net asset at transition......................           4.7               (7.3)
        Additional minimum liability..............................         (19.3)             (51.9)
                                                                   ----------------   -----------------
        Prepaid Pension Cost......................................  $      108.0       $       44.3
                                                                   ================   =================

        The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of projected benefit obligations were 7.5% and 4.25%, respectively, at December 31, 1996 and 7.25% and 4.50%, respectively, at December 31, 1995. As of January 1, 1996 and 1995, the expected long-term rate of return on assets for the retirement plan was 10.25% and 11%, respectively.

        The Company recorded, as a reduction of shareholder's equity, an additional minimum pension liability of $12.9 million and $35.1 million, net of Federal income taxes, at December 31, 1996 and 1995, respectively, representing the excess of the accumulated benefit obligation over the fair value of plan assets and accrued pension liability.

        The  pension  plan's  assets  include   corporate  and  government  debt
        securities, equity securities, equity real estate and shares of Group Trusts managed by Alliance.

        Prior to 1987, the qualified plan funded participants' benefits through the purchase of non-participating annuity contracts from Equitable Life. Benefit payments under these contracts were approximately $34.7 million, $36.4 million and $38.1 million for 1996, 1995 and 1994, respectively.

        The Company provides certain medical and life insurance benefits (collectively, "postretirement benefits") for qualifying employees, managers and agents retiring from the Company on or after attaining age 55 who have at least 10 years of service. The life insurance benefits are related to age and salary at retirement. The costs of postretirement benefits are recognized in accordance with the provisions of SFAS No.
        106. The Company continues to fund postretirement benefits costs on a pay-as-you-go basis and, for 1996, 1995 and 1994, the Company made estimated postretirement benefits payments of $18.9 million, $31.1 million and $29.8 million, respectively.

        The following table sets forth the postretirement benefits plan's status, reconciled to amounts recognized in the Company's consolidated financial statements:

                                                                  1996               1995                1994
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Service cost.......................................  $         5.3       $        4.0       $        3.9
        Interest cost on accumulated postretirement
          benefits obligation..............................           34.6               34.7               28.6
        Net amortization and deferrals.....................            2.4               (2.3)              (3.9)
                                                            -----------------   ----------------   -----------------
        Net Periodic Postretirement Benefits Costs.........  $        42.3       $       36.4       $       28.6
                                                            =================   ================   =================

                                                                              DECEMBER 31,
                                                                   ------------------------------------
                                                                        1996                1995
                                                                   ----------------   -----------------
                                                                              (IN MILLIONS)
        Accumulated postretirement benefits obligation:
          Retirees................................................  $      381.8       $      391.8
          Fully eligible active plan participants.................          50.7               50.4
          Other active plan participants..........................          60.7               64.2
                                                                   ----------------   -----------------
                                                                           493.2              506.4
        Unrecognized prior service cost...........................          50.5               56.3
        Unrecognized net loss from past experience different
          from that assumed and from changes in assumptions.......        (150.5)            (181.3)
                                                                   ----------------   -----------------
        Accrued Postretirement Benefits Cost......................  $      393.2       $      381.4
                                                                   ================   =================

        At January 1, 1994, medical benefits available to retirees under age 65 are the same as those offered to active employees and medical benefits will be limited to 200% of 1993 costs for all participants.

        The assumed health care cost trend rate used in measuring the accumulated postretirement benefits obligation was 9.5% in 1996, gradually declining to 3.5% in the year 2009 and in 1995 was 10%, gradually declining to 3.5% in the year 2008. The discount rate used in determining the accumulated postretirement benefits obligation was 7.50% and 7.25% at December 31, 1996 and 1995, respectively.

        If the health care cost trend rate assumptions were increased by 1%, the accumulated postretirement benefits obligation as of December 31, 1996 would be increased 7%. The effect of this change on the sum of the service cost and interest cost would be an increase of 8%.

12)     DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

        Derivatives
        -----------

        The Insurance Group primarily uses derivatives for asset/liability risk management and for hedging individual securities. Derivatives mainly are utilized to reduce the Insurance Group's exposure to interest rate fluctuations. Accounting for interest rate swap transactions is on an accrual basis. Gains and losses related to interest rate swap transactions are amortized as yield adjustments over the remaining life of the underlying hedged security. Income and expense resulting from interest rate swap activities are reflected in net investment income. The notional amount of matched interest rate swaps outstanding at December 31, 1996 was $649.9 million. The average unexpired terms at December 31, 1996 range from 2.2 to 2.7 years. At December 31, 1996, the cost of terminating outstanding matched swaps in a loss position was $8.3 million and the unrealized gain on outstanding matched swaps in a gain position was $11.4 million. The Company has no intention of terminating these contracts prior to maturity. During 1996, 1995 and 1994, net gains (losses) of $.2 million, $1.4 million and $(.2) million, respectively, were recorded in connection with interest rate swap activity. Equitable Life has implemented an interest rate cap program designed to hedge crediting rates on interest-sensitive individual annuities contracts. The outstanding notional amounts at December 31, 1996 of contracts purchased and sold were $5,050.0 million and $500.0 million, respectively. The net premium paid by Equitable Life on these contracts was $22.5 million and is being amortized ratably over the contract periods ranging from 3 to 5 years. Income and expense resulting from this program are reflected as an adjustment to interest credited to policyholders' account balances.

        Substantially all of DLJ's business related to derivatives is by its nature trading activities which are primarily for the purpose of customer accommodations. DLJ's derivative activities consist primarily of option writing and trading in forward and futures contracts. Derivative financial instruments have both on-and-off balance sheet implications depending on the nature of the contracts. DLJ's involvement in swap contracts is not significant.

        Fair Value of Financial Instruments
        -----------------------------------

        The Company defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, including estimates of timing, amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

        Certain financial instruments are excluded, particularly insurance liabilities other than financial guarantees and investment contracts. Fair market value of off-balance-sheet financial instruments of the Insurance Group was not material at December 31, 1996 and 1995.

        Fair value for mortgage loans on real estate are estimated by discounting future contractual cash flows using interest rates at which loans with similar characteristics and credit quality would be made. Fair values for foreclosed mortgage loans and problem mortgage loans are limited to the estimated fair value of the underlying collateral if lower.

        The estimated fair values for the Company's liabilities under GIC and association plan contracts are estimated using contractual cash flows discounted based on the T. Rowe Price GIC Index Rate for the appropriate duration. For durations in excess of the published index rate, the appropriate Treasury rate is used plus a spread equal to the longest duration GIC rate spread published.

        The estimated fair values for those group annuity contracts which are classified as universal life type contracts are measured at the estimated fair value of the underlying assets. The estimated fair values for single premium deferred annuities ("SPDA") are estimated using projected cash flows discounted at current offering rates. The estimated fair values for supplementary contracts not involving life contingencies ("SCNILC") and annuities certain are derived using discounted cash flows based upon the estimated current offering rate.

        Fair value for long-term debt is determined using published market values, where available, or contractual cash flows discounted at market interest rates. The estimated fair values for non-recourse mortgage debt are determined by discounting contractual cash flows at a rate which takes into account the level of current market interest rates and collateral risk. The estimated fair values for recourse mortgage debt are determined by discounting contractual cash flows at a rate based upon current interest rates of other companies with credit ratings similar to the Company. The Company's fair value of short-term borrowings approximates their carrying value.

        The following table discloses carrying value and estimated fair value for financial instruments not otherwise disclosed in Notes 3, 6 and 7:

                                                                          DECEMBER 31,
                                                --------------------------------------------------------------------
                                                              1996                               1995
                                                ---------------------------------  ---------------------------------
                                                   CARRYING         ESTIMATED         Carrying         Estimated
                                                    VALUE          FAIR VALUE          Value           Fair Value
                                                ---------------  ----------------  ---------------   ---------------
                                                                        (IN MILLIONS)
        Consolidated Financial Instruments:
        -----------------------------------
        Mortgage loans on real estate..........  $    3,133.0     $     3,394.6     $     3,638.3     $    3,973.6
        Other joint ventures...................         467.0             467.0             492.7            492.7
        Policy loans...........................       2,196.1           2,221.6           1,976.4          2,057.5
        Policyholders' account balances:
          Association plans....................          78.1              77.3             101.0            100.0
          Group annuity contracts..............       2,141.0           1,954.0           2,335.0          2,395.0
          SPDA.................................       1,062.7           1,065.7           1,265.8          1,272.0
          Annuities certain and SCNILC.........         654.9             736.2             646.4            716.7
        Long-term debt.........................       1,592.8           1,557.7           1,899.3          1,962.9

        Closed Block Financial Instruments:
        -----------------------------------
        Mortgage loans on real estate..........       1,380.7           1,425.6           1,368.8          1,461.4
        Other equity investments...............         105.0             105.0             151.6            151.6
        Policy loans...........................       1,765.9           1,798.0           1,797.2          1,891.4
        SCNILC liability.......................          30.6              34.9              34.8             39.6

        GIC Segment Financial Instruments:
        ----------------------------------
        Mortgage loans on real estate..........       1,111.1           1,220.3           1,485.8          1,666.1
        Fixed maturities.......................          42.5              42.5             107.4            107.4
        Other equity investments...............         300.5             300.5             455.9            455.9
        Guaranteed interest contracts..........         290.7             300.5             329.0            352.0
        Long-term debt.........................         102.1             102.2             135.1            136.0

13)     COMMITMENTS AND CONTINGENT LIABILITIES

        The Company has provided, from time to time, certain guarantees or commitments to affiliates, investors and others. These arrangements include commitments by the Company, under certain conditions: to make capital contributions of up to $244.9 million to affiliated real estate joint ventures; to provide equity financing to certain limited partnerships of $205.8 million at December 31, 1996, under existing loan or loan commitment agreements; and to provide short-term financing loans which at December 31, 1996 totaled $14.6 million. Management believes the Company will not incur any material losses as a result of these commitments.

        Equitable Life is the obligor under certain structured settlement agreements which it had entered into with unaffiliated insurance companies and beneficiaries. To satisfy its obligations under these agreements, Equitable Life owns single premium annuities issued by previously wholly owned life insurance subsidiaries. Equitable Life has directed payment under these annuities to be made directly to the beneficiaries under the structured settlement agreements. A contingent liability exists with respect to these agreements should the previously wholly owned subsidiaries be unable to meet their obligations. Management believes the satisfaction of those obligations by Equitable Life is remote.

        At December 31, 1996, the Insurance Group had $51.6 million of letters of credit outstanding.

14)     LITIGATION

        A number of lawsuits has been filed against life and health insurers in the jurisdictions in which Equitable Life and its subsidiaries do business involving insurers' sales practices, alleged agent misconduct, failure to properly supervise agents, and other matters. Some of the lawsuits have resulted in the award of substantial judgments against other insurers, including material amounts of punitive damages, or in substantial settlements. In some states, juries have substantial discretion in awarding punitive damages. Equitable Life, EVLICO and The Equitable of Colorado, Inc. ("EOC"), like other life and health insurers, from time to time are involved in such litigation. To date, no such lawsuit has resulted in an award or settlement of any material amount against the Company. Among litigations pending against Equitable Life, EVLICO and EOC of the type referred to in this paragraph are the litigations described in the following eight paragraphs.

        An action entitled Golomb et al. v. The Equitable Life Assurance Society of the United States was filed on January 20, 1995 in New York County Supreme Court. The action purports to be brought on behalf of a class of persons insured after 1983 under Lifetime Guaranteed Renewable Major Medical Insurance Policies issued by Equitable Life (the "policies"). The complaint alleges that premium increases for these policies after 1983, all of which were filed with and approved by the New York State Insurance Department and certain other state insurance departments, breached the terms of the policies, and that statements in the policies and elsewhere concerning premium increases constituted fraudulent concealment, misrepresentations in violation of New York Insurance Law
        Section 4226 and deceptive practices under New York General Business Law
        Section 349. The complaint seeks a declaratory judgment, injunctive relief restricting the methods by which Equitable Life increases premiums on the policies in the future, a refund of premiums, and punitive damages. Plaintiffs also have indicated that they will seek damages in an unspecified amount. Equitable Life moved to dismiss the complaint in its entirety on the grounds that it fails to state a claim and that uncontroverted documentary evidence establishes a complete defense to the claims. On May 29, 1996, the New York County Supreme Court entered a judgment dismissing the complaint with prejudice. Plaintiffs have filed a notice of appeal of that judgment.

        In January 1996, separate actions were filed in Pennsylvania and Texas state courts (entitled, respectively, Malvin et al. v. The Equitable Life Assurance Society of the United States and Bowler et al. v. The Equitable Life Assurance Society of the United States), making claims similar to those in the New York action described above. The Texas action also claims that Equitable Life misrepresented to Texas policyholders that the Texas Insurance Department had approved Equitable Life's rate increases. These actions are asserted on behalf of proposed classes of Pennsylvania issued or renewed policyholders and Texas issued or renewed policyholders, insured under the policies. The Pennsylvania and Texas actions seek compensatory and punitive damages and injunctive relief restricting the methods by which Equitable Life increases premiums in the future based on the common law and statutes of those states. On February 9, 1996, Equitable Life removed the Pennsylvania action, Malvin, to the United States District Court for the Middle District of Pennsylvania. Following the decision granting Equitable Life's motion to dismiss the New York action (Golomb), on the consent of the parties the District Court ordered an indefinite stay of all proceedings in the Pennsylvania action, pending either party's right to reinstate the proceeding, and ordered that for administrative purposes the case be deemed administratively closed. On February 2, 1996, Equitable Life removed the Texas action, Bowler, to the United States District Court for the Northern District of Texas. On May 20, 1996, the plaintiffs in Bowler amended their complaint by adding allegations of misrepresentation regarding premium increases on other types of guaranteed renewable major medical insurance policies issued by Equitable Life up to and including 1983. On July 1, 1996, Equitable Life filed a motion for summary judgment dismissing the first amended complaint in its entirety. In August, 1996, the court granted plaintiffs leave to file a supplemental complaint on behalf of a proposed class of Texas policyholders claiming unfair discrimination, breach of contract and other claims arising out of alleged differences between premiums charged to Texas policyholders and premiums charged to similarly situated policyholders in New York and certain other states. Plaintiffs seek refunds of alleged overcharges, exemplary or additional damages citing

        Texas statutory provisions which among other things, permit two times the amount of actual damage plus additional penalties if the acts complained of are found to be knowingly committed, and injunctive relief. Equitable Life has also filed a motion for summary judgment dismissing the supplemental complaint in its entirety. Plaintiffs also obtained permission to add another plaintiff to the first amended and supplemental complaints. Plaintiffs have opposed both motions for summary judgment and requested that certain issues be found in their favor. Equitable Life is in the process of replying.

        On May 22, 1996, a separate action entitled Bachman v. The Equitable Life Assurance Society of the United States, was filed in Florida state court making claims similar to those in the previously reported Golomb action. The Florida action is asserted on behalf of a proposed class of Florida issued or renewed policyholders insured after 1983 under Lifetime Guaranteed Renewable Major Medical Insurance Policies issued by Equitable Life. The Florida action seeks compensatory and punitive damages and injunctive relief restricting the methods by which Equitable Life increases premiums in the future based on various common law claims. On June 20, 1996, Equitable Life removed the Florida action to Federal court. Equitable Life has answered the complaint, denying the material allegations and asserting certain affirmative defenses. On December 6, 1996, Equitable Life filed a motion for summary judgment and plaintiff is expected to file its response to that motion shortly.

        On November 6, 1996, a proposed class action entitled  Fletcher,  et al.
        v. The Equitable Life Assurance Society of the United States, was filed in California Superior Court for Fresno County, making substantially the same allegations concerning premium rates and premium rate increases on guaranteed renewable policies made in the Bowler action. The complaint alleges, among other things, that differentials between rates charged California policyholders and policyholders in New York and certain other states, and the methods used by Equitable Life to calculate premium increases, breached the terms of its policies, that Equitable Life misrepresented and concealed the facts pertaining to such differentials and methods in violation of California law, and that Equitable Life also misrepresented that its rate increases were approved by the California Insurance Department. Plaintiffs seek compensatory damages in an unspecified amount, rescission, injunctive relief and attorneys' fees. Equitable Life removed the action to Federal court; plaintiff has moved to remand the case to state court. Although the outcome of any litigation cannot be predicted with certainty, particularly in the early stages of an action, the Company's management believes that the ultimate resolution of the Golomb, Malvin, Bowler, Bachman and Fletcher litigations should not have a material adverse effect on the financial position of the Company. Due to the early stage of such litigations, the Company's management cannot make an estimate of loss, if any, or predict whether or not such litigations will have a material adverse effect on the Company's results of operations in any particular period.

        An action was instituted on April 6, 1995 against Equitable Life and its wholly owned subsidiary, EOC, in New York state court, entitled Sidney
        C. Cole et al. v. The Equitable Life Assurance Society of the United States and The Equitable of Colorado, Inc., No. 95/108611 (N. Y. County). The action is brought by the holders of a joint survivorship whole life policy issued by EOC. The action purports to be on behalf of a class consisting of all persons who from January 1, 1984 purchased life insurance policies sold by Equitable Life and EOC based upon their allegedly uniform sales presentations and policy illustrations. The complaint puts in issue various alleged sales practices that plaintiffs assert, among other things, misrepresented the stated number of years that the annual premium would need to be paid. Plaintiffs seek damages in an unspecified amount, imposition of a constructive trust, and seek to enjoin Equitable Life and EOC from engaging in the challenged sales practices. On June 28, 1996, the court issued a decision and order dismissing with prejudice plaintiff's causes of action for fraud, constructive fraud, breach of fiduciary duty, negligence, and unjust enrichment, and dismissing without prejudice plaintiff's cause of action under the New York State consumer protection statute. The only remaining causes of action are for breach of contract and negligent misrepresentation. Plaintiffs made a motion for reargument with respect to this order, which was submitted to the court in October 1996. This motion was denied by the court on December 16, 1996.

        On May 21, 1996, an action entitled Elton F. Duncan, III v. The Equitable Life Assurance Society of the United States, was commenced against Equitable Life in the Civil District Court for the Parish of Orleans, State of Louisiana. The action is brought by an individual who purchased a whole life policy. Plaintiff alleges misrepresentations concerning the extent to which the policy was a proper replacement policy and the number of years that the annual premium would need to be paid. Plaintiff purports to represent a class consisting of all persons who purchased whole life or universal life insurance policies from Equitable Life from January 1, 1982 to the present. Plaintiff seeks damages, including punitive damages, in an unspecified amount. On July 26, 1996, an action entitled Michael Bradley v. Equitable Variable Life Insurance Company, was commenced in New York state court. The action is brought by the holder of a variable life insurance policy issued by EVLICO. The plaintiff purports to represent a class consisting of all persons or entities who purchased one or more life insurance policies issued by EVLICO from January 1, 1980. The complaint puts at issue various alleged sales practices and alleges misrepresentations concerning the extent to which the policy was a proper replacement policy and the number of years that the annual premium would need to be paid. Plaintiff seeks damages, including punitive damages, in an unspecified amount and also seeks injunctive relief prohibiting EVLICO from canceling policies for failure to make premium payments beyond the alleged stated number of years that the annual premium would need to be paid. On September 21, 1996 Equitable Life, EVLICO and EOC made a motion to have this proceeding moved from Kings County Supreme Court to New York County for joint trial or consolidation with the Cole action. The motion was denied by the court on January 9, 1997. On January 10, 1997, plaintiffs moved for certification of a nationwide class consisting of all persons or entities who were sold one or more life insurance products on a "vanishing premium" basis and/or were allegedly induced to purchase additional policies from EVLICO, using the cash value accumulated in existing policies, from January 1, 1980 through and including December 31, 1996. Plaintiffs further moved to have Michael Bradley designated as the class representative. Discovery regarding class certification is underway.

        On December 12, 1996, an action entitled Robert E. Dillon v. The Equitable Life Assurance Society of the United States and The Equitable of Colorado, was commenced in the United States District Court for the Southern District of Florida. The action is brought by an individual who purchased a joint whole life policy from EOC. The complaint puts at issue various alleged sales practices and alleges misrepresentations concerning the alleged impropriety of replacement policies issued by Equitable Life and EOC and alleged misrepresentations regarding the number of years premiums would have to be paid on the defendants' policies. Plaintiff brings claims for breach of contract, fraud, negligent misrepresentation, money had and received, unjust enrichment and imposition of a constructive trust. Plaintiff purports to represent two classes of persons. The first is a "contract class," consisting of all persons who purchased whole or universal life insurance policies from Equitable Life and EOC and from whom Equitable Life and EOC have sought additional payments beyond the number of years allegedly promised by Equitable Life and EOC. The second is a "fraud class," consisting of all persons with an interest in policies issued by Equitable Life and EOC at any time since October 1, 1986. Plaintiff seeks damages in an unspecified amount, and also seeks injunctive relief attaching Equitable Life's and EOC's profits from their alleged sales practices. Equitable Life's and EOC's time to answer or move with respect to the complaint has been extended until February 24, 1997. Although the outcome of litigation cannot be predicted with certainty, particularly in the early stages of an action, the Company's management believes that the ultimate resolution of the Cole, Duncan, Bradley and Dillon litigations should not have a material adverse effect on the financial position of the Company. Due to the early stages of such litigations, the Company's management cannot make an estimate of loss, if any, or predict whether or not any such litigation will have a material adverse effect on the Company's results of operations in any particular period.

        On January 3, 1996, an amended complaint was filed in an action entitled Frank Franze Jr. and George Busher, individually and on behalf of all others similarly situated v. The Equitable Life Assurance Society of the United States, and Equitable Variable Life Insurance Company, No. 94-2036 in the United States District Court for the Southern District of Florida. The action was brought by two individuals who purchased variable life insurance policies. The plaintiffs purport to represent a nationwide class consisting of all persons who purchased variable life insurance policies from Equitable Life and EVLICO since September 30, 1991. The basic allegation of the amended complaint is that Equitable Life's and EVLICO's agents were trained not to disclose fully that the product being sold was life insurance. Plaintiffs allege violations of the Federal securities laws and seek rescission of the contracts or compensatory damages and attorneys' fees and expenses. The court denied Equitable Life and EVLICO's motion to dismiss the amended complaint on September 24, 1996. Equitable Life and EVLICO have answered the amended complaint, denying the material allegations and asserting certain affirmative defenses. Currently, the parties are conducting discovery in connection with plaintiffs' attempt to certify a class. On January 9, 1997, an action entitled Rosemarie Chaviano, individually and on behalf of all others similarly situated v. The Equitable Life Assurance Society of the United States, and Equitable Variable Life Insurance Company, was filed in Massachusetts state court making claims similar to those in the Franze action and alleging violations of the Massachusetts securities laws. The plaintiff purports to represent all persons in Massachusetts who purchased variable life insurance contracts from Equitable Life and EVLICO from January 9, 1993 to the present. The Massachusetts action seeks rescission of the contracts or compensatory damages, attorneys' fees, expenses and injunctive relief. Although the outcome of any litigation cannot be predicted with certainty, particularly in the early stages of an action, the Company's management believes that the ultimate resolution of the litigations discussed in this paragraph should not have a material adverse effect on the financial position of the Company. Due to the early stages of such litigation, the Company's management cannot make an estimate of loss, if any, or predict whether or not any such litigation will have a material adverse effect on the Company's results of operations in any particular period.

        Equitable Life recently responded to a subpoena from the U.S. Department of Labor ("DOL") requesting copies of any third-party appraisals in Equitable Life's possession relating to the ten largest properties (by value) in the Prime Property Fund ("PPF"). PPF is an open-end, commingled real estate separate account of Equitable Life for pension clients. Equitable Life serves as investment manager in PPF and has retained EREIM as advisor. In early 1995, the DOL commenced a national investigation of commingled real estate funds with pension investors, including PPF. The investigation now appears to be focused principally on appraisal and valuation procedures in respect of fund properties. The most recent request from the DOL seems to reflect, at least in part, an interest in the relationship between the valuations for those properties reflected in appraisals prepared for local property tax proceedings and the valuations used by PPF for other purposes. At no time has the DOL made any specific allegation that Equitable Life or EREIM has acted improperly and Equitable Life and EREIM believe that any such allegation would be without foundation. While the outcome of this investigation cannot be predicted with certainty, in the opinion of management, the ultimate resolution of this matter should not have a material adverse effect on the Company's consolidated financial position or results of operations in any particular period.

        Equitable Casualty Insurance Company ("Casualty"), an indirect wholly owned subsidiary of Equitable Life, is party to an arbitration proceeding that commenced in August 1995. The proceeding relates to a dispute among Casualty, Houston General Insurance Company ("Houston
        General") and GEICO General Insurance Company ("GEICO General") regarding the interpretation of a reinsurance agreement. The arbitration panel issued a final award in favor of Casualty and GEICO General on June 17, 1996. Casualty and GEICO General moved in the pending Texas state court action, with Houston General's consent, for an order confirming the arbitration award and entering judgment dismissing the action. The motion was granted on January 29, 1997. The parties have also stipulated to the dismissal without prejudice of a related Texas Federal court action brought by Houston General against GEICO General and Equitable Life. In connection with confirmation of the arbitration award, Houston General paid to Casualty approximately $839,600 in settlement of certain reimbursement claims by Casualty against Houston General.

        On July 25, 1995, a Consolidated and Supplemental Class Action Complaint ("Complaint") was filed against the Alliance North American Government Income Trust, Inc. (the "Fund"), Alliance and certain other defendants affiliated with Alliance, including the Holding Company, alleging violations of Federal securities laws, fraud and breach of fiduciary duty in connection with the Fund's investments in Mexican and Argentine securities. The Complaint, which seeks certification of a plaintiff class of persons who purchased or owned Class A, B or C shares of the Fund from March 27, 1992 through December 23, 1994, seeks an unspecified amount of damages, costs, attorneys' fees and punitive damages. The principal allegations of the Complaint are that the Fund purchased debt securities issued by the Mexican and Argentine governments in amounts that were not permitted by the Fund's investment objective, and that there was no shareholder vote to change the investment objective to permit purchases in such amounts. The Complaint further alleges that the decline in the value of the Mexican and Argentine securities held by the Fund caused the Fund's net asset value to decline to the detriment of the Fund's shareholders. On September 26, 1996, the United States District Court for the Southern District of New York granted the defendants' motion to dismiss all counts of the complaint. On October 11, 1996, plaintiffs filed a motion for reconsideration of the court's decision granting defendants' motion to dismiss the Complaint. On November 25, 1996, the court denied plaintiffs' motion for reconsideration. On October 29, 1996, plaintiffs filed a motion for leave to file an amended complaint. The principal allegations of the proposed amended complaint are that the Fund did not properly disclose that it planned to invest in mortgage-backed derivative securities and that two advertisements used by the Fund misrepresented the risks of investing in the Fund. Plaintiffs also reiterated allegations in the Complaint that the Fund failed to hedge against the risks of investing in foreign securities despite representations that it would do so. Alliance believes that the allegations in the Complaint are without merit and intends to vigorously defend against these claims. While the ultimate outcome of this matter cannot be determined at this time, management of Alliance does not expect that it will have a material adverse effect on Alliance's results of operations or financial condition.

        On January 26, 1996, a purported purchaser of certain notes and warrants to purchase shares of common stock of Rickel Home Centers, Inc. ("Rickel") filed a class action complaint against Donaldson, Lufkin & Jenrette Securities Corporation ("DLJSC") and certain other defendants for unspecified compensatory and punitive damages in the United States District Court for the Southern District of New York. The suit was brought on behalf of the purchasers of 126,457 units consisting of $126,457,000 aggregate principal amount of 13 1/2% senior notes due 2001 and 126,457 warrants to purchase shares of common stock of Rickel issued by Rickel in October 1994. The complaint alleges violations of Federal securities laws and common law fraud against DLJSC, as the underwriter of the units and as an owner of 7.3% of the common stock of Rickel, Eos Partners, L.P., and General Electric Capital Corporation, each as owners of 44.2% of the common stock of Rickel, and members of the Board of Directors of Rickel, including a DLJSC Managing Director. The complaint seeks to hold DLJSC liable for alleged misstatements and omissions contained in the prospectus and registration statement filed in connection with the offering of the units, alleging that the defendants knew of financial losses and a decline in value of Rickel in the months prior to the offering and did not disclose such information. The complaint also alleges that Rickel failed to pay its semi-annual interest payment due on the units on December 15, 1995 and that Rickel filed a voluntary petition for reorganization pursuant to Chapter 11 of the United States Bankruptcy Code on January 10, 1996. DLJSC intends to defend itself vigorously against all of the allegations contained in the complaint. Although there can be no assurance, DLJ does not believe the outcome of this litigation will have a material adverse effect on its financial condition. Due to the early stage of this litigation, based on the information currently available to it, DLJ's management cannot make an estimate of loss, if any, or predict whether or not such litigation will have a material adverse effect on DLJ's results of operations in any particular period.

        In October 1995, DLJSC was named as a defendant in a purported class action filed in a Texas State Court on behalf of the holders of $550.0 million principal amount of subordinated redeemable discount debentures of National Gypsum Corporation ("NGC") canceled in connection with a Chapter 11 plan of reorganization for NGC consummated in July 1993. The named plaintiff in the State Court action also filed an adversary proceeding in the Bankruptcy Court for the Northern District of Texas seeking a declaratory judgment that the confirmed NGC plan of reorganization does not bar the class action claims. Subsequent to the consummation of NGC's plan of reorganization, NGC's shares traded for values substantially in excess of, and in 1995 NGC was acquired for a value substantially in excess of, the values upon which NGC's plan of reorganization was based. The two actions arise out of DLJSC's activities as financial advisor to NGC in the course of NGC's Chapter 11 reorganization proceedings. The class action complaint alleges that the plan of reorganization submitted by NGC was based upon projections by NGC and DLJSC which intentionally understated forecasts, and provided misleading and incorrect information in order to hide NGC's true value and that defendants breached their fiduciary duties by, among other things, providing false, misleading or incomplete information to deliberately understate the value of NGC. The class action complaint seeks compensatory and punitive damages purportedly sustained by the class. The Texas State Court action, which had been removed to the Bankruptcy Court, has been remanded back to the state court, which remand is being opposed by DLJSC. DLJSC intends to defend itself vigorously against all of the allegations contained in the complaint. Although there can be no assurance, DLJ does not believe that the ultimate outcome of this litigation will have a material adverse effect on its financial condition. Due to the early stage of such litigation, based upon the information currently available to it, DLJ's management cannot make an estimate of loss, if any, or predict whether or not such litigation will have a material adverse effect on DLJ's results of operations in any particular period.

        In November and December 1995, DLJSC, along with various other parties, was named as a defendant in a number of purported class actions filed in the U.S. District Court for the Eastern District of Louisiana. The complaints allege violations of the Federal securities laws arising out of a public offering in 1994 of $435.0 million of first mortgage notes of Harrah's Jazz Company and Harrah's Jazz Finance Corp. The complaints seek to hold DLJSC liable for various alleged misstatements and omissions contained in the prospectus dated November 9, 1994. DLJSC intends to defend itself vigorously against all of the allegations contained in the complaints. Although there can be no assurance, DLJ does not believe that the ultimate outcome of this litigation will have a material adverse effect on its financial condition. Due to the early stage of this litigation, based upon the information currently available to it, DLJ's management cannot make an estimate of loss, if any, or predict whether or not such litigation will have a material adverse effect on DLJ's results of operations in any particular period.

        In addition to the matters described above, Equitable Life and its subsidiaries and DLJ and its subsidiaries are involved in various legal actions and proceedings in connection with their businesses. Some of the actions and proceedings have been brought on behalf of various alleged classes of claimants and certain of these claimants seek damages of unspecified amounts. While the ultimate outcome of such matters cannot be predicted with certainty, in the opinion of management no such matter is likely to have a material adverse effect on the Company's consolidated financial position or results of operations.

15)     LEASES

        The Company has entered into operating leases for office space and certain other assets, principally data processing equipment and office furniture and equipment. Future minimum payments under noncancelable leases for 1997 and the succeeding four years are $113.7 million, $110.6 million, $100.3 million, $72.3 million, $59.3 million and $427.3 million thereafter. Minimum future sublease rental income on these noncancelable leases for 1997 and the succeeding four years are $9.8 million, $6.0 million, $4.5 million, $2.4 million, $.8 million and $.1 million thereafter.

        At December 31, 1996, the minimum future rental income on noncancelable operating leases for wholly owned investments in real estate for 1997 and the succeeding four years are $263.0 million, $242.1 million, $219.8 million, $194.3 million, $174.6 million and $847.1 million thereafter.

16)     OTHER OPERATING COSTS AND EXPENSES

        Other operating costs and expenses consisted of the following:

                                                                  1996               1995                1994
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Compensation costs.................................  $       647.3       $      595.9       $      687.5
        Commissions........................................          329.5              314.3              313.0
        Short-term debt interest expense...................            8.0               11.4               19.0
        Long-term debt interest expense....................          137.3              108.1               98.3
        Amortization of policy acquisition costs...........          405.2              317.8              313.4
        Capitalization of policy acquisition costs.........         (391.9)            (391.0)            (410.9)
        Rent expense, net of sub-lease income..............          113.7              109.3              116.0
        Other..............................................          798.9              710.0              721.4
                                                            -----------------   ----------------   -----------------
        Total..............................................  $     2,048.0       $    1,775.8       $    1,857.7
                                                            =================   ================   =================

        During 1996, 1995 and 1994, the Company restructured certain operations in connection with cost reduction programs and recorded pre-tax provisions of $24.4 million, $32.0 million and $20.4 million, respectively. The amounts paid during 1996, associated with cost reduction programs, totaled $17.7 million. At December 31, 1996, the liabilities associated with cost reduction programs amounted to $44.5 million. The 1996 cost reduction program included restructuring costs related to the consolidation of insurance operations' service centers. The 1995 cost reduction program included relocation expenses, including the accelerated amortization of building improvements associated with the relocation of the home office. The 1994 cost reduction program included costs associated with the termination of operating leases and employee severance benefits in connection with the consolidation of 16 insurance agencies. Amortization of DAC included $145.0 million writeoff of DAC related to DI contracts in the fourth quarter of 1996.

17)     INSURANCE GROUP STATUTORY FINANCIAL INFORMATION

        Equitable Life is restricted as to the amounts it may pay as dividends to the Holding Company. Under the New York Insurance Law, the Superintendent has broad discretion to determine whether the financia1 condition of a stock life insurance company would support the payment of dividends to its shareholders. For 1996, 1995 and 1994, statutory net
        (loss) earnings totaled $(351.1) million, $(352.4) million and $67.5 million, respectively. No amounts are expected to be available for dividends from Equitable Life to the Holding Company in 1997.

        At December 31, 1996, the Insurance Group, in accordance with various government and state regulations, had $21.9 million of securities deposited with such government or state agencies.

        Accounting practices used to prepare statutory financial statements for regulatory filings of stock life insurance companies differ in certain instances from GAAP. The New York Insurance Department (the "Department") recognizes only statutory accounting practices for determining and reporting the financial condition and results of operations of an insurance company, for determining its solvency under the New York Insurance Law, and for determining whether its financial condition warrants the payment of a dividend to its stockholders. No consideration is given by the Department to financial statements prepared in accordance with GAAP in making such determinations. The following reconciles the Company's statutory change in surplus and capital stock and statutory surplus and capital stock determined in accordance with accounting practices prescribed by the Department with net earnings and equity on a GAAP basis.

                                                                  1996               1995                1994
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Net change in statutory surplus and capital stock..  $        56.0       $       78.1       $      292.4
        Change in asset valuation reserves.................          (48.4)             365.7             (285.2)
                                                            -----------------   ----------------   -----------------
        Net change in statutory surplus, capital stock
          and asset valuation reserves.....................            7.6              443.8                7.2
        Adjustments:
          Future policy benefits and policyholders'
            account balances...............................         (298.5)             (66.0)              (5.3)
          DAC..............................................          (13.3)              73.2               97.5
          Deferred Federal income taxes....................          108.0             (158.1)             (58.7)
          Valuation of investments.........................          289.8              189.1               45.2
          Valuation of investment subsidiary...............         (117.7)            (188.6)             396.6
          Limited risk reinsurance.........................           92.5              416.9               74.9
          Contribution from the Holding Company............            -                  -               (300.0)
          Issuance of surplus notes........................            -               (538.9)               -
          Postretirement benefits..........................           28.9              (26.7)              17.1
          Other, net.......................................           12.4              115.1              (44.0)
          GAAP adjustments of Closed Block.................           (9.8)              15.7               (9.5)
          GAAP adjustments of discontinued GIC
            Segment........................................          (89.6)              37.3               42.8
                                                            -----------------   ----------------   -----------------
        Net Earnings of the Insurance Group................  $        10.3       $      312.8       $      263.8
                                                            =================   ================   =================

                                                                                 DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  1996               1995                1994
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Statutory surplus and capital stock................  $     2,258.9       $    2,202.9       $    2,124.8
        Asset valuation reserves...........................        1,297.5            1,345.9              980.2
                                                            -----------------   ----------------   -----------------
        Statutory surplus, capital stock and asset
          valuation reserves...............................        3,556.4            3,548.8            3,105.0
        Adjustments:
          Future policy benefits and policyholders'
            account balances...............................       (1,305.0)          (1,006.5)            (940.5)
          DAC..............................................        3,104.9            3,075.8            3,219.4
          Deferred Federal income taxes....................         (306.1)            (452.0)             (29.4)
          Valuation of investments.........................          286.8              417.7             (794.1)
          Valuation of investment subsidiary...............         (782.8)            (665.1)            (476.5)
          Limited risk reinsurance.........................         (336.5)            (429.0)            (845.9)
          Issuance of surplus notes........................         (539.0)            (538.9)               -
          Postretirement benefits..........................         (314.4)            (343.3)            (316.6)
          Other, net.......................................          126.3                4.4              (79.2)
          GAAP adjustments of Closed Block.................          783.7              830.8              740.4
          GAAP adjustments of discontinued GIC
            Segment........................................         (190.3)            (184.6)            (221.9)
                                                            -----------------   ----------------   -----------------
        Equity of the Insurance Group......................  $     4,084.0       $    4,258.1       $    3,360.7
                                                            =================   ================   =================

18)     BUSINESS SEGMENT INFORMATION

        The Company has two major business segments: Insurance Operations and Investment Services. Interest expense related to debt not specific to either business segment is presented as Corporate interest expense. Information for all periods is presented on a comparable basis.

        The Insurance Operations segment offers a variety of traditional, variable and interest-sensitive life insurance products, disability income, annuity products, mutual fund and other investment products to individuals and small groups and administers traditional participating group annuity contracts with conversion features, generally for corporate qualified pension plans, and association plans which provide full service retirement programs for individuals affiliated with professional and trade associations. This segment includes Separate Accounts for individual insurance and annuity products.

        The Investment Services segment provides investment fund management, primarily to institutional clients. This segment includes the Company's equity interest in DLJ and Separate Accounts which provide various investment options for group clients through pooled or single group accounts.

        Intersegment investment advisory and other fees of approximately $127.5 million, $124.1 million and $135.3 million for 1996, 1995 and 1994, respectively, are included in total revenues of the Investment Services segment. These fees, excluding amounts related to the discontinued GIC Segment of $15.7 million, $14.7 million and $27.4 million for 1996, 1995 and 1994, respectively, are eliminated in consolidation.

                                                                  1996               1995                1994
                                                            -----------------   ----------------   -----------------
                                                                                 (IN MILLIONS)
        Revenues
        Insurance operations...............................  $     3,742.9       $    3,614.6       $    3,507.4
        Investment services................................        1,126.1              949.1              935.2
        Consolidation/elimination..........................          (24.5)             (34.9)             (27.2)
                                                            -----------------   ----------------   -----------------
        Total..............................................  $     4,844.5       $    4,528.8       $    4,415.4
                                                            =================   ================   =================
        Earnings (loss) from continuing  operations
          before Federal income taxes, minority interest
          and cumulative effect of accounting change
        Insurance operations...............................  $       (36.6)      $      303.1       $      327.5
        Investment services................................          311.9              224.0              227.9
        Consolidation/elimination..........................             .2               (3.1)                .3
                                                            -----------------   ----------------   -----------------
              Subtotal.....................................          275.5              524.0              555.7
        Corporate interest expense.........................          (66.9)             (27.9)            (114.2)
                                                            -----------------   ----------------   -----------------
        Total..............................................  $       208.6       $      496.1       $      441.5
                                                            =================   ================   =================

                                                   DECEMBER 31,
                                        ------------------------------------
                                             1996                1995
                                        ----------------   -----------------
                                                   (IN MILLIONS)

        Assets
        Insurance operations...........  $    60,464.9      $    56,720.5
        Investment services............       13,542.5           12,842.9
        Consolidation/elimination......         (399.6)            (354.4)
                                        ----------------   -----------------
        Total..........................  $    73,607.8      $    69,209.0
                                        ================   =================

19)     QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

        The quarterly results of operations for 1996 and 1995, are summarized below:

                                                                      THREE MONTHS ENDED
                                       ------------------------------------------------------------------------------
                                           MARCH 31           JUNE 30           SEPTEMBER 30          DECEMBER 31
                                       -----------------  -----------------   ------------------   ------------------
                                                                        (IN MILLIONS)
        1996
        ----
        Total Revenues................  $     1,169.7      $     1,193.6       $    1,193.6         $    1,287.6
                                       =================  =================   ==================   ==================
        Earnings (Loss) from
          Continuing Operations
          before Cumulative Effect
          of Accounting Change........  $        94.8      $        87.1       $       93.2         $     (157.9)
                                       =================  =================   ==================   ==================
        Net Earnings (Loss)...........  $        71.7      $        87.1       $       93.2         $     (241.7)
                                       =================  =================   ==================   ==================
        1995
        ----
        Total Revenues................  $     1,079.1      $     1,164.0       $    1,138.8         $    1,146.9
                                       =================  =================   ==================   ==================
        Net Earnings..................  $        66.3      $       101.7       $      100.2         $       44.6
                                       =================  =================   ==================   ==================

        The quarterly results of operations for 1996 and 1995 have been restated to reflect the Company's accounting change adopted in the fourth quarter of 1996 for long-duration participating life contracts in accordance with the provisions prescribed by SFAS No. 120. Net earnings for the three months ended December 31, 1996 includes a charge of $339.3 million related to writeoffs of DAC on DI contracts of $94.3 million, reserve strengthening on DI business of $113.7 million, pension par of $47.5 million and the discontinued GIC Segment of $83.8 million.

20)     INVESTMENT IN DLJ

        On December 15, 1993, the Company sold a 61% interest in DLJ to the Holding Company for $800.0 million in cash and securities. The excess of the proceeds over the book value in DLJ at the date of sale of $340.2 million has been reflected as a capital contribution. In 1995, DLJ completed the initial public offering ("IPO") of 10.58 million shares of its common stock, which included 7.28 million of the Holding Company's shares in DLJ, priced at $27 per share. Concurrent with the IPO, the Company contributed equity securities to DLJ having a market value of $21.2 million. Upon completion of the IPO, the Company's ownership percentage was reduced to 36.1%. The Company's ownership interest will be further reduced upon the issuance of common stock after the vesting of forfeitable restricted stock units acquired by and/or the exercise of options granted to certain DLJ employees. DLJ restricted stock units represents forfeitable rights to receive approximately 5.2 million shares of DLJ common stock through February 2000.

        The results of operations of DLJ are accounted for on the equity basis and are included in commissions, fees and other income in the consolidated statements of earnings. The Company's carrying value of DLJ is included in investment in and loans to affiliates in the consolidated balance sheets.

        Summarized balance sheets information for DLJ, reconciled to the Company's carrying value of DLJ, are as follows:

                                                                                           DECEMBER 31,
                                                                                ------------------------------------
                                                                                     1996                1995
                                                                                ----------------   -----------------
                                                                                           (IN MILLIONS)
        Assets:
        Trading account securities, at market value............................  $   15,728.1       $   10,821.3
        Securities purchased under resale agreements...........................      20,598.7           18,748.2
        Broker-dealer related receivables......................................      16,525.9           13,023.7
        Other assets...........................................................       2,651.0            1,983.3
                                                                                ----------------   -----------------
        Total Assets...........................................................  $   55,503.7       $   44,576.5
                                                                                ================   =================
        Liabilities:
        Securities sold under repurchase agreements............................  $   29,378.3       $   26,744.8
        Broker-dealer related payables.........................................      19,409.7           12,915.5
        Short-term and long-term debt..........................................       2,704.5            1,742.0
        Other liabilities......................................................       2,164.0            1,750.5
                                                                                ----------------   -----------------
        Total liabilities......................................................      53,656.5           43,152.8
        Cumulative exchangeable preferred stock................................           -                225.0
        DLJ's company-obligated mandatorily redeemed preferred
          securities of subsidiary trust holding solely debentures of DLJ......         200.0                -
        Total shareholders' equity.............................................       1,647.2            1,198.7
                                                                                ----------------   -----------------
        Total Liabilities, Cumulative Exchangeable Preferred Stock and
          Shareholders' Equity.................................................  $   55,503.7       $   44,576.5
                                                                                ================   =================
        DLJ's equity as reported...............................................  $    1,647.2       $    1,198.7
        Unamortized cost in excess of net assets acquired in 1985
          and other adjustments................................................          23.9               40.5
        The Holding Company's equity ownership in DLJ..........................        (590.2)            (499.0)
        Minority interest in DLJ...............................................        (588.6)            (324.3)
                                                                                ----------------   -----------------
        The Company's Carrying Value of DLJ....................................  $      492.3       $      415.9
                                                                                ================   =================

        Summarized statements of earnings information for DLJ reconciled to the Company's equity in earnings of DLJ is as follows:

                                                                                     1996                1995
                                                                                ----------------   -----------------
                                                                                           (IN MILLIONS)
        Commission, fees and other income......................................  $    1,818.2       $    1,325.9
        Net investment income..................................................       1,074.2              904.1
        Dealer, trading and investment gains, net..............................         598.4              528.6
                                                                                ----------------   -----------------
        Total revenues.........................................................       3,490.8            2,758.6
        Total expenses including income taxes..................................       3,199.5            2,579.5
                                                                                ----------------   -----------------
        Net earnings...........................................................         291.3              179.1
        Dividends on preferred stock...........................................          18.7               19.9
                                                                                ----------------   -----------------
        Earnings Applicable to Common Shares...................................  $      272.6       $      159.2
                                                                                ================   =================
        DLJ's earnings applicable to common shares as reported.................  $      272.6       $      159.2
        Amortization of cost in excess of net assets acquired in 1985..........          (3.1)              (3.9)
        The Holding Company's equity in DLJ's earnings.........................        (107.8)             (90.4)
        Minority interest in DLJ...............................................         (73.4)              (6.5)
                                                                                ----------------   -----------------
        The Company's Equity in DLJ's Earnings.................................  $       88.3       $       58.4
                                                                                ================   =================

21)     ACCOUNTING FOR STOCK-BASED COMPENSATION

        The Holding Company sponsors a stock option plan for employees of Equitable Life. DLJ and Alliance each sponsor their own stock option plans for certain employees. The Company elected to continue to account for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25. Had compensation expense of the Company's stock option incentive plans for options granted after December 31, 1994 been determined based on the estimated fair value at the grant dates for awards under those plans, the Company's pro forma net earnings for 1996 and 1995 would have been as follows:

                                    1996              1995
                               ---------------   ---------------
                                        (IN MILLIONS)
        Net Earnings
          As Reported.........  $       10.3      $     312.8
          Pro Forma...........  $        3.2      $     311.3

        The fair value of options and units granted after December 31, 1994, used as a basis for the above pro forma disclosures, was estimated as of the date of grants using Black-Scholes option pricing models. The option and unit pricing assumptions for 1996 and 1995 are as follows:

                                      HOLDING COMPANY                    DLJ                        ALLIANCE
                                  -------------------------   --------------------------  -----------------------------
                                     1996          1995          1996          1995           1996            1995
                                  -----------   -----------   -----------   ------------  -------------   -------------
        Dividend yield...........     0.80%         0.96%         1.54%         1.85%         8.0%            8.0%
        Expected volatility......    20.00%        20.00%        25.00%        25.00%        23.00%          23.00%
        Risk-free interest rate..     5.92%         6.83%         6.07%         5.86%         5.80%           6.00%

        Expected Life............  5 YEARS       5 years       5 YEARS        5 years      7.43 YEARS      7.43 years
        Weighted fair value
          per option granted.....    $6.94         $5.90         $9.35          -            $2.69           $2.24

        A summary of the Holding Company and DLJ stock option plans and Alliance's Unit option plans are as follows:

                                          HOLDING COMPANY                       DLJ                           ALLIANCE
                                    -----------------------------   -----------------------------   -----------------------------
                                                      Options                         Options                         Options
                                                    Outstanding                     Outstanding                     Outstanding
                                                      Weighted                        Weighted                        Weighted
                                                      Average                         Average                         Average
                                      Shares         Exercise          Shares        Exercise           Units         Exercise
                                    (In Millions)      Price        (In Millions)     Price         (In Millions)      Price
                                    -------------   -------------   -------------   -------------   -------------   -------------
        Balance as of
          January 1, 1994........         6.1                             -                               3.2
          Granted................          .7                             -                               1.2
          Exercised..............         -                               -                               (.5)
          Forfeited..............         -                               -                               (.1)
                                    -------------                   -------------                   -------------
        Balance as of
          December 31, 1994......         6.8                             -                               3.8
          Granted................          .4                             9.2                             1.8
          Exercised..............         (.1)                            -                               (.5)
          Expired................         (.1)                            -                               -
          Forfeited..............         (.3)                            -                               (.3)
                                    -------------                   -------------                   -------------
        Balance as of
          December 31, 1995......         6.7           $20.27            9.2          $27.00             4.8           $17.72
          Granted................          .7           $24.94            2.1          $32.54              .7           $25.12
          Exercised..............         (.1)          $19.91            -              -                (.4)          $13.64
          Expired................         (.6)          $20.21            -              -                -               -
          Forfeited..............         -               -               (.2)         $27.00             (.1)          $19.32
                                    -------------                   -------------                   -------------
        Balance as of
          December 31, 1996......         6.7           $20.79           11.1          $28.06             5.0           $19.07
                                    =============   =============   =============   =============   =============   =============

        Information with respect to stock and unit options outstanding and exercisable at December 31, 1996 is as follows:

                                      Options Outstanding                                          Options Exercisable
        -------------------------------------------------------------------------------    --------------------------------------
                                                       Weighted
                                                        Average           Weighted                                 Weighted
              Range of               Number            Remaining           Average               Number             Average
              Exercise            Outstanding         Contractual         Exercise            Exercisable           Exercise
               Prices            (In Millions)        Life (Years)          Price            (In Millions)           Price
        ---------------------   -----------------   ---------------   -----------------    -------------------   ----------------
               Holding
               Company
        ---------------------
        $18.125-$27.75                 6.7                 7.00             $20.79                3.4                $20.18
                                =================   ===============   =================    ===================   ================

                 DLJ
        ---------------------
        $27.00-$33.50                 11.1                 9.00             $28.06                -                    -
                                =================   ===============   =================    ===================   ================

              Alliance
        ---------------------
        $ 6.0625-$15.9375              1.3                 4.76             $12.97                1.2                $12.58
        $16.3125-$19.75                1.1                 8.19             $19.13                 .2                $18.69
        $19.875 -$19.875               1.0                 7.36             $19.88                 .4                $19.88
        $20.75  -$24.375                .9                 8.46             $22.05                 .3                $21.84
        $24.375 -$25.125                .7                 9.96             $25.13                -                    -
                                -----------------                                          -------------------
        $ 6.0625-$25.125               5.0                 7.43             $19.07                2.1                $15.84
                                =================   ===============   =================    ===================   ================

                                                                      APPENDIX A
COMMUNICATING PERFORMANCE DATA

In reports or other communications to policyowners or in advertising material, we may describe general economic and market conditions affecting the Separate Account and the Trusts and may compare the performance or ranking of the
Separate Account Funds and the Trusts' portfolios with (1) that of other insurance company separate accounts or mutual funds included in the rankings prepared by Lipper Analytical Services, Inc., Morningstar, Inc. or similar investment services that monitor the performance of insurance company separate accounts or mutual funds, (2) other appropriate indices of investment securities and averages for peer universes of funds, or (3) data developed by us derived from such indices or averages. Advertisements or other communications furnished to present or prospective policyowners may also include evaluations of a Separate Account Fund or Trust portfolio by financial publications that are nationally recognized such as Barron's, Morningstar's Variable Annuities / Life, Business Week, Forbes, Fortune, Institutional Investor, Money, Kiplinger's Personal Finance, Financial Planning, Investment Adviser, Investment Management Weekly, Money Management Letter, Investment Dealers Digest, National Underwriter, Pension & Investments, USA Today, Investor's Daily, The New York Times, The Wall Street Journal, the Los Angeles Times and the Chicago Tribune.

Performance data for peer universes of funds with similar investment objectives are compiled by Lipper Analytical Services, Inc. (Lipper) in its Lipper Variable Insurance Products Performance Analysis Service (Lipper Survey) and Morningstar, Inc. in the Morningstar Variable Annuity / Life Report (Morningstar Report).

The Lipper Survey records performance data as reported to it by over 800 funds underlying variable annuity and life insurance products. The Lipper Survey divides these actively managed funds into 25 categories by portfolio objectives. The Lipper Survey contains two different universes, which differ in terms of the types of fees reflected in performance data. The "Separate Account" universe reports performance data net of investment management fees, direct operating expenses and asset-based charges applicable under variable insurance and annuity contracts. The "Mutual Fund" universe reports performance net only of investment management fees and direct operating expenses, and therefore reflects asset-based charges that relate only to the underlying mutual fund.

The Morningstar Report consists of nearly 700 variable life and annuity funds, all of which report their data net of investment management fees, direct operating expenses and separate account level charges.

LONG-TERM MARKET TRENDS

As a tool for understanding how different investment strategies may affect long-term results, it may be useful to consider the historical returns on different types of assets. The following chart presents historical return trends for various types of securities. The information presented, while not directly related to the performance of the Funds of the Separate Account or the Trusts' portfolios, may help to provide a perspective on the potential returns of different asset classes over different periods of time. By combining this information with your knowledge of your own financial needs, you may be able to better determine how you wish to allocate your Survivorship 2000 premiums.

Historically, the investment performance of common stocks over the long term has generally been superior to that of long or short-term debt securities, although common stocks have been subject to more dramatic changes in value over short periods of time. The Common Stock Fund of the Separate Account may, therefore, be a desirable selection for policyowners who are willing to accept such risks. Policyowners who have a need to limit short-term risk, may find it preferable to allocate a smaller percentage of their net premiums to those funds that invest primarily in common stock. Any investment in securities, whether equity or debt, involves varying degrees of potential risk, in addition to offering varying degrees of potential reward.


The chart on page A-2 illustrates the average annual compound rates of return over selected time periods between December 31, 1926 and December 31, 1996 for common stocks, long-term government bonds, long-term corporate bonds, intermediate-term government bonds and Treasury Bills. The Consumer Price Index is shown as a measure of inflation for comparison purposes. The average annual returns assume the reinvestment of dividends, capital gains and interest.


The information presented is an historical record of unmanaged groups of securities and is neither an estimate nor a guarantee of future results. In addition, investment management fees and expenses and charges associated with a variable life insurance policy, are not reflected.


The rates of return illustrated do not represent returns of the Separate Account or the Trusts and do not constitute a representation that the performance of the Separate Account Funds or the Trusts' portfolios will correspond to rates of return such as those illustrated in the chart. For a comparative illustration of performance results of the portfolios of The Hudson River Trust, plus performance of other Alliance funds with investment policies and objectives similar to those of the Alliance Small Cap Growth portfolio, see page B-1 of the HRT prospectus. For a comparative illustration of performance results of certain public mutual funds which are similar to EQAT portfolios and are managed by EQAT's Advisers, see page A-1 of the EQAT prospectus.

                                                                       AVERAGE ANNUAL RATES OF RETURN

FOR THE
FOLLOWING                                                  LONG-TERM       LONG-TERM    INTERMEDIATE-       U.S.           CONSUMER
PERIODS ENDING                               COMMON       GOVERNMENT       CORPORATE      TERM GOV'T      TREASURY           PRICE
12/31/96:                                    STOCKS          BONDS           BONDS          BONDS           BILLS            INDEX
--------                                     ------          -----           -----          -----           -----            -----

 1 year...........................           23.07%          -0.93%           1.40%          2.10%           5.21%            3.58%
 3 years..........................           19.66            6.36            6.72           4.19            4.90             2.93
 5 years..........................           15.20            8.98            8.52           6.17            4.22             2.89
10 years..........................           15.28            9.39            9.48           7.77            5.46             3.70
20 years..........................           14.55            9.54            9.71           9.14            7.28             5.15
30 years..........................           11.85            7.75            8.24           8.27            6.73             5.39
40 years..........................           11.18            6.51            6.99           7.08            5.80             4.47
50 years..........................           12.59            5.33            5.76           5.89            4.89             4.08
60 years..........................           11.19            5.06            5.38           5.32            4.10             4.13
Since 1926........................           10.71            5.08            5.64           5.21            3.74             3.12
Inflation Adjusted
Since 1926........................            7.36            1.90            2.44           2.02            0.60
-------------------------------------

*Source:  Ibbotson,  Roger G. and Rex A. Sinquefield,  STOCKS,  BONDS, BILLS, AND INFLATION (SBBI), 1982, updated in STOCKS,  BONDS,
 BILLS, AND INFLATION 1997 YEARBOOK,(TM)Ibbotson Associates, Inc., Chicago. All rights reserved.

Common  Stocks (S&P 500) -- Standard and Poor's  Composite  Index,  an  unmanaged  weighted  index of the stock  performance  of 500 industrial, transportation, utility and financial companies.

Long-term  Government  Bonds -- Measured using a one-bond  portfolio  constructed  each year containing a bond with  approximately a twenty-year maturity and a reasonably current coupon.

Long-term  Corporate Bonds -- For the period 1969-1996,  represented by the Salomon Brothers  Long-Term,  High-Grade  Corporate Bond
Index;  for the period  1946-1968,  the Salomon  Brothers'  Index was backdated  using Salomon  Brothers'  monthly yield data and a methodology  similar to that used by Salomon for 1969-1996;  for the period 1926-1945,  the Standard and Poor's monthly  High-Grade
Corporate Composite yield data were used, assuming a 4 percent coupon and a twenty-year maturity.

Intermediate-term  Government Bonds -- Measured by a one-bond portfolio constructed each year containing a bond with approximately a five-year maturity.

U.S. Treasury Bills -- Measured by rolling over each month a one-bill portfolio containing, at the beginning of each month, the bill having the shortest maturity not less than one month.

Inflation -- Measured by the Consumer Price Index for all Urban Consumers (CPI-U), not seasonally adjusted.

                                     PART II

                   REPRESENTATION REGARDING REASONABLENESS OF
                        AGGREGATE POLICY FEES AND CHARGES

Equitable represents that the fees and charges deducted under the Policies described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by Equitable under the Policies, Equitable bases its representation on its assessment of all of the facts and circumstances, including such relevant factors as: the nature and extent of such services, expenses and risks, the need for Equitable to earn a profit, the degree to which the Policies include innovative features, and regulatory standards for the grant of exemptive relief under the Investment Company Act of 1940 used prior to October 1996, including the range of industry practice.


                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

The facing sheet.


Reconciliation and Tie, previously filed with this Registration
Statement File No. 333-17641 on December 11, 1996.

The Supplement (for inforce business) dated May 1, 1997, consisting of 80 pages.

The Prospectus dated May 1, 1997, consisting of 105 pages.

Representation regarding reasonableness of aggregate policy fees and charges.

Undertaking to file reports, previously filed with this Registration Statement File No. 333-17641 on December 11, 1996.


Undertaking pursuant to Rule 484(b)(1) under the Securities Act of 1933, previously filed with this Registration Statement File No. 333-17641 on December 11, 1996.

The signatures.

Written Consents of the following persons:

Mary P. Breen, Vice President and Associate General Counsel of Equitable (See exhibit 2(a))

Barbara Fraser, F.S.A., M.A.A.A., Vice President of Equitable (See exhibit 2(b))

Independent Public Accountants (See exhibit 6)

The following exhibits: Exhibits required by Article IX, paragraph A of Form N-8B-2:



        1-A(1)(a)(i)       Certified resolutions re Authority to Market Variable Life Insurance and Establish Separate Accounts, previously filed with this Registration
                           Statement File No. 333-17641 on December 11, 1996.



        1-A(2)             Inapplicable.

        1-A(3)(a)          See Exhibit 1-A(8).




         1-A(3)(b)         Broker-Dealer and General Agent Sales Agreement,
                           previously filed with this Registration
                           Statement File No. 333-17641 on December 11, 1996.


         1-A(3)(c)         See Exhibit 1-A(8)(i).

         1-A(4)            Inapplicable.


         1-A(5)(a)(i)      Flexible Premium Joint Survivorship Variable Life Policy (92-500.)
                           (Equitable Variable), previously filed with this Registration
                           Statement File No. 333-17641 on December 11, 1996.

         1-A(5)(a)(ii)     Flexible Premium Joint Survivorship Variable Life Policy (92-500.)
                           (Equitable), previously filed with this Registration Statement
                           File No. 333-17641 on December 11, 1996.

         1-A(5)(b)         Name Change Endorsement (S.97-1), previously filed with this Registration
                           Statement File No. 333-17641 on December 11, 1996.

         1-A(5)(c)         Estate Protector Rider (R92-208) (Equitable Variable), previously filed with this Registration Statement File No. 333-17641 on December 11, 1996.

         1-A(5)(d)         Estate Protector Rider (R92-208) (Equitable), previously filed with this Registration
                           Statement File No. 333-17641 on December 11, 1996.

         1-A(5)(e)         Option to Split Flexible Premium Joint Survivorship Variable Life
                           Policy Upon Divorce Rider (R92-209) (Equitable Variable), previously filed with this Registration Statement File No. 333-17641 on December 11, 1996.

         1-A(5)(f)         Option to Split Flexible Premium Joint Survivorship Variable Life Policy
                           Upon Divorce Rider (R92-209) (Equitable), previously filed with this Registration
                           Statement File No. 333-17641 on December 11, 1996.

         1-A(5)(g)         Option to Split Flexible Premium Joint Survivorship Variable Life
                           Policy Upon Federal Tax Law Change Rider (R92-210)
                           (Equitable Variable), previously filed with this Registration
                           Statement File No. 333-17641 on December 11, 1996.

         1-A(5)(h)         Option to Split Flexible Premium Joint Survivorship Variable Life
                           Policy Upon Federal Tax Law Change Rider (R92-210) (Equitable),
                           previously filed with this Registration
                           Statement File No. 333-17641 on December 11, 1996.

        1-A(5)(i)          Accelerated Death Benefit Rider (Equitable Variable), previously filed with this Registration Statement
                           File No. 333-17641 on December 11, 1996.

        1-A(5)(j)          Accelerated Death Benefit Rider (Equitable), previously filed with this Registration
                           Statement File No. 333-17641 on December 11, 1996.





         1-A(5)(k)         Free Look Rider (Equitable Variable), previously filed with this Registration
                           Statement File No 333-17641 on December 11, 1996.

         1-A(5)(l)         Free Look Rider  (Equitable), previously filed with this Registration
                           Statement File No. 333-17641 on December 11, 1996.

         1-A(5)(m)         Unisex Rider (Equitable Variable), previously filed with this Registration
                           Statement File No. 333-17641 on December 11, 1996.

         1-A(5)(n)         Unisex Rider (Equitable), previously filed with this
                           Registration Statement File No. 333-17641 on December 11, 1996.

         1-A(6)(a)         Declaration and Charter of Equitable, as amended January 1, 1997.

         1-A(6)(b)         By-Laws of Equitable, as amended November 21, 1996.

         1-A(7)            Inapplicable.

         1-A(8)            Distribution and Servicing Agreement among EQ Financial Consultants, Inc.
                           (formerly known as Equico Securities, Inc.), Equitable and Equitable Variable
                           dated as of May 1, 1994, previously filed with this Registration
                           Statement File No. 333-17641 on December 11, 1996.

         1-A(8)(i)         Schedule of Commissions, previously filed with this Registration
                           Statement File No. 333-17641 on December 11, 1996.

         1-A(9)(a)         Agreement and Plan of Merger of Equitable Variable
                           with and into Equitable dated September 19, 1996,
                           previously filed with this Registration
                           Statement File No. 333-17641 on December 11, 1996.

         1-A(9)(b)         Form of Participation Agreement among EQ Advisors Trust, Equitable,
                           Equitable Distributors, Inc. and EQ Financial Consultants, Inc.,
                           incorporated by reference to the Registration Statement of EQ Advisors
                           Trust on Form N-1A (File Nos. 333-17217 and 811-07953).

         1-A(10)(a)        Application EV4-200Y. (Equitable Variable), previously filed with this Registration Statement File No. 333-17641 on December 11, 1996.

         1-A(10)(b)        Application EV4-200Y. (Equitable), previously filed with this Registration
                           Statement File No. 333-17641 on December 11, 1996.

Other Exhibits:

         2(a)(i)           Opinion and Consent of Mary P. Breen, Vice President and Associate
                           General Counsel of Equitable, previously filed with this Registration
                           Statement File No. 333-17641 on December 11, 1996.

         2(a)(ii)          Opinion and Consent of Mary P. Breen, Vice President and Associate General
                           Counsel of Equitable.

         2(b)(i)           Opinion and Consent dated April 24, 1995 of Barbara Fraser,
                           F.S.A., M.A.A.A., Vice President of Equitable,
                           previously filed with this Registration
                           Statement File No. 333-17641 on December 11, 1996.





         2(b)(ii)          Opinion and Consent dated April 22, 1996 of Barbara Fraser,
                           F.S.A., M.A.A.A., Vice President of Equitable,
                           previously filed with this Registration Statement
                           File No. 333-17641 on December 11, 1996.

         2(b)(iii)         Consent dated December 9, 1996 of Barbara Fraser,
                           F.S.A., M.A.A.A., Vice President of Equitable relating to
                           Exhibits 2(b)(i) and 2(b)(ii), previously filed
                           with this Registration Statement File No.
                           33-17641 on December 11, 1996.

         2(b)(iv)         Opinion and Consent dated December 9, 1996 of Barbara Fraser,
                           F.S.A., M.A.A.A., Vice President of Equitable,
                           previously filed with this Registration Statement
                           File No. 333-17641 on December 11, 1996.

         2(b)(v)           Opinion and Consent of Barbara Fraser, F.S.A.,
                           M.A.A.A., Vice President of Equitable.


         3                 Inapplicable.

         4                 Inapplicable.

         5                 Financial Data Schedule (See Exhibit 27 below).

         6                 Consent of Independent Public Accountant.


         7(a)              Powers-of-Attorney, previously filed with this Registration Statement File No. 333-17641 on December 11, 1996.

         7(b)              Power-of-Attorney for Mary R. (Nina) Henderson.

         8                 Description of Equitable's Issuance, Transfer and Redemption
                           Procedures for Flexible Premium Policies pursuant to Rule
                           6e-3(T)(b)(12)(iii) under the Investment Company Act of 1940, previously filed with this Registration Statement File No. 333-17641 on December 11, 1996.


         27                Financial Data Schedule.


                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it meets all the requirements for effectiveness of this amendment to the registration statement pursuant to paragraph (b) of Rule 485 under the Securities Act of 1933 and it has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City and State of New York on the 30th day of April, 1997.



                      SEPARATE ACCOUNT FP OF THE EQUITABLE
                      LIFE ASSURANCE SOCIETY
                      OF THE UNITED STATES

                               By:  THE EQUITABLE LIFE
                                    ASSURANCE SOCIETY
                                    OF THE UNITED STATES,
                                    DEPOSITOR

                               By: /s/ Samuel B. Shlesinger
                                   ------------------------
                                   (Samuel B. Shlesinger)
                                    Senior Vice President






Attest: /s/Linda Galasso
       -----------------
       (Linda Galasso)
       Assistant Secretary
       April 30, 1997

                                   SIGNATURES




Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it meets all the requirements for effectiveness of this amendment to the registration statement pursuant to paragraph (b) of Rule 485 under the Securities Act of 1933 and it has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City and State of New York on the 30th day of April, 1997.




                                           THE EQUITABLE LIFE
                                     ASSURANCE SOCIETY OF THE
                                                UNITED STATES


                                 By: /s/ Samuel B. Shlesinger
                                     ------------------------
                                        (Samuel B. Shlesinger)
                                         Senior Vice President



        Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the date indicated:


PRINCIPAL EXECUTIVE OFFICERS:

*  Joseph J. Melone           Chairman of the Board and Chief Executive Officer

*  James M. Benson            President

*  William T. McCaffrey       Senior Executive Vice President and Chief
                              Operating Officer

*  Jerry M. de St. Paer       Executive Vice President

PRINCIPAL FINANCIAL OFFICER:

*  Stanley B. Tulin.          Senior Executive Vice President and Chief
                              Financial Officer

PRINCIPAL ACCOUNTING OFFICER:


/s/Alvin H. Fenichel
--------------------
  Alvin H. Fenichel           Senior Vice President and
April 30, 1997                Controller

*DIRECTORS:


Claude Bebear              Jean-Rene Foutou           Winthrop Knowlton
James M. Benson            Norman C. Francis          Arthur L. Liman
Christopher J. Brocksom    Donald J. Greene           George T. Lowy
Francoise Colloc'h         John T. Hartley            William T. McCaffrey
Henri de Castries          John H.F. Haskell, Jr.     Joseph J. Melone
Joseph L. Dionne           Mary R. (Nina) Henderson   Didier Pineau-Valencienne
William T. Esrey           W. Edwin Jarmain           George J. Sella, Jr.
                           G.Donald Johnston, Jr.     Dave H. Williams



*By:  /s/ Samuel B. Shlesinger
     ------------------------
     (Samuel B. Shlesinger)
     Attorney-in-Fact
     April 30, 1997

                                  EXHIBIT INDEX


EXHIBIT NO.                                                                                      TAG VALUE
-----------                                                                                      ---------




1-A(6)(a)              Declaration and Charter of Equitable, as amended January 1, 1997.           EX-99.6a CHARTER

1-A(6)(b)              By-Laws of Equitable, as amended November 21, 1996.                         EX-99.6b BY LAWS

2(a)(ii)               Opinion and Consent of Mary P. Breen, Vice President and Associate
                       General Counsel of Equitable.                                               EX-99.2aii OPINION

2(b)(v)                Opinion and Consent of Barbara Fraser,
                       F.S.A., M.A.A.A., Vice President of Equitable.                              EX-99.2bv OPINION


6                      Consent of Independent Public Accountant.                                   EX-99.6

7(b)                   Power-of-Attorney for Mary R. (Nina) Henderson.                             EX-II.7b POW ATTY




27                     Financial Data Schedule.                                                    EX-27








-----------------------